UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __ to __

Commission file number: 814-01360

FRANKLIN BSP CAPITAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	85-2950084
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
One Madison Avenue, Suite 1600 New York, New York	**10010**
(Address of Principal Executive Offices)	(Zip Code)

(212) 588-6770
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
None	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or Section 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

There is currently no established public market for shares of the registrant's common stock, $0.001 par value per share ("Common Stock").

The number of shares of the registrant's Common Stock outstanding as of March 9, 2026 was 135,487,164.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement relating to the registrant's 2026 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days following the end of the Company's fiscal year, are incorporated by reference in Part III of this Annual Report on Form 10-K as indicated herein.

FRANKLIN BSP CAPITAL CORPORATION
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

	Page
PART I	
Item 1. Business	1
Item 1A. Risk Factors	29
Item 1B. Unresolved Staff Comments	57
Item 1C. Cybersecurity	58
Item 2. Properties	60
Item 3. Legal Proceedings	60
Item 4. Mine Safety Disclosures	60
PART II	
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	61
Item 6. [Reserved]	61
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	62
Item 7A. Quantitative and Qualitative Disclosures About Market Risk	82
Item 8. Consolidated Financial Statements and Supplementary Data	83
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	83
Item 9A. Controls and Procedures	83
Item 9B. Other Information	84
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	84
PART III	
Item 10. Directors, Executive Officers and Corporate Governance	85
Item 11. Executive Compensation	85
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	85
Item 13. Certain Relationships and Related Transactions, and Director Independence	85
Item 14. Principal Accountant Fees and Services	85
PART IV	
Item 15. Exhibits and Consolidated Financial Statement Schedules	86
Item 16. Form 10-K Summary	88
Signatures	89

PART I

ITEM 1. BUSINESS

Forward Looking Statements

This report, and other statements that we may make, may contain forward-looking statements with respect to future financial or business performance, strategies, or expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "potential," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future conditional verbs such as "will," "would," "should," "could," "may," or similar expressions.

Forward-looking statements are subject to numerous assumptions, risks, and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty to and do not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in our U.S. Securities and Exchange Commission ("SEC") reports and those identified elsewhere in this report, including the "Risk Factors" section, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

- our future operating results;

- changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets, including the effect of elevated interest rates and a potential global recession;

- the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing conflicts in the Middle East, Central and South America and Eastern Europe;

- the impact of the investments that we expect to make;

- the ability of our portfolio companies to achieve their objectives;

- our contractual arrangements and relationships with third parties;

- our expected financings and investments;

- the adequacy of our cash resources and working capital;

- the timing of cash flows, if any, from the operations of our portfolio companies;

- our repurchase of shares;

- actual and potential conflicts of interest with our Adviser (as defined below) and its affiliates;

- the dependence of our future success on the general economy and its effect on the industries in which we invest;

- the ability to qualify and maintain our qualifications as a regulated investment company ("RIC") and a business development company ("BDC");

- the timing, form, and amount of any distributions;

- the impact of fluctuations in interest rates on our business;

- the valuation of any investments in portfolio companies, particularly those having no liquid trading market;

- the impact of changes to generally accepted accounting principles;

- the impact of changes to tax legislation and, generally, our tax position;

1

- the ability of our Adviser to locate suitable investments for us and to monitor and administer our investments;

- the ability of our Adviser and its affiliates to attract and retain highly talented professionals;

- the ability to realize the anticipated benefits of the Mergers (as defined below);

- the effects of disruption on our business from the Mergers; and

- the combined company's plans, expectations, objectives and intentions as a result of the Mergers.

You should not place undue reliance on these forward-looking statements. The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligations to update any forward-looking statement to reflect events or circumstances occurring after the date of this Annual Report on Form 10-K.

SUMMARY OF RISK FACTORS

The following is a summary of the principal risk factors associated with an investment in us:

- The time and resources that individuals and the executive officers of our Adviser devote to us may be diverted, and we may face additional competition due to the fact that neither our Adviser nor its affiliates is prohibited from raising money for or managing another entity that makes the same types of investments that we target;

- Our fee structure may induce our Adviser to make speculative investments or incur debt;

- Our Adviser can resign on 60 days' notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business, and results of operations;

- Our ability to achieve our investment objective depends on our Adviser's and its affiliates' ability to manage and support our investment process. If our Adviser were to lose any members of its senior management team, our ability to achieve our investment objective could be significantly harmed;

- Because our business model depends to a significant extent upon relationships with investment banks, business brokers, loan syndication and trading desks, and commercial banks, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business;

- To the extent that our Adviser serves as a "joint bookrunner" in connection with the underwriting of a loan or other security to be acquired, it may be subject to underwriter liability under the federal securities laws. This liability can be managed principally through the exercise of due diligence regarding any such offering. In addition, if it acts as joint bookrunner for a loan or other securities offering and is not successful in syndicating the loan or offering, our Adviser may acquire a larger amount of the subject securities than it had planned, and it may be required to hold such loan or security for a longer period than it had anticipated;

- Our failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC;

- Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have an effect on our growth;

- Our ability to enter into transactions with our affiliates is restricted.

- Our investments in portfolio companies may be risky, and we could lose all or part of our investment;

- The lack of liquidity in our investments may adversely affect our business;

- Price declines in the large corporate leveraged loan market may adversely affect the fair value of debt securities we hold, reducing our net asset value ("NAV") through increased net unrealized depreciation;

- Our investments are subject to interest rate risk;

- Our debt investments are subject to prepayment or refinancing risk;

- We may from time to time incur contingent liabilities in connection with an investment that may adversely affect us;

- We generally will not control our portfolio companies and may co-invest with third parties;

- The effect of global climate change may impact the operations of our portfolio companies;

- We have entered into revolving credit facilities that contain various covenants which, if not complied with, could accelerate repayment under such credit facilities, thereby materially and adversely affecting our liquidity, financial condition, results of operations and our ability to pay distributions to our stockholders;

- Because we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us;

- Shares of our Common Stock will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, stockholders will have limited liquidity and may not receive a full return of their invested capital if they tender shares of our Common Stock;

- We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult to sell shares of our Common Stock;

- Our stockholders may experience dilution in their ownership percentage, which could reduce the overall value of their investment;

- A significant portion of our investment portfolio is recorded at fair value as determined in good faith by our Adviser, and, as a result, there is uncertainty as to the value of our portfolio investments.

- The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings. Therefore, portions of the distributions that we pay may represent a return of capital which will lower a stockholder's tax basis in its shares and reduce the amount of funds we have for investment in targeted assets. A return of capital is a return of the initial investment in the Company rather than earnings or gains derived from our investment activities. We may not be able to pay distributions, and our distributions may not grow over time;

- Our Board of Directors may change our operating polices and strategies without prior notice or stockholder approval, the effects of which may be adverse;

- We may be subject to corporate-level U.S. federal taxes if we fail to maintain our qualification as a RIC;

- We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income;

- You may have current tax liability on distributions you elect to reinvest in our Common Stock but would not receive cash from such distributions to pay such tax liability;

- The capital markets are currently in a period of disruption and economic uncertainty. Such market conditions have adversely affected debt and equity capital markets, which have had, and may continue to have, an impact on our business and operations;

- Inflation and supply chain risk could adversely impact our portfolio companies and our results of our operations;

- Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us;

- Terrorist attacks, acts of war, global or regional conflicts (such as those in the Middle East, Central and South America and Eastern Europe), natural disasters, disease outbreaks or pandemics may impact our portfolio companies and harm our business, operating results and financial condition;

- We are highly dependent on information systems and systems failures or interruption could significantly disrupt our business, which may, in turn, affect our ability to pay dividends and other distributions; and

- Our business could suffer in the event our Adviser or any other party that provides us with services essential to our operations experiences system failures or cyber-incidents or a deficiency in cybersecurity.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition and/or operating results. For a more detailed discussion of the risks that you should consider prior to investing in our securities, see the section below entitled *"Risk Factors."*

General

Franklin BSP Capital Corporation (including, for periods prior the Conversion (as defined below), Franklin BSP Capital L.L.C., a Delaware limited liability company, "FBCC," or the "Company," which may also be referred to as "we," "us," or "our") is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC and has elected to be treated for U.S. federal income tax purposes, and to qualify annually thereafter, as a RIC. We were formed as a Delaware limited liability company on January 29, 2020 with the name Franklin BSP Capital L.L.C. Effective September 23, 2020, we converted to a Delaware corporation pursuant to which Franklin BSP Capital Corporation succeeded to the business of Franklin BSP Capital L.L.C. (the "Conversion").

We are managed by Franklin BSP Capital Adviser L.L.C. (the "Adviser"), an affiliate of Benefit Street Partners L.L.C. ("Benefit Street Partners" or "BSP"). Our Adviser is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio.

On December 18, 2020, we completed our initial closing of capital commitments (the "Capital Commitments") to purchase shares of our Common Stock to investors in a private placement (the "Initial Closing") in reliance on exemptions from the registration requirements of the Securities Act. Since our Initial Closing, we held additional closings and received aggregate Capital Commitments to purchase Common Stock. As of December 31, 2025, investors had made aggregate Capital Commitments to purchase Common Stock of $375.5 million. At each closing of the private placement, each investor will make a Capital Commitment to purchase shares of Common Stock pursuant to a subscription agreement (the "Subscription Agreement") entered into with us. Investors will be required to fund drawdowns to purchase shares of Common Stock up to the amount of their respective Capital Commitments on an as-needed basis each time we deliver a notice to the investors. Closings of the private placement of our Common Stock occurred, from time to time, during the Initial Closing Period which our Board of Directors extended such that it ended December 18, 2023. After the Initial Closing Period, we may permit one or more additional closings of the private placement of our Common Stock with the approval of our Board of Directors.

On August 25, 2021, we filed the Certificate of Designation for the series A preferred stock (the "Series A Preferred Stock"). On the same day, we entered into subscription agreements (collectively the "Preferred Subscription Agreements") with investors, pursuant to which investors made new capital commitments (the "Preferred Capital Commitments") to purchase shares of our Series A Preferred Stock. As of December 31, 2025, total Preferred Capital Commitments of Series A Preferred Stock were $77.5 million.

On January 24, 2024, we consummated the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") with Franklin BSP Lending Corporation, a Maryland corporation ("FBLC"), Franklin BSP Merger Sub, Inc., a Maryland corporation and our direct wholly-owned subsidiary ("Merger Sub"), and, solely for the limited purposes set forth therein, the Adviser. In connection therewith, Merger Sub merged with and into FBLC (the "Merger"), with FBLC continuing as the surviving company and as our wholly-owned subsidiary, followed by FBLC merging with and into us (together with the Merger, the "Mergers"), and with us continuing as the surviving company. See "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Mergers*" for further information regarding the Mergers.

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in first and second lien senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle market companies. We define middle market companies as those with EBITDA of between $25 million and $100 million annually, although we may invest in larger or smaller companies. We also may purchase interests in loans or corporate bonds through secondary market transactions, which refers to acquisitions from secondary market participants rather than from the portfolio company directly. See *"Item 1. Business — Regulation as a Business Development Company"* for discussion of BDC regulation and other regulatory considerations.

Senior secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in priority of payments and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of between five to ten years. The loans are often held for five years or less before any refinancing or disposition. For a discussion of the risks inherent in our portfolio investments, please see the discussion under *"Item 1A. Risk Factors."*

We may co-invest, subject to the conditions included in the exemptive order received by affiliates of our Adviser from the SEC, with certain of our affiliates. See *"Item 1. Business — "Potential Conflicts of Interests; Co-Investment Opportunities"* and *"Item 13. Certain Relationships and Related Transactions, and Director Independence"* below. We believe that such co-investments afford us additional investment opportunities and an ability to build a diverse portfolio.

As a BDC, we are generally required to invest at least 70% of our total assets primarily in securities of private and certain U.S. public companies (other than certain financial institutions), cash, cash equivalents and U.S. government securities and other limited float high quality debt investments that mature in one year or less.

We are permitted to borrow money from time to time within the levels permitted by the Investment Company Act of 1940, as amended (the "1940 Act") that are applicable to us. Subject to the receipt of certain approvals and compliance with certain disclosure requirements, we are permitted to reduce our asset coverage, as defined in the 1940 Act from 200% to 150% so long as we meet certain disclosure requirements and, since our securities are not listed on a national securities exchange, offer to repurchase the shares of our stockholders as of the applicable approval date. On September 23, 2020, our sole stockholder approved the application of the reduced asset coverage requirements to 150% and declined the Company's offer to repurchase all of its outstanding shares of Common Stock. As a result, we are subject to the reduced asset coverage requirements in Section 61(a)(2) of the 1940 Act, which permit a BDC to double the maximum amount of leverage that it is permitted to incur by reducing the asset coverage requirements applicable to such BDC from 200% to 150%. As of December 31, 2025, our asset coverage calculated in accordance with the 1940 Act was 179%.

About Our Adviser, BSP, and Franklin Templeton

Our Adviser is served by Benefit Street Partners' origination, investment and portfolio management team. BSP consists of over 161 investment professionals and over 501 total employees as of January 31, 2026. The Adviser is a subsidiary of BSP and is also registered as an investment adviser under the Advisers Act.

BSP is a leading credit-focused alternative asset management firm with approximately $93[1] billion in assets under management as of January 31, 2026. Established in 2008, the BSP platform manages funds for institutions and high-net-worth investors across various credit funds and complementary strategies, including private/opportunistic debt, structured credit, high yield, special situations, and commercial real estate debt. These strategies complement each other as they all leverage the sourcing, analytical, compliance, and operational capabilities that encompass BSP's robust platform.

Our Adviser's investment committee consists of Blair D. Faulstich, Senior Managing Director for Private Debt of BSP and President of FBCC; Saahil Mahajan, Managing Director of BSP; King Jang, Managing Director of BSP; and Franklin Leong, Managing Director of BSP, each with substantial experience in originating, underwriting and structuring credit investments.

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1   Assets under management represent all credit funds and separately managed accounts managed and administered by Benefit Street Partners or Alcentra.

Franklin Resources, Inc. (NYSE:BEN), an affiliate of BSP and the Adviser, is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton's mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company offers specialization on a global scale, bringing extensive capabilities in fixed income, equity, alternatives, and multi-asset solutions. With more than 1,500 investment professionals, and offices in major financial markets around the world, the California-based company has over 75 years of investment experience and approximately $1.7 trillion in assets under management as of January 31, 2026.

Investment Strategy

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in first and second lien senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle market companies. We define middle market companies as those with EBITDA of between $25 million and $100 million annually, although we may invest in larger or smaller companies. We also may purchase interests in loans or corporate bonds through secondary market transactions.

Senior secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in priority of payments and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured.

In seeking this objective, we intend to target a differentiated investment strategy comprised of six key components:

- sourcing of primarily private debt opportunities through Benefit Street Partners' extensive proprietary networks and close relationships;

- prioritization of non-competitive, "strategic capital" opportunities, including non-sponsored investments;

- creative and flexible approach to providing capital;

- optimization of investment level risk/return profile;

- maintaining downside protection through risk management and diversification; and

- ability to take advantage of opportunities Benefit Street Partners believes are mispriced.

Sourcing of primarily private debt opportunities. At the heart of implementing our investment strategy is the Adviser's approach to sourcing attractive private debt opportunities by capitalizing on Benefit Street Partners' extensive relationships and insights.

This differentiated transaction-sourcing framework comprises hundreds of close, long-standing personal relationships that have been forged over the course of several decades and hundreds of transactions. Benefit Street Partners' personnel have collectively been involved in thousands of credit transactions over the course of their careers as senior bankers at preeminent institutions at the center of the global credit markets. Primarily through hands-on, personal involvement in these investments and transactions, the Benefit Street Partners team has developed and maintained a broad and diverse network of contacts throughout the deal transaction ecosystem. This network is a rich source of proprietary idea and deal generation, often yielding a "first look" at attractive private debt opportunities.

Prioritize non-competitive, "strategic capital" opportunities. The Adviser seeks to prioritize non-competitive, "strategic capital" opportunities where BSP is well-positioned as a debt provider by virtue of its industry insights, capital markets expertise or other differentiating attributes. BSP participates in both transactions initiated with the backing of private equity firms and transactions without such backing and has historically followed a balanced approach to allocating into both types of deals. BSP incorporates a component of transactions without private equity backing into its managed portfolios because they are typically less competitive, and therefore often result in better yield and other terms per unit of risk than sponsored loans. Having said that, deals without private equity backing tend to be more sporadic in nature than sponsor deals. As such, we also expect to invest in private equity-backed loans with a focus on targeting non-competitive transactions. Ultimately, BSP evaluates the risk-reward profile of every investment on a case-by-case basis, and its primary aim is to participate in transactions where BSP has influence over terms, covenants and governance of these investments. In BSP's experience, investment opportunities where BSP is viewed as provider of "strategic capital," as opposed to just capital, have generally been more attractive from a risk-reward perspective.

Investment-level risk/return profile optimization.   Every investment opportunity is evaluated on a standalone basis and must have an attractive risk-reward profile to be considered for an investment. As mentioned above, the Adviser prioritizes situations which are less competitive and where we are viewed as "strategic capital" providers by virtue of our Adviser's industry insights, capital markets expertise or other differentiating attribute. The Adviser prioritizes a combination of non-sponsored investment opportunities, which by their nature are less competitive, as well as non-competitive sponsored investment opportunities. Most importantly, every investment is evaluated individually with regard to its risk vs. reward profile. Our aim is to invest in opportunities where we are being paid higher yields for taking on a particular risk than what is contemplated in the broader market. Additionally, even though our investments are made from the bottom up, we aim to produce a broad portfolio of assets, which together are reflective of the types of risk we think are appropriate in any given environment. The Adviser intends to target investments for us where attractive returns and upside potential is accompanied by solid, reliable and measurable downside protection. In addition to downside protection that comes from the contractual nature of returns inherent in all debt structures, the Adviser plans to employ a wide range of investment-specific mechanisms to provide further downside protection in many of our investments, such as influencing financial covenants, reporting obligations or other specific terms of an investment.

Fund-level downside protection via risk management and broad based investment strategy.   Transcending all components of our investment strategy is the overarching goal of downside protection at the fund-level through experienced portfolio management. Our Adviser seeks to accomplish this objective through disciplined application of risk management best practices across the portfolio combined with a broad based investment approach at the fund-level, and diversification across several discrete dimensions. Benefit Street Partners' risk management practices are grounded in an established investment process comprising systematic underwriting, rigorous due diligence, third-party reports and investment committee approval accompanied by a proprietary and dynamic post-investment monitoring system for regularly updating issuer data. See *"Item 1. Business — Investment Process."*

Ability to take advantage of opportunities Benefit Street Partners believes are mispriced.   As a complement to its traditional middle market investments, our Adviser preserves the flexibility to invest opportunistically, including in opportunities it believes are mispriced. Throughout Benefit Street Partners' history, its private debt funds have been opportunistic in identifying the best risk-adjusted returns as determined by market-driven factors. Benefit Street Partners and its affiliates have successfully invested in private debt across a credit cycle.

Investment Restrictions.   We will not make any investment, directly or indirectly, in coal-related companies, oil or gas reserves or invest in portfolio companies primarily engaged in directly investing in the exploration for, or the production of, coal, oil and gas reserves.

Market Opportunity

We believe that there exists a unique opportunity for BDCs with experience in investing in middle market companies. In our view, middle market companies provide attractive current yields and significant downside protection. We also aim to target investments presented by the large, persistent and compelling market opportunity that has been created by a structural supply/demand imbalance for private credit, predominantly in North America. This imbalance is driven by substantial long-term changes in the debt capital markets following the credit crisis. Benefit Street Partners believes that our target market segment represents a large opportunity set for us, given Benefit Street Partners' approximately $93[1] billion in assets under management which it believes can offer greater efficiencies with respect to research and origination, deep credit markets experience, and access to proprietary sourcing networks.

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1   Assets under management represent all credit funds and separately managed accounts managed and administered by Benefit Street Partners or Alcentra.

Our current opportunity is highlighted by the following factors:

Large, persistent and compelling market opportunity. The fundamental premise underpinning our investment thesis is that there is a compelling near- and medium-term opportunity to provide capital to middle market companies on attractive terms. This opportunity is a function of the size and growth rate of the middle market segment of the U.S. economy as well as a substantial, persistent and structurally-driven supply/demand imbalance for middle market debt capital across North America.

Large pool of uninvested private equity capital likely to seek additional capital to support private investments. We believe there remains a large pool of uninvested private equity capital available to middle market companies. We expect that private equity firms will be active investors in middle market companies and that these private equity firms will seek to supplement their equity investments with senior secured and mezzanine debt and equity co-investments from other sources, such as us.

Refinancing activities will provide continued opportunities to extend capital to middle market companies. As companies seek to refinance their debt, we believe this will create new financing opportunities for us.

Lower default rates and higher recovery rates in the middle market. Default rates remain relatively low, with generally higher recovery rates in the middle market. Middle market companies are generally over-equitized as compared to large cap companies.

Favorable pricing environment in the loan market. Lower valuation levels in certain situations, combined with reduced liquidity in the secondary loan market, have created opportunities to acquire relatively high yielding senior and subordinated debt, both secured and unsecured, at potentially attractive prices.

Investment Process

The investment process utilized by the Adviser for our investments consists of several distinct phases as summarized below:

Sourcing. The BSP credit team's investment process typically begins with sourcing private debt opportunities through our extensive proprietary networks and other relationships (see *"Item 1. Business — Investment Strategy"*). Investment ideas deemed worthy of exploration are then channeled into a rigorous vetting process. Investment ideas are initially screened according to strict internal credit and pricing criteria. Ideas that pass this initial screen are then discussed among the broader Benefit Street Partners credit team. Only investment ideas that gain preliminary approval proceed to further evaluation.

Structuring. Investment ideas that receive favorable feedback result in a preliminary discussion with the proposed issuer under a non-disclosure agreement to confirm the issuer's interest in the contemplated transaction prior to expending resources for full due diligence. During this phase, Benefit Street Partners focuses on creating a tailored financing solution for the company. Once created, the proposed solution is presented to the company so the company can consider whether the proposed structure makes sense. If both sides agree that the proposed financing solution is appropriate, a term sheet is generated, circulated and executed.

Investment Committee Preview. Upon execution of a term sheet, the deal team presents the terms and structure of the proposed investment to at least one member of the investment committee, for a full vetting. The current investment committee for the Adviser is composed of Messrs. Gahan, Faulstich, Mahajan, Jang, and Leong. The investment committee member(s) will then either decline the opportunity or approve that the proposed investment proceed to full due diligence.

Full Due Diligence. Following the investment committee preview and approval, the deal team proceeds to full due diligence of the prospective investment and issuer. This phase of the investment process comprises all aspects of credit-oriented due diligence including fundamental financial and business analysis, comprehensive accounting and legal reviews, an overview of industry trends and business valuation. Benefit Street Partners' fundamental analysis involves close scrutiny of financial statements to reveal key drivers of revenues, expenses and cash flow. Benefit Street Partners also typically conducts extensive management team interviews to uncover incremental insights into these drivers as well as other potential issues that could affect the company's performance and its ability to service its debt obligations. To ensure completeness of its due diligence process, Benefit Street Partners supplements in-house resources as necessary with leading third-party specialists including accountants, appraisers, consultants and attorneys.

Final Investment Committee. Upon completion of full due diligence, the deal team formally presents the investment opportunity to the investment committee for approval. In addition to considering the proposed investment on its standalone merits, the investment committee considers the overall fit of the proposed investment within the portfolio. At least three of the five members of the investment committee must approve the transaction in order for the investment to go in the portfolio.

Investment and Monitoring. Completed investments are closely monitored and more formally reviewed, at the Adviser's regular portfolio review meeting. BSP conducts regular meetings with management and stays in close contact with the issuer to ensure a steady stream of information (including compliance with loan covenants) and to get an early read on potential issues. Additionally, Benefit Street Partners conducts quarterly portfolio review meetings where it discusses and evaluates the entirety of the investments in its portfolio. In the event that actual or potential underperformance is identified, the investment will be discussed and evaluated accordingly and Benefit Street Partners may seek proactive protective measures including amendments, forbearance, waivers and retention of outside consultants.

Our Adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our Adviser grades the credit risk of all debt investments on a scale of 1 to 5 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio debt investment relative to the inherent risk at the time the original debt investment was made (i.e., at the time of acquisition), although it may also take into account under certain circumstances the performance of the portfolio company's business, the collateral coverage of the investment and other relevant factors.

Loan Rating	Summary Description
1	Debt investment exceeding fundamental performance expectations and/or capital gain expected. Trends and risk factors since the time of investment are favorable.
2	Performing consistent with expectations or slightly below, no near-term covenant breaches or losses expected. Trends and risk factors are neutral to favorable. All investments are initially rated a "2."
3	Performing below expectations with potential for covenant breach or loss. Trends and risk factors show some deterioration.
4	Performing materially below expectations with risk of covenant breach and interest loss.
5	Performing materially below expectations with risk of covenant breach, interest loss and principal loss/default.

Our Adviser's internal performance ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or represent or reflect any third-party assessment of any of our investments.

The weighted average risk rating of our investments based on fair value was 2.1 and 2.2 as of December 31, 2025 and 2024, respectively. We had eight portfolio companies on non-accrual status as of both December 31, 2025 and 2024. Refer to *Note 2 — Summary of Significant Accounting Policies* for additional details regarding our non-accrual policy.

The following table shows the distribution of our investments on the 1 to 5 internal performance rating scale at fair value as of December 31, 2025 and 2024 (dollars in thousands):

	December 31, 2025		December 31, 2024	
Internal Performance Rating[(1)]	Investments at Fair Value	Percentage of Total Investments	Investments at Fair Value	Percentage of Total Investments
1.	$ 381,773	9.6%	$ 201,197	5.4%
2.	2,939,784	73.6	2,967,917	80.2
3.	476,834	11.9	309,405	8.4
4.	165,261	4.1	177,443	4.8
5.	30,387	0.8	43,902	1.2
Total	$ 3,994,039	100.0%	$ 3,699,864	100.0%

(1) Risk ratings are presented for all rated positions (debt and equity). As of December 31, 2025, $77.0 million of the Company's investment portfolio at fair value, comprised of equity investments, is not rated. As of December 31, 2024, $266.2 million of the Company's investment portfolio at fair value, comprised of equity investments, is not rated.

Realization. Our core strategy is to source and structure debt investments that will deliver strong returns when held to maturity or refinanced prior to maturity. However, we will consider, on a selective and opportunistic basis, exiting an investment earlier if we believe the accessible exit value has exceeded intrinsic value.

Potential Conflicts of Interest; Co-Investment Opportunities

The Adviser and its affiliates engage in a broad range of activities, including investment activities for their own account and for the account of other investment funds or accounts. In the ordinary course of conducting our activities, our interests may conflict with the interests of the Adviser, or other funds advised by the Adviser or its affiliates and there is no guarantee that such conflicts will ultimately be resolved in our favor. A description of certain of these potential conflicts of interest is provided below. The discussion below does not describe all conflicts that may arise.

Investment Advisory Agreement

We entered into an investment advisory agreement (the "Investment Advisory Agreement"), dated September 23, 2020, with our Adviser in which the Adviser, subject to the overall supervision of our Board of Directors, manages the day-to-day operations of, and provides investment advisory services to us. The Adviser and its affiliates also provide investment advisory services to other funds that have investment mandates that are similar, in whole and in part, with ours, including to private funds, registered open-end funds, and a public real estate investment trust. In addition, any affiliated fund currently formed or formed in the future and managed by the Adviser or its affiliates may have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. However, in certain instances due to regulatory, tax, investment, or other restrictions, certain investment opportunities may not be appropriate for either us or other funds managed by the Adviser or its affiliates. On October 2, 2023, our Board of Directors approved an amendment and restatement (the "Amended and Restated Investment Advisory Agreement") of the Investment Advisory Agreement, which went into effect on January 24, 2024, in connection with the consummation of the Mergers. Except as described below, none of the other material terms changed in the Amended and Restated Investment Advisory Agreement as compared to the Investment Advisory Agreement, including the services to be provided.

Management Fee

We pay the Adviser a base management fee (the "Management Fee"), which is payable quarterly in arrears and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters, where gross assets includes our total assets, including any borrowings for investment purposes.

Effective upon the closing of the Mergers on January 24, 2024, the Management Fee payable under the Amended and Restated Investment Advisory Agreement, is calculated at an annual rate of 1.50% of our average gross assets, provided, that the Management Fee will be calculated at an annual rate of 1.00% of our average gross assets purchased with borrowed funds above 1.0x debt-to-equity (equivalent to $1.0 of debt outstanding for each $1.0 of equity). The Management Fees payable under the Amended and Restated Investment Advisory Agreement are calculated in the same manner as the post-liquidity event calculation under the Investment Advisory Agreement.

Prior to the Mergers, prior to a liquidity event, the Management Fee payable under the Investment Advisory Agreement was calculated at an annual rate of 0.5% of our average gross assets. A "liquidity event" is defined as any of: (1) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company (or a company that becomes publicly traded concurrently with the closing of such transaction), which may include an entity advised by the Adviser or its affiliates, (2) an initial public offering ("IPO") or a listing (an "Exchange Listing") of the Common Stock on a national securities exchange, or (3) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation.

Prior to the Mergers, after a liquidity event, the Management Fee payable under the Investment Advisory Agreement would have been calculated at an annual rate of 1.50% of our average gross assets, provided, that the Management Fee will be calculated at an annual rate of 1.00% of our average gross assets purchased with borrowed funds above 1.0x debt-to-equity (equivalent to $1 of debt outstanding for each $1 of equity), and provided further that for a period of 15 months commencing on the date of the closing of a liquidity event, the Adviser would have irrevocably waived Management Fees in excess of 0.5% of our average gross assets. Any fees waived under the Investment Advisory Agreement would not have been subject to reimbursement to the Adviser.

Incentive Fee

We also pay the Adviser an incentive fee consisting of two parts (together, the "Incentive Fee"), each of which is described below.

The first part is referred to as the "incentive fee on income" and it is calculated and payable quarterly in arrears based on our "Pre-Incentive Fee Net Investment Income" for the immediately preceding quarter.

"Pre-Incentive Fee Net Investment Income" means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the Management Fee, expenses payable under the Administration Agreement (as defined below) and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind ("PIK") interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. For purposes of computing our Pre-Incentive Fee Net Investment Income, the calculation methodology will look through total return swaps as if we owned the referenced assets directly.

Under the Amended and Restated Investment Advisory Agreement, effective upon the closing of the Mergers on January 24, 2024, the incentive fee on income with respect to our Pre-Incentive Fee Net Investment Income is calculated as follows:

- No incentive fee on income in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the preferred return rate of 1.50%, or 6.00% annualized (the "Preferred Return"), on net assets;

- 100% of Pre-Incentive Fee Net Investment Income, if any, that exceeds the Preferred Return but is less than or equal to 1.8175% in any calendar quarter (7.27% annualized). This portion of the incentive fee on income is referred to as the "catch up" and is intended to provide the Adviser with an incentive fee of 17.5% on all of our Pre-Incentive Fee Net Investment Income when our Pre-Incentive Fee Net Investment Income reaches 1.8175% (7.27% annualized) in any calendar quarter; and

- For any quarter in which Pre-Incentive Fee Net Investment Income exceeds 1.8175% (7.27% annualized), the incentive fee on income equals 17.5% of the amount of Pre-Incentive Fee Net Investment Income, as the Preferred Return and catch-up will have been achieved.

Prior to the Mergers, prior to a liquidity event, the incentive fee on income payable under the Investment Advisory Agreement was subject to a catch-up of 1.765% (7.06% annualized), 15% of the amount of our pre-incentive fee net investment income, if any, that exceeds the catch-up, with the preferred return to investors each quarter being the same as the Amended and Restated Investment Advisory Agreement.

Prior to the Mergers, after a liquidity event, the incentive fee on income payable under the Investment Advisory Agreement was calculated in the same manner as the calculation under the Amended and Restated Investment Advisory Agreement.

The second part of the incentive fee, referred to as the "incentive fee on capital gains during operations," is an incentive fee on capital gains earned on our cumulative realized capital gains net of cumulative realized capital losses and unrealized capital depreciation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Amended and Restated Investment Advisory Agreement, if earlier). Effective upon the closing of the Mergers on January 24, 2024, the incentive fee on capital gains under the Amended and Restated Investment Advisory Agreement equals 17.5% of our incentive fee capital gains, which equaled our realized capital gains on a cumulative basis from the date of our election to be regulated as a BDC, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains during operations.

Prior to the Mergers, prior to a liquidity event, this fee equaled 15% of our incentive fee capital gains under the Investment Advisory Agreement, which equaled our realized capital gains on a cumulative basis from the date of our election to be regulated as a BDC, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains during operations.

Prior to the Mergers, after a liquidity event, the incentive fee on capital gains payable under the Investment Advisory Agreement was calculated in the same manner as the calculation under the Amended and Restated Investment Advisory Agreement.

Duration and Termination

The Adviser serves as our investment adviser pursuant to the Amended and Restated Investment Advisory Agreement, which was approved by our Board of Directors in January 2024. Unless terminated earlier, it will remain in effect from year to year if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. The Amended and Restated Investment Advisory Agreement will automatically terminate in the event of its assignment. The Amended and Restated Investment Advisory Agreement may be terminated by us without penalty upon not less than 60 days' written notice and by the Adviser upon not less than 60 days' written notice. Any termination by us must be authorized either by our Board of Directors or by vote of our stockholders.

In determining to approve the Amended and Restated Investment Advisory Agreement, our Board of Directors requested information from the Adviser that enabled it to evaluate a number of factors relevant to its determination. These factors included the nature, extent and quality of services provided to us by the Adviser, the costs of providing services to us, the profitability of the relationship between us and the Adviser, comparative information on fees and expenses borne by other comparable BDCs or registered investment companies and, as applicable, other advised accounts, and the extent to which economies of scale would be realized as we grow and whether fee levels reflect these economies of scale for the benefit of our investors. Based on the information reviewed and the considerations detailed above, our Board of Directors, including all of our directors who are not interested persons of us or the Adviser, concluded that the investment advisory fee rates and terms are fair and reasonable in relation to the services provided and approved the Amended and Restated Investment Advisory Agreement as being in the best interests of our stockholders.

Indemnification

The Amended and Restated Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of the reckless disregard of its duties and obligations, the Adviser and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons, and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser's services under the Amended and Restated Investment Advisory Agreement or otherwise as our investment adviser.

Administration Agreements

We entered into an administration agreement with Benefit Street Partners, dated as of September 23, 2020 (the "Administration Agreement"), in which Benefit Street Partners (in such capacity, the "Administrator") provided us with office facilities and certain administrative services. Pursuant to the Administration Agreement with our Administrator, the Administrator provides us with office facilities and certain administrative services necessary for us to conduct our business. We reimburse BSP quarterly for all administrative costs and expenses incurred by the Adviser in performing its obligations and providing personnel and facilities under the Administration Agreement and annually for overhead expenses incurred in the course of performing its obligations under the Administration Agreement, including rent, travel, and the allocable portion of the cost of our Chief Compliance Officer and Chief Financial Officer and their respective staffs, including operations and tax professionals, and administrative staff providing support services in respect of us.

Our Board of Directors, including a majority of the independent directors, will review the reimbursement of costs and expenses to our Administrator to determine if the provisions of the Administration Agreement are carried out satisfactorily and to determine whether the reimbursement of costs and expenses under the Administration Agreement are reasonable and appropriate. Our Board of Directors also reviews the methodology employed in determining how costs and expenses are allocated to us and the proposed allocation of administrative expenses among us and affiliates of our Administrator.

On January 5, 2021, BSP entered into a fund administration servicing agreement and a fund accounting servicing agreement with U.S. Bancorp Fund Services, LLC (the "USB Administrator") on our behalf. USB Administrator provides the administrative services, such as accounting, financial reporting, legal, and compliance support, and investor relations support, necessary for us to operate.

Co-Investment Relief

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC. The SEC staff has granted relief sought in an exemptive application that expands the Company's ability to co-invest in portfolio companies with other funds managed by the Adviser or its affiliates ("Affiliated Entities"), subject to compliance with certain conditions (the "Order"), including, among others, that the Company and each Affiliated Entity participating in a transaction acquires, or disposes of, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms.

Private Placement

Our private placement of shares of Common Stock is conducted in reliance on Regulation D under the Securities Act ("Regulation D") or Regulation S under the Securities Act ("Regulation S"). Investors in our private placement are required to be "accredited investors" as defined in Regulation D of the Securities Act or non-U.S. persons under Regulation S.

Each investor in the private placement made a Capital Commitment to purchase shares of Common Stock pursuant to the Subscription Agreement. Investors are required to make capital contributions to purchase shares of Common Stock (the "Drawdown Purchase Price") each time we deliver a drawdown notice (the "Drawdown Notice"), which will be delivered at least ten business days prior to the required funding date, in an aggregate amount not to exceed their respective Capital Commitments. All purchases will generally be made pro rata in accordance with the investors' Capital Commitments, at a per-share price as determined by our Board of Directors in accordance with the limitations under Section 23 of the 1940 Act, provided that we retain the right to make non-pro rata capital drawdowns for any reason in our sole discretion, including, without limitation, if we determine that it is necessary or advisable in light of applicable legal, tax, regulatory and other considerations. As set forth in each Subscription Agreement, in the event that an investor fails to pay all or any portion of a Drawdown Purchase Price pursuant to a Drawdown Notice, and such default remains uncured for a period of thirty days (such investor, a "Defaulting Subscriber"), we will be permitted to pursue any remedies against the Defaulting Subscriber available under the Subscription Agreement or at law or at equity, including prohibiting the Defaulting Subscriber from purchasing additional shares of Common Stock or causing the Defaulting Subscriber to forfeit 50% of the Defaulting Subscriber's shares of Common Stock to the other stockholders.

Closings of our private placement were expected to occur, from time to time, during the 12 month period following the Initial Closing (the "Initial Closing Period"), provided that our Board of Directors may extend the Initial Closing Period in its sole discretion. On November 9, 2021, our Board of Directors extended the Initial Closing Period to December 18, 2022. On December 16, 2022, our Board of Directors extended the Initial Closing Period to December 18, 2023.

Term

Drawdowns of Capital Commitments are made at the discretion of the Adviser until the earlier of (i) a liquidity event or (ii) the two-year anniversary of the end of the Initial Closing Period, provided that this period may be extended by an additional one-year extension in the discretion of our Board of Directors (the "Drawdown Period").

After the end of the Drawdown Period, we may draw down Capital Commitments to the extent necessary to: (a) pay our expenses, including any amounts that may become due under any borrowings or other financings or similar obligations, any indemnity obligations or other liabilities and including expenses under the Administration Agreement or Investment Advisory Agreement, and/or (b) complete portfolio investments with respect to which commitments have been made or for which we have entered into a letter of intent, memorandum of understanding, written bid letter, written agreement in principle or other binding written agreement as of the end of the Drawdown Period and/or prior to the start of any suspension of the Drawdown Period (including investments that are funded in phases).

We define a "liquidity event" as any of: (1) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company (or a company that becomes publicly traded concurrently with the closing of such transaction), which may include an entity advised by the Adviser or its affiliates, (2) an IPO or an Exchange Listing of the Common Stock on a national securities exchange, or (3) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. There can be no assurance of when or if a liquidity event will occur. Furthermore, should there be an IPO or Exchange Listing, our stockholders will be subject to a lock-up restriction that will extend up to six months after the closing of such IPO or Exchange Listing pursuant to which they will be prohibited from selling or otherwise transferring shares of our Common Stock.

Valuation Procedures

In accordance with Rule 2a-5 under the 1940 Act, our Board of Director has designated the Adviser as the valuation designee (the "Valuation Designee") to perform fair value determinations related to our investments, subject to the Board of Directors' oversight and periodic reporting requirements. The Adviser, acting pursuant to delegated authority from, and under the oversight of our Board of Directors, determines the NAV of our investment portfolio each quarter and at such other times as may be required by law. The NAV per share of our outstanding shares of Common Stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding. Securities for which market quotations are readily available are valued at the reported closing price on the valuation date. Securities for which market quotations are not readily available are valued at fair value as determined by our Valuation Designee. In connection with that determination, our Valuation Designee utilizes independent valuation firms, portfolio company valuations using relevant inputs, including but not limited to, indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts.

We classify the fair value measurements of our assets and liabilities into a fair value hierarchy in accordance with Accounting Standards Codification ("ASC") *Topic 820*, *Fair Value Measurement*, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The guidance defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, our Valuation Designee undertakes a multi-step valuation process each quarter, as described below:

- Each portfolio company or investment will be valued by our Valuation Designee, with assistance from one or more independent valuation firms engaged by our Board of Directors; and

- The independent valuation firm(s) conduct independent appraisals and make an independent assessment of the value of each investment; and

- Our Valuation Designee, under the supervision of our Board of Directors, determines the fair value of each investment, in good faith, based on the input of the Adviser and independent valuation firm (to the extent applicable) and our Valuation Designee's own analysis. Our Valuation Designee also has established a valuation committee (the "Valuation Committee") to assist our Valuation Designee in carrying out its designated responsibilities, subject to oversight of our Board of Directors.

Determination of fair values involves subjective judgments and estimates. Below is a description of factors that our Valuation Designee may consider when valuing our debt and equity investments.

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. Our Valuation Designee may also obtain quotes with respect to certain of our investments from pricing services or brokers or dealers in order to value assets. When doing so, we determine whether the quote obtained is readily available according to U.S. generally accepted accounting principles ("U.S. GAAP") to determine the fair value of the security. If determined to be readily available, we use the quote obtained.

Investments without a readily available market quotation are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that our Valuation Designee may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, the Valuation Designee measures the fair value of the investment predominantly based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of *ASC Topic 946*, as of our measurement date.

For investments in Collateralized Securities, the Valuation Designee models both the assets and liabilities of each Collateralized Securities' capital structure. The model uses a waterfall engine to store the collateral data, generate cash flows from the assets, and distribute the cash flows to the liability structure based on the contractual priority of payments. The cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, the Valuation Designee considers broker quotations and/or comparable trade activity, which are considered as inputs to determining fair value when available.

Regulation as a Business Development Company

General

We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters and the affiliates of those affiliates or underwriters. The 1940 Act also requires that a majority of the directors be persons other than "interested persons," as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. The 1940 Act defines "a majority of the outstanding voting securities" as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

We are generally not able to issue and sell our Common Stock at a price below NAV per share. See *"Item 1A. Risk Factors — Risks Related to Business Development Companies — Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have an effect on our growth."* We may, however, sell our Common Stock, or warrants, options or rights to acquire our Common Stock, at a price below the then current NAV of our Common Stock if our Board of Directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our Common Stock at a price below NAV in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

As a BDC, we may be examined periodically by the SEC for compliance with the 1940 Act. Our Adviser is a registered investment adviser and is also subject to examination by the SEC.

Qualifying Assets

As a BDC, we are required to comply with certain regulatory requirements. For instance, we have to invest at least 70% of our total assets in "qualifying assets," including securities of U.S. operating companies whose securities are not listed on a national securities exchange, U.S. operating companies with listed securities that have equity market capitalizations of less than $250 million, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less.

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets. The principal categories of qualifying assets relevant to our business are any of the following:

1. Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

   a. is organized under the laws of, and has its principal place of business in, the United States;

   b. is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

   c. satisfies any of the following:

      i. does not have any class of securities that is traded on a national securities exchange;

      ii. has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

      iii. is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or

      iv. is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

2. Securities of any eligible portfolio company that we control.

3. Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

4. Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

5. Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

6. Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Temporary Investments

Pending investment in other types of "qualifying assets," as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the diversification tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Significant Managerial Assistance to Portfolio Companies

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in *"Regulation as a Business Development Company — Qualifying Assets"* above. BDCs generally must offer to make available to the issuer of the securities significant managerial assistance, except in circumstances where either (i) the BDC controls such issuer of securities or (ii) the BDC purchases such securities in conjunction with one or more other persons acting together and one of the other persons in the group makes available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Indebtedness and Senior Securities

We are permitted, under specified conditions, to borrow money and issue multiple classes of debt and one class of stock senior to our Common Stock if our asset coverage, which as defined in the 1940 Act, measures the ratio of total assets less total liabilities not represented by senior securities to total borrowings, is at least equal to 150% immediately after each such issuance. The application of the 150% asset coverage requirement permits us to double the maximum amount of leverage that we are permitted to incur as compared to BDCs who have not obtained the requisite approvals and made the required disclosures. In addition, while any senior securities remain outstanding, we must make provision to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see *"Item 1A. Risk Factors — Risks Related to Business Development Companies — Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have an effect on our growth."*

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements.

Compliance Policies and Procedures

We and our Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws, and our Board of Directors is required to review these compliance policies and procedures annually to assess their adequacy and the effectiveness of their implementation. We have designated Eric Smith as our Chief Compliance Officer.

Proxy Voting Policies and Procedures

We delegate our proxy voting responsibility to our Adviser. The proxy voting policies and procedures that our Adviser follows are set forth below and are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act. The guidelines will be reviewed periodically by our Adviser and our non-interested directors, and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

Our Adviser will vote proxies relating to our securities in the best interest of its clients' stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although our Adviser will generally vote against proposals that may have a negative impact on its clients' portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of our Adviser are made by the senior officers who are responsible for monitoring each of its clients' investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.

You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Financial Officer, Franklin BSP Capital Corporation, One Madison Avenue, Suite 1600, New York, NY 10010.

Privacy Notice

Financial companies choose how they share investors' personal information. Federal law gives our clients the right to limit some but not all sharing. Federal law also requires us to tell investors how we collect, share, and protect their personal information.

We do not disclose nonpublic personal information about our investors or former investors to third parties other than as described below.

We collect personal information about investors in connection with our providing advisory services to them. This information includes investors' social security number and may include other information such as investors':

- assets;

- investment experience;

- transaction history;

- income; and

- wire instructions.

We collect this information from investors through various means. For example, when investors give us their contact information, enter into an investment advisory contract with us, buy securities (i.e., interests in a fund) from us, tell us where to send money, or make a wire transfer. We also may collect investors' personal information from other sources, such as our affiliates21or other non-affiliated companies.

21Our affiliates are companies related to us by common ownership or control and can include both financial and nonfinancial companies. Non-affiliates are companies not related to us by common ownership or control and can include both financial and nonfinancial companies.

All financial companies need to share customers' personal information to run their everyday business and we use the personal information we collect from investors for our everyday business purposes or as permitted by law. These purposes may include for example:

- To provide advisory services to investors;

- To open an account for investors;

- To process a transaction for investors' account;

- To market products and services to investors; and

- To respond to court orders and legal investigations.

We may provide investors' personal information to our affiliates and to firms that assist us in servicing such investors' account and have a need for such information, such as a broker or fund administrator. We may also disclose such information to service providers and financial institutions with whom we have joint marketing arrangements (i.e., a formal agreement between nonaffiliated financial companies that together market financial products or services to investors, such as placement agents). We require third-party service providers and financial institutions with which we have joint marketing arrangements to protect the confidentiality of investors' information and to use the information only for the purposes for which we disclose the information to them. These sharing practices are consistent with federal privacy and related laws, and in general, investors may not limit our use of their personal information for these purposes under such laws. We note that the federal privacy laws only give investors the right to limit the certain types of information sharing that we do not engage in (e.g., sharing with our affiliates certain information relating to investors' transaction history or creditworthiness for their use in marketing to such investors, or sharing any personal information with nonaffiliates for them to market to such investors).

To protect investors' personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

JOBS Act

We currently are and expect to remain an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"), until the earliest of:

- the last day of our fiscal year following the fifth anniversary of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

- the end of the fiscal year in which our total annual gross revenues first exceed $1.235 billion;

- the date on which we have, during the prior three-year period, issued more than $1.0 billion in non-convertible debt; and

- the last day of a fiscal year in which we (1) have an aggregate worldwide market value of shares of our Common Stock held by non-affiliates of $700 million or more, computed at the end of the last business day of the second fiscal quarter in such fiscal year and (2) have been an Exchange Act reporting company for at least one year (and filed at least one annual report under the Exchange Act).

Under the JOBS Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act, which would require that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, until such time as we cease to be an emerging growth company and become an accelerated filer as defined in Rule 12b-2 under the Exchange Act. This may increase the risk that material weaknesses or other deficiencies in our internal control over financial reporting go undetected.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have made an irrevocable election not to take advantage of this exemption from new or revised accounting standards. We therefore are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Exchange Act and Sarbanes-Oxley Act

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act of 2002, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

- pursuant to Rule 13a-14 of the Exchange Act, our Chief Executive Officer and Chief Financial Officer are required to certify the accuracy of the financial statements contained in our periodic reports;

- pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures;

- pursuant to Rule 13a-15 of the Exchange Act, our management is required to prepare a report regarding its assessment of our internal control over financial reporting; and

- pursuant to Item 308 of Regulation S-K under the Securities Act and Rule 13a-15 under the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

Certain U.S. Federal Income Tax Considerations

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and to an investment in our Common Stock. This summary does not purport to be a complete description of the income tax considerations applicable to us or our investors on such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons who mark-to-market our shares and persons who hold our shares as part of a "straddle", "hedge" or "conversion" transaction. This summary assumes that investors hold our Common Stock as capital assets (within the meaning of the Internal Revenue Code of 1986, as amended (the "Code")). The discussion is based upon the Code,

Treasury regulations, and administrative and judicial interpretations, each as of the date of this filing and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service (the "IRS") with respect to an investment in our Common Stock, regarding this follow-on offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

For purposes of our discussion, a "U.S. stockholder" means a beneficial owner of shares of our Common Stock that is for U.S. federal income tax purposes:

- a citizen or individual resident of the United States;

- a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

- an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For purposes of our discussion, a "Non-U.S. stockholder" means a beneficial owner of shares of our Common Stock that is neither a U.S. stockholder nor a partnership (including an entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our Common Stock, the tax treatment of a partner or member of the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our Common Stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our Common Stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to Be Taxed as a RIC

We have elected to be treated as a RIC under Subchapter M of the Code, commencing with our taxable year ended December 31, 2020 and intend to qualify annually thereafter as a RIC. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we distribute to our stockholders from our taxable earnings and profits. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our "investment company taxable income," which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss, (the "Annual Distribution Requirement"). Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes.

Taxation as a RIC

Provided that we qualify as a RIC and satisfy the Annual Distribution Requirement, we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (which generally is defined as net long-term capital gain in excess of net short-term capital loss) that we timely distribute to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible U.S. federal excise tax on certain of our undistributed income unless we distribute in a timely manner an amount at least equal to the sum of: (1) 98% of our ordinary income for each calendar year; (2) 98.2% of our capital gain net income for the one-year period ending December 31 in that calendar year; and (3) any income recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax.

We have formed consolidated subsidiaries that are consolidated for financial reporting purposes although not for income tax purposes (the "Consolidated Holding Companies"). These Consolidated Holding Companies enable us to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a RIC under the Code. See *"Item 1. Business — Regulation as a business Development Company"* for discussion of BDC regulation and other regulatory considerations.

In order to qualify to be treated as a RIC for U.S. federal income tax purposes, we must, among other things: qualify to be treated as a BDC or be registered as a management investment company under the 1940 Act at all times during each taxable year; meet the Annual Distribution Requirement; derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or other securities or currencies or other income derived with respect to our business of investing in such stock, securities or currencies and net income derived from an interest in a "qualified publicly traded partnership" as defined in the Code (the "90% Income Test"); and diversify our holdings so that at the end of each quarter of the taxable year: (i) at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer (which for these purposes includes the equity securities of a "qualified publicly traded partnership"); and (ii) no more than 25% of the value of our assets is invested in the securities, other than U.S. Government securities or securities of other RICs, (i) of one issuer (ii) of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) of one or more "qualified publicly traded partnerships," (the "Diversification Tests"). To the extent that we invest in entities treated as partnerships for U.S. federal income tax purposes (other than a "qualified publicly traded partnership"), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a "qualified publicly traded partnership") will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly. In addition, we generally must take into account our proportionate share of the assets held by partnerships (other than a "qualified publicly traded partnership") in which we are a partner for purposes of the Diversification Tests.

In determining whether or not a RIC is in compliance with the Diversification Tests, the 90% Income Test and the Annual Distribution Requirement, a RIC may take into consideration certain cure provisions contained in the Code.

In order to meet the 90% Income Test, we may establish one or more special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test. Any investments held through a special purpose corporation would generally be subject to U.S. federal income and other taxes, and therefore we can expect to achieve a reduced after-tax yield on such investments.

We may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount.

As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

Furthermore, a portfolio company in which we invest may face financial difficulty that requires us to work-out, modify or otherwise restructure our investment in the portfolio company. Any such restructuring may result in unusable capital losses and future non-cash income. Any restructuring may also result in our recognition of a substantial amount of non-qualifying income for purposes of the 90% Income Test, such as cancellation of indebtedness income in connection with the work-out of a leveraged investment (which, while not free from doubt, may be treated as non-qualifying income) or the receipt of other non-qualifying income.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants will generally be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.

If we purchase shares in a passive foreign investment company ("PFIC"), we may be subject to U.S. federal income tax on a portion of any "excess distribution" or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a "qualified electing fund" under the Code, or QEF, in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to it. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% U.S. federal excise tax. We intend to limit and/or manage our holdings in PFICs to minimize our liability for any taxes and related interest charges. In addition, income required to be included as a result of a QEF election would be qualifying income for purposes of the 90% Income Test if we receive a distribution of such income from the PFIC in the same taxable year to which the inclusion relates, or if the included income is derived with respect to our business of investing.

Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time we accrue income, expenses, or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain "asset coverage" tests are met. See *"Item 1. Business — Regulation as a Business Development Company — Qualifying Assets"* and *"— Indebtedness and Senior Securities."* Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or to avoid the excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of such income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to our stockholders. See *"Item 1. Business — Certain U.S. Federal Income Tax Considerations — Failure To Obtain RIC Tax Treatment."*

As a RIC, we are not allowed to carry forward or carry back a net operating loss for purposes of computing our investment company taxable income in other taxable years. U.S. federal income tax law generally permits a RIC to carry forward (i) the excess of its net short-term capital loss over its net long-term capital gain for a given year as a short-term capital loss arising on the first day of the following year and (ii) the excess of its net long-term capital loss over its net short-term capital gain for a given year as a long-term capital loss arising on the first day of the following year. However, future transactions we engage in may cause our ability to use any capital loss carryforwards, and unrealized losses once realized, to be limited under Section 382 of the Code. Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test. We will monitor our transactions and may make certain tax elections in order to mitigate the effect of these provisions.

As described above, to the extent that we invest in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes, the effect of such investments for purposes of the 90% Income Test and the Diversification Tests will depend on whether or not the partnership is a "qualified publicly traded partnership" (as defined in the Code). If the partnership is a "qualified publicly traded partnership," the net income derived from such investments will be qualifying income for purposes of the 90% Income Test and will be "securities" for purposes of the Diversification Tests. If the partnership, however, is not treated as a "qualified publicly traded partnership," the consequences of an investment in the partnership will depend upon the amount and type of income of the partnership allocable to us and our proportionate share of the underlying assets of the partnership. The income derived from such investments may not be qualifying income for purposes of the 90% Income Test and, therefore, could adversely affect our qualification as a RIC. We intend to monitor our investments in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes to prevent our disqualification as a RIC.

We may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the expected tax treatment, it could affect the timing or character of income recognized, requiring us to purchase or sell securities, or otherwise change our portfolio, in order to comply with the tax rules applicable to RICs under the Code.

Taxation of U.S. Stockholders

Whether an investment in shares of our Common Stock is appropriate for a U.S. stockholder will depend upon that person's particular circumstances. An investment in shares of our Common Stock by a U.S. stockholder may have adverse tax consequences. The following summary generally describes certain U.S. federal income tax consequences of an investment in shares of our Common Stock by taxable U.S. stockholders and not by U.S. stockholders that are generally exempt from U.S. federal income taxation. U.S. stockholders should consult their own tax advisors before making an investment in our Common Stock.

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gain. Distributions of our "investment company taxable income" (which is, generally, our ordinary income excluding net capital gain) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to noncorporate U.S. stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally will be eligible for taxation at rates applicable to "qualifying dividends" (at a maximum tax rate of 20%) provided that we properly report such distribution as "qualified dividend income" and certain holding period and other requirements are satisfied. In this regard, it is not anticipated that a significant portion of distributions paid by us will be attributable to qualifying dividends; therefore, our distributions generally will not qualify for the preferential rates applicable to qualified dividend income. Distributions of our net capital gain (which is generally our net long-term capital gain in excess of net short-term capital loss) properly reported by us as "capital gain dividends" will be taxable to a U.S. stockholder as long-term capital gain (at a maximum rate of 20% in the case of individuals, trusts or estates), regardless of the U.S. stockholder's holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. stockholder's adjusted tax basis in such stockholder's common stock and, after the adjusted basis is reduced to zero, will constitute capital gain to such U.S. stockholder.

U.S. stockholders who receive distributions in the form of stock generally are subject to the same federal income tax consequences as are stockholders who elect to receive their distributions in cash. The U.S. stockholder will have an adjusted tax basis in the additional shares of our Common Stock purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder's account.

Although we currently intend to distribute any long-term capital gain at least annually, we may in the future decide to retain some or all of our long-term capital gain, but designate the retained amount as a "deemed distribution." In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder's tax basis for his, her or its common stock. Since we expect to pay tax on any retained capital gain at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on net capital gain, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder's other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder's liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a "deemed distribution."

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in any such month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

We may have the ability to declare a large portion of a distribution in shares of our Common Stock to satisfy the Annual Distribution Requirement. If a portion of such distribution is paid in cash (which portion may be as low as 20% based on certain public and private rulings issued by the IRS) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits will be treated as a dividend for U.S. federal income tax purposes. As a result, U.S. stockholders will be taxed on the distribution as if the entire distribution was cash distribution, even though most of the distribution was paid in shares of our Common Stock.

If an investor purchases shares of our Common Stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our Common Stock. The amount of gain or loss will be measured by the difference between such stockholder's adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year.

Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our Common Stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our Common Stock may be disallowed if other substantially identical shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. The ability to otherwise deduct capital loss may be subject to other limitations under the Code.

In general, U.S. stockholders taxed at individual rates currently are subject to a maximum U.S. federal income tax rate of 20% on their recognized net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by such U.S. stockholders. In addition, individuals with modified adjusted gross incomes in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their "net investment income," which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income.

Noncorporate U.S. stockholders with net capital loss for a year (which we define as capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital loss of a noncorporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. stockholders generally may not deduct any net capital loss for a year, but may carry back such losses for three years or carry forward such losses for five years.

When we are not a publicly offered regulated investment company for any taxable year, a noncorporate U.S. stockholder's pro rata portion of our affected expenses, including our management fees, will be treated as an additional dividend to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. A "publicly offered regulated investment company" is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. Certain expenses (including advisory fees), referred to as miscellaneous itemized deductions generally are not deductible by non-corporate U.S. stockholders, including individuals, trusts, and estates. While we anticipate that we will constitute a publicly offered regulated investment company for our current tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

We (or the applicable withholding agent) will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts to be included in such U.S. stockholder's taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal income tax status of each year's distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to qualifying dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder's particular situation.

We (or the applicable withholding agent) may be required to withhold U.S. federal income tax, or backup withholding, from all distributions to any noncorporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such U.S. stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual's taxpayer identification number is his or her social security number. Backup withholding tax is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder's U.S. federal income tax liability, provided that proper information is timely provided to the IRS.

Under U.S. Treasury regulations, if a stockholder recognizes a loss with respect to shares of our Common Stock of $2 million or more for a noncorporate stockholder or $10 million or more for a corporate stockholder in any single taxable year (or a greater loss over a combination of years), the stockholder must file with the IRS a disclosure statement on Internal Revenue Service Form 8886 (or successor form). Direct stockholders of portfolio securities in many cases are excepted from this reporting requirement, but under current guidance, stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. Stockholders should consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Taxation of Non-U.S. Stockholders

Whether an investment in our Common Stock is appropriate for a Non-U.S. stockholder will depend upon that person's particular circumstances. An investment in our Common Stock by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our Common Stock.

Distributions of our "investment company taxable income" to Non-U.S. stockholders that are not "effectively connected" with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally be subject to withholding of U.S. federal income tax at a rate of 30% (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits, unless an applicable exception applies. However, we generally are not required to withhold any amounts with respect to distributions of (i) U.S.-source interest income that would not have been subject to withholding of U.S. federal income tax if they had been earned directly by a Non-U.S. stockholder, and (ii) net short-term capital gains in excess of net long-term capital losses that would not have been subject to withholding of U.S. federal income tax if they had been earned directly by a Non-U.S. stockholder, in each case only to the extent that such distributions are properly reported by us as "interest-related dividends" or "short-term capital gain dividends," as the case may be, and certain other requirements are met. No certainty can be provided that any of our distributions would be reported as eligible for this exception.

Actual or deemed distributions of our net capital gain to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our Common Stock, that are not effectively connected with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless the Non-U.S. stockholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, withholding of U.S. federal income tax at a rate of 30% on capital gain of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% U.S. federal withholding tax.

If we distribute our net capital gain in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder's allocable share of the tax we pay on the capital gain deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. Accordingly, investment in our Common Stock may not be appropriate for a Non-U.S. stockholder.

Distributions of our "investment company taxable income" and net capital gain (including deemed distributions) to Non-U.S. stockholders, and gains realized by Non-U.S. stockholders upon the sale of our Common Stock that is "effectively connected" with a U.S. trade or business carried on by the Non-U.S. stockholder (or if an income tax treaty applies, attributable to a "permanent establishment" in the United States), will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate Non-U.S. stockholders may also be subject to an additional branch profits tax at a rate of 30% imposed by the Code (or lower rate provided by an applicable treaty). In the case of a noncorporate Non-U.S. stockholder, we may be required to withhold U.S. federal income tax from distributions that are otherwise exempt from withholding tax (or taxable at a reduced rate) unless the Non-U.S. stockholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

We may have the ability to declare a large portion of a distribution in shares of our Common Stock to satisfy the Annual Distribution Requirement. If a portion of such dividend is paid in cash (which portion may be as low as 20% under certain public and private rulings issued by the IRS) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits will be treated as a dividend for U.S. federal income tax purposes. As a result, Non-U.S. stockholders will be taxed on the distribution as if the entire distribution was cash distribution, even though most of the distribution was paid in shares of our Common Stock.

The tax consequences to a Non-U.S. stockholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. stockholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in our shares.

A Non-U.S. stockholder who is a nonresident alien individual may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Legislation commonly referred to as the "Foreign Account Tax Compliance Act," or "FATCA," generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions ("FFIs") unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement ("IGA") with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder's account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not FFIs unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Under certain circumstances, a Non-U.S. stockholder might be eligible for refunds or credits of such taxes.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in our Common Stock.

Failure to Obtain RIC Tax Treatment

If we were unable to obtain tax treatment as a RIC, we would be subject to tax on all of our taxable income at U.S. federal income tax corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions would generally be taxable to our stockholders as dividend income to the extent of our current and accumulated earnings and profits (in the case of noncorporate U.S. stockholders, at a maximum rate applicable to qualified dividend income of 20%). Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder's tax basis, and any remaining distributions would be treated as a capital gain.

If we fail to meet the RIC requirements for more than two consecutive years and then seek to re-qualify as a RIC, we would be required to recognize gain to the extent of any unrealized appreciation in our assets unless we made a special election to pay corporate-level U.S. federal income tax on any such unrealized appreciation during the succeeding five-year period.

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our Common Stock may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our Common Stock.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisors concerning the tax considerations relevant to their particular situation.

AVAILABLE INFORMATION

We file with or submit to the SEC annual, quarterly, and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information is available from the EDGAR database on the SEC's website at *http://www.sec.gov.* Such information is also available free of charge on our website at *www.fbccbdc.com/financials/sec-filings/.* Information contained on our website is not incorporated into this Annual Report on Form 10-K and you should not consider such information to be part of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment in the Company, you should carefully consider the following risk factors. The risks and uncertainties set forth below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also impair our business operations. If any of the following risks were to occur, our business or financial condition could be materially adversely affected. In such case, the NAV of our Common Stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR ADVISER AND ITS AFFILIATES

We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

The Amended and Restated Investment Advisory Agreement entitles our Adviser to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

We expect that any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. Pursuant to the Amended and Restated Investment Advisory Agreement, our Adviser will not be under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the debt instrument that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

Moreover, to the extent that we are required to recognize in our taxable income such interest income that has been accrued but not yet paid, our payment of incentive fees to the Adviser on such income may make it difficult to meet (or may further amplify existing difficulties in meeting) the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or, forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. Federal income tax. For additional discussion regarding the tax implications of a RIC, see *"U.S. Federal Income Tax Risks — We may be subject to corporate-level U.S. federal taxes if we fail to maintain our qualification as a RIC."*

The time and resources that individuals and the executive officers of our Adviser devote to us may be diverted and we may face additional competition due to the fact that neither our Adviser nor its affiliates are prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Affiliates and executive officers of the Adviser currently manage other investment entities and are not prohibited from raising money for and managing future investment entities that make the same types of investments as those we target. As a result, the time and resources that the executive officers and individuals employed by the Adviser and its affiliates devote to us may be diverted, and during times of intense activity in other areas of business, they may devote less time and resources to our business than is necessary or appropriate.

There are significant potential conflicts of interest that could impact our investment returns.

We pay management and incentive fees to our Adviser and reimburse our Adviser for certain expenses it incurs on our behalf. In addition, investors in our Common Stock invest on a gross basis and receive distributions on a net basis after expenses, resulting in a lower rate of return than one might achieve through direct investments.

The part of the incentive fee payable by us that relates to our pre-incentive fee net investment income is computed and paid on income that may include interest that is accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible which could affect our financial condition, business, and results of operations.

Our fee structure may induce our Adviser to make speculative investments or incur debt.

The incentive fee payable by us to our Adviser may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which this incentive fee is determined may encourage the Adviser to use leverage to increase the return on our investments. In addition, the fact that our management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage our Adviser to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our Common Stock. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns.

In selecting and structuring investments appropriate for us, our Adviser will consider our investment and tax objectives and those of our stockholders as a whole, not the investment, tax or other objectives of any stockholder individually.

Our stockholders may have conflicting investment, tax, and other objectives with respect to their investments in us. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of the disposition of our investments. As a consequence, conflicts of interest may arise in connection with decisions made by our Adviser, including with respect to the nature or structuring of our investments, that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders' individual tax situations.

Our Adviser can resign on 60 days' notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business, and results of operations.

Our Adviser has the right to resign under the Amended and Restated Investment Advisory Agreement at any time upon not less than 60 days' written notice, whether we have found a replacement or not. If our Adviser were to resign, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our business, financial condition, results of operations, and cash flows as well as our ability to pay distributions are likely to be adversely affected and the price of our shares may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Adviser and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations, and cash flows.

Our Administrator can resign on 60 days' notice, and we may not be able to find a suitable replacement, resulting in a disruption in our operations that could adversely affect our financial condition, business, and results of operations.

Our Administrator has the right to resign under the Administration Agreement at any time upon not less than 60 days' written notice, whether we have found a replacement or not. If our Administrator resigns, we may not be able to find a new administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business, and results of operations as well as our ability to pay distributions are likely to be adversely affected. In addition, the coordination of our internal management and administrative activities is likely to suffer if we are unable to identify and reach an agreement with a service provider or individuals with the expertise possessed by our Administrator. Even if we are able to retain a comparable service provider or individuals to perform such services, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

A significant portion of our investment portfolio is recorded at fair value as determined in good faith by our Adviser and, as a result, there is uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there are no readily available market quotations, at fair value, as determined by our Adviser, as Valuation Designee, subject to oversight by our Board of Directors. However, the majority of our investments are not publicly traded or actively traded on a secondary market. As a result, we value these securities quarterly at fair value as determined in good faith by our Adviser.

The determination of fair value, and thus the amount of unrealized losses we may incur in any year, is to a degree subjective, and our Adviser has a conflict of interest in making this determination. We expect our Adviser to value our securities quarterly at fair value based, in part, on input from independent third-party valuation firms. The types of factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company's ability to make payments on indebtedness and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, current market interest rates and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value by our Adviser may differ materially from the values that would have been used if an active market and market quotations existed for these investments. Our NAV could be adversely affected if the determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such investments.

Our ability to achieve our investment objective depends on our Adviser's and its affiliates' ability to manage and support our investment process. If our Adviser were to lose any members of its senior management team, our ability to achieve our investment objective could be significantly harmed.

We are externally managed and depend upon the investment expertise, diligence, skill and network of business contacts of our Adviser. We also depend, to a significant extent, on our Adviser's access to the investment professionals and the information and deal flow generated by such investment professionals in the course of its investment and portfolio management activities. Our Adviser evaluates, negotiates, structures, closes, monitors and services our investments. Our success depends to a significant extent on the continued service and coordination of our Adviser, including its key professionals. The departure of a significant number of our Adviser's or its affiliates' key professionals could have a materially adverse effect on our ability to achieve our investment objective. Additionally, changes in ownership or management practices, the occurrence of adverse events affecting our Adviser or its affiliates or other companies advised by our Adviser and its affiliates could create adverse publicity and adversely affect us and our relationship with investment banks, business brokers, loan syndication and trading desks and other investment counterparties. In addition, we can offer no assurance that our Adviser will remain our investment adviser or that we will continue to have access to our Adviser's or its affiliates' investment professionals or their information and deal flow.

Because our business model depends, to a significant extent, upon relationships with investment banks, business brokers, loan syndication and trading desks, and commercial banks, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

Our Adviser depends on its relationship with private equity firms, investment banks, business brokers, loan syndication and trading desks, and commercial banks, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser fails to maintain its existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom our Adviser's professionals have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

To the extent that our Adviser serves as a "joint bookrunner" in connection with the underwriting of a loan or other security to be acquired, it may be subject to underwriter liability under the federal securities laws. This liability can be managed principally through the exercise of due diligence regarding any such offering. In addition, if it acts as joint bookrunner for a loan or other securities offering and is not successful in syndicating the loan or offering, our Adviser may acquire a larger amount of the subject securities than it had planned, and it may be required to hold such loan or security for a longer period than it had anticipated.

It could be determined that our Adviser is serving as a joint bookrunner in connection with offerings of loans or other securities in connection with providing investment advisory services to us in connection with our ongoing operations and the management of our portfolio. A joint bookrunner is one of multiple lead managers of a securities issuance which syndicates the issuance of securities with other bookrunners and syndicate firms to lower the risk of selling the security for each syndicate member. In acting as a joint bookrunner, our Adviser may be required to perform due diligence on certain offerings before they are syndicated and sold, subjecting our Adviser to underwriter liabilities under federal securities laws in connection with the offer and sale of such securities. Furthermore, in leading an underwriting syndicate, our Adviser, in acting as a joint bookrunner, could be obligated to sell a large portion of an offering of securities should it be unable to put together a substantial enough underwriting syndicate, perhaps obligating it to hold such security for a longer period of time than it had originally anticipated. By being deemed a joint bookrunner, our Adviser would be obligated to perform duties for other lenders or investors while still managing our portfolio, thus reducing the amount of time it allocates to us and subjecting it to potential liabilities and financial obligations.

RISKS RELATED TO BUSINESS DEVELOPMENT COMPANIES

Our failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, we may not acquire any assets other than "qualifying assets" unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See *"Item 1. Business — Regulation as a Business Development Company."* Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. We may also be required to re-classify investments previously identified as qualifying assets as non-qualifying assets due to a change in the underlying business, a change in law or regulation, or for other reasons. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us either to dispose of investments at an inopportune time or to refrain from making additional investments to comply with the 1940 Act. If we were forced to sell non-qualifying investments in our portfolio for compliance purposes, the proceeds from such sales could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a registered closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have an effect on our growth.

We may need to access the capital markets periodically to raise cash to fund new investments. We may also issue "senior securities," including borrowing money from banks or other financial institutions, in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 150% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability compared to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately owned competitors, which may lead to greater stockholder dilution.

We have incurred leverage to generate capital to make additional investments. If the value of our assets declines, we may be unable to satisfy the asset coverage test under the 1940 Act, which could prohibit us from paying distributions and could prevent us from being subject to tax as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales and repayments may be disadvantageous. As of December 31, 2025, our asset coverage calculated in accordance with the 1940 Act was 179%.

Under the 1940 Act, we generally are prohibited from issuing or selling our Common Stock at a price per share, after deducting selling commissions and dealer manager fees, that is below NAV per share, which may be a disadvantage as compared to other public companies. We may, however, sell our Common Stock, or warrants, options or rights to acquire our Common Stock, at a price below the then current NAV of our Common Stock if (1) our Board of Directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and (2) our stockholders in general, as well as those stockholders that are not affiliated with us approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Directors, closely approximates the fair value of such securities.

Our ability to enter into transactions with our affiliates is restricted.

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC. Unless otherwise provided in the allocation policy, if an investment opportunity is appropriate for both us and other investment funds, the investment opportunity requires more than the price to be negotiated and cannot be effected pursuant to the terms of the co-investment exemptive order, the investment opportunity will be made available to the other investment fund or us on an alternating basis based on the date of closing of each such investment opportunity and each fund's available capital. As a result, the Adviser and/or its affiliates may face conflicts in allocating investment opportunities between us and such other entities. Although the Adviser and its affiliates will endeavor to allocate investment opportunities in a fair and equitable manner and consistent with applicable allocation procedures, it is possible that, in the future, we may not be given the opportunity to participate in investments made by investment funds managed by the Adviser or its affiliates.

Affiliates of our Adviser received exemptive relief from the SEC that permits us greater flexibility to negotiate the terms of co-investments if our Board of Directors determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by the Adviser or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies, and restrictions as well as regulatory requirements and other pertinent factors. Under the terms of this exemptive relief, a "required majority" (as defined in Section 57(o) of the 1940 Act) of our eligible directors is required to make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching in respect of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment strategies and policies. We believe that co-investment by us and accounts sponsored or managed by the Adviser and its affiliates affords us additional investment opportunities and an ability to build a diverse portfolio.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from offerings of our Common Stock will be used for our investment opportunities, operating expenses, and for payment of various fees and expenses such as management fees, incentive fees, and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. In order to maintain our RIC tax treatment we must distribute to our stockholders on a timely basis generally an amount equal to at least 90% of our investment company taxable income, determined without regard to any deduction for dividends paid, and the amounts of such distributions will therefore not be available to fund investment originations or to repay maturing debt. In addition, with certain limited exceptions, we are only allowed to borrow amounts or issue debt securities or preferred stock, which we refer to collectively as "senior securities," such that our asset coverage, as calculated pursuant to the 1940 Act, equals at least 150% immediately after such borrowing, which, in certain circumstances, may restrict our ability to borrow or issue debt securities or preferred stock. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to achieve portfolio diversification and our investment objective, which may impact our results of operations and reduce our ability to pay distributions to our stockholders.

RISKS RELATED TO OUR INVESTMENTS

Our investments in portfolio companies may be risky, and we could lose all or part of our investment.

We invest primarily in first and second lien senior secured loans and mezzanine debt and selected equity investments issued by middle market companies.

Senior Secured Loans. When we make a senior secured loan to a portfolio company, it will generally take a security interest in the available assets of the portfolio company, including the equity interests of its subsidiaries, which could help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise, and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. In some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company's financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan's terms, or at all, or that we will be able to collect on the loan should it be forced to enforce its remedies.

Second Lien, or Other Subordinated Loans or Debt. We may invest in second lien or other subordinated loans. In the event of a loss of value of the underlying assets that collateralize the loans, the subordinate portions of the loans may suffer a loss prior to the more senior portions suffering a loss. If a borrower defaults and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. If a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. Issuers of subordinated debt obligations may be highly leveraged and may not have available to them more traditional sources of financing. During an economic downturn or a sustained period of rising interest rates, such issuers may be more likely to experience financial stress and may be unable to meet their obligations. In addition, certain of our loans may be subordinate to other debt of the borrower. As a result, if a borrower defaults on our loan or on debt senior to our loan, or in the event of the bankruptcy of a borrower, our loan will be satisfied only after all senior debt is paid in full. The Adviser's ability to amend the terms of our loans, assign our loans, accept prepayments, exercise our remedies (through "standstill periods") and control decisions made in bankruptcy proceedings relating to borrowers may be limited by intercreditor arrangements if debt senior to our loans exists.

Unsecured Loans or Debt. We may invest in unsecured loans which are not secured by collateral. In the event of default on an unsecured loan, the first priority lien holder has first claim to the underlying collateral of the loan. It is possible that no collateral value would remain for an unsecured holder and therefore result in a loss of investment to us. Because unsecured loans are lower in priority of payment to secured loans, they are subject to the additional risk that the cash flow of the borrower may be insufficient to meet scheduled payments after giving effect to the secured obligations of the borrower. Unsecured loans generally have greater price volatility than secured loans and may be less liquid.

Middle Market Companies. We will invest in the debt obligations or securities of middle market and/or less well-established companies. While middle market companies may have potential for rapid growth, they often involve higher risks. Middle market companies have more limited financial resources than larger companies and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees it may have obtained in connection with our investment. Middle market companies also typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns. Less publicly available information may be available about these companies and they may not be subject to the financial and other reporting requirements applicable to public companies. They are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company and, in turn, on us. Middle market companies may also have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. They may also have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity. Middle market loans may also be subject to greater illiquidity if they are privately negotiated or syndicated in comparison to publicly traded instruments or, if such instruments are publicly traded, there may be smaller relative trading volumes.

Investments in Privately Held Companies. While not a primary strategy of ours, we may acquire controlling or minority equity stakes in privately held companies, which may occur, among other ways, by reason of converting debt into equity. The success of our investments in privately held companies that it controls will depend in part on the Adviser's ability to develop plans and strategies to exploit new business opportunities for such companies as well as the Adviser's ability to restructure and effect improvements in the operations of such companies. The activity of developing such plans and strategies and of identifying and implementing operational improvements at portfolio companies entails a high degree of uncertainty. There can be no assurance that we will be able to successfully identify and implement such plans, strategies or improvements. To the extent that we own a controlling stake in, or is deemed an affiliate of, a particular company, it may also be subject to certain additional bankruptcy or securities laws restrictions that could affect both the liquidity of our interest and our ability to liquidate our interest without adversely impacting the price thereof, including insider trading restrictions, the affiliate sale restrictions of Rule 144 of the Securities Act and the disclosure requirements of Sections 13 and 16 of the Exchange Act. The exercise of control over a company, depending upon the amount and type of securities owned by us, contractual arrangements between the company and us, and other relevant factual circumstances, could result in an extension to one year of the 90-day bankruptcy preference period with respect to payments made to us. The exercise of control over a company may also provide grounds for challenges to the priority and enforceability of investments or other claims we may have against the company if it is subject to a bankruptcy case or other insolvency proceeding.

The success of our investments in minority equity stakes of privately held companies will depend in part on the performance and abilities of such companies' controlling shareholders. Because we will not control such companies, our ability to exit from such investments may be limited. Additionally, we are likely to have a reduced ability to influence management of such companies. The Adviser may also have disagreements with controlling shareholders over the strategy and operations of such companies. As a result of the foregoing, our equity investments in such companies may perform poorly.

Bank Loans. We may invest a portion of our investments in loans originated by banks and other financial institutions. The loans in which we invest may include term loans and revolving loans, may pay interest at a fixed or floating rate and may be senior or subordinated. Purchasers of bank loans are predominantly commercial banks, investment funds and investment banks. As secondary market trading volumes for bank loans increase, new bank loans are frequently adopting standardized documentation to facilitate loan trading which should improve market liquidity. There can be no assurance, however, that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity, that current levels of liquidity will persist and that the market will not experience periods of significant illiquidity in the future. In addition, we may make investments in stressed or distressed bank loans which are often less liquid than performing bank loans.

We may acquire interests in bank loans either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution. Participation interests in a portion of a debt obligation typically result in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, we generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights of set-off against the borrower, and we may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, we will assume the credit risk of both the borrower and the institution selling the participation. The settlement process for the purchase of bank loans can take several days and, in certain instances, several weeks longer than a bond trade. The longer a trade is outstanding between the counterparties, the higher the possible risk of additional operational and settlement issues and the potential for our counterparty to fail to perform.

Public Debt. In the event that we acquire fixed income securities and/or other instruments that are publicly traded, which may include securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated, we will be subject to certain inherent risks. Below investment grade securities, which are often referred to as "high yield," "speculative" or "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. In some circumstances, we may be unable to obtain financial covenants or other contractual rights, including management rights, that it might otherwise be able to obtain in making privately-negotiated debt investments. Moreover, we may not have the same access to information in connection with investments in public instruments, either when investigating a potential investment or after making an investment, as compared to a privately-negotiated debt investment.

Term Loans, Delayed Draw Term Loans, or Revolvers. We may invest in a variety of different types of debt, including but not limited to term loans, delayed draw term loans, bridge loans, and revolving loans. A term loan is a loan that has a specified repayment schedule. A delayed draw term loan is a loan that typically permits the borrower to withdraw predetermined portions of the total amount borrowed at certain times. A revolving credit facility differs from a delayed draw term loan in that as the borrower repays the loan, an amount equal to the repayment may be borrowed again during the term of the revolving credit facility. Delayed draw term loans and revolving credit facilities usually provide for floating or variable rates of interest. If we enter into or acquires a commitment with a borrower regarding a delayed draw term loan or a revolver, we will be obligated on one or more dates in the future to lend the borrower monies (up to an aggregate stated amount) if called upon to do so by the borrower. These commitments may have the effect of requiring us to increase our investment in a borrower at a time when it might not otherwise decide to do so (including at a time when the company's financial condition makes it unlikely that such amounts will be repaid). Delayed draw term loans and revolvers may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, we may be unable to sell such investments at an opportune time or may have to resell them at less than fair market value.

Financially Troubled Companies. We may invest in the obligations of companies that are in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, or facing special competitive or product obsolescence problems, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Investments in such financially troubled companies involve significantly greater risk than investments in non-troubled companies, and the repayment of obligations of financially troubled companies is subject to significant uncertainties. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Loans issued by companies in bankruptcy are also highly risky, as there are a number of significant rights throughout the bankruptcy process, which may result in losses to us. Such investments may also be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the bankruptcy court's power to disallow, reduce, subordinate or disenfranchise particular claims. Such companies' securities may be considered speculative, and the ability of such companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within such companies. Additionally, we could invest in the securities of financially troubled companies that are non-U.S. issuers. Such non-U.S. issuers may be subject to bankruptcy and reorganization processes and proceedings that are not comparable to those in the United States and that may be less favorable to the rights of lenders. There is no assurance that the Adviser or their affiliates will correctly evaluate the value of the assets underlying the securities or obligations purchased by us or the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a company in which we invest, we may lose our entire investment, may be required to accept cash or securities with a value less than our original investment and/or may be required to accept payment over an extended period of time. Under such circumstances, the returns generated may not compensate the shareholders adequately for the risks assumed. In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security the value of which will be less than the purchase price of the security in respect of which such distribution is made. In certain transactions, we may not be "hedged" against market fluctuations, or, in liquidation situations, may not accurately value the assets of the company being liquidated. This can result in losses, even if the proposed transaction is consummated.

High Yield Debt. We may invest in high yield debt, a substantial portion of which may be rated below investment-grade by one or more nationally recognized statistical rating organizations or which may be unrated but of comparable credit quality to obligations rated below investment-grade, and have greater credit and liquidity risk than more highly rated debt obligations. High yield debt is generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high yield debt reflects a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Many issuers of high yield debt are highly leveraged, and their relatively high debt-to-equity ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations. In addition, many issuers of high yield debt may be in poor financial condition, experiencing poor operating results, having substantial capital needs or negative net worth or be facing special competitive or product obsolescence problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings. Certain of these securities may not be publicly traded, and, therefore, it may be difficult to obtain information as to the true condition of the issuers. Overall declines in the below investment-grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their debt at maturity. High yield debt is often less liquid than higher rated securities.

High yield debt is often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. High yield debt has historically experienced greater default rates than has been the case for investment-grade securities. We may also invest in equity securities issued by entities with unrated or below investment-grade debt.

High yield debt may also be in the form of zero-coupon or deferred interest bonds, which are bonds which are issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero-coupon bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Such investments experience greater volatility in market value due to changes in the interest rates than bonds that that provide for regular payments of interest.

Levered Entities. We may make investments whose capital structures have significant leverage. Such investments are inherently more sensitive to declines in revenues and asset values and to increases in expenses and interest rates. The leveraged capital structure of such investments will increase the exposure of the investments to adverse economic factors such as downturns in the economy or deterioration in the condition of the investment, its underlying assets or its industry. Additionally, depending on the level in the capital structure in which we acquire investments, we may be subject to a greater risk of loss than if it acquires securities higher in a capital structure.

Convertible Securities. We may invest in convertible securities, which are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged.

Convertible securities have unique investment characteristics in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases as the convertible security approaches maturity.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by us is called for redemption, we will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third-party. Any of these actions could have an adverse effect on our ability to achieve our investment objective.

Equity Securities.   We may hold investments in equity securities. Equity securities may include common and preferred stocks and warrants, rights and equivalents. As with other investments that we may make, the value of equity securities held by us may be adversely affected by actual or perceived negative events relating to the issuer of such securities, the industry or geographic areas in which such issuer operates or the financial markets generally. However, equity securities may be even more susceptible to such events given their subordinate position in the issuer's capital structure. As such, equity securities generally have greater price volatility than fixed income securities or debt instruments. Preferred securities are subordinated to bonds and other debt securities in an issuer's capital structure in terms of priority for corporate income and liquidation payments and, therefore, will be subject to greater credit risk than those debt securities. Depending on the features of the particular security, holders of preferred stock may bear the risks disclosed herein regarding equity or fixed income securities. Dividends paid to equity holders may be suspended or cancelled at any time, and minority owners may have limited protections. In addition, if an issuer of equity securities in which we have invested sells additional shares of its equity securities, our interest in the issuer will be diluted and the value of our investment may decrease.

Warrants.   We may hold warrants or rights. Warrants and rights generally give the holder the right to receive, upon exercise, a security of the issuer at a stated price. Risks associated with the use of warrants and rights are generally similar to risks associated with the use of options. Unlike most options, however, warrants and rights are issued in specific amounts, and warrants generally have longer terms than options. Warrants and rights are not likely to be as liquid as exchange-traded options backed by a recognized clearing agency. In addition, the terms of warrants or rights may limit our ability to exercise the warrants or rights at such time, or in such quantities, as we would otherwise wish.

Covenant-Lite Loans.   We may invest in covenant-lite loans, which contain limited, if any, financial covenants. Generally, such loans either do not require the obligor to maintain debt service or other financial ratios or do not contain common restrictions on the ability of the obligor to change significantly its operations or to enter into other significant transactions that could affect its ability to repay such loans. As a result, our exposure to different risks may be increased, including with respect to liquidity, price volatility and ability to restructure loans, than is the case with loans that have such requirements and restrictions.

Cash and Other Investments.   We may invest all or a portion of our assets in cash or cash items for investment purposes, pending other investments or as provision of margin for derivatives contracts. These cash items may include money market instruments such as negotiable or non-negotiable securities issued by or short-term deposits with the U.S. and non-U.S. governments and agencies or instrumentalities thereof, bankers' acceptances, high quality commercial paper, repurchase agreements, bank certificates of deposit, and short-term debt securities of U.S. or non-U.S. issuers deemed to be creditworthy by the Adviser. We may also hold interests in investment vehicles that hold cash or cash items. While investments in cash items generally involve relatively low risk levels, they may produce lower than expected returns, and could result in losses. Investments in cash items and money market funds may also provide less liquidity than we anticipated at the time of investment.

Our investments are subject to interest rate risk.

"Interest rate risk" refers to the risks associated with market changes in interest rates. Interest rate changes may affect the value of a debt instrument indirectly (especially in the case of fixed rate securities) and directly (especially in the case of instruments whose rates are adjustable). In general, rising interest rates will impact the price of a fixed rate debt instrument and falling interest rates will have a positive effect on price. Adjustable rate instruments also react to interest rate changes in a similar manner although generally to a lesser degree (depending, however, on the characteristics of the reset terms, including the index chosen, frequency of reset and reset caps or floors, among other factors). Interest rate sensitivity is generally more pronounced and less predictable in instruments with uncertain payment or prepayment schedules.

Our debt investments are subject to prepayment or refinancing risk.

The terms of loans in which we invest may permit the borrowers to voluntarily prepay loans at any time, either with no or a nominal prepayment premium. This prepayment right could result in the borrower repaying the principal on an obligation held by us earlier than expected. This could happen when there is a decline in interest rates, when the borrower's improved credit or operating or financial performance allows the refinancing of certain classes of debt with lower cost debt. The yield of our investment assets may be affected by the rate of prepayments differing from the Adviser's expectations. Assuming an improvement in the credit market conditions, early repayments of the debt held by us could increase. To the extent early prepayments increase, they may have a material adverse effect on our investment objectives and profits. In addition, if we are unable to reinvest the proceeds of such prepayments received in investments expected to be as profitable, the proceeds generated by us will decline as compared to the Adviser's expectations.

Our assets may include loans for which most or all of the principal is due at maturity. The ability of the obligor(s) under such loan to make such a large payment upon maturity could depend upon its ability to refinance the loan prior to maturity. The ability of an obligor to consummate a refinancing will be affected by many factors, including the availability of financing at acceptable rates to such obligor, the financial condition of such obligor, the marketability of the collateral (if any) securing such loan, the operating history of the obligor and related businesses, tax laws and prevailing general economic conditions. Additionally, middle market or smaller obligors generally have more limited access to capital and higher funding costs, may be in a weaker financial position, may need more capital to expand or compete, and may be unable to obtain financing from public capital markets or from more traditional sources, such as commercial banks. Consequently, such obligor may not have the ability to repay the loan at maturity and, unless it is able to refinance such loan, it could default in payment at maturity, which could result in losses to us and, indirectly, to the shareholders.

Significant numbers of obligors are expected to need to refinance their debt over the next few years, and significant numbers of collateralized loan obligation transactions (historically an important source of funding for loans) have reached or are close to reaching the end of their reinvestment periods or the final maturities of their own debt. As a result, there could be significant pressure on the ability of obligors to refinance their debt over the next few years unless a significant volume of new collateralized loan obligation transactions or other sources of funding develop. If such sources of funding do not develop, significant defaults in our assets could occur, and there could be downward pressure on the prices and markets for debt instruments, including assets held by us. In certain circumstances, it may be in our interest to participate in a refinance, including later in our life, however, our ability to so participate depends on availability of our capital. In addition, other funds may participate in a refinancing, which may cause conflicts of interest, and there is no guarantee that such conflicts would be resolved in our interest. We may determine to restructure investments in a manner that would extend the maturity of such investments.

Our investments are generally subject to credit risk.

"Credit risk" refers to the likelihood that an issuer will default in the payment of principal and/or interest on an instrument, in which case we may lose some or all of our investment in that instrument, subject us to loss. Financial strength and solvency of an issuer are the primary factors influencing credit risk. In addition, subordination, lack or inadequacy of collateral or credit enhancement for a debt instrument may affect its credit risk. Credit risk may change over the life of an instrument and securities which are rated by rating agencies are often reviewed and may be subject to downgrade. A significant downturn in the economy or a particular economic sector could have a significant impact on the business prospects of the companies to which we are invested and their ability to comply with their loan repayment obligations, or their ability to refinance such obligations.

In addition, credit ratings may be assigned by various credit rating agencies to loans or other debt instruments that may be acquired by us reflect only the views of those agencies. Explanations of the significance of ratings should be obtained from such credit rating agencies. No assurance can be given that ratings assigned will not be withdrawn or revised downward if, in the view of such credit rating agency, circumstances so warrant. Ratings may be wrong or ratings agencies may not adjust their ratings in real time.

We and our investments are subject to risks associated with non-U.S. investing.

Certain non-U.S. investments involve risks and special considerations not typically associated with U.S. investments, and investing outside the U.S. may involve greater risks than investing in the U.S. These risks include, but are not limited to: (i) less publicly available information; (ii) varying levels of governmental regulation and supervision; (iii) the difficulty of enforcing legal rights in a non-U.S. jurisdiction and uncertainties as to the status, interpretation and application of laws; (iv) different accounting, auditing and financial reporting standards, practices and requirements compared to those applicable to U.S. companies; (v) fluctuations in currency exchange rates; (vi) the risk of nationalization or expropriation of assets or confiscatory taxation; (vii) social, economic and political uncertainty, including war, global or regional conflicts, and revolution; (viii) dependence on exports and the corresponding importance of international trade; (ix) greater price fluctuations and market volatility; (x) less liquidity and smaller capitalization of securities markets; (xi) higher rates of inflation; (xii) controls on, and changes in controls on, non-U.S. investment and limitations on repatriation of invested capital and on our ability to exchange local currencies for U.S. dollars; (xiii) less extensive regulation of the securities markets; (xiv) longer settlement periods for securities transactions; and (xv) less developed corporate laws regarding fiduciary duties and the protection of investors. Non-U.S. markets may be smaller, less liquid, and subject to greater influence by adverse events generally affecting the market. Brokerage commissions and other transaction costs on securities exchanges in non-U.S. countries are generally higher than in the United States. Non-U.S. securities settlements may in some instances be subject to delays and related administrative uncertainties. In some countries there are restrictions on investments or investors such that the only practicable way for us to invest in such markets is by entering into swaps or other derivative transactions with its prime brokers or others. Such transactions involve counterparty risks which are not present in the case of direct investments and which may not be controllable by the Adviser.

Currency Exchange Risk. Investments or liabilities of ours may be denominated in currencies other than the U.S. dollar, and hence the value of such investments, or the amount of such liabilities, will depend in part on the relative strength of the U.S. dollar. We may be affected favorably or unfavorably by exchange control regulations or changes in the exchange rate between foreign currencies and the U.S. dollar. Changes in foreign currency exchange rates may also affect the value of dividends and interest earned, and the level of gains and losses realized on the sale of securities. The rates of exchange between the U.S. dollar and other currencies are affected by many factors, including forces of supply and demand in the foreign exchange markets. These rates are also affected by the international balance of payments and other economic and financial conditions, government intervention, speculation and other factors.

We are not obligated to engage in any currency hedging operations, and there can be no assurance as to the success of any hedging operations that we may implement. To the extent we enter into currency hedging operations, we may incur costs related to such hedging arrangements, which may be undertaken in exchange-traded or over-the-counter contexts, including futures, forwards, swaps, options and other instruments.

The lack of liquidity in our investments may adversely affect our business.

The lack of an established, liquid secondary market for our investments may have an adverse effect on the market value of our investments and on our ability to dispose of them. Additionally, our investments may be subject to certain transfer restrictions that would also contribute to illiquidity. Finally, our assets that are typically traded in a liquid market may become illiquid if the applicable trading market tightens as a result of a significant macro-economic shock or for any other reason. Therefore, no assurance can be given that, if we are determined to dispose of a particular investment held by us, it could dispose of such investment at the prevailing market price or the current valuation of the investment. A portion of our investments may consist of securities that are subject to restrictions on resale by us because they were acquired in a "private placement" transaction or because we are deemed to be an affiliate of the issuer of such securities. Generally, we will be able to sell such securities only under Rule 144 under the Securities Act, which permits limited sales under specified conditions, or pursuant to a registration statement under the Securities Act. When restricted securities are sold to the public, we may be deemed to be an underwriter or possibly a controlling person with respect thereto for the purposes of the Securities Act and be subject to liability as such under the Securities Act. In addition, we may, from time to time, possess material, non-public information about a borrower or issuer or we may be an affiliate of a borrower or an issuer. Such information or affiliation may limit the ability of us to buy and sell investments.

Due to the illiquid nature of our investments, we cannot predict with confidence what the exit strategy will ultimately be for any given position, or that one will definitely be available. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors.

Changes in interest rates may affect our cost of capital and net investment income.

General interest rate fluctuations and changes in credit spreads on floating rate loans may have an impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our rate of return on invested capital, our net investment income, our NAV and the value of our Common Stock.

The majority of our debt investments are expected to have variable interest rates that reset periodically based on benchmarks such as the secured overnight financing rate ("SOFR"), so an increase in interest rates may make it more difficult for our portfolio companies to service their obligations under our debt investments and increase defaults even where our investment income increases. In addition, any such increase in interest rates would make it more expensive to use debt to finance our investments. Any decrease in credit spreads on debt that pays a floating rate of return would have an impact on the income generation of our floating rate assets. Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed rate securities that have longer maturities. Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of between five to ten years. This means that we will be subject to greater risk (other things being equal) than an entity investing solely in shorter-term securities.

In addition, because we will borrow to fund a portion of our investments, a portion of our net investment income will depend upon the difference between the interest rate at which we borrow funds and the interest rate at which we invest these funds. Portions of our investment portfolio and our borrowings have floating rate components. As a result, a significant change in market interest rates could have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds could increase, which would reduce our net investment income. We may hedge against such interest rate fluctuations by using standard hedging instruments such as interest rate swap agreements, futures, options and forward contracts, subject to applicable legal requirements, including all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

In an effort to combat inflation, the U.S. Federal Reserve has increased the federal funds rate in 2022 and 2023. During 2023 and throughout the first three quarters of 2024, inflation began to moderate as a result of the monetary policy tightening actions taken by central banks, including maintaining elevated interest rates. Despite the Federal Reserve's interest rate reductions during the third quarter and first half of the fourth quarter, interest rates remain elevated relative to the interest rate environment prior to the inflationary spike in 2022-2023 Because we borrow money and may issue debt securities or preferred stock to make investments, our net investment income is dependent upon the difference between the rate at which we borrow funds or pay interest or dividends on such debt securities or preferred stock and the rate at which we invest these funds. In this period of rising interest rates, our interest income will increase as the majority of our portfolio bears interest at variable rates, see "*Item 7A. Qualitative and Quantitative Disclosures About Market Risk.*" Conversely, if interest rates decrease, we may earn less interest income from investments and our cost of funds will also decrease, to a lesser extent, resulting in lower net investment income. From time to time, we may also enter into certain hedging transactions to mitigate our exposure to changes in interest rates. Rising interest rates may also increase the cost of debt for our underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to us.

We may from time to time incur contingent liabilities in connection with an investment that may adversely affect us.

We may from time to time incur contingent liabilities in connection with an investment. For example, we may acquire a revolving credit or delayed draw term facility that has not yet been fully drawn. If the borrower subsequently draws down on the facility, we will be obligated to fund the amounts due. There can be no assurance that we will adequately reserve for such contingent liabilities and that such liabilities will not have an adverse effect on us.

In connection with the disposition of our investment in a portfolio company, we may be required to make representations about the business and financial affairs of such company typical of those made in connection with the sale of a business. We also may be required to indemnify the purchasers of our investment to the extent that any such representations are inaccurate or with respect to certain potential liabilities. These arrangements may result in the incurrence of contingent liabilities for which we may establish reserves or escrows. In that regard, shareholders may be required to purchase shares of Common Stock pursuant to their Subscription Agreements in order to fund our obligations, including indemnity obligations.

We generally will not control our portfolio companies and may co-invest with third-parties.

We generally will not control our portfolio companies, even though we may have board representation or board observation rights, and debt agreements may contain certain restrictive covenants. As a result, we will be subject to the risk that a portfolio company in which it invests may make business decisions with which it disagrees and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for investments in non-traded companies, we may not be able to dispose of interests in our portfolio companies as readily as it would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We may co-invest with third-parties through partnerships, joint ventures or other entities. Such investments may involve risks not present in investments where a third-party is not involved, including the possibility that a third-party co-venturer or partner may at any time have economic or business interests or goals which are inconsistent with those of ours, or may be in a position to take action contrary to our investment objective. In addition, we may in certain circumstances be liable for actions of our third-party co-venturer or partner.

Investments in a portfolio company, whether debt, equity, or a combination thereof, may lead to receiving material non-public information or obtaining "control" of the target company. The ability to exit an investment where we have material non-public information or control could be limited and could result in a realized loss on the investment.

We may be provided with material non-public information that may restrict our ability to trade in the portfolio company's securities or be subject to other limitations on trading. While we intend to comply with all applicable securities laws and to make judgments concerning restrictions on trading in good faith, we may trade in the portfolio company's securities while engaged in the portfolio company's restructuring activities. Such trading creates a risk of litigation and liability that may cause us to incur significant legal fees and potential losses. As we will indemnify any person serving on a committee on its behalf for claims arising from the breaches of those obligations, indemnification payments could adversely affect the return on our investment in a portfolio company.

We may be subject to allegations of lender liability.

A number of judicial decisions in the United States have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories (collectively "lender liability"). Generally, lender liability is founded upon the premise that an institutional lender has violated a duty (whether implied or contractual) of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of certain of our investments, we could be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lending institution (i) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as a stockholder to dominate or control a borrower to the detriment of the other creditors of such borrower, a court may elect to subordinate the claim of the offending lending institution to the claims of the disadvantaged creditor or creditors, a remedy called "equitable subordination." Because of the nature of certain of our and our affiliates' investments, we could be subject to claims from creditors of an obligor that our investments issued by such obligor should be equitably subordinated. We may make investments in which it would not be the lead creditor. It is, accordingly, possible that lender liability or equitable subordination claims affecting our investment could arise without our direct involvement.

We may be subject to risks due to borrower fraud.

There is a risk of material misrepresentation or omission on the part of the borrower. Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loans or may adversely affect the ability of us to perfect or effectuate a lien on any collateral securing the loan. We cannot guarantee the accuracy or completeness of representations made by and information provided by borrowers.

We are subject to U.S. federal and state and applicable foreign laws enacted for the protection of creditors.

Various U.S. federal and state and applicable foreign laws enacted for the protection of creditors may apply to the purchase of our investments, which constitute our primary assets, by virtue of our role as a creditor with respect to the borrowers under such investments. In general, if payments on an investment are voidable, whether as fraudulent conveyances or preferences, such payments can be recaptured either from the initial recipient (such as the us) or from subsequent transferees of such payments, including shareholders. If any of these actions occurred, it would affect our financial condition, business, and results of operations.

Our investment activities may subject us to the normal risks of becoming involved in litigation by third parties.

Our investment activities subject us to the normal risks of becoming involved in litigation by third parties. This risk is somewhat greater where we exercise control or significant influence over a company's direction. We may also be subject to certain litigation and related risks associated with origination and servicing. Loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. These legal proceedings range from actions involving a single plaintiff to class action lawsuits with potentially tens of thousands of class members. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state attorneys general, and by the federal government. Governmental investigations, examinations or regulatory actions, or private lawsuits, including purported class action lawsuits, may adversely affect such companies' financial results. To the extent we seek to engage in origination and/or servicing directly, or has a financial interest in, or is otherwise affiliated with, an origination or servicing company, we will be subject to enhanced risks of litigation, regulatory actions and other proceedings. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would generally be borne by us and would reduce net assets.

The effect of global climate change may impact the operations of our portfolio companies.

Climate change creates physical and financial risk and some of our portfolio companies may be adversely affected by climate change. For example, the needs of customers of energy companies vary with weather conditions, primarily temperature, and humidity. To the extent weather conditions are affected by climate change, energy use could increase or decrease depending on the duration and magnitude of any changes. Increases in the cost of energy could adversely affect the cost of operations of our portfolio companies if the use of energy products or services is material to their business. A decrease in energy use due to weather changes may affect some of our portfolio companies' financial condition, through decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions. Energy companies could also be affected by the potential for lawsuits against or taxes or other regulatory costs imposed on greenhouse gas emitters, based on links drawn between greenhouse gas emissions and climate change.

In December 2015, the United Nations, of which the U.S. is a member, adopted a climate accord (the "Paris Agreement"), which the United States rejoined in 2021, with the long-term goal of limiting global warming and the short-term goal of significantly reducing greenhouse gas emissions. Additionally, the Inflation Reduction Act of 2022 included several measures designed to combat climate change, including restrictions on methane emissions. As a result, some of our portfolio companies may become subject to new or strengthened regulations or legislation which could increase their operating costs and/or decrease their revenues. Increased environmental regulation and the resulting regulatory compliance costs may also make it difficult for our portfolio companies to expand their businesses into non-U.S. countries, which could result in decreased capital resources and financial outlook for our portfolio companies.

We may not have the funds or ability to make additional investments in our portfolio companies.

We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

We may concentrate our investments in companies in a particular industry or industries.

In the event we concentrate our investments in companies in a particular industry or industries, any adverse conditions that disproportionately impact that industry or industries may have a magnified adverse effect on our operating results. We are meaningfully concentrated in the following four industries: professional services (11.8% of our total portfolio), health care providers & services (10.6% of our total portfolio), asset based financing (10.4% of our total portfolio) and software (9.9% of our total portfolio). Further, any industry in which we are meaningfully concentrated may be subject to significant risks that could adversely impact our operating results. For example:

- The performance of certain investments we manage in companies in the professional services sector is subject to governmental regulations, disclosure requirements, limits on fees, increased borrowing costs or limits on the terms or availability of credit to such portfolio companies and other regulatory requirements, each of which may impact the conduct of such portfolio companies.

- The performance of certain investments we manage in companies in the health care providers & services sector is subject to the laws and regulations governing the business of health care companies, and interpretations thereof, may frequently change. Current or future laws and regulations could force our portfolio companies engaged in such health care services to change their policies related to how they operate, restrict revenue, change costs, and change business practices.

- The performance of certain investments we manage in companies in the asset based financing sector is subject to a number of economic conditions and market factors, many of which we cannot control, including fluctuations in demand for particular assets, interest rates and inflation rates, the timing of purchases and the ability to forecast technological advances for particular assets.

- The performance of certain investments we manage in companies in the software sector is subject to competitive pressures, changing technologies, shifting user needs, short product cycles due to an accelerated rate of technological developments and the potential for limited earnings and/or falling profit margins.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we assume large positions in the securities of a small number of issuers, our NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market's assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our asset diversification requirements as a RIC under the Code, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies.

RISKS RELATED TO DEBT FINANCING

We have entered into revolving credit facilities that contain various covenants which, if not complied with, could accelerate repayment under such credit facilities, thereby materially and adversely affecting our liquidity, financial condition, results of operations and our ability to pay distributions to our stockholders.

The agreements governing certain financing arrangements require us and any of our special purpose financing subsidiaries party to such arrangements to comply with certain financial and operational covenants. These covenants require us and our subsidiaries to, among other things, maintain certain financial ratios, including asset coverage and minimum stockholders' equity. Compliance with these covenants depends on many factors, some of which are beyond our and their control. In the event of deterioration in the capital markets and pricing levels, net unrealized depreciation in our and our subsidiaries' portfolios may increase in the future and could result in non-compliance with certain covenants, or our taking actions which could disrupt our business and impact our ability to meet our investment objective. For example, the agreements governing a credit facility require applicable special purpose vehicles ("SPVs") to comply with certain operational covenants, including maintaining eligible assets with an aggregate value equal to or exceeding a specified multiple of the borrowings under the credit facility, and a decline in the value of assets owned by the SPV could result in our being required to contribute additional assets to the SPV.

There can be no assurance that we and our subsidiaries will continue to comply with the covenants under any financing arrangements that we may enter into. Failure to comply with these covenants could result in a default. If we and our subsidiaries were unable to obtain a waiver from the debt holders, such a default could accelerate repayment under any or all of our and their debt instruments and thereby force us to liquidate investments at a disadvantageous time and/or at a price which could result in losses, or allow our lenders to sell assets pledged as collateral under our financing arrangements in order to satisfy amounts due thereunder. These occurrences could have a material adverse impact on our liquidity, financial condition, results of operations and ability to pay distributions.

Because we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

The use of borrowings, also known as leverage, including through the issuance of senior securities that are debt or stock, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. Because we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our Common Stock. If the value of our assets increases, leveraging would cause the NAV to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause our NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could affect our ability to make Common Stock distribution payments. Leverage is generally considered a speculative investment technique.

The following table illustrates the effects of leverage on returns from an investment in shares of Common Stock, assuming various hypothetical annual returns, net of expenses. The calculations are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $5.1 billion in total assets, (ii) a weighted average cost of funds of 6.17%, (iii) $3.1 billion of debt outstanding (i.e. assumes that the $1.0 billion principal amount of our unsecured notes sold and the full $2.1 billion available to us under our revolving credit facilities are outstanding at December 31, 2025) and (iv) $1.8 billion in stockholders' equity. In order to compute the "Corresponding return to stockholders," the "Assumed Return on Our Portfolio (net of expenses)" is multiplied by the assumed total assets to obtain an assumed return to us. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds by the assumed debt outstanding, and the product is subtracted from the assumed return to us in order to determine the return available to stockholders. The return available to stockholders is then divided by our stockholders' equity to determine the "Corresponding return to stockholders." Actual interest payments may be different. See *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions and Agreements — Borrowings"* for further information regarding our Borrowings.

Assumed Return on Our Portfolio (net of expenses)	(10)%	(5)%	—%	5%	10%
Corresponding return to stockholders[1]	(38.00)%	(24.25)%	(10.50)%	3.26%	17.01%

(1) In order for us to cover our hypothetical annual interest payments on indebtedness, we would need to achieve annual returns on our December 31, 2025 total assets of at least 3.82%, including the impact of the application of hedge accounting.

RISKS RELATING TO OUR CORPORATE STRUCTURE, COMMON STOCK AND PREFERRED STOCK

Shares of our Common Stock will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, stockholders will have limited liquidity and may not receive a full return of their invested capital if they tender shares of our Common Stock.

Shares of our Common Stock are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the future. We intend to seek a liquidity event for our stockholders within four years following the end of the Initial Closing Period, which has been extended by two one-year extensions by our Board of Directors. However, there can be no assurance that we will complete a liquidity event within such time or at all. We expect that our Board of Directors, in the exercise of its duties to us, will determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in our best interests. A liquidity event could include (1) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company (or a company that becomes publicly traded concurrently with the closing of such transaction), which may include an entity advised by the Adviser or its affiliates, (2) an IPO or an Exchange Listing of our Common Stock on a national securities exchange or (3) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation.

In making a determination of what type of liquidity event is in our best interests, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our Common Stock, internal management requirements to become a perpetual life company and the potential for stockholder liquidity. If our shares are listed, we cannot assure a public trading market will develop.

Potential investors should also be aware that shares of publicly traded closed-end investment companies may trade at a discount to their NAV. If our Common Stock is eventually listed on a national exchange, we would not be able to predict whether our Common Stock would trade above, at or below NAV. This risk is separate and distinct from the risk that our NAV may decline.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult to sell shares of our Common Stock.

We intend to seek a potential liquidity event for our stockholders within four years following the end of the Initial Closing Period, which has been extended by two one-year extensions by our Board of Directors. We expect that our Board of Directors, in the exercise of the requisite standard of care applicable to directors under Delaware law, will determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such a transaction is in our best interests. A liquidity event could include (1) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company (or a company that becomes publicly traded concurrently with the closing of such transaction), which may include an entity advised by the Adviser or its affiliates, (2) an IPO or an Exchange Listing of our Common Stock on a national securities exchange or (3) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. However, there can be no assurance that we will complete a liquidity event within such time or at all. If we do not successfully complete a liquidity event, liquidity for shares will be limited. In addition, in any repurchase offer, if the amount requested to be repurchased in any repurchase offer exceeds the repurchase offer amount, repurchases of shares of Common Stock would generally be made on a pro rata basis (based on the number of shares of Common Stock put to us for repurchases), not on a first-come, first-served basis. There is no assurance that our Board of Directors will adopt a repurchase program at the end of the Drawdown Period or at all, and our Board of Directors may amend, suspend or terminate any such repurchase program at any time in its discretion.

Our stockholders may experience dilution in their ownership percentage, which could reduce the overall value of their investment.

Our stockholders do not have preemptive rights to any shares of Common Stock we issue in the future. To the extent that we issue additional equity interests at or below NAV an existing stockholder's percentage ownership interest in us may be diluted. In addition, depending upon the terms and pricing of any future sales of Common Stock and the value of our investments, stockholders may also experience dilution in the book value and fair value of their shares of our Common Stock.

Under the 1940 Act, we generally are prohibited from issuing or selling our Common Stock at a price below NAV per share, which may be a disadvantage as compared with certain public companies. We may, however, sell shares of our Common Stock, or warrants, options, or rights to acquire shares of our Common Stock, at a price below the current NAV of shares of our Common Stock if our Board of Directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders, including a majority of those stockholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Directors, closely approximates the fair value of such securities (less any distribution, commission or discount). If we raise additional funds by issuing shares of our Common Stock or senior securities convertible into, or exchangeable for, shares of our Common Stock, then the percentage ownership of our stockholders at that time will decrease and existing stockholders will experience dilution.

Purchases of shares of our Common Stock pursuant to the Subscription Agreements will generally be made pro rata, in accordance with the remaining capital commitments of all investors. However, we may request capital contributions on a non-pro rata basis in accordance with the terms of the Subscription Agreements. To the extent an investor is required to purchase less than its pro rata share of a drawdown of investor capital commitments, such stockholder will experience dilution in their percentage ownership of us.

Under the terms of our charter, our Board of Directors is authorized to issue shares of preferred stock with rights and privileges superior to common stockholders without common stockholder approval.

Under the terms of our charter, our Board of Directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our Board of Directors has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption for each class or series of preferred stock.

Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act, including among other things, that (1) immediately after issuance and before any distribution is made with respect to our Common Stock and before any purchase of Common Stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock.

Provisions of the Delaware General Corporation Law and of our certificate of incorporation and bylaws could deter takeover attempts.

The Delaware General Corporation Law, as amended (the "DGCL"), contains provisions that may discourage, delay or make more difficult a change in control of us or the removal of our directors. Our certificate of incorporation and bylaws contain provisions that limit liability and provide for indemnification of our directors and officers. These provisions and others which we may adopt also may have the effect of deterring hostile takeovers or delaying changes in control or management. We are subject to Section 203 of the DGCL, the application of which is subject to any applicable requirements of the 1940 Act. This section generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, either individually or together with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. Our Board of Directors will adopt a resolution exempting from Section 203 of the DGCL any business combination between us and any other person, subject to prior approval of such business combination by our Board of Directors, including approval by a majority of our directors who are not "interested persons." If our Board of Directors does not adopt, or adopts but later repeals such resolution exempting business combinations, or if our Board of Directors does not approve a business combination, Section 203 of the DGCL may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer.

We have also adopted measures that may make it difficult for a third party to obtain control of us, including provisions of our certificate of incorporation that classify our Board of Directors in three classes serving staggered three-year terms, and provisions of our certificate of incorporation authorizing our Board of Directors to classify or reclassify shares of our preferred stock in one or more classes or series, to cause the issuance of additional shares of our Common Stock, and to amend our certificate of incorporation, without stockholder approval, to increase or decrease the number of shares of stock that we have authority to issue.

The issuance of shares of our Series A Preferred Stock, par value $0.001 per share dilutes the relative voting power and ownership of holders of our Common Stock.

Our Series A Preferred Stock is convertible at the option of either the holder of Series A Preferred Stock or us at any time commencing six months following the closing date of a liquidity event. The holders of Series A Preferred Stock are entitled to vote, on an as-converted basis, together with holders of our Common Stock on all matters submitted to a vote of the holders of our Common Stock, except for the election of our preferred directors. Therefore, the issuance of our Series A Preferred Stock effectively reduces the relative voting power of the holders of our Common Stock because the conversion of our Series A Preferred Stock into Common Stock would dilute the ownership interest of existing holders of our Common Stock.

Our Series A Preferred Stock may be unrated securities.

We intend to achieve an investment grade rating for our Series A Preferred Stock from a nationally recognized statistical ratings organization ("NRSRO"). However, there is no assurance that we will receive a rating, or the desired rating, from a NRSRO and may remain unrated.

Our Series A Preferred Stock is subordinate to our existing and future indebtedness.

While preferred stockholders, including holders of our Series A Preferred Stock, will have equal liquidation and distribution rights to any other series of preferred stock, they are subordinated to our existing and future indebtedness. Therefore, dividends, distributions and other payments to preferred stockholders in liquidation or otherwise may be subject to prior payments due to the holders of senior indebtedness.

Holders of our Series A Preferred Stock bear dividend risk.

We may be unable to pay dividends on our Series A Preferred Stock under some circumstances. The terms of any future indebtedness we may incur could preclude the payment of dividends in respect of equity securities, including our Series A Preferred Stock, under certain conditions.

U.S. FEDERAL INCOME TAX RISKS

We may be subject to corporate-level U.S. federal taxes if we fail to maintain our qualification as a RIC.

To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements.

- The Annual Distribution Requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. We may be subject to corporate-level U.S. federal income tax on any of our undistributed income or gain. Additionally, we will be subject to a 4% nondeductible federal excise tax to the extent that we do not satisfy certain additional minimum distribution requirements on a calendar-year basis. Because we use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

- The income source requirement will be satisfied if we obtain at least 90% of our gross income for each year from dividends, interest, gains from the sale of stock or securities, gains from the sale of foreign currency, from other income derived with respect to our business of investing in such sources of income, and net income attributable to a qualified publicly traded partnership.

- The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly traded partnerships." Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to maintain RIC tax treatment for any reason and are subject to corporate-level U.S. federal income tax on all of our income, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Even if we qualify as a RIC, we will be required to pay corporate-level U.S. federal income taxes on any income or capital gains that we do not distribute (or deemed to be distributed) to stockholders. We may also be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we have elected to amortize market discounts and include such amounts, if any, in our annual taxable income, instead of upon disposition, as electing not to do so could potentially limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

You may receive shares of our Common Stock as distributions which could result in adverse tax consequences to you.

In order to satisfy the Annual Distribution Requirement applicable to RICs, we may have the ability to declare a large portion of a distribution in shares of our Common Stock instead of in cash, provided that stockholders have the right to elect to receive their distribution in cash. As long as a portion of such distribution is payable in cash (which portion can be as low as 20% based on certain rulings by the IRS) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits would be a dividend for U.S. federal income tax purposes. If too many stockholders elect to receive their distributions in cash, each stockholder electing to receive his/her distribution in cash would receive a pro rata portion of his/her distribution in cash and the remaining portion of the distribution would be paid in shares of our Common Stock. As a result, a stockholder would be taxed on the entire distribution in the same manner as a cash distribution, even though a portion of the distribution was paid in shares of our Common Stock, and a stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock.

You may have current tax liability on distributions you elect to reinvest in our Common Stock but would not receive cash from such distributions to pay such tax liability.

Participants in our distribution reinvestment plan will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the fair market value of our Common Stock that they receive to the extent such amount was not a tax-free return of capital. As a result, unless a stockholder is a tax-exempt entity, it may have to use funds from other sources to pay its tax liability on the value of our Common Stock received from the distribution.

If we do not qualify as a "publicly offered regulated investment company," as defined in the Code, stockholders will be taxed as though they received a distribution of some of our expenses and may be limited in the ability to deduct such expenses.

A "publicly offered regulated investment company" is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate stockholder's pro rata portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are generally not deductible. While we anticipate that we will constitute a publicly offered regulated investment company for our current tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences.

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person's particular circumstances. A "Non-U.S. stockholder" is a beneficial owner of shares of our Common Stock that is neither a U.S. stockholder nor a partnership (including an entity treated as a partnership for U.S. federal income tax purposes). Among other things, a Non-U.S. stockholder, under certain circumstances, may be subject to withholding of U.S. federal income tax at a rate of 30.0% (or lower rate provided by an applicable treaty); required to file U.S. income taxes to receive a tax credit or tax refund of overpayments of taxes; subject to U.S. income tax at graduated rates or to a branch profits on our distributions; subject to certain reporting requirements, disclosure requirements, and withholding taxes under the Foreign Account Tax Compliance Act and other laws; and subject to certain rules regarding foreign tax credits. Non-U.S. persons should consult their tax advisors with respect to U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in our shares.

RISKS RELATING TO THE MERGERS

We may be unable to realize the benefits anticipated by the Mergers, including estimated cost savings, or it may take longer than anticipated to achieve such benefits.

The realization of certain benefits anticipated as a result of the Mergers will depend in part on the integration of FBLC's investment portfolio with our investment portfolio and the integration of FBLC's business with our business. Though the Adviser believes it can integrate us and FBLC given the significant overlap in investment portfolios, operations and governance structure, there can be no assurance that FBLC's investment portfolio or business can be operated profitably or integrated successfully into our operations in a timely fashion or at all. The dedication of management resources to such integration may detract attention from the day-to-day business of the combined company and there can be no assurance that there will not be substantial costs associated with the transition process or there will not be other material adverse effects as a result of these integration efforts. Such effects, including incurring unexpected costs or delays in connection with such integration and failure of FBLC's investment portfolio to perform as expected, could have a material adverse effect on the financial results of the combined company.

We also expect to achieve certain synergies and cost savings from the Mergers when the two companies have fully integrated their portfolios. It is possible that the estimates of these synergies and potential cost savings could ultimately be incorrect. The cost savings estimates also assume we will be able to combine our operations and FBLC's operations in a manner that permits those cost savings to be fully realized. If the estimates turn out to be incorrect or if we are not able to successfully combine FBLC's investment portfolio or business with our operations, the anticipated synergies and cost savings may not be fully realized or realized at all or may take longer to realize than expected.

GENERAL RISK FACTORS

Political, social and economic uncertainty creates and exacerbates risks.

Social, political, economic and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) that occur will create uncertainty and have significant impacts on issuers, industries, governments and other systems, including the financial markets, to which us and our investments are exposed. As global systems, economies and financial markets are increasingly interconnected, events that once had only local impact are now more likely to have regional or even global effects. Events that occur in one country, region or financial market will, more frequently, adversely impact issuers in other countries, regions or markets, including in established markets such as the United States. These impacts can be exacerbated by failures of governments and societies to adequately respond to an emerging event or threat.

Uncertainty can result in or coincide with, among other things: increased volatility in the financial markets for securities, derivatives, loans, credit and currency; a decrease in the reliability of market prices and difficulty in valuing assets (including portfolio company assets); greater fluctuations in spreads on debt investments and currency exchange rates; increased risk of default (by both government and private obligors and issuers); further social, economic, and political instability, including global or regional conflicts; nationalization of private enterprise; greater governmental involvement in the economy or in social factors that impact the economy; changes to governmental regulation and supervision of the loan, securities, derivatives and currency markets and market participants and decreased or revised monitoring of such markets by governments or self-regulatory organizations and reduced enforcement of regulations; limitations on the activities of investors in such markets; controls or restrictions on foreign investment, capital controls and limitations on repatriation of invested capital; the significant loss of liquidity and the inability to purchase, sell and otherwise fund investments or settle transactions (including, but not limited to, a market freeze); unavailability of currency hedging techniques; substantial, and in some periods extremely high rates of inflation, which can last many years and have substantial negative effects on credit and securities markets as well as the economy as a whole; recessions; and difficulties in obtaining and/or enforcing legal judgments.

In addition, disruptions in the capital markets caused by the rising interest rate environment and fears of a recession have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. These and future market disruptions and/or illiquidity can be expected to have an adverse effect on our business, financial condition, results of operations and cash flows. Unfavorable economic conditions also would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could limit our investment originations, limit our ability to grow and have a material impact on our and our portfolio companies' operating results and the fair values of our debt and equity investments.

The capital markets are currently in a period of disruption and economic uncertainty. Such market conditions have adversely affected debt and equity capital markets, which have had, and may continue to have an impact on our business and operations.

The U.S. capital markets have experienced volatility and disruption in recent years. Disruptions in the capital markets have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. The federal government and the Federal Reserve, as well as foreign governments and central banks, have implemented, and may in the future implement, significant fiscal and monetary policies in response to these disruptions, and additional government and regulatory responses may be possible. These actions, future market disruptions and illiquidity could have an adverse effect on our business, financial condition, results of operations and cash flows. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could limit our investment originations and our ability to grow, and could have an impact on our operating results and the fair values of our debt and equity investments.

We believe that attractive investment opportunities may present themselves during this volatile period as in other periods of market volatility, and we may have opportunities to make investments at compelling values. However, periods of market disruption and instability may adversely affect our access to sufficient debt and equity capital in order to take advantage of attractive investment opportunities that are created during these periods. In addition, the debt capital that will be available in the future, if any, may be at a higher cost and on less favorable terms and conditions.

Inflation and supply chain risk could adversely impact our portfolio companies and our results of our operations.

Inflation and fluctuations in inflation rates have had in the past, and may in the future have, negative effects on economies and financial markets, particularly in emerging economies. For example, wages and prices of inputs increase during periods of inflation, which can negatively impact returns on investments. In an attempt to stabilize inflation, countries may impose wage and price controls or otherwise intervene in the economy. Governmental efforts to curb inflation often have negative effects on the level of economic activity. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on our returns.

Economic activity has continued to accelerate across sectors and regions. Nevertheless, global supply chain issues have, and may in the future, lead to a rise in energy prices. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten in response. Persistent inflationary pressures could affect our obligors' profit margins.

Additionally, the continuing trade dispute between the United States and China, pursuant to which both countries have, among other things, imposed tariffs on one another, has had an adverse economic effect on U.S. markets and international trade more broadly. This adverse economic effect is likely to become more pronounced if the dispute remains unresolved, which could have an adverse impact on our portfolio companies. For example, existing and any additional supply chain and other laws, regulations, or executive orders by either country that restrict or prohibit transactions or impose requirements or limitations on business could impair the ability of U.S.-based companies (in which we are likely to invest) to expand into markets in China and the ability of such companies' to produce or obtain component parts necessary for production. Also, for the foreseeable future, the trade dispute (which may expand to other jurisdictions and products) will likely continue to be an ongoing source of instability, resulting in significant currency fluctuations, increased capital markets volatility, and other adverse effects on international markets, international trade agreements, and other existing cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise), which could present similar and additional potential risks and consequences for us and our portfolio companies.

Uncertainty with respect to the financial stability of the United States could have a significant adverse effect on our business, financial condition and results of operations.

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of a downgrade of the U.S. long-term sovereign debt credit rating or a recession or economic slowdown in the U.S. In the future, the U.S. Government may not be able to meet its debt payments unless the federal debt ceiling is raised. If legislation increasing the debt ceiling is not enacted prior to reaching the debt ceiling and the debt ceiling is reached, the U.S. federal government may stop or delay making payments on its obligations, which could negatively impact the U.S. economy and our portfolio companies. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions, further downgrades or warnings by The Standard & Poor Financial Services LLC's Rating Service or other rating agencies, and the U.S. Government's credit and deficit concerns in general, including issues around the federal debt ceiling, could cause interest rates and borrowing costs to rise, which may impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms.

The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings. Therefore, portions of the distributions that we pay may represent a return of capital which will lower a stockholder's tax basis in its shares and reduce the amount of funds we have for investment in targeted assets. A return of capital is a return of the initial investment in the Company rather than earnings or gains derived from our investment activities. We may not be able to pay distributions, and our distributions may not grow over time.

We intend to declare and pay distributions on a quarterly basis. We will pay these distributions to our stockholders out of assets legally available for distribution. We cannot assure stockholders that we will achieve investment results that will allow us to make a targeted level of distributions or year-to-year increases in distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this Annual Report. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC can limit our ability to pay distributions. All distributions will be paid at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board of Directors may deem relevant from time-to-time. We cannot assure stockholders that we will pay distributions in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our offerings of our Common Stock or from borrowings in anticipation of future cash flow, which may constitute a return of capital and will lower a stockholder's tax basis in its shares. Distributions from the proceeds of our offerings of Common Stock or from borrowings also could reduce the amount of capital we ultimately invest in interests of portfolio companies. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from our public offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). There can be no assurance that we will be able to sustain distributions at any particular level or at all. A return of capital is a return of the initial investment in the Company rather than earnings or gains derived from our investment activities.

Price declines in the large corporate leveraged loan market may adversely affect the fair value of debt securities we hold, reducing our NAV through increased net unrealized depreciation.

Prior to the onset of the financial crisis, CLOs, a type of leveraged investment vehicle holding corporate loans, hedge funds and other highly leveraged investment vehicles, comprised a substantial portion of the market for purchasing and holding senior secured and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is our understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure. While prices have appreciated measurably in recent years, conditions in the large corporate leveraged loan market may experience similar disruptions or distortions in the future, which may cause pricing levels to decline similarly or be volatile. As a result, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of debt securities we hold, which could have a material adverse impact on our business, financial condition and results of operations.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We will compete for investments with other BDCs and investment funds (including private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding.

Moreover, alternative investment vehicles, such as hedge funds, also make investments in middle market private U.S. companies. As a result of these new entrants, competition for investment opportunities in private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors' pricing, terms and structure. If we are forced to match our competitors' pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. We believe a significant part of our competitive advantage stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

Our business and operations could be affected if we become subject to any securities litigation or stockholder activism, which could cause us to incur significant expense, hinder execution of investment strategy and impact our NAV.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing in the BDC space recently. While we are currently not subject to any securities litigation or stockholder activism, we may in the future become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert the attention of management and our Board of Directors' attention and resources from our business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and stockholder activism matters.

Our Board of Directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our Board of Directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval if it determines that doing so will be in the best interests of stockholders. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our Common Stock. However, the effects might be adverse, which could impact our ability to pay distributions and cause stockholders to lose all or part of their investment. Moreover, we have significant flexibility in investing the net proceeds of our offering and may use the net proceeds from our offering in ways with which our stockholders may not agree or for purposes other than those contemplated at the time of our offering.

New or modified laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies are subject to regulation at the U.S. local, state and federal level. We are also subject to federal, state and local laws and are subject to judicial and administrative decisions that affect our operations, including maximum interest rates, fees and other charges, disclosures to portfolio companies, the terms of secured transactions, collection and foreclosure proceedings and other trade practices. If these laws, regulations or decisions change, or if we expand our business into additional jurisdictions, we may have to incur significant expenses in order to comply or we might have to restrict our operations. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we or our portfolio companies are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect.

President Trump's election, coupled with Republican control of the Senate and the House of Representatives (albeit by narrow margins) could lead to new legislative and regulatory initiatives or the roll-back of initiatives of the previous presidential administration. In addition, uncertainty regarding legislation and regulations affecting the financial services industry or taxation could also adversely impact our business or the business of our portfolio companies. If we do not comply with applicable laws and regulations, we could lose any licenses that we then hold for the conduct of our business and may be subject to civil fines and criminal penalties.

Changes to or repeal of the laws and regulations governing our operations related to permitted investments may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans and may shift our investment focus from the areas of expertise of our Adviser to other types of investments in which our Adviser may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business, financial condition and results of operations.

We are subject to risks related to corporate social responsibility.

There is increased public scrutiny related to sustainability activities of public companies. We risk damage to our brand and reputation if we do not act responsibly in a number of key areas, including diversity and inclusion, environmental stewardship, support for local communities, corporate governance and transparency and considering sustainability factors in our investment processes. Adverse incidents with respect to sustainability activities could impact the value of our brand, the cost of our operations and relationships with investors, all of which could affect our business and results of operations. Additionally, new regulatory initiatives related to sustainability could adversely affect our business. At the same time, some stakeholders and regulators have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to sustainability initiatives. This divergence increases the risk that any action or lack thereof with respect to sustainability matters will be perceived negatively by at least some stakeholders and adversely impact our reputation and business.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

We are subject to the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. Under current SEC rules, our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. This process requires us to incur significant additional expenses and diverts management's time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We may experience fluctuations in our quarterly results.

We may experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, variations in the interest rates on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Terrorist attacks, acts of war, global or regional conflicts (such as those in the Middle East, Central and South America and Eastern Europe), natural disasters, disease outbreaks or pandemics may impact our portfolio companies and harm our business, operating results and financial condition.

Terrorist attacks, acts of war, global or regional conflicts (such as those in the Middle East, Central and South America and Eastern Europe), natural disasters, disease outbreaks, pandemics, or other similar events may disrupt our operations, as well as the operations of our portfolio companies. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, natural disasters, disease outbreaks, pandemics, or other similar events could further weaken the domestic/global economies and create additional uncertainties, which may impact our portfolio companies and, in turn, could have a material adverse impact on our business, operating results, and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

Future disruptions or instability in capital markets could impact our ability to raise capital, and have a material adverse effect on our business, financial condition, and results of operations.

From time to time, the global capital markets may experience periods of disruption and instability, which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital to us. For example, between 2008 and 2009, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market, and the failure of major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, caused extreme economic uncertainty and significantly reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While market conditions have experienced relative stability in recent years, there have been continuing periods of volatility and there can be no assurance that adverse market conditions will not repeat themselves in the future.

Future volatility and dislocation in the capital markets could create a challenging environment in which to raise or access capital. For example, the re-appearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms. Significant changes or volatility in the capital markets may also have an effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our consolidated financial statements for the applicable period, which could result in significant reductions to our NAV for the period. With certain limited exceptions, we are only allowed to borrow amounts or issue debt securities if our asset coverage, complies with the threshold set forth in the 1940 Act (currently at least 150% immediately after such borrowing). Equity capital may also be difficult to raise during periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our Common Stock at a price less than NAV without first obtaining approval for such issuance from our stockholders and our independent directors. If we are unable to raise capital or refinance existing debt on acceptable terms, then we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. Significant changes in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes.

We are highly dependent on information systems and systems failures or interruption could significantly disrupt our business, which may, in turn, affect the value of our Common Stock and our ability to pay dividends and other distributions.

We depend on the communications and information systems of our Adviser and its affiliates as well as certain third-party service providers. As our reliance on these systems has increased, so have the risks posed to these communications and information systems. Any failure or interruption in these systems, including due to (i) electrical or telecommunication outages, (ii) natural disasters such as earthquakes, tornadoes and hurricanes, (iii) disease outbreaks or pandemics, (iv) events arising from local or larger state political or social matters, including terrorist activities, and (v) cyberattacks could cause disruptions in our activities.

Our business could suffer in the event our Adviser or any other party that provides us with services essential to our operations experiences system failures or cyber-incidents or a deficiency in cybersecurity.

Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for the internal information technology systems of our Adviser and other parties that provide us with services essential to our operations, these systems are vulnerable to damage from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business.

A cyber-incident is any adverse event that threatens the confidentiality, integrity or availability of information resources. More specifically, a cyber-incident is an intentional attack or an unintentional event that can result in third parties gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As reliance on technology in our industry has increased, so have the risks posed to the systems of our Adviser and other parties that provide us with services essential to our operations, both internal and those that have been outsourced. In addition, the risk of a cyber-incident, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted attacks and intrusions evolve and generally are not recognized until launched against a target. In some cases, such attacks and intrusions are designed not to be detected and, in fact, may not be detected.

The remediation costs and lost revenues experienced by a victim of a cyber-incident may be significant and significant resources may be required to repair system damage, protect against the threat of future security breaches or to alleviate problems caused by any breaches, including reputational harm, loss of revenues and litigation. In addition, a security breach or other significant disruption involving the information technology networks and related systems of our Adviser or any other party that provides us with services essential to our operations could:

- result in misstated financial reports, violations of loan covenants, missed reporting deadlines;

- affect our ability to properly monitor our compliance with the rules and regulations regarding our qualification as a RIC;

- result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;

- result in liability to us for claims by stockholders and third-parties;

- require significant management attention and resources to remedy any damages that result; or

- adversely impact our reputation among investors.

Although our Adviser and other parties that provide us with services essential to our operations intend to continue to implement industry-standard security measures, there can be no assurance that those measures will be sufficient, and any material adverse effect experienced by our Adviser and other parties that provide us with services essential to our operations could, in turn, have an adverse impact on us.

We could potentially be involved in litigation arising out of our operations in the normal course of business.

We may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While the outcome of any current legal proceedings cannot at this time be predicted with certainty, we do not expect any current matters will materially affect our financial condition or results of operations; however, there can be no assurance whether any pending legal proceedings will have a material adverse effect on our financial condition or results of operations in any future reporting period.

Technological or other innovations and industry disruptions may negatively impact us.

Recent trends in the market generally, including technological developments in artificial intelligence, have disrupted the industry with technological or other innovations. In this period of rapid technological and commercial innovation, new businesses and approaches may be created that could affect us and/or our portfolio companies or alter the market practices that help frame our strategy. Any of these new approaches could effect our investments, significantly disrupt the market in which it operates and subject us to increased competition, which could affect our business, financial condition and results of investments. Moreover, given the pace of innovation in recent years, the impact on a particular investment may not have been foreseeable at the time we made the investment. Furthermore, we could base investment decisions on views about the direction or degree of innovation that prove inaccurate.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Management and Board Oversight

Our Board of Directors oversees risk management for the Company, including through its approval of the investment policy and other policies of the Company and its oversight of the Adviser. For certain risks, our Board of Directors has delegated oversight responsibilities to committees of our Board of Directors. For example, the Nominating and Corporate Governance Committee assists our Board of Directors with assessing risks associated with conflicts of interest. Cybersecurity risk management is integrated into this broader risk management framework. Our Board of Directors has delegated to the Audit Committee oversight of management's programs and policies to identify, assess, manage, mitigate and monitor significant business risks of the Company, including privacy, information technology and cybersecurity risks.

Information Technology and Cybersecurity Risks

We have no employees and rely on the Adviser, a wholly-owned subsidiary of Franklin Templeton, to manage our day-to-day operations pursuant to the Amended and Restated Investment Advisory Agreement. Therefore, we rely heavily on Franklin Templeton's information systems and its program for defending against and responding to cybersecurity threats and incidents. Franklin Templeton maintains a robust cybersecurity defense program, including a dedicated cybersecurity team led by its Chief Security Officer ("CISO"). The CISO, who reports directly to the Franklin Templeton Executive Vice President and Chief Risk and Transformation Officer, has 31 years of experience in the information technology and cybersecurity field and has been at Franklin Templeton for 14 years. In addition, the CISO provides regular briefings for our Board of Directors and senior officers of the Company on cybersecurity matters, including on threats, events, and program enhancements. The Chief Compliance Officer of the Company also provides periodic updates to our Board of Directors and senior officers of the Company on cybersecurity threats and material risks from cybersecurity threats with respect to the Company.

In the event of an incident which jeopardizes the confidentiality, integrity, or availability of the information technology systems the Adviser uses to provide services to us pursuant to the Amended and Restated Investment Advisory Agreement, Franklin Templeton's cybersecurity team utilizes a regularly updated cybersecurity incident response plan that was developed based on, and is periodically benchmarked to, applicable third-party cybersecurity standards and frameworks. Pursuant to that plan and its escalation protocols, designated personnel are responsible for assessing the severity of the incident and associated threat, containing the threat, remediating the threat, including recovery of data and access to systems, analyzing the reporting obligations associated with the incident and performing post-incident analysis and program improvements. While the particular personnel assigned to an incident response team will depend on the particular facts and circumstances, the response team is led by the CISO or their delegee. In addition, senior officers of the Company have implemented a Company policy that supplements the Franklin Templeton incident response plan with respect to cybersecurity incidents that have or may impact the Company, including by impacting the Adviser's ability to provide services to the Company pursuant to the Amended and Restated Investment Advisory Agreement. Pursuant to this policy, the Adviser and Franklin Templeton are required to notify and update the Company's senior officers and our Audit Committee with respect to certain matters related to cybersecurity incidents specified under the policy.

The Audit Committee oversees, on behalf of our Board of Directors, the Company's privacy, information technology and security and cybersecurity risk exposures, including (i) the potential impact of those exposures on the Company's business, financial results, operations and reputation, (ii) the programs and steps implemented by management to monitor and mitigate any exposures, (iii) the Company's information governance and information security policies and programs, and (iv) major legislative and regulatory developments that could materially impact the Company's privacy, data security and cybersecurity risk exposure. On a quarterly basis, the CISO or their delegee report to our Board of Directors or Audit Committee on information technology and cybersecurity matters, including a detailed threat assessment relating to information technology risks.

Processes for Assessing, Identifying and Managing Material Risks from Cybersecurity Threats

The Franklin Templeton cybersecurity program focuses on (1) preventing and preparing for cybersecurity incidents, (2) detecting and analyzing cybersecurity incidents, and (3) containing, eradicating, recovering from and reporting cybersecurity events. The Company has a policy that supplements the Franklin Templeton cybersecurity incident response plan and addresses reporting and disclosure considerations related to a cybersecurity incident.

Prevention and Preparation

Franklin Templeton undertakes regular internal and external security audits and vulnerability assessments to reduce the risk of a cybersecurity incident and they implement business continuity, contingency and recovery plans to mitigate the impact of an incident. As part of these efforts, Franklin Templeton periodically engages consultants to conduct external reviews of its vulnerabilities, including penetration testing and compromise assessments. Franklin Templeton employs best practice identity and access management including broad adoption of multifactor authentication, geo-location blocking, behavior analytics and controls aligned to a zero trust model.

Franklin Templeton and the Adviser recognize that threat actors frequently target employees to gain unauthorized access to information systems. Therefore, a key element of their prevention efforts is employee training on their data privacy and cybersecurity procedures. For example, all new hires of Franklin Templeton and the Adviser receive mandatory privacy and information security training. In addition, current employees of the Adviser must complete mandatory annual cybersecurity and data trainings, which are supplemented by regular phishing and other cyber-related testing and trainings that the Adviser conducts throughout the year.

We recognize that third parties that provide information systems used by the Adviser to provide services to the Company can be subject to cybersecurity incidents that could impact the Company. To mitigate third party risk, Franklin Templeton requires third party vendors to comply with our confidentiality, security, and privacy requirements. All third party vendors must complete a cyber incident reporting questionnaire to ensure timely notification of any potential cybersecurity breaches. Third-party vendors are also subject to additional diligence requirements.

As discussed above, to support its preparedness, Franklin Templeton has an incident response plan that it regularly updates. In addition, Franklin Templeton performs regularly scheduled tabletop exercises and periodic drills at least once a year to test its incident response procedures, identify improvement opportunities and exercise team preparedness. Franklin Templeton also maintains cybersecurity insurance providing coverage for certain costs related to security failures and specified cybersecurity-related incidents that interrupt its network or networks of its vendors, in all cases up to specified limits and subject to certain exclusions.

Detection and Analysis

Cybersecurity incidents may be detected through a variety of means, which may include, but are not limited to, automated event-detection notifications or similar technologies which are monitored by the Franklin Templeton cyber defense team, notifications from employees, borrowers or service providers, and notifications from third party information technology system providers. Franklin Templeton also has a comprehensive threat intelligence program that performs proactive analyses leveraging internal, government and third party provided intelligence to identify and mitigate risks to the firm. Once a potential cybersecurity incident is identified, including a third party cybersecurity event, the incident response team designated pursuant to the Franklin Templeton incident response plan follows the procedures set forth in the plan to investigate the potential incident, including determining the nature of the event and assessing the severity of the event and sensitivity of any compromised data.

Containment, Eradication, Recovery, and Reporting

In the event of a cybersecurity incident, the Franklin Templeton incident response team is initially focused on containing the cybersecurity incident as quickly as possible consistent with the procedures in the incident response plan.

Once a cybersecurity incident is contained the focus shifts to remediation. Eradication and recovery activities depend on the nature of the cybersecurity incident and may include rebuilding systems and/or hosts, replacing compromised files with clean versions, validation of files or data that may have been affected, and increased network monitoring or logging to identify recurring attacks.

Franklin Templeton has relationships with a number of third party service providers to assist with cybersecurity containment and remediation efforts.

Following the conclusion of an incident, the Franklin Templeton incident response team will generally reassess the effectiveness of the cybersecurity program and incident response plan, make adjustments as appropriate and report to our senior management and Audit Committee on these matters.

Cybersecurity Risks

As of December 31, 2025, we are not aware of any material cybersecurity incidents that impacted the Company in the last three years. We and our Adviser routinely face risks of potential incidents, whether through cyber-attacks or cyber intrusions over the Internet, ransomware and other forms of malware, computer viruses, attachments to emails, phishing attempts, extortion or other scams; however, we have been able to prevent or sufficiently mitigate harm from such risks. Although the Adviser and Franklin Templeton, on our behalf, make efforts to maintain the security and integrity of the information technology systems the Adviser uses on our behalf, these systems and the proprietary, confidential and personal information that resides on or is transmitted through them are subject to the risk of a security incident or disruption, and there can be no assurances regarding our security efforts and measures or those of our third party providers. See "*Item 1A. — Risk Factors — Our business could suffer in the event our Adviser or any other party that provides us with services essential to our operations experiences system failures or cyber-incidents or a deficiency in cybersecurity.*"

ITEM 2.   PROPERTIES

We do not own any real estate or other physical properties materially important to our operation. Our executive offices are located at One Madison Avenue, Suite 1600, New York, NY 10010. We believe that our current office facilities are adequate for our business as we intend to conduct it.

ITEM 3.   LEGAL PROCEEDINGS

As of December 31, 2025, we were not party to any material pending legal proceeding, and no such material proceedings are known to be contemplated. However, from time to time, we may be party to certain legal proceedings incidental to the normal course of our business including the enforcement of our rights under the contracts with our portfolio companies. Third parties may also seek to impose liability on us in connection with the activities of our portfolio companies.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

There is currently no market for our securities, and we do not expect that a market for our shares will develop in the future. We are prohibited under the 1940 Act from selling our shares of Common Stock at an offering price, after deducting selling commissions and dealer manager fees, that is below our NAV per share attributable to Common Stock unless we obtain stockholder approval. In connection with any issuance of shares of our Common Stock, our Board of Directors or a committee thereof will review the then current offering price per share against the current estimated NAV per share attributable to Common Stock to ensure that we were not selling shares of our Common Stock at a price which, after deducting selling commissions and dealer manager fees, was below our NAV per share.

Set forth below is a chart describing the classes of our securities outstanding as of December 31, 2025:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.001 per share	450,000,000	135,487,319
Series A Convertible Preferred Stock, par value $0.001 per share	50,000,000	77,500

As of December 31, 2025, we had issued 135.5 million shares of Common Stock for net proceeds of $2.0 billion, including the shares purchased by affiliates and shares issued under our distribution reinvestment plan (the "DRIP"). We had also issued 77,500 shares of Series A Preferred Stock for gross proceeds of $77.4 million. As of December 31, 2025, we had 36,867 and 4 record holders of our Common Stock and Series A Preferred Stock, respectively.

Distributions

To maintain our RIC qualification, we must, among other things, distribute at least 90% of our net ordinary income and net short-term capital gain in excess of net long-term capital loss, if any, to our stockholders. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute, or be deemed to distribute, during each calendar year an amount at least equal to the sum of: (1) 98% of our net ordinary income for the calendar year; (2) 98.2% of our capital gain in excess of capital loss for the calendar year; and (3) any net ordinary income and net capital gain for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any distributions and, if we issue senior securities, we will be prohibited from paying distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

Our Board of Directors intends to declare and pay distributions on a quarterly basis. We have a DRIP pursuant to which we reinvest all cash dividends or distributions declared by our Board of Directors on behalf of investors who do not elect to receive their distributions in cash (the "Participants"). As a result, if our Board of Directors declares a distribution, then stockholders who have not elected to "opt out" of the DRIP will have their distributions automatically reinvested in additional shares of our Common Stock at a price equal to NAV per share as estimated in good faith by us on the payment date. The timing and amount of any future distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our Board of Directors.

We have not established limits on the amount of funds we may use from available sources to fund distributions. We may have distributions which could be characterized as a return of capital for tax purposes. During the years ended December 31, 2025, 2024, and 2023, no portion of our distributions were characterized as return of capital for tax purposes, respectively.

Sales of Unregistered Securities

The Company did not sell any securities during the period covered by this Form 10-K that were not registered under the Securities Act.

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of Franklin BSP Capital Corporation (including, for periods prior to the Conversion, Franklin BSP Capital L.L.C., a Delaware limited liability company, the "Company," "FBCC," "we," "us," or "our") and the notes thereto and other financial information included elsewhere in this Annual Report on Form 10-K. We are externally managed by our adviser, Franklin BSP Capital Adviser L.L.C. (the "Adviser"). In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed in Item 1A — "Risk Factors" in this Annual Report on Form 10-K.

Overview

We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC, and has elected to be treated for U.S. federal income tax purposes, as a RIC under the Code. We are managed by the Adviser. The Adviser is an affiliate of Benefit Street Partners. Our Adviser is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. Our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio.

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We intend to invest primarily in first and second lien senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle market companies. We define middle market companies as those with EBITDA of between $25 million and $100 million annually, although we may invest in larger or smaller companies. We also may purchase interests in loans or corporate bonds through secondary market transactions. We expect that each investment generally will range between approximately 0.5% and 3.0% of our total assets. As of December 31, 2025, 80.8% of our portfolio was invested in senior secured loans.

Senior secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in priority of payments and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured.

On December 18, 2020, we completed our Initial Closing of Capital Commitments to purchase shares of our Common Stock to investors in a private placement in reliance on exemptions from the registration requirements of the Securities Act. Since our Initial Closing, we held additional closings and received aggregate Capital Commitments to purchase Common Stock. As of December 31, 2025, investors had made aggregate Capital Commitments to purchase Common Stock of $375.5 million. At each closing of the private placement, each investor will make a Capital Commitment to purchase shares of Common Stock pursuant to a Subscription Agreement entered into with us. Investors will be required to fund drawdowns to purchase shares of Common Stock up to the amount of their respective Capital Commitments on an as-needed basis each time we deliver a notice to the investors. Closings of the private placement of our Common Stock occurred, from time to time, during the Initial Closing Period which our Board of Directors extended such that it ended December 18, 2023. After the Initial Closing Period, we may permit one or more additional closings of the private placement of our Common Stock with the approval of our Board of Directors.

On August 25, 2021, we filed the Certificate of Designation for the Series A Preferred Stock. On the same day, we entered into the Preferred Subscription Agreements with certain investors, pursuant to which investors made new Preferred Capital Commitments to purchase shares of our Series A Preferred Stock. As of December 31, 2025, total Preferred Capital Commitments of Series A Preferred Stock were $77.5 million.

On January 24, 2024, we consummated the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") with Franklin BSP Lending Corporation, a Maryland corporation ("FBLC"), Franklin BSP Merger Sub, Inc., a Maryland corporation and our direct wholly-owned subsidiary ("Merger Sub"), and, solely for the limited purposes set forth therein, the Adviser. In connection therewith, Merger Sub merged with and into FBLC (the "Merger"), with FBLC continuing as the surviving company and as our wholly-owned subsidiary, followed by FBLC merging with and into us (together with the Merger, the "Mergers"), and with us continuing as the surviving company. See *Note 19 — Merger with FBLC* for further information regarding the Mergers.

Financial and Operating Highlights

(Dollars in thousands, except per share amounts)

At December 31, 2025:

Investment Portfolio	$	4,071,008
Net assets attributable to common stock		1,840,070
Debt (net of deferred financing costs)		2,245,118
Net asset value per share attributable to common stock		13.58

Portfolio Activity for the Year Ended December 31, 2025:

Purchases during the year	1,094,441
Sales, repayments, and other exits during the year	965,756
Number of portfolio companies at end of year	149

Operating Results for the Year Ended December 31, 2025:

Net investment income (loss) per share	1.21
Net increase (decrease) in net assets per share resulting from operations attributable to common stockholders and participating securities	0.77
Net investment income (loss)	163,899
Net realized and unrealized gain (loss)	(59,581)
Net increase (decrease) in net assets resulting from operations attributable to common stockholders	97,964

Portfolio and Investment Activity

We invest primarily in first and second lien senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle market companies. We define middle market companies as those with EBITDA of between $25 million and $100 million annually, although we may invest in larger or smaller companies. We also may purchase interests in loans or corporate bonds through secondary market transactions.

During the year ended December 31, 2025, we made $1.1 billion of investments in portfolio companies and had $965.8 million in aggregate amount of sales and repayments, resulting in net investments of $128.7 million for the period. The total portfolio of debt investments at fair value consisted of 94.0% bearing variable interest rates and 6.0% bearing fixed interest rates.

Our portfolio composition, based on fair value at December 31, 2025 was as follows:

	December 31, 2025	
	Percentage of Total Portfolio[1]	**Weighted Average Current Yield for Total Portfolio**[2]
Senior Secured First Lien Debt	77.1%	9.4%
Senior Secured Second Lien Debt	3.7	12.6
Subordinated Debt	6.4	11.8
Debt Subtotal	87.2%	9.7%
Collateralized Securities[3]	0.1	17.5
Equity/Other[4]	7.2	8.8
FBLC Senior Loan Fund LLC[4]	5.5	9.0
Total	100.0%	9.6%

[1] As of December 31, 2025, FBLC Senior Loan Fund, LLC's holdings consisted of 94.2% senior secured debt, of which 92.0% represented senior secured first lien debt. As of December 31, 2025, we held investments in Siena Capital Finance, LLC ("Siena") consisting of subordinated debt and equity, which represented 1.9% and 1.9% of our total portfolio, respectively. As of December 31, 2025, we held investments in Post Road Equipment Finance, LLC ("Post Road") consisting of subordinated debt and equity, which represented 2.4% and 3.2% of our total portfolio, respectively. The respective businesses of Siena and

Post Road primarily involve making senior secured asset-based loans to middle market companies and equipment finance transactions secured by mission-critical equipment of middle market companies, respectively. If the underlying investments of FBLC Senior Loan Fund described above were held by us and we were to treat the investments in Siena and Post Road as senior secured first lien investments, given the underlying businesses of those portfolio companies, then our portfolio composition as of December 31, 2025 would be as follows:

	December 31, 2025
	Percentage of Total Portfolio
Senior Secured First Lien Debt.	91.5%
Senior Secured Second Lien Debt	3.7
Senior Secured – Subtotal	95.2%
Subordinated Debt	2.0
Collateralized Securities	0.5
Equity/Other	2.3
Total	100.0%

(2) Includes the effect of the amortization or accretion of loan premiums or discounts.

(3) Weighted average current yield for Collateralized Securities is based on the estimation of effective yield to expected maturity for each security as calculated in accordance with Accounting Standards Codification ("ASC") *Topic 325-40-35*, Beneficial Interests in Securitized Financial Assets (see *Note 2 — Summary of Significant Accounting Policies*).

(4) Weighted average current yield for Equity/Other may be based on actual or annualized income, where applicable.

During the year ended December 31, 2024, we made $1.1 billion of investments in portfolio companies and had $651.2 million in aggregate amount of sales and repayments, resulting in net investments of $450.9 million for the period, excluding any impact from the Mergers. The total portfolio of debt investments at fair value consisted of 94.9% bearing variable interest rates and 5.1% bearing fixed interest rates.

Our portfolio composition, based on fair value at December 31, 2024 was as follows:

	December 31, 2024	
	Percentage of Total Portfolio[1]	Weighted Average Current Yield for Total Portfolio[2]
Senior Secured First Lien Debt.	74.7%	10.5%
Senior Secured Second Lien Debt	3.1	15.3
Subordinated Debt	5.0	11.9
Debt Subtotal.	82.8%	10.8%
Collateralized Securities[3].	0.3	14.6
Equity/Other[4].	6.7	8.9
FBLC Senior Loan Fund LLC[4]	10.2	9.0
Total	100.0%	10.5%

(1) As of December 31, 2024, FBLC Senior Loan Fund, LLC's holdings consisted of 93.0% senior secured debt, of which 91.4% represented senior secured first lien debt. As of December 31, 2024, we held investments in Siena Capital Finance, LLC ("Siena") consisting of subordinated debt and equity, which represented 1.2% and 1.9% of our total portfolio, respectively. As of December 31, 2024, we held investments in Post Road Equipment Finance, LLC ("Post Road") consisting of subordinated debt and equity, which represented 2.5% and 3.0% of our total portfolio, respectively. The respective businesses of Siena and Post Road primarily involve making senior secured asset-based loans to middle market companies and equipment finance transactions secured by mission-critical equipment of middle market companies, respectively. If the underlying investments

of FBLC Senior Loan Fund described above were held by us and we were to treat the investments in Siena and Post Road as senior secured first lien investments, given the underlying businesses of those portfolio companies, then our portfolio composition as of December 31, 2024 would be as follows:

	December 31, 2024
	Percentage of Total Portfolio
Senior Secured First Lien Debt.	92.7%
Senior Secured Second Lien Debt	3.1
Senior Secured – Subtotal	95.8%
Subordinated Debt	1.0
Collateralized Securities	1.4
Equity/Other	1.8
Total	100.0%

(2) Includes the effect of the amortization or accretion of loan premiums or discounts.

(3) Weighted average current yield for Collateralized Securities is based on the estimation of effective yield to expected maturity for each security as calculated in accordance with Accounting Standards Codification ("ASC") Topic 325-40-35, Beneficial Interests in Securitized Financial Assets (see *Note 2 — Summary of Significant Accounting Policies*).

(4) Weighted average current yield for Equity/Other may be based on actual or annualized income, where applicable.

Portfolio Asset Quality

Our Adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our Adviser grades the credit risk of all debt investments on a scale of 1 to 5 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio debt investment relative to the inherent risk at the time the original debt investment was made (i.e., at the time of acquisition), although it may also take into account under certain circumstances the performance of the portfolio company's business, the collateral coverage of the investment and other relevant factors.

Loan Rating	Summary Description
1	Debt investment exceeding fundamental performance expectations and/or capital gain expected. Trends and risk factors since the time of investment are favorable.
2	Performing consistent with expectations or slightly below, no near-term covenant breaches or losses expected. Trends and risk factors are neutral to favorable. All investments are initially rated a "2."
3	Performing below expectations with potential for covenant breach or loss. Trends and risk factors show some deterioration.
4	Performing materially below expectations with risk of covenant breach and interest loss.
5	Performing materially below expectations with risk of covenant breach, interest loss and principal loss/default.

The weighted average risk rating of our investments based on fair value was 2.1 and 2.2 as of December 31, 2025 and December 31, 2024, respectively. As of December 31, 2025, we had eight portfolio companies on non-accrual status with a total amortized cost of $100.3 million and fair value of $46.5 million, which represented 2.4% and 1.1% of the investment portfolio's total amortized cost and fair value, respectively. As of December 31, 2024, we had eight portfolio companies on non-accrual status with a total amortized cost of $105.1 million and fair value of $65.5 million, which represented 2.6% and 1.7% of the investment portfolio's total amortized cost and fair value, respectively. Refer to *Note 2 — Summary of Significant Accounting Policies* for additional details regarding our non-accrual policy.

FBLC Senior Loan Fund, LLC

On January 24, 2024, as a result of the consummation of the Mergers, we became party to the joint venture formed on January 20, 2021, between FBLC and Cliffwater Corporate Lending Fund ("CCLF"), FBLC Senior Loan Fund, LLC ("SLF"). SLF invests primarily in senior secured loans and, to a lesser extent, may invest in mezzanine loans, unsecured loans and equity of predominantly private U.S. middle market companies. SLF was formed as a Delaware limited liability company and is not consolidated by us for financial reporting purposes. We provide capital to SLF in the form of LLC equity interests. At formation, FBLC and CCLF owned 87.5% and 12.5%, respectively, of the LLC equity interests of SLF. On July 2, 2024, the Company contributed $100.0 million of additional capital into SLF. On February 28, 2025, SLF distributed $100.0 million to the Company as a return of capital. On October 15, 2025, SLF distributed $80.0 million to the Company as a return of capital. As of December 31, 2025, we and CCLF owned 80.0% and 20.0%, respectively, of the LLC equity interests of SLF. Profit and loss are allocated based on each members' ownership percentage of the joint venture's net asset value. SLF has an Administrative and Loan Services Agreement with BSP, our affiliate, pursuant to which BSP provides certain operational and valuation services for SLF's investments; as well as certain agreements with third-party service providers. We and CCLF each appoint two members to SLF's four-person board of members. All material decisions with respect to SLF, including those involving its investment portfolio, require unanimous approval of a quorum of the board of members. Quorum is defined as (i) the presence of two members of the board of members; provided that at least one individual is present that was elected, designated or appointed by each member; (ii) the presence of three members of the board of members; provided that the individual that was elected, designated or appointed by the member with only one individual present shall be entitled to cast two votes on each matter; and (iii) the presence of four members of the board of members; provided that two individuals are present that were elected, designated or appointed by each member.

As of December 31, 2025, our investment in SLF consisted of equity contributions of $225.0 million. Our investment in SLF is classified as "Equity/Other" on the consolidated schedules of investments, and other disclosures unless otherwise indicated.

Below is a summary of SLF's portfolio as of December 31, 2025 and December 31, 2024. A listing of the individual investments in SLF's portfolio as of such dates can be found in *Note 3 — Fair Value of Financial Instruments* in the notes to the accompanying consolidated financial statements (dollars in thousands):

	December 31, 2025	December 31, 2024
Total assets	$ 751,516	$ 1,151,336
Total investments[1]	$ 704,292	$ 1,103,160
Weighted Average Current Yield for Total Portfolio[2]	7.9%	9.1%
Number of Portfolio companies in SLF	139	210
Largest portfolio company investment[1]	$ 13,952	$ 17,223
Total of five largest portfolio company investments[1]	$ 62,136	$ 72,582

(1)   At fair value.
(2)   Includes the effect of the amortization or accretion of loan premiums or discounts.

Below is certain summarized financial information for SLF as of December 31, 2025 and December 31, 2024 and for the years ended December 31, 2025, 2024, and 2023 (dollars in thousands):

Selected Statements of Assets and Liabilities Information		December 31, 2025		December 31, 2024
ASSETS				
Investments, at fair value (amortized cost of $733,390 and $1,116,992, respectively)	$	704,292	$	1,103,160
Cash and other assets		47,224		48,176
Total assets	$	751,516	$	1,151,336
LIABILITIES				
Revolving credit facilities (net of deferred financing costs of $1,445 and $1,469, respectively)	$	450,555	$	588,531
Secured borrowings		599		4,599
Other liabilities		22,715		57,568
Total Liabilities	$	473,869	$	650,698
MEMBERS' CAPITAL				
Total members' capital	$	277,647	$	500,638
Total liabilities and members' capital	$	751,516	$	1,151,336

	For the years ended December 31,		
Selected Statements of Operations Information	2025	2024	2023
Investment income:			
Total investment income	$ 79,797	$ 102,587	$ 96,017
Operating expenses:			
Interest and credit facility financing expenses	34,568	42,265	41,603
Other expenses	2,442	2,482	2,404
Total expenses	37,010	44,747	44,007
Net investment income	42,787	57,840	52,010
Realized and unrealized gain (loss) on investments:			
Net realized and unrealized gain (loss) on investments	(31,707)	2,120	26,781
Net increase (decrease) in members' capital resulting from operations	$ 11,080	$ 59,960	$ 78,791

RESULTS OF OPERATIONS

Investments

Our level of investment activity can and does vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle market companies, the level of merger and acquisition activity for such companies, the general economic environment, the amount of capital we have available to us and the competitive environment for the type of investments we make.

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in first and second lien senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle market companies. We define middle market companies as those with EBITDA of between $25 million and $100 million annually, although we may invest in larger or smaller companies. We also may purchase interests in loans or corporate bonds through secondary market transactions, which refers to acquisitions from secondary market participants rather than from the portfolio company directly.

As a BDC, we are generally required to invest at least 70% of our total assets primarily in securities of private and certain U.S. public companies (other than certain financial institutions), cash, cash equivalents and U.S. government securities and other limited float high quality debt investments that mature in one year or less.

Revenues

We generate revenues primarily in the form of interest income on debt investments we hold, and to a lesser extent, capital gains and distributions, if any, on equity securities that we may acquire in portfolio companies. Some of our investments may provide for deferred interest payments or PIK income.

In addition, we may generate revenue in the form of fee income such as structuring fees, origination, closing, amendment fees, commitment, termination, and other upfront fees. We do not expect to receive material fee income as it is not our principal investment strategy. Upon the re-payment of a loan or debt security, any prepayment penalties and unamortized loan origination, structuring, closing, commitment, and other upfront fees are recorded as income.

Expenses

We will bear all out-of-pocket costs and expenses of our operations and transactions, including, but not limited to:

- expenses incurred by the Adviser and payable to third parties, including agents, consultants and other advisors, in monitoring our financial and legal affairs, news and quotation subscriptions, and market or industry research expenses;

- the cost of calculating our NAV; the cost of effecting sales and repurchases of shares of our Common Stock and other securities;

- management and incentive fees payable pursuant to the Amended and Restated Investment Advisory Agreement; fees payable to third parties, including agents, consultants and other advisors, relating to, or associated with, making investments, and, if necessary, enforcing its rights, and valuing investments (including third-party valuation firms);

- expenses related to consummated or unconsummated investments, including dead deal or broken deal expenses; rating agency expenses; fees to arrange our debt financings;

- distributions on our shares; administration fees payable under the Administration Agreement;

- the allocated costs incurred by our Administrator in providing managerial assistance to those portfolio companies that request it; transfer agent and custodial fees; fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events); accounting, audit and tax preparation expenses;

- federal and state registration fees; any exchange listing fees; federal, state, local, and other taxes;

- costs and expenses incurred in relation to compliance with applicable laws and regulations and our operation and administration generally;

- independent directors' fees and expenses;

- brokerage commissions; costs of proxy statements, stockholders' reports and notices; costs of preparing government filings, including periodic and current reports with the SEC; our fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; indemnification payments;

- expenses relating to the development and maintenance of our website, if any; other operations and technology costs;

- direct costs and expenses of administration, including printing, mailing, copying, telephone, fees of independent accountants and outside legal costs; and

- all other expenses incurred by us or our Administrator in connection with administering our business, including, but not limited to, payments under the Administration Agreement based upon our allocable portion of our Administrator's overhead in performing its obligations under the Administration Agreement, including rent, travel and the allocable portion of the cost of our Chief Compliance Officer and Chief Financial Officer and their respective staffs, including operations and tax professionals and administrative staff who provide support services in respect of us.

Our operating results for the years ended December 31, 2025, 2024, and 2023 were as follows (dollars in thousands):

| | For the years ended December 31, | | |
	2025	2024	2023
Total investment income	$ 418,459	$ 413,277	$ 94,685
Total expenses	251,233	223,879	40,776
Income tax expense, including excise tax	3,327	1,009	334
Net investment income (loss)	$ 163,899	$ 188,389	$ 53,575

Our operating results for the year ended December 31, 2023 were prior to the Mergers.

Investment Income

Investment income increased from $413.3 million for the year ended December 31, 2024, to $418.5 million for the year ended December 31, 2025, which was primarily driven by the increase in interest income from our non-affiliate investments. PIK income from investments decreased from $22.9 million for the year ended December 31, 2024 to $21.5 million for the year ended December 31, 2025. Interest income, included within total investment income, increased from $330.2 million for the year ended December 31, 2024, to $336.0 million for the year ended December 31, 2025. Dividend income, included within total investment income, decreased from $54.8 million for the year ended December 31, 2024, to $53.6 million for the year ended December 31, 2025.

Investment income increased from $94.7 million for the year ended December 31, 2023 to $413.3 million for the year ended December 31, 2024. The increase is primarily driven by the Mergers with FBLC, which resulted in the acquisition of $2.8 billion of FBLC's investments at fair value on January 24, 2024. As a result of the Mergers, our investment portfolio at amortized cost increased to $4.1 billion as of December 31, 2024 from $769.0 million as of December 31, 2023. PIK income from investments also increased from $3.2 million for the year ended December 31, 2023 to $22.9 million for the year ended December 31, 2024. Fee and other income, included within total investment income, decreased from $1.8 million for the year ended December 31, 2023 to $1.1 million for the year ended December 31, 2024, primarily due to a decrease in one-time fees earned on certain investments, including commitment, prepayment fees and accelerated amortization of upfront fees from unscheduled paydowns.

Operating Expenses

The composition of our operating expenses for the years ended December 31, 2025, 2024, and 2023 were as follows (dollars in thousands):

| | For the years ended December 31, | | |
	2025	2024	2023
Management fees	$ 61,135	$ 54,092	$ 4,187
Incentive fee on income	33,018	35,951	7,704
Interest and debt fees	140,710	117,449	31,149
Professional fees	7,444	7,545	2,050
Other general and administrative	7,061	6,828	2,073
Administrative services	865	917	302
Directors' fees	1,000	1,097	1,015
Incentive fee waiver	—	—	(7,704)
Expenses, net of incentive fee waiver	$ 251,233	$ 223,879	$ 40,776

Our operating expenses for the year ended December 31, 2023 were prior to the Mergers.

Management Fees

Management Fees increased from $54.1 million for the year ended December 31, 2024 to $61.1 million for the year ended December 31, 2025. The increase in Management Fees from December 31, 2024 to December 31, 2025 was driven by an increase in the average asset size. Total assets was $4.2 billion as of both December 31, 2024 and December 31, 2025.

Management Fees increased from $4.2 million for the year ended December 31, 2023 to $54.1 million for the year ended December 31, 2024. The increase in Management Fees from December 31, 2023 to December 31, 2024 was driven by an increase in our asset base due to the Mergers with FBLC. Total assets increased from $831.7 million as of December 31, 2023 to $4.2 billion as of December 31, 2024.

Incentive Fees

Incentive Fees decreased from $36.0 million for the year ended December 31, 2024 to $33.0 million for the year ended December 31, 2025. The decrease in Incentive Fees from December 31, 2024 to the December 31, 2025 was driven by a decrease in pre-incentive fee net investment income.

Incentive Fees increased from $7.7 million (all of which were waived by the Adviser) for the year ended December 31, 2023 to $36.0 million for the year ended December 31, 2024. The increase in Incentive Fees from December 31, 2023 to December 31, 2024 was driven by an increase in pre-incentive fee net investment income due to the Mergers with FBLC and the expiration of the incentive fee waiver.

Interest and Debt Fees

Interest and Debt Fees increased from $117.4 million for the year ended December 31, 2024 to $140.7 million for the year ended December 31, 2025. The increase from December 31, 2024 to December 31, 2025 was primarily driven by the increase in average daily debt outstanding for facility borrowings and unsecured notes. The average daily debt outstanding for the year ended December 31, 2024 was $1.6 billion compared to $2.2 billion for the year ended December 31, 2025. The weighted average annualized interest cost of the facility borrowings and unsecured notes for the year ended December 31, 2024 and 2025 were 6.72% and 6.17%, respectively.

Interest and Debt Fees increased from $31.1 million for the year ended December 31, 2023 to $117.4 million for the year ended December 31, 2024. The increase from December 31, 2023 to December 31, 2024 was primarily driven by the Mergers with FBLC, which resulted in the acquisition of $1.2 billion of FBLC's debt on January 24, 2024 as well as the issuance of our 2029 Notes (as defined below). The average daily debt outstanding for facility borrowings and unsecured notes for the year ended December 31, 2023 was $0.3 billion compared to $1.6 billion for the year ended December 31, 2024. The weighted average annualized interest cost of the facility borrowings and unsecured notes for the year ended December 31, 2023 and 2024 were 7.76% and 6.72%, respectively.

Professional Fees and Other General and Administrative Expenses

Professional fees and other general and administrative expenses increased from $14.4 million for the year ended December 31, 2024 to $14.5 million for the year ended December 31, 2025. The increase in professional fees and other general and administrative expenses from December 31, 2024 to December 31, 2025 was primarily driven by an increase in costs associated with servicing a larger investment portfolio.

Professional fees and other general and administrative expenses increased from $4.1 million for the year ended December 31, 2023 to $14.4 million for the year ended December 31, 2024. The increase in professional fees and other general and administrative expenses from December 31, 2023 to December 31, 2024 was primarily driven by an increase in costs associated with servicing a larger investment portfolio due to the Mergers with FBLC.

Net Realized Gain (Loss) and Net Change in Unrealized Appreciation (Depreciation) on Investments

Net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments for the years ended December 31, 2025, 2024 and 2023 were as follows (dollars in thousands):

	For the years ended December 31,		
	2025	**2024**	**2023**
Net realized gain (loss)			
Control Investments	$ (134)	$ (8)	$ —
Affiliate Investments	15	565	—
Non-Affiliated Investments	(32,760)	(23,382)	496
Net realized loss on extinguishment of debt	—	—	(1,483)
Net realized gain (loss) on derivatives	21	—	—
Total net realized gain (loss)	$ (32,858)	$ (22,825)	$ (987)
Net change in unrealized appreciation (depreciation) on investments			
Control Investments	$ (18,819)	$ (14,734)	$ 8
Affiliate Investments	(8,304)	(2,127)	—
Non-Affiliated Investments	6,880	(57,352)	(7,049)
Net change in deferred taxes	(6,144)	(2,088)	(768)
Net change in unrealized appreciation (depreciation) on derivatives	(336)	—	—
Total net change in unrealized appreciation (depreciation) on investments	$ (26,723)	$ (76,301)	$ (7,809)
Net realized and unrealized gain (loss)	$ (59,581)	$ (99,126)	$ (8,796)

Our net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments for the year ended December 31, 2023 was prior to the Mergers.

Net Realized Gain (Loss) on Investments

Realized gains or losses are measured using the specific identification method whereby we measure the gain or loss by the difference between the net proceeds from repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized.

For the year ended December 31, 2025, we recorded a net realized loss of $32.9 million. The net realized loss was primarily driven by two portfolio company. In June 2025, we restructured our first lien debt position of Coronis Health LLC which resulted in a net realized loss of $14.0 million offset by an unrealized gain of $14.8 million. In October 2025, we restructured our first lien debt position of BCPE Oceandrive Buyer, Inc. which resulted in a net realized loss of $24.1 million offset by an unrealized gain of $24.5 million. This was offset by a net realized gain of $5.7 million on MCS Acquisition Corp.

For the year ended December 31, 2024, we recorded a net realized loss of $22.8 million. The net realized loss for the year ended December 31, 2024 was primarily driven by the restructuring of the first lien debt investments of Pluralsight, LLC in August 2024 which resulted in a realized loss of $19.1 million partially offset by an unrealized gain.

For the year ended December 31, 2023, we recorded a net realized loss of $1.0 million. The net realized loss was primarily driven by an October 2023 refinancing of our MS Credit Facility with our JPM Credit Facility. The refinancing led to a $1.5 million realized loss on the extinguishment of debt. The loss on the extinguishment of debt was partially offset by net realized gains on the portfolio of $0.5 million.

Net Change in Unrealized Appreciation (Depreciation) on Investments

Net change in unrealized appreciation or depreciation is the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

For the year ended December 31, 2025, we recorded unrealized appreciation of $64.3 million on 74 portfolio company investments which was offset by $84.5 million of unrealized depreciation on 93 portfolio company investments. The unrealized appreciation primarily resulted from improved performance of certain portfolio companies and the reversal of previously recorded unrealized depreciation. The unrealized depreciation was primarily due to isolated deterioration in the credit performance of a small number of portfolio companies. $6.1 million of the net unrealized loss was driven by a change in deferred taxes. Additionally, $0.3 million of the net unrealized loss was driven by a change in unrealized appreciation on derivatives. The overall net unrealized depreciation on our portfolio was primarily driven by deterioration in the credit performance of certain portfolio companies.

For the year ended December 31, 2024, we recorded unrealized appreciation of $31.4 million on 160 portfolio company investments, which was offset by $105.6 million of unrealized depreciation on 183 portfolio company investments. The unrealized appreciation primarily resulted from improved performance of certain portfolio companies and the reversal of previously recorded unrealized depreciation. The unrealized depreciation was primarily due to isolated deterioration in the credit performance of a small number of portfolio companies. Additionally, $2.1 million of the net unrealized loss was driven by a change in deferred taxes. The overall net unrealized depreciation on our portfolio was primarily driven by deterioration in the credit performance of certain portfolio companies.

For the year ended December 31, 2023, we recorded unrealized appreciation of $5.8 million on 81 portfolio company investments which was offset by $12.8 million of unrealized depreciation on 84 portfolio company investments. The unrealized appreciation primarily resulted from improved performance of certain portfolio companies and the reversal of previously recorded unrealized depreciation. The unrealized depreciation was primarily due to isolated deterioration in the credit performance of a small number of portfolio companies. Additionally, $0.8 million of the net unrealized loss was driven by a change in deferred taxes. The overall net unrealized depreciation on our portfolio was primarily driven by market volatility during 2023.

Supplemental Information

On January 24, 2024, we completed our previously announced acquisition of FBLC. Pursuant to the Merger Agreement, Merger Sub was first merged with and into FBLC, with FBLC continuing as the surviving company, and, immediately following the Merger, FBLC was then merged with and into us, with us continuing as the surviving company. In accordance with the terms of the Merger Agreement, at the effective time, each outstanding share of FBLC's common stock was converted into the right to receive 0.4647 shares of our common stock. As a result of the Mergers, we issued an aggregate of 110.0 million shares of our common stock to FBLC stockholders.

The Merger was accounted for as an asset acquisition of FBLC by us in accordance with the asset acquisition method of accounting as detailed in *ASC 805*, Business Combinations, with the fair value of total consideration paid, including transaction costs, in conjunction with the Mergers allocated to the assets acquired and liabilities assumed based on their relative fair values as of the date of the Mergers. The consideration paid to FBLC stockholders was more than the aggregate fair value of the assets acquired and liabilities assumed, which resulted in a purchase price premium. The purchase premium was allocated to the cost basis of the FBLC investments acquired by us on a pro-rata basis based on their relative fair values as of the effective time of the Merger. The purchase premium allocated to the debt investments acquired will amortize over the life of each respective debt investment through interest income, with a corresponding adjustment recorded to unrealized depreciation on such investment acquired through its ultimate disposition. The purchase premium allocated to equity investments acquired will not amortize over the life of such investments through interest income and, assuming no subsequent change to the fair value of the equity investments acquired and disposition of such equity investments at fair value, we will recognize a realized loss with a corresponding reversal of the unrealized depreciation on disposition of such equity investments acquired. Any adjustments to the cost basis of the acquired FBLC investments derived from the accounting treatment of the Mergers will be excluded from the incentive fee calculation.

As a supplement to our financial results reported in accordance with U.S. GAAP, we have provided, as detailed below, certain non-GAAP financial measures to our operating results that exclude the aforementioned purchase premium and the ongoing amortization thereof, as determined in accordance with U.S. GAAP. The non-GAAP financial measures include (i) adjusted net investment income after taxes; and (ii) adjusted net realized and unrealized gains (losses). We believe that the adjustment to exclude the full effect of the purchase premium is meaningful because it is a measure that we and investors use to assess our financial condition and results of operations.

Although these non-GAAP financial measures are intended to enhance investors' understanding of our business and performance, these non-GAAP financial measures should not be considered as an alternative to U.S. GAAP. The aforementioned non-GAAP financial measures may not be comparable to similar non-GAAP financial measures used by other companies.

	For the years ended December 31,		
Non-GAAP Supplemental Disclosure:	2025	2024	2023
Net investment income (loss)	$ 163,899	$ 188,389	$ 53,575
Less: purchase premium and other cost adjustments[1]	(1,889)	(12,687)	—
Adjusted net investment income after taxes	$ 162,010	$ 175,702	$ 53,575
Net realized and unrealized gains (losses)	$ (59,581)	$ (99,126)	$ (8,796)
Less: Net change in unrealized appreciation (depreciation) due to the purchase premium and other cost adjustments[1]	11,111	36,049	—
Less: Realized gain (loss) due to the purchase premium and other cost adjustments[1]	(9,222)	(23,362)	—
Adjusted net realized and unrealized gains (losses)	$ (57,692)	$ (86,439)	$ (8,796)

(1) Represents amortization of purchase premium and incremental amortization of acquired FBLC investments as a result of the accounting treatment of the Mergers under *ASC 805* for the periods January 1, 2025 to December 31, 2025 and January 24, 2024 to December 31, 2024, respectively.

Our non-GAAP supplemental disclosure for the year ended December 31, 2023 was prior to the Mergers.

Liquidity and Capital Resources

We generate cash primarily from the net proceeds of the purchase of shares of our Common Stock and Series A Preferred Stock via drawdowns on our investors' capital commitments, cash flows from interest and fees earned from our investments and principal repayments and proceeds from sales of our investments. As of December 31, 2025, we had issued 135.5 million shares of our Common Stock for net proceeds of $2.0 billion, including shares issued pursuant to the DRIP. We had also issued 77,500 shares of Series A Preferred Stock for gross proceeds of $77.4 million. As of December 31, 2024, we had issued 135.5 million shares of our Common Stock for net proceeds of $2.0 billion, including shares issued pursuant to the DRIP. We had also issued 77,500 shares of Series A Preferred Stock for gross proceeds of $77.4 million. As of December 31, 2023, we had issued 26.1 million shares of our Common Stock for net proceeds of $395.9 million, including shares issued pursuant to the DRIP. We had also issued 77,500 shares of Series A Preferred Stock for gross proceeds of $77.4 million.

As of December 31, 2025, we had $120.7 million of cash. For the year ended December 31, 2025, net cash provided by operating activities was $6.1 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions, and sales of portfolio investments. The cash flows used in operating activities for the year ended December 31, 2025 was a result of purchases of investments of $1.1 billion, offset by sales and repayments of investments of $965.8 million. As of December 31, 2024, we had $130.8 million of cash. For the year ended December 31, 2024, net cash used in operating activities was $210.3 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions, and sales of portfolio investments. The cash flows used in operating activities for the year ended December 31, 2024 was primarily a result of purchases of investments of $1.1 billion, offset by sales and repayments of investments of $651.2 million as well as cash received in the Mergers of $58.5 million. As of December 31, 2023, we had $55.2 million of cash. For the year ended December 31, 2023, net cash provided by operating activities was $66.1 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions, and sales of portfolio investments. The cash flows provided by operating activities for the year ended December 31, 2023 was primarily a result of purchases of investments of $77.0 million, partially offset by sales and repayments of investments of $101.7 million.

Net cash used in financing activities of $16.2 million during the year ended December 31, 2025 primarily related to repayments of secured borrowings of $29.1 million, payments on debt of $1.2 billion, payments of financing costs of $9.3 million, common stockholder distributions of $132.1 million, and preferred stockholder distributions of $6.3 million offset by proceeds from debt of $1.4 billion. Net cash provided by financing activities of $285.8 million during the year ended December 31, 2024 primarily related to payments on debt of $1.1 billion, payments of financing costs of $7.6 million, common stockholder distributions of $111.9 million, preferred stockholder distributions of $7.3 million, and repurchases of common stock of $43.0 million partially offset by proceeds from debt of $1.6 billion and proceeds from issuance of shares of common stock of $0.9 million. Net cash used in financing activities of $37.1 million during the year ended December 31, 2023 primarily related to payments on debt of $443.9 million, repayments on short-term borrowings of $89.4 million, common stockholder distributions of $31.2 million, and preferred stockholder distributions of $7.6 million partially offset by proceeds from issuance of shares of common stock of $9.9 million, proceeds from issuance of shares of preferred stock of $41.4 million, proceeds from debt of $384.0 million, proceeds from short-term borrowings of $68.6 million, and proceeds from secured borrowings of $33.3 million.

We also fund a portion of our investments through borrowings from banks. Our primary use of cash will be investments in portfolio companies, payments of our expenses and payment of cash distributions to our stockholders. As of December 31, 2025, we are party to the JPM and Wells Fargo Credit Facilities, which are defined in and described in more detail in *Note 5 — Borrowings*. We are only allowed to borrow money such that our asset coverage, which, as defined in the 1940 Act, measures the ratio of total assets less total liabilities not represented by senior securities to total borrowings, equals at least 150% after such borrowing, with certain limited exceptions. As of December 31, 2025, our asset coverage ratio was 179%.

As of December 31, 2025, we had $864.8 million of availability under the JPM Credit Facility, JPM Revolver Facility, and Wells Fargo Credit Facility (subject to borrowing base availability). As of December 31, 2024, we had $240.1 million of availability under the JPM Credit Facility, JPM Revolver Facility, and Wells Fargo Credit Facility (subject to borrowing base availability). As of December 31, 2023, we had $78.0 million of availability under the JPM Credit Facility (subject to borrowing base availability), and had approximately $0.9 million of uncalled capital commitments to purchase shares of our Common Stock.We expect to have sufficient liquidity for our investing activities and to conduct our operations for the next 12 months.

Taxation as a RIC

We have elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not be subject to corporate-level U.S. federal income taxes on any income that we distribute as dividends for U.S. federal income tax purposes to our stockholders. To maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to maintain RIC tax treatment, we must distribute to our stockholders, for each tax year, an amount equal to at least 90% of our "investment company taxable income," which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss and determined without regard to any deduction for dividends paid, or the annual distribution requirement. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to state, local, and foreign taxes.

Additionally, in order to avoid the imposition of a U.S. federal excise tax, we are required to distribute, in respect of each calendar year, dividends to our stockholders of an amount at least equal to the sum of 98% of our calendar year net ordinary income (taking into account certain deferrals and elections); 98.2% of our capital gain net income (adjusted for certain ordinary losses) for the one year period ending on December 31 of such calendar year; and any net ordinary income and capital gain net income for preceding calendar years that were not distributed during such calendar years and on which we previously did not incur any U.S. federal income tax. If we fail to qualify as a RIC for any reason and become subject to U.S. federal income corporate tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and our stockholders. In addition, we could be required to recognize unrealized gains, incur substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC. We cannot assure stockholders that they will receive any distributions. See "*Item 1. Business — Certain U.S. Federal Income Tax Considerations.*"

Distributions

The amount of each distribution is subject to the discretion of our Board of Directors and applicable legal restrictions related to the payment of distributions. We calculate each stockholder's specific distribution amount for the quarter using record and declaration dates.

The table shows the components of the distributions we have declared and/or paid to common stockholders for the years ended December 31, 2025, 2024, and 2023 (dollars in thousands):

	For the years ended December 31,		
	2025	**2024**	**2023**
Distributions declared	$ 167,720	$ 144,981	$ 43,574
Distributions paid	$ 167,720	$ 144,994	$ 43,594
Portion of distributions paid in cash	$ 132,052	$ 111,888	$ 31,155
Portion of distributions paid in DRIP shares	$ 35,668	$ 33,106	$ 12,439

The table shows the components of the distributions we have declared and/or paid to preferred stockholders during the years ended December 31, 2025, 2024, and 2023 (dollars in thousands):

	For the years ended December 31,		
	2025	**2024**	**2023**
Distributions declared	$ 6,336	$ 7,256	$ 7,615
Distributions paid	$ 6,336	$ 7,256	$ 7,615
Portion of distributions paid in cash	$ 6,336	$ 7,256	$ 7,615
Portion of distributions paid in DRIP shares	$ —	$ —	$ —

Our components of the distributions for the year ended December 31, 2023 was prior to the Mergers.

We may fund our cash distributions to stockholders from any sources of funds available to us, including advances from the Adviser that are subject to reimbursement, as well as offering proceeds, borrowings, net investment income from operations, capital gain proceeds from the sale of assets, and non-capital gain proceeds from the sale of assets. We have not established limits on the amount of funds we may use from available sources to make distributions. We may have distributions which could be characterized as a return of capital for tax purposes. During the years ended December 31, 2025, 2024, and 2023 no portion of our distributions was characterized as return of capital for tax purposes. The specific tax characteristics of our distributions made in respect of our fiscal year ended December 31, 2025 are reported to stockholders shortly after the end of the calendar year 2025 as well as in our periodic reports with the SEC. Stockholders should read any written disclosure accompanying a distribution payment carefully and should not assume that the source of any distribution is our ordinary income or gain. Moreover, you should understand that any such distributions were not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such reimbursements. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all.

Related Party Transactions and Agreements

Investment Advisory Agreement

We entered into an amendment and restatement of the Investment Advisory Agreement (the "Amended and Restated Investment Advisory Agreement"), dated as of January 24, 2024, which was approved by our Board of Directors and our stockholders in connection with the consummation of the Mergers and reapproved by our Board of Directors on August 7, 2025, under which the Adviser, subject to the overall supervision of our Board of Directors manages the day-to-day operations of, and provides investment advisory services to us. Affiliates of the Adviser also provide investment advisory services to other funds that have investment mandates that are similar, in whole and in part, with ours. Affiliates of the Adviser also serve as investment adviser or sub-adviser to private funds and registered open-end funds, and as an investment adviser to a public real estate investment trust. The Adviser has adopted policies designed to manage and mitigate the conflicts of interest associated with the allocation of investment opportunities. In addition, any affiliated fund currently formed or formed in the future and managed by the Adviser or its affiliates may have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. However, in certain instances due to regulatory, tax, investment, or other restrictions, certain investment opportunities may not be appropriate for either us or other funds managed by the Adviser or its affiliates.

Administration Agreement

On September 23, 2020, we entered into the Administration Agreement with BSP, pursuant to which BSP provides us with office facilities and administrative services. We reimburse BSP quarterly for all administrative costs and expenses incurred by our Adviser in performing our obligations under the Administration Agreement and annually for overhead expenses incurred in the course of performing our obligations under the Administration Agreement, including rent, travel and the allocable portion of the cost of our Chief Compliance Officer and Chief Financial Officer and their respective staffs, including operations and tax professionals, and administrative staff providing support services in respect of us. The Administration Agreement may be terminated by either party without penalty upon not less than 60 days' written notice to the other. For the years ended December 31, 2025, 2024, and 2023 we incurred $3.1 million, $3.1 million, and $1.2 million, respectively, in administrative service fees under the administrative agreement, which are included in other general and administrative on the consolidated statements of operations in the accompanying consolidated financial statements.

Co-Investment Relief

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC. The SEC staff has granted relief sought in an exemptive application that expands the Company's ability to co-invest in portfolio companies with other funds managed by the Adviser or its affiliates ("Affiliated Entities"), subject to compliance with certain conditions (the "Order"), including, among others, that the Company and each Affiliated Entity participating in a transaction acquires, or disposes of, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms.

Borrowings

We are only allowed to borrow money such that our asset coverage, which, as defined in the 1940 Act, measures the ratio of total assets less total liabilities not represented by senior securities to total borrowings, equals at least 150% after such borrowing, with certain limited exceptions. As of December 31, 2025, the aggregate principal amount outstanding of the senior securities issued by us was $2.3 billion and our asset coverage was 179%. We are continually exploring forms of debt financing which could include new or expanded credit facilities or the issuance of senior securities that are debt or stock. We may use borrowed funds, known as "leverage," to make investments and to attempt to increase returns to our stockholders by reducing our overall cost of capital. We currently have credit facilities with JPMorgan and Wells Fargo.

JPM Credit Facility

On October 4, 2023, we refinanced the MS Credit Facility with a $400.0 million credit facility with FBCC Jupiter Funding, LLC, a wholly-owned, consolidated special purpose financing subsidiary of us, as borrower ("Jupiter Funding"), the Adviser, as portfolio manager, the lenders party thereto, U.S. Bank National Association, as securities intermediary, U.S. Bank Trust Company, National Association as collateral administrator and collateral agent, and JPMorgan Chase Bank, National Association, as administrative agent (the "JPM Credit Facility"). The JPM Credit Facility provides for borrowings through October 4, 2026, and any amounts borrowed under the JPM Credit Facility will mature on October 4, 2027. Borrowings under the JPM Credit Facility bore interest at a benchmark rate, currently SOFR, plus a margin of 2.75% per annum, which was inclusive of an administrative agent fee. Interest is payable quarterly in arrears. Jupiter Funding was subject to a non-usage fee of 0.75%, which was inclusive of the administrative agent fee, to the extent the commitments available under the JPM Credit Facility have not been borrowed. Jupiter Funding paid an upfront fee and incurred other customary costs and expenses in connection with the JPM Credit Facility.

On December 27, 2024, Jupiter Funding entered into the First Amendment to Loan and Security Agreement (the "First Amendment"), which amends the JPM Credit Facility, by and among Jupiter Funding, as borrower, the Company, as portfolio manager, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent.

The First Amendment, among other things, (i) extends the Reinvestment Period from October 2026 to October 2028, (ii) increases the commitment increase option from total Financing Commitments of up to $800.0 million to total Financing Commitments of up to $1,050.0 million, (iii) increases the Facility Commitments from $400.0 million to $800.0 million, (iv) extends the Scheduled Termination Date from October 2027 to October 2029, (v) reduces the Applicable Margin from 2.55% to 2.25%, and (vi) removes the administrative agent fee.

On December 27, 2024, concurrent with the closing of the First Amendment, FBLC 57th Street Funding LLC (formerly known as BDCA 57th Street Funding, LLC, "57th Street"), a wholly-owned subsidiary of the Company, merged with and into Jupiter Funding (the "Credit Facility Merger") pursuant to an Agreement and Plan of Merger, dated as of December 27, 2024 (the "Merger Agreement"), by and between FBCC Jupiter and 57th Street, with Jupiter Funding surviving the Credit Facility Merger.

Upon consummation of the Credit Facility Merger, the Amended and Restated Loan and Security Agreement, dated as of April 21, 2021, as amended, among 57th Street, as borrower, the Company, as portfolio manager, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent, was terminated and all outstanding obligations were assumed into Jupiter Funding.

On June 30, 2025, Jupiter Funding entered into the Second Amendment to Loan and Security Agreement (the "Second Amendment"), which amends the JPM Credit Facility, by and among Jupiter Funding, as borrower, the Company, as portfolio manager, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent.

The Second Amendment, among other things, (i) increases the Facility Commitments from $800.0 million to $1,050.0 million and (ii) reduces the Applicable Margin from 2.25% to 2.15%.

On September 9, 2025, Jupiter Funding entered into the Third Amendment to Loan and Security Agreement (the "Third Amendment"), which amends the JPM Credit Facility, by and among Jupiter Funding, as borrower, the Company, as portfolio manager, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent. The Third Amendment allows for asset-based financing investments within Jupiter Funding.

JPM Revolver Facility

On January 24, 2024, as a result of the consummation of the Mergers, we became party to a $505.0 million revolving credit facility with JPMorgan, as administrative agent and as collateral agent, N.A., Sumitomo Mitsui Banking Corporation, and Wells Fargo Bank, National Association as syndication agents, as well as other Lender parties (the "JPM Revolver Facility").

The JPM Revolver Facility provides for borrowings through December 8, 2027, and any amounts borrowed under the JPM Revolver Facility will mature on December 8, 2028. The JPM Revolver Facility is priced at three-month Term SOFR, plus a spread calculated based upon the composition of loans in the collateral pool, which will not exceed 1.98% per annum. Interest is payable quarterly in arrears. We will be subject to a non-usage fee of 0.38% to the extent the commitments available under the JPM Revolver Facility have not been borrowed.

On January 16, 2025, we amended and restated the JPM Revolver Facility (the "Second A&R Credit Facility"), with the lenders parties thereto, JPMorgan, as administrative agent and collateral agent, Sumitomo Mitsui Banking Corporation ("Sumitomo") and Wells Fargo Bank, National Association, as syndication agents, and JPMorgan, Sumitomo and Wells Fargo Securities, LLC as joint bookrunners and joint lead arrangers (such second amended and restated agreement, the "Second A&R Credit Facility").

The Second A&R Credit Facility, among other things, increases the aggregate amount of the lenders' commitments to $780.0 million and includes an accordion provision to permit increases to the aggregate amount to an amount of up to $1.17 billion, extends the period for borrowings under the Second A&R Credit Facility through January 16, 2029 and extends the maturity date for any amounts borrowed under the Second A&R Credit Facility to January 16, 2030. The other material terms were unchanged. We agreed to pay administrative agent fees and other customary costs and expenses incurred in connection with the Second A&R Credit Facility.

In connection with the JPM Revolver Facility, FBCC has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The JPM Revolver Facility contains customary events of default for similar financing transactions. Upon the occurrence and during the continuation of an event of default, JPM may declare the outstanding advances and all other obligations under the JPM Revolver Facility immediately due and payable.

Wells Fargo Credit Facility

On January 24, 2024, as a result of the consummation of the Mergers we became party to a $300.0 million revolving credit facility with us as collateral manager, Funding I, a wholly owned, consolidated special purpose financing subsidiary, as borrower, the lenders party thereto, Wells Fargo, as administrative agent, and U.S. Bank Trust Company, National Association, as collateral agent and collateral custodian (the "Wells Fargo Credit Facility").

The Wells Fargo Credit Facility provides for borrowings through August 25, 2026, and any amounts borrowed under the Wells Fargo Credit Facility will mature on August 25, 2028. The Wells Fargo Credit Facility has an interest rate of daily simple SOFR (with a daily simple SOFR floor of zero), plus a spread of 2.75% per annum. Pursuant to an amendment to the loan and servicing agreement entered into on August 30, 2024 ("Wells Fargo Credit Facility Amendment"), the spread was reduced to 2.15% per annum from 2.75% per annum. Interest is payable quarterly in arrears. Funding I will be subject to a non-usage fee to the extent the commitments available under the Wells Fargo Credit Facility have not been borrowed. The non-usage fee per annum is 0.50% for the first 25% of the unused balance and increases to 2.00% for any remaining unused balance. Pursuant to the Wells Fargo Credit Facility Amendment, the non-usage fee per annum is now 0.50% for the first 70% of the unused balance and increases to 2.00% for any remaining unused balance.

Funding I's obligations under the Wells Fargo Credit Facility are secured by a first priority security interest in substantially all of the assets of Funding I, including its portfolio of investments and FBCC's equity interest in Funding I. The obligations of Funding I under the Wells Fargo Credit Facility are non-recourse to FBCC.

In connection with the Wells Fargo Credit Facility, FBCC and Funding I have made certain representations and warranties and are required to comply with various covenants and other customary requirements. The Wells Fargo Credit Facility contains customary default provisions pursuant to which the administrative agent and the lenders under the Wells Fargo Credit Facility may terminate FBCC in its capacity as collateral manager/portfolio manager under the Wells Fargo Credit Facility. Upon the occurrence of an event of default under the Wells Fargo Credit Facility, the administrative agent or the lenders may declare the outstanding advances and all other obligations under the Wells Fargo Credit Facility immediately due and payable.

2026 Notes

On January 24, 2024, as a result of the consummation of the Mergers, we became party to a Purchase Agreement relating to the sale of $300.0 million aggregate principal amount of 3.25% fixed rate notes due March 30, 2026 (the "Restricted 2026 Notes"). The net proceeds from the sale of the Restricted 2026 Notes were approximately $296.0 million. Pursuant to a Registration Statement on Form N-14 (File No. 333-257321), on September 22, 2021, holders of the Restricted 2026 Notes were offered the opportunity to exchange their Restricted 2026 Notes for new registered notes with substantially identical terms (the "Unrestricted 2026 Notes" and, together with the Restricted 2026 Notes, the 2026 Notes), through which holders representing 99.88% of the outstanding principal of the then Restricted 2026 Notes obtained Unrestricted 2026 Notes. The 2026 Notes are subject to customary indemnification provisions and representations, warranties and covenants. The 2026 Notes bear interest at a rate of 3.25% per year payable semi-annually.

2029 Notes

On April 29, 2024, we entered into a purchase agreement in connection with the issuance and sale of $300.0 million aggregate principal amount of our 7.20% Notes due 2029 (the "2029 Notes"). The net proceeds from the sale of the 2029 Notes were approximately $293.0 million. The 2029 Notes were issued on May 6, 2024, pursuant to a third supplemental indenture. The 2029 Notes will mature on June 15, 2029, and may be redeemed in whole or in part at our option at any time or from time to time at the redemption prices set forth in the indenture governing the 2029 Notes.

The 2029 Notes bear interest at a rate of 7.20% per year payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2024. The 2029 Notes are subject to customary indemnification provisions and representations, warranties and covenants. In connection with the offer and sale of the 2029 Notes, we entered into a Registration Rights Agreement, dated as of May 6, 2024. Pursuant to the Registration Rights Agreement, we are obligated to file with the SEC a registration statement relating to an offer to exchange the 2029 Notes for new notes issued by us that are registered under the Securities Act and otherwise have terms substantially identical to those of the 2029 Notes, and to use its commercially reasonable efforts to cause such registration statement to be declared effective. If we are not able to effect the exchange offer, we will be obligated to file a shelf registration statement covering the resale of the 2029 Notes and use its commercially reasonable efforts to cause such registration statement to be declared effective. If we fail to satisfy its registration obligations by certain dates specified in the Registration Rights Agreement, it will be required to pay additional interest to the holders of the 2029 Notes.

On October 22, 2024, we priced an offering of an additional $100.0 million aggregate principal amount of our 2029 Notes in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to certain non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The 2029 Notes are an additional issuance of, and form a single series with, the previously issued $300.0 million aggregate principal amount of 2029 Notes on May 6, 2024, increasing the outstanding aggregate principal amount of the series to $400.0 million. The 2029 Notes will mature on June 15, 2029, and may be redeemed in whole or in part at our option at any time or from time to time at the redemption prices set forth in the Third Supplemental Indenture. The offering closed on October 29, 2024.

2030 Notes

On October 2, 2025, the Company and U.S. Bank Trust Company, National Association entered into a Fourth Supplemental Indenture (the "Fourth Supplemental Indenture") to the 2021 Indenture, relating to the Company's issuance of $300.0 million aggregate principal amount of its 6.00% notes due 2030 (the "2030 Notes").

The 2030 Notes will mature on October 2, 2030, and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the Fourth Supplemental Indenture. The 2030 Notes bear interest at a rate of 6.00% per year payable semi-annually on April 2 and October 2 of each year, commencing on April 2, 2026. The 2030 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2030 Notes, rank pari passu with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables incurred by the Company's consolidated and unconsolidated subsidiaries, financing vehicles or similar facilities).

The 2021 Indenture, as supplemented by the Fourth Supplemental Indenture, contains certain covenants, including covenants requiring the Company to comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a) of the 1940 Act, whether or not it is subject to those requirements, and to provide financial information to the holders of the 2030 Notes and U.S. Bank Trust Company, National Association if the Company is no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in the Indenture.

In addition, on the occurrence of a "Change of Control Repurchase Event," as defined in the Fourth Supplemental Indenture, the Company will generally be required to make an offer to purchase the outstanding 2030 Notes at a price equal to 100% of the principal amount of such 2030 Notes plus any accrued and unpaid interest on the 2030 Notes repurchased to, but not including, the date of purchase. In connection with the issuance of the 2030 Notes, the Company entered into a Registration Rights Agreement, dated as of October 2, 2025 (the "Registration Rights Agreement"), with J.P. Morgan Securities LLC, BofA Securities, Inc., SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC, as the representatives of the initial purchasers of the 2030 Notes, pursuant to which, the Company is obligated to file with the Securities and Exchange Commission a registration statement relating to an offer to exchange the 2030 Notes for new notes issued by the Company that are registered under the Securities Act and otherwise have terms substantially identical to those of the 2030 Notes, and to use its commercially reasonable efforts to cause such registration statement to be declared effective. If the Company is not able to effect the exchange offer, the Company will be obligated to file a shelf registration statement covering the resale of the 2030 Notes and use its commercially reasonable efforts to cause such registration statement to be declared effective. If the Company fails to satisfy its registration obligations by certain dates specified in the Registration Rights Agreement, it will be required to pay additional interest to the holders of the 2030 Notes.

In connection with the 2030 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company's liabilities with the Company's investment portfolio, which consists of predominantly floating rate loans. Under the interest rate swap agreement related to the 2030 Notes, the Company receives a fixed interest rate of 6.00% per annum and pays a floating interest rate of SOFR + 2.515% per annum on $300 million of the 2030 Notes. The Company designated the interest rate swap as the hedging instrument in a qualifying hedge accounting relationship. The carrying value of the 2030 Notes is inclusive of an adjustment for the change in fair value of an effective hedge accounting relationship. Please see "Note 6. Derivatives" for additional detail.

See *Note 5 — Borrowings* to our consolidated financial statements contained in this Annual Report on Form 10-K for a more detailed discussion of our borrowings.

Contractual Obligations

The following table shows our payment obligations for repayment of debt and other contractual obligations as of December 31, 2025 (dollars in thousands):

| | Payment Due by Period | | | | |
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
JPM Credit Facility[1]	$ 962,969	$ —	$ —	$ 962,969	$ —
JPM Revolver Facility[2]	2,216	—	—	2,216	—
Wells Fargo Credit Facility[3]	300,000	—	300,000	—	—
2026 Notes	300,000	300,000	—	—	—
2029 Notes	398,759	—	—	398,759	—
2030 Notes[4]	296,096	—	—	296,096	—
Total	$ 2,260,040	$ 300,000	$ 300,000	$1,660,040	$ —

(1)   As of December 31, 2025, we had $87.0 million in unused borrowing capacity under the JPM Credit Facility, subject to borrowing base limits.
(2)   As of December 31, 2025, we had $777.8 million in unused borrowing capacity under the JPM Revolver Facility, subject to borrowing base limits.
(3)   As of December 31, 2025, we had no unused borrowing capacity under the Wells Fargo Credit Facility, subject to borrowing base limits.
(4)   The carrying value of the 2030 Notes is inclusive of an adjustment for the change in fair value of an effective hedge accounting relationship. See Note 5 for additional information.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Commitments

In the ordinary course of business, we may enter into future funding commitments. As of December 31, 2025 and December 31, 2024, we had unfunded commitments of $701.3 million and $449.5 million, respectively. We maintain sufficient cash on hand, and available borrowings to fund such unfunded commitments. Please refer to *Note 7 — Commitments and Contingencies* in the notes to our consolidated financial statements for further detail of these unfunded commitments.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we will evaluate our estimates, including those related to the matters described below. Actual results could differ from those estimates. Our critical accounting estimates should be read in connection with our risk factors described in Part I., Item 1A. "Risk Factors."

While our significant accounting policies are also described in *Note 2 — Summary of Significant Accounting Policies* of our notes to our consolidated financial statements appearing elsewhere in this report, we believe the following accounting policies require the most significant judgment in the preparation of our consolidated financial statements.

Valuation of Portfolio Investments

We are required to report our investments, including those for which current market values are not readily available, at fair value in accordance with *ASC 820, Fair Value Measurements* ("ASC 820"), which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date, and Rule 2a-5 under the 1940 Act.

Investments for which market quotations are readily available are typically valued at those market quotations. All investments that are not publicly traded or whose market prices are not readily available, as is the case for substantially all of our investments, are valued at fair value as determined in good faith by our Valuation Designee, subject to oversight from our Board of Directors.

As part of the valuation process, our Valuation Designee takes into account relevant factors in determining the fair value of our investments, including and in combination of:

- the estimated enterprise value of a portfolio company;

- indicative dealer quotes;

- the nature and realizable value of any collateral;

- the portfolio company's ability to make payments based on its earnings and cash flow;

- the markets in which the portfolio company does business;

- a comparison of the portfolio company's securities to any similar publicly traded securities; and

- overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future.

Our Valuation Designee, subject to oversight from our Board of Directors, undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments for which reliable market quotations are not readily available, or are available but deemed not reflective of the fair value of an investment, which includes, among other procedures, the following:

- Each portfolio company or investment will be valued by our Valuation Designee, with assistance from one or more independent valuation firms engaged by our Board of Directors;

- The independent valuation firm(s) conduct independent appraisals and make an independent assessment of the value of each investment; and

- Our Valuation Designee, under the supervision of our Board of Directors determines the fair value of each investment, in good faith, based on the input of independent valuation firms (to the extent applicable) and our Valuation Designee's own analysis. Our Valuation Designee also has established the Valuation Committee to assist our Valuation Designee in carrying out its designated responsibilities, subject to oversight of our Board of Directors.

Our Valuation Designee, subject to oversight from our Board of Directors, has and will continue to engage independent valuation firms to provide assistance regarding the determination of the fair value of our portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter, and our Valuation Designee may reasonably rely on that assistance. However, our Valuation Designee, subject to oversight from our Board of Directors, is responsible for the ultimate valuation of the portfolio investments at fair value as determined in good faith pursuant to our valuation policy and a consistently applied valuation process.

Our accounting policy on the fair value of our investments is critical because the determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements express the uncertainty with respect to the possible effect of these valuations, and any change in these valuations, on the consolidated financial statements.

See *Note 2 — Summary of Significant Accounting Policies* for a description of other accounting policies and recently issued accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. We expect our market risk will arise primarily from interest rate risk relating to interest rate fluctuations. Many factors including governmental monetary and tax policies, domestic and international economic and political considerations (including global or regional conflicts) and other factors that are beyond our control contribute to interest rate risk. To meet our short and long-term liquidity requirements, we may borrow funds at a combination of fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes in earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements, subject to the requirements of the 1940 Act, in order to mitigate our interest rate risk with respect to various debt instruments. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates.

As of December 31, 2025, our debt included variable-rate debt, bearing a weighted average interest rate of SOFR plus 2.15% and a fixed rate debt, bearing a weighted average interest rate of 5.82% with a total carrying value (net of deferred financing costs) of $2.2 billion. The following table quantifies the potential changes in interest income net of interest expense should base interest rates increase or decrease by the amounts below assuming that our current consolidated statement of assets and liabilities was to remain constant and no actions were taken to alter our existing interest rate sensitivity. Interest rate floors, if applicable, are not reflected in the sensitivity analysis below.

Change in Base Interest Rates	Estimated Change in Interest Income net of Interest Expense (in thousands)	
(-) 365 Basis Points	$	(77,487)
(-) 200 Basis Points	$	(42,439)
(-) 100 Basis Points	$	(21,220)
(-) 50 Basis Points	$	(10,610)
(+) 50 Basis Points	$	10,610
(+) 100 Basis Points	$	21,220
(+) 200 Basis Points	$	42,439

Because we may borrow money to make investments, our net investment income may be dependent on the difference between the rate at which we borrow funds and the rate at which we invest these funds. In periods of increasing interest rates, our cost of funds would increase, which may reduce our net investment income. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

Valuation Risk

We have invested, and plan to continue to invest, primarily in illiquid debt and equity securities of private companies. Most of our investments will not have a readily available market price, and our Adviser, as our Valuation Designee under Rule 2a-5, values these investments at fair value as determined in good faith subject to the oversight of our Board of Directors, based on, among other things, the input of the Adviser and independent third-party valuation firms, in accordance with our valuation policy. There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from the amounts presented.

Inflation and Supply Chain Risk

Economic activity has continued to accelerate across sectors and regions. Nevertheless, due to global supply chain issues, geopolitical events, including the outbreak of global or regional conflicts (such as those in the Middle East and Eastern Europe) a rise in energy prices and strong consumer demand as economies continue to reopen, inflation has remained elevated in the U.S. and globally. Persistent inflationary pressures could affect the profit margins of our portfolio companies.

ITEM 8.   CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements are annexed to this Annual Report beginning on page F-1.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In accordance with Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were (a) designed to ensure that the information we are required to disclose in our reports under the Exchange Act is recorded, processed and reported in an accurate manner and on a timely basis and the information that we are required to disclose in our Exchange Act reports is accumulated and communicated to management to permit timely decisions with respect to required disclosure and (b) operating in an effective manner.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that:

1. Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and our dispositions of assets;

2. Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and

3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of our Form 10-K, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making that assessment, management used the criteria based on the framework set forth in Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on its assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

The rules of the SEC do not require, and this Annual Report does not include, an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Change in *Internal Control Over Financial Reporting*

No change occurred in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the fiscal quarter ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or any "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Ethics for Senior Officers (the Company's principal executive officer, principal financial officer and principal accounting officer). Our Code of Ethics for Senior Officers is a "code of ethics," as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding waivers of provisions of our Code of Ethics for Senior Officers on our website (*https://fbccbdc.com/governance/governance-documents/default.aspx*).

Our Code of Ethics for Senior Officers operates in conjunction with our Adviser's Code of Ethics, and our code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions.

Except for the foregoing information regarding our Code of Ethics for Senior Officers, the information required by Item 10 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days following the end of our fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days following the end of our fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days following the end of our fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days following the end of our fiscal year.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days following the end of our fiscal year.

PART IV

ITEM 15. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

The following exhibits are included, or incorporated by reference, in this Annual Report on Form 10-K for the year ended December 31, 2025 (and are numbered in accordance with Item 601 of Regulation S-K).

a.   Financial Statements

See the Index to the Financial Statements at page F-1 of this report.

b.   Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger among Franklin BSP Capital Corporation, Franklin BSP Lending Corporation, Franklin BSP Merger Sub, Inc. and Franklin BSP Capital Adviser, L.L.C. (for the limited purposes set forth therein), dated as of October 2, 2023 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 6, 2023).
3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K filed on March 14, 2025).[3]
3.2	Certificate of Designation of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 25, 2021).
3.3	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K, filed on March 17, 2022).
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on March 29, 2021).
4.2	Indenture, dated as of March 29, 2021, by and between FBLC, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to FBLC's Current Report on Form 8-K filed on March 30, 2021).
4.3	Second Supplemental Indenture, dated as of January 24, 2024, relating to the 3.25% Notes due 2026, by and between the Company, as successor to Franklin BSP Lending Corporation, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K filed on March 15, 2024).
4.4	Third Supplemental Indenture, dated as of May 6, 2024, relating to the 7.20% Notes due 2029, by and between the Company, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 7, 2024).
4.5	Form of 7.20% Notes due 2029 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 7, 2024).
4.6	Fourth Supplemental Indenture, dated as of October 2, 2025, relating to the 6.00% Notes due 2030, by and among the Company, J.P. Morgan Securities LLC, BofA Securities, Inc., SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC, as the representatives of the initial purchasers. (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on October 3, 2025).
4.7	Form of 6.00% Notes due 2030 (included in, and incorporated by reference to, Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on October 3, 2025)
4.8	Registration Rights Agreement, dated as of October 2, 2025, by and among the Company, J.P. Morgan Securities LLC, BofA Securities, Inc., SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC, as the representatives of the initial purchasers (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K, filed on October 3, 2025).
10.1	Amended and Restated Investment Advisory Agreement, dated as of January 24, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 24, 2024).
10.2	Form of Administration Agreement (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form 10 filed on September 23, 2020).
10.3	Form of Custody Agreement (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form 10 filed on September 23, 2020).
10.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form 10 filed on September 23, 2020).
10.5	Form of Distribution Reinvestment Plan (incorporated by reference to Exhibit 10.6 to the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10 filed on November 18, 2020).
10.6	Form of Subscription Agreement (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form 10 filed on September 23, 2020).

Exhibit No.	Description
10.7	Form of Subscription Agreement for Series A Preferred Stock (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 25, 2021).
10.8	Amendment No. 3 to Loan and Servicing Agreement and Consent, dated August 25, 2023, by and among the Company, as successor to Franklin BSP Lending Corporation, FBLC Funding I, LLC, each of the lenders form time to time party thereto, Wells Fargo Bank, National Association, U.S. Bank Trust Company, National Association, and U.S. Bank National Association (incorporated by reference to Exhibit 10.1 to FBLC's Quarterly Report on Form 10-Q, filed on November 13, 2023).
10.9	Fourth Amendment to Loan and Servicing Agreement, dated as of August 30, 2024, by and among FBLC Funding I, LLC, as the borrower, the Company, as the collateral manager, Wells Fargo Bank, National Association, as administrative agent, U.S. Bank National Association, as collateral custodian, U.S. Bank Trust Company, National Association as collateral agent and each of the lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 6, 2024).
10.10	Second Amendment to Amended and Restated Loan and Security Agreement, dated September 15, 2023, by and among the Company, as successor to Franklin BSP Lending Corporation, FBLC 57th Street Funding, LLC, JPMorgan Chase Bank, National Association, U.S. Bank Trust Company, National Association and U.S. Bank National Association (incorporated by reference to Exhibit 10.2 to FBLC's Quarterly Report on Form 10-Q, filed on November 13, 2023).
10.11	Loan and Security Agreement dated as of October 4, 2023 by and among FBCC Jupiter Funding, LLC, the lenders party thereto, JPMorgan Chase Bank, National Association as administrative agent, the collateral administrator, collateral agent and securities intermediary party thereto, and Franklin BSP Capital Adviser, LLC as portfolio manager (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K filed on March 15, 2024).
10.12	First Amendment to Loan and Security Agreement, dated as of December 27, 2024, by and among FBCC Jupiter Funding, LLC, as borrower, the Company, as portfolio manager, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 3, 2025).
10.13	Amended and Restated Senior Secured Credit Agreement, dated as of December 8, 2023, among the Company, as successor to FBLC, JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, National Association, Sumitomo Mitsui Banking Corporation, and MUFG Bank, Ltd. as syndication agents, and JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, Sumitomo Mitsui Banking Corporation, and MUFG Bank, Ltd. as Joint Bookrunner and Joint Lead Arrangers (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K filed on March 15, 2024).
10.14	Second Amendment to Loan and Security Agreement, dated as of June 30, 2025, among FBCC Jupiter, as borrower, the Company, as portfolio manager, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent (incorporated by reference to exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 3, 2025).
10.15	Third Amendment to Loan and Security Agreement, dated as of September 9, 2025, among FBCC Jupiter, as borrower, the Company, as portfolio manager, the lenders party thereto, U.S. Bank Trust Company, National Association as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent (incorporate by reference to exhibit 10.1 to the Company's Quarterly Report on From 10-Q filed on November 12, 2025).
19.1	Insider Trading Policies and Procedures (included in the Company's Code of Business Conduct and Ethics)
21	Subsidiaries of the Registrant (filed herewith).
31.1	Certification of the Principal Executive Officer of the Company pursuant to Securities Exchange Act Rule 13a-14 (a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of the Principal Financial Officer of the Company pursuant to Securities Exchange Act Rule 13a-14 (a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32	Certification of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

Exhibit No.	Description
99.1	Audited Financial Statements of FBLC Senior Loan Fund, LLC and Subsidiaries for the Year Ended December 31, 2025.
99.2	Audited Financial Statements of FBLC Senior Loan Fund, LLC and Subsidiaries for the Year Ended December 31, 2024 (incorporated by reference to Exhibit 99.1 to the Company's Annual Report on Form 10-K filed on March 14, 2025).
99.3	Audited Financial Statements of FBLC Senior Loan Fund, LLC and Subsidiaries for the Year Ended December 31, 2023 (incorporated by reference to Exhibit 99.1 to the Company's Annual Report on Form 10-K filed on March 15, 2024).
101.INS	XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

ITEM 16. FORM 10-K SUMMARY

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 16th day of March 2026.

FRANKLIN BSP CAPITAL CORPORATION

By:

/s/ Richard J. Byrne

Name: Richard J. Byrne
Title: Chief Executive Officer and Chairman of the Board of Directors


* * * * *


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Richard J. Byrne Richard J. Byrne	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 16, 2026
/s/ Nina Kang Baryski Nina Kang Baryski	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 16, 2026
/s/ Lee S. Hillman Lee S. Hillman	Independent Director	March 16, 2026
/s/ Ronald J. Kramer Ronald J. Kramer	Independent Director	March 16, 2026
/s/ Leslie D. Michelson Leslie D. Michelson	Independent Director	March 16, 2026
/s/ Edward G. Rendell Edward G. Rendell	Independent Director	March 16, 2026
/s/ Dennis M. Schaney Dennis M. Schaney	Independent Director	March 16, 2026

Franklin BSP Capital Corporation

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)......................	F-2
Audited Consolidated Financial Statements:	
Consolidated Statements of Assets and Liabilities as of December 31, 2025 and 2024	F-3
Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023	F-4
Consolidated Statements of Changes in Net Assets for the years ended December 31, 2025, 2024, and 2023..	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	F-7
Consolidated Schedules of Investments as of December 31, 2025 and 2024......................	F-9
Notes to Consolidated Financial Statements..	F-34

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Franklin BSP Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of Franklin BSP Capital Corporation (the "Company"), including the consolidated schedules of investments, as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations, changes in its net assets, and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2025 and 2024, by correspondence with the custodian, brokers and others; when replies were not received from brokers and others, we performed other auditing procedures. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.

New York, NY
March 16, 2026

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(dollars in thousands, except share and per share data)

	December 31, 2025	December 31, 2024
Assets:		
Investments, at fair value:		
Control Investments, at fair value (amortized cost of $720,008 and $800,240, respectively)	$ 686,505	$ 785,556
Affiliate Investments, at fair value (amortized cost of $58,945 and $37,723, respectively)	49,827	35,596
Non-Affiliated Investments, at fair value (amortized cost of $3,399,401 and $3,215,215, respectively)	3,334,676	3,144,923
Investments, at fair value (amortized cost of $4,178,354 and $4,053,178, respectively)	4,071,008	3,966,075
Cash and cash equivalents	100,581	119,096
Restricted cash	20,102	11,664
Interest and dividends receivable	49,421	52,467
Receivable for unsettled trades	2,397	5,090
Prepaid expenses and other assets	4,378	6,916
Due from broker	—	7,690
Total assets	$ 4,247,887	$ 4,168,998
Liabilities:		
Debt (net of deferred financing costs of $14,922 and $8,547, respectively)	$ 2,245,118	$ 2,054,738
Secured borrowings	—	30,758
Management fees payable	15,438	15,181
Incentive fees on income payable	8,355	9,017
Accounts payable and accrued expenses	31,575	27,761
Payable for unsettled trades	—	23,995
Interest and debt fees payable	28,253	18,237
Directors' fees payable	16	16
Other liabilities	1,292	1,502
Unrealized loss on derivatives	336	—
Total liabilities	2,330,383	2,181,205
Commitments and Contingencies (Note 7)		
Redeemable convertible preferred stock Series A, $0.001 par value, 50,000,000 shares authorized; 77,500 issued and outstanding at both December 31, 2025 and December 31, 2024	77,434	77,416
Net Assets attributable to common stock:		
Common stock, $0.001 par value, 450,000,000 shares authorized; 135,487,319 issued and outstanding at December 31, 2025, and 135,487,595 issued and outstanding at December 31, 2024	135	135
Additional paid in capital	2,530,983	2,517,890
Total distributable earnings (loss)	(691,048)	(607,648)
Total net assets attributable to common stock	1,840,070	1,910,377
Total liabilities, redeemable convertible preferred stock, and net assets attributable to common stock	$ 4,247,887	$ 4,168,998
Net asset value per share attributable to common stock	$ 13.58	$ 14.10

The accompanying notes are an integral part of these consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share and per share data)

	For the years ended December 31,		
	2025	**2024**	**2023**
Investment income:			
From Control Investments:			
Interest income	$ 23,710	$ 30,848	$ 4,435
Dividend income	52,381	53,880	2,700
Fee and other income	—	—	7
Total investment income from Control Investments	76,091	84,728	7,142
From Affiliate Investments:			
Interest income	2,125	3,924	—
Dividend income	—	700	—
Payment-in-kind income	871	1,189	—
Fee and other income	—	1	—
Total investment income from Affiliate Investments	2,996	5,814	—
From Non-Affiliated Investments:			
Interest income	310,203	295,421	80,696
Dividend income	1,264	219	134
Payment-in-kind income	20,612	21,722	3,202
Fee and other income	3,626	1,050	1,782
Total investment income from Non-Affiliated Investments	335,705	318,412	85,814
Interest from cash and cash equivalents	3,667	4,323	1,729
Total investment income	418,459	413,277	94,685
Operating expenses:			
Management fees	61,135	54,092	4,187
Incentive fee on income	33,018	35,951	7,704
Interest and debt fees	140,710	117,449	31,149
Professional fees	7,444	7,545	2,050
Other general and administrative	7,061	6,828	2,073
Administrative services	865	917	302
Directors' fees	1,000	1,097	1,015
Total expenses	251,233	223,879	48,480
Incentive fee waiver	—	—	(7,704)
Expenses, net of incentive fee waiver	251,233	223,879	40,776
Net investment income (loss) before income taxes	167,226	189,398	53,909
Income tax expense, including excise tax	3,327	1,009	334
Net investment income (loss)	163,899	188,389	53,575

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)
(dollars in thousands, except share and per share data)

	For the years ended December 31,		
	2025	**2024**	**2023**
Realized and unrealized gain (loss):			
Net realized gain (loss)			
Control Investments	(134)	(8)	—
Affiliate Investments	15	565	—
Non-Affiliated Investments	(32,760)	(23,382)	496
Net realized loss on extinguishment of debt	—	—	(1,483)
Net realized gain (loss) on derivatives	21	—	—
Total net realized gain (loss)	(32,858)	(22,825)	(987)
Net change in unrealized appreciation (depreciation) on investments			
Control Investments	$ (18,819)	$ (14,734)	$ 8
Affiliate Investments	(8,304)	(2,127)	—
Non-Affiliated Investments	6,880	(57,352)	(7,049)
Net change in deferred taxes	(6,144)	(2,088)	(768)
Net change in unrealized appreciation (depreciation) on derivatives	(336)	—	—
Total net change in unrealized appreciation (depreciation) on investments	(26,723)	(76,301)	(7,809)
Net realized and unrealized gain (loss)	(59,581)	(99,126)	(8,796)
Net increase (decrease) in net assets resulting from operations attributable to common stockholders and participating securities	$ 104,318	$ 89,263	$ 44,779
Accretion to redemption value of Series A redeemable convertible preferred stock	(18)	(18)	(17)
Accrual of Series A redeemable convertible preferred stock distributions	(6,336)	(7,256)	(7,615)
Net increase (decrease) in net assets resulting from operations attributable to common stockholders	$ 97,964	$ 81,989	$ 37,147
Per share information			
Net investment income (loss)	$ 1.21	$ 1.47	$ 2.11
Net increase (decrease) in net assets resulting from operations attributable to common stockholders and participating securities	$ 0.77	$ 0.70	$ 1.77
Basic and diluted earnings (loss) per share	$ 0.73	$ 0.64	$ 1.41
Weighted average common shares outstanding	135,044,742	128,075,163	25,464,652

The accompanying notes are an integral part of these consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(dollars in thousands, except share and per share data)

	For the years ended December 31,		
	2025	**2024**	**2023**
Operations:			
Net investment income (loss)	$ 163,899	$ 188,389	$ 53,575
Net realized gain (loss) from investments	(32,879)	(22,825)	(987)
Net realized gain (loss) on derivatives	21	—	—
Net change in unrealized appreciation (depreciation) on investments	(20,243)	(74,213)	(7,041)
Net change in unrealized appreciation (depreciation) on derivatives	(336)	—	—
Net change in deferred taxes	(6,144)	(2,088)	(768)
Accretion to redemption value of Series A redeemable convertible preferred stock	(18)	(18)	(17)
Accrual of Series A redeemable convertible preferred stock distributions	(6,336)	(7,256)	(7,615)
Net increase (decrease) in net assets resulting from operations attributable to common stockholders	97,964	81,989	37,147
Stockholder distributions:			
Common stockholder distributions	(167,720)	(144,981)	(43,574)
Net decrease in net assets attributable to common stock from stockholder distributions	(167,720)	(144,981)	(43,574)
Capital share transactions:			
Issuance of common stock, net of issuance costs	—	900	9,686
Issuance of common stock in connection with the Mergers	—	1,594,261	—
Reinvestment of common stockholder distributions	35,668	33,106	12,439
Repurchases of common stock	(36,219)	(43,017)	—
Net increase (decrease) in net assets attributable to common stock from capital share transactions	$ (551)	1,585,250	22,125
Total increase (decrease) in net assets attributable to common stock	(70,307)	1,522,258	15,698
Net assets at beginning of period attributable to common stock	1,910,377	388,119	372,421
Net assets at end of period attributable to common stock	$ 1,840,070	$ 1,910,377	$ 388,119
Net asset value per share attributable to common stock	$ 13.58	$ 14.10	$ 14.88
Common shares outstanding at end of period	135,487,319	135,487,595	26,080,389

The accompanying notes are an integral part of these consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands, except share and per share data)

	For the years ended December 31,		
	2025	**2024**	**2023**
Operating activities			
Net increase (decrease) in net assets resulting from operations attributable to common stockholders and participating securities	$ 104,318	$ 89,263	$ 44,779
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:			
Payment-in-kind interest income	(21,483)	(22,911)	(3,202)
Net accretion of discount on investments.....................	(9,572)	(21,509)	(1,760)
Amortization of deferred financing costs.....................	2,959	1,307	1,031
Accretion of discount on unsecured notes	814	421	—
Amortization of premium on unsecured notes	(282)	(49)	—
Sales and repayments of investments	965,756	651,176	101,707
Purchases of investments	(1,094,441)	(1,102,120)	(77,021)
Net realized (gain) loss from investments....................	32,879	22,825	(496)
Net realized (gain) loss on derivatives	(21)	—	—
Extinguishment of debt....................................	—	—	1,483
Net change in carrying value of unsecured notes attributed to hedging	(609)	—	—
Net change in unrealized (appreciation) depreciation on investments	20,243	74,213	7,041
Net change in unrealized (appreciation) depreciation on derivatives	336	—	—
(Increase) decrease in operating assets:			
Interest and dividend receivable	3,046	(3,277)	(1,722)
Receivable for unsettled trades	2,693	(3,178)	291
Prepaid expenses and other assets..........................	2,538	2,552	(3,324)
Due from broker	7,690	647	(8,336)
Cash received in the Mergers	—	58,478	—
Increase (decrease) in operating liabilities:			
Management fees payable.................................	257	11,439	59
Incentive fees on income payable	(661)	5,886	—
Accounts payable and accrued expenses.....................	3,814	(3,297)	1,584
Payable for unsettled trades	(23,995)	23,995	—
Interest and debt fees payable............................	10,016	3,321	5,529
Directors' fees payable	—	(410)	158
Other liabilities	(211)	945	(1,699)
Net cash provided by (used in) operating activities	$ 6,084	$ (210,283)	$ 66,102

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(dollars in thousands, except share and per share data)

| | For the years ended December 31, | | |
	2025	2024	2023
Financing activities			
Proceeds from secured borrowings	$ —	$ —	$ 33,344
Repayments of secured borrowings	(29,052)	—	—
Proceeds from issuance of shares of common stock	—	900	9,922
Proceeds from issuance of shares of preferred stock	—	—	41,353
Repurchase of common stock	(36,219)	(43,017)	—
Proceeds from debt	1,372,833	1,578,697	384,000
Payments on debt	(1,176,000)	(1,123,974)	(443,900)
Proceeds from short-term borrowings	—	—	68,583
Repayments on short-term borrowings	—	—	(89,375)
Payments of financing costs	(9,335)	(7,641)	(2,276)
Common stockholder distributions	(132,052)	(111,888)	(31,155)
Preferred stockholder distributions	(6,336)	(7,256)	(7,615)
Net cash provided by (used in) financing activities	$ (16,161)	$ 285,821	(37,119)
Net increase (decrease) in cash, cash equivalents and restricted cash	(10,077)	75,538	28,983
Cash, cash equivalents and restricted cash, beginning of period	130,760	55,222	26,239
Cash, cash equivalents and restricted cash, end of period	$ 120,683	$ 130,760	$ 55,222

| | For the years ended December 31, | | |
	2025	2024	2023
Supplemental and non-cash activities:			
Non-cash repayments of secured borrowings	$ 1,706	$ 2,586	$ —
Interest and non-usage fees paid during the period	$ 125,764	$ 108,350	$ 17,889
Net taxes paid, including excise tax, during the period	$ 1,117	$ 4,346	$ 325
Distributions reinvested during the period	$ 35,668	$ 33,106	$ 12,439
Issuance of shares in connection with Mergers[1]	$ —	$1,594,261	$ —

(1) On January 24, 2024, in connection with the Mergers (as defined in *Note 1 — Organization*), the Company acquired net assets of $1,594.3 million for the total stock consideration of $1,598.9 million, inclusive of $4.6 million of transaction costs. For further details, refer to *Note 19 — Merger with FBLC.*

| | As of December 31, | | |
	2025	2024	2023
Cash and cash equivalents	$ 100,581	$ 119,096	$ 48,541
Restricted cash	20,102	11,664	6,681
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$ 120,683	$ 130,760	$ 55,222

The accompanying notes are an integral part of these consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED SCHEDULES OF INVESTMENTS
(dollars in thousands, except share and per share data)
December 31, 2025

Portfolio Company[k][o]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[i]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[d]
Senior Secured First Lien Debt – 170.4%[d]							
1236904 BC, Ltd.[e][n]	Software		S+ 7.50% (11.33%), 3/4/2027	$ 3,511	$ 3,523	$ 3,511	0.2%
1236904 BC, Ltd.[e][n][p]	Software		S+ 5.50% (9.97%), 3/4/2027	4,588	4,531	4,588	0.2%
Accel International Holdings, LLC[e][h]	Electrical Equipment		S+ 4.50%, 4/26/2032	—	(21)	(21)	0.0%
Accel International Holdings, LLC[e][n][p]	Electrical Equipment		S+ 4.50% (8.22%), 4/26/2032	27,685	27,553	27,560	1.6%
ADCS Clinics Intermediate Holdings, LLC[e]	Health Care Providers & Services		S+ 6.25% (10.05%), 5/7/2027	124	123	123	0.0%
ADCS Clinics Intermediate Holdings, LLC[e][h]	Health Care Providers & Services		S+ 6.25% (10.15%), 5/7/2026	257	256	243	0.0%
ADCS Clinics Intermediate Holdings, LLC[e][n]	Health Care Providers & Services		S+ 6.25% (9.95%), 5/7/2027	3,854	3,832	3,825	0.2%
ADCS Clinics Intermediate Holdings, LLC[e][n]	Health Care Providers & Services		S+ 6.25% (10.05%), 5/7/2027	18,799	18,704	18,658	1.0%
Adelaide Borrower, LLC[e][h]	Software		S+ 6.75%, 3.38% PIK, 5/8/2030	—	(61)	—	—%
Adelaide Borrower, LLC[e][h]	Software		S+ 6.25% (9.98%), 5/8/2030	898	826	898	0.0%
Adelaide Borrower, LLC[e][n][p]	Software		S+ 6.75% (10.42%), 3.38% PIK, 5/8/2030	35,895	35,327	35,895	2.0%
American Rock Salt Company, LLC[n]	Chemicals		S+ 4.00% (7.94%), 6/9/2028	1,977	1,975	1,516	0.1%
Amylu Borrower Sub, LLC[e][h]	Food Products		S+ 5.00%, 6/10/2031	—	(31)	—	—%
Amylu Borrower Sub, LLC[e][h]	Food Products		S+ 5.00%, 6/10/2031	—	(72)	—	—%
Amylu Borrower Sub, LLC[e][n]	Food Products		S+ 5.00% (8.74%), 6/10/2031	39,435	39,067	39,436	2.1%
Aprio Advisory Group, LLC[e][h]	Financial Services		S+ 4.75%, 8/1/2031	—	(56)	(112)	0.0%
Aprio Advisory Group, LLC[e][h]	Financial Services		S+ 4.75%, 8/1/2031	—	(9)	(9)	0.0%
Arch Global Precision, LLC[e][h]	Machinery		S+ 4.75% (8.52%), 1/23/2026	945	945	938	0.1%
Arch Global Precision, LLC[e]	Machinery		S+ 4.75% (8.52%), 4/1/2026	2,284	2,285	2,241	0.1%
Arch Global Precision, LLC[e][n][p]	Machinery		S+ 4.75% (8.52%), 4/1/2026	7,249	7,250	7,112	0.4%
Arctic Holdco, LLC[e][h]	Trading Companies & Distributors		S+ 5.25% (9.09%), 1/31/2032	3,243	3,204	3,243	0.2%
Arctic Holdco, LLC[e][h]	Trading Companies & Distributors		S+ 5.25% (8.92%), 1/31/2031	632	603	632	0.0%
Arctic Holdco, LLC[e][n][p]	Trading Companies & Distributors		S+ 5.25% (8.92%), 1/31/2032	45,922	45,515	45,922	2.6%
Armada Parent, Inc.[e]	Aerospace & Defense		S+ 5.25% (9.12%), 10/29/2030	3,841	3,804	3,841	0.2%
Armada Parent, Inc.[e][h]	Aerospace & Defense		S+ 5.25%, 10/29/2030	—	(25)	—	—%
Armada Parent, Inc.[e][n]	Aerospace & Defense		S+ 5.25% (9.07%), 10/29/2030	55,492	55,226	55,492	3.0%
Artifact Bidco, Inc.[e][h]	Software		S+ 4.15%, 7/28/2031	—	(11)	—	—%
Artifact Bidco, Inc.[e][h]	Software		S+ 4.15%, 7/26/2030	—	(14)	—	—%
Artifact Bidco, Inc.[e][n][p]	Software		S+ 4.15% (7.82%), 7/28/2031	10,875	10,784	10,875	0.6%
AuditBoard, Inc.[e]	Software		S+ 4.50% (8.24%), 7/14/2031	10,898	10,802	10,898	0.6%
AuditBoard, Inc.[e][h]	Software		S+ 4.50%, 7/14/2031	—	(34)	—	—%
AuditBoard, Inc.[e][n]	Software		S+ 4.50% (8.17%), 7/14/2031	22,887	22,690	22,887	1.2%
AuditBoard, Inc.[e][n]	Software		S+ 4.50% (8.24%), 7/14/2031	5,742	5,702	5,742	0.3%
Aventine Holdings, LLC[e][n]	Entertainment		S+ 6.00% (9.77%), 3.50% PIK, 6/18/2029	9,939	9,889	9,809	0.5%
Aventine Holdings, LLC[e][n][p]	Entertainment		S+ 6.00% (9.77%), 3.50% PIK, 6/18/2029	25,106	24,975	24,777	1.3%
Axiom Global, Inc.[e][n][p]	Professional Services		S+ 4.50% (8.44%), 10/2/2028	46,658	46,487	46,659	2.5%
Azurite Intermediate Holdings, Inc.[e]	Software		S+ 6.00% (9.72%), 3/19/2031	22,639	22,357	22,639	1.2%
Azurite Intermediate Holdings, Inc.[e][h]	Software		S+ 6.00%, 3/19/2031	—	(40)	—	—%
Azurite Intermediate Holdings, Inc.[e]	Software		S+ 6.00% (9.72%), 3/19/2031	9,961	9,837	9,961	0.5%
Bayou Holdings Buyer, Inc.[e][h]	Professional Services		S+ 4.75%, 9/18/2031	—	(10)	(29)	0.0%
Bayou Holdings Buyer, Inc.[e][h]	Professional Services		S+ 4.75%, 9/18/2031	—	(31)	(31)	0.0%
Bayou Holdings Buyer, Inc.[e][n]	Professional Services		S+ 4.75% (8.42%), 9/18/2031	21,303	21,201	21,200	1.2%
BCPE Oceandrive Buyer, Inc.[e][h][l]	Health Care Providers & Services		18.00% PIK, 4/30/2035	—	(163)	—	—%
BCPE Oceandrive Buyer, Inc.[e][l]	Health Care Providers & Services		S+ 6.25% (10.19%) PIK, 4/30/2035	4,984	4,984	4,984	0.3%

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands, except share and per share data)

Portfolio Company[k][o]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[i]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[d]
BCPE Oceandrive Buyer, Inc.[e][l]	Health Care Providers & Services		S+ 6.25% (10.19%) PIK, 4/30/2035	$ 8,307	$ 8,307	$ 8,307	0.5%
Big Apple Advisory, LLC[e][h]	Financial Services		S+ 4.50% (8.17%), 11/18/2031	5,209	5,087	5,209	0.3%
Big Apple Advisory, LLC[e][h]	Financial Services		S+ 4.50%, 11/18/2031	—	(54)	—	—%
Big Apple Advisory, LLC[e][n][p]	Financial Services		S+ 4.50% (8.24%), 11/18/2031	47,166	46,779	47,166	2.7%
Bingo Group Buyer, Inc.[e][h]	Commercial Services & Supplies		S+ 4.75%, 7/10/2031	—	(17)	—	—%
Bingo Group Buyer, Inc.[e]	Commercial Services & Supplies		S+ 4.75% (8.68%), 7/10/2031	1,551	1,536	1,551	0.1%
Bingo Group Buyer, Inc.[e]	Commercial Services & Supplies		S+ 4.75% (8.42%), 7/10/2031	1,691	1,672	1,691	0.1%
Bingo Group Buyer, Inc.[e][h]	Commercial Services & Supplies		S+ 4.75% (8.42%), 7/10/2031	20	14	20	0.0%
Bingo Group Buyer, Inc.[e][n][p]	Commercial Services & Supplies		S+ 5.00% (8.67%), 7/10/2031	5,410	5,352	5,410	0.3%
Capstone Acquisition Holdings, Inc.[e]	Air Freight & Logistics		S+ 4.50% (8.32%), 11/13/2029	208	206	208	0.0%
Capstone Acquisition Holdings, Inc.[e][n]	Air Freight & Logistics		S+ 4.50% (8.32%), 11/13/2029	20,550	20,555	20,550	1.1%
Carr, Riggs & Ingram Capital, LLC[e][h]	Financial Services		S+ 4.25% (7.92%), 11/18/2031	1,592	1,559	1,592	0.1%
Carr, Riggs & Ingram Capital, LLC[e][h]	Financial Services		S+ 4.25%, 11/18/2031	—	(23)	—	—%
Carr, Riggs & Ingram Capital, LLC[e][n][p]	Financial Services		S+ 4.25% (7.92%), 11/18/2031	11,620	11,521	11,620	0.6%
CCI Buyer, Inc.[e][h]	Wireless Telecommunication Services		S+ 5.00%, 5/13/2032	—	(28)	—	—%
CCI Buyer, Inc.[e][n][p]	Wireless Telecommunication Services		S+ 5.00% (8.67%), 5/13/2032	52,128	51,622	52,129	2.9%
Center Phase Energy, LLC[e][n]	Electric Utilities		S+ 6.00% (9.85%), 6/23/2027	10,305	10,249	10,305	0.6%
Center Phase Energy, LLC[e][n]	Electric Utilities		S+ 6.00% (9.85%), 6/23/2027	15,186	14,929	15,186	0.8%
Charter Industries Holdings, LLC[e][h]	Distributors		S+ 4.75%, 10/1/2032	—	(17)	(34)	0.0%
Charter Industries Holdings, LLC[e][h]	Distributors		S+ 4.75%, 10/1/2032	—	(51)	(51)	0.0%
Charter Industries Holdings, LLC[e][n]	Distributors		S+ 4.75% (8.74%), 10/1/2032	30,096	29,798	29,807	1.6%
Cliffwater, LLC[e][h]	Financial Services		S+ 4.75%, 4/22/2032	—	(26)	—	—%
Cliffwater, LLC[e][n][p]	Financial Services		S+ 4.75% (8.47%), 4/22/2032	30,154	29,871	30,154	1.6%
Coalesce Merlin Purchaser, LLC[e][h]	Commercial Services & Supplies		S+ 5.00% (8.78%), 9/10/2031	780	746	715	0.0%
Coalesce Merlin Purchaser, LLC[e][h]	Commercial Services & Supplies		S+ 5.00%, 9/10/2031	—	(29)	(32)	0.0%
Coalesce Merlin Purchaser, LLC[e][n][p]	Commercial Services & Supplies		S+ 5.00% (8.72%), 9/10/2031	17,415	17,307	17,300	0.9%
Cold Spring Brewing, Co.[e][n][p]	Beverages		S+ 4.75% (8.49%), 12/10/2030	20,556	20,386	20,556	1.1%
Communication Technology Intermediate, LLC[e][h]	Professional Services		S+ 5.50% (9.22%), 5/5/2027	1,188	1,183	1,188	0.1%
Communication Technology Intermediate, LLC[e][n]	Professional Services		S+ 5.50% (9.22%), 5/5/2027	24,672	24,612	24,672	1.3%
Communication Technology Intermediate, LLC[e][n]	Professional Services		S+ 5.50% (9.22%), 5/5/2027	24,357	24,223	24,357	1.3%
Communication Technology Intermediate, LLC[e][n]	Professional Services		S+ 5.50% (9.22%), 5/5/2027	2,420	2,402	2,420	0.1%
Communication Technology Intermediate, LLC[e][n][p]	Professional Services		S+ 5.50% (9.22%), 5/5/2027	8,582	8,568	8,582	0.5%
Consolidated Precision Products Corp.[e][q]	Aerospace & Defense		10.14%, 1/1/2030	21,531	21,531	21,867	1.2%
Corfin Industries, LLC[e]	Electrical Equipment		S+ 5.25% (9.07%), 12/27/2027	1,549	1,550	1,549	0.1%

The accompanying notes are an integral part of these consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
(dollars in thousands, except share and per share data)
December 31, 2025

Portfolio Company[k][o]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[i]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[d]
Corfin Industries, LLC[e]	Electrical Equipment		S+ 5.25% (9.07%), 12/27/2027	$ 9,435	$ 9,442	$ 9,435	0.5%
Corfin Industries, LLC[e][n][p]	Electrical Equipment		S+ 5.25% (9.07%), 12/27/2027	15,849	15,853	15,849	0.9%
Corfin Industries, LLC[e][n][p]	Electrical Equipment		S+ 5.25% (9.07%), 12/27/2027	19,582	19,406	19,582	1.1%
Coronis Health I, LLC[e][h][m]	Health Care Technology		S+ 4.50% (8.35%), 5/1/2030	532	532	532	0.0%
Coronis Health I, LLC[e][m]	Health Care Technology		S+ 7.00% (10.85%) PIK, 5/1/2031	4,225	4,225	4,225	0.2%
Demakes Borrower, LLC[e][n]	Consumer Staples Distribution & Retail		S+ 6.00% (9.67%), 12/12/2029	17,577	17,280	17,577	1.0%
Einstein Parent, Inc.[e][h]	Software		S+ 6.50%, 1/22/2031	—	(39)	(12)	0.0%
Einstein Parent, Inc.[e][n][p]	Software		S+ 6.50% (10.36%), 1/22/2031	22,317	21,926	22,206	1.2%
Electric Power Engineers, LLC[e][h]	Professional Services		S+ 4.50%, 12/31/2031	—	(57)	—	—%
Electric Power Engineers, LLC[e][h]	Professional Services		S+ 4.50%, 12/31/2031	—	(46)	—	—%
Electric Power Engineers, LLC[e][n][p]	Professional Services		S+ 4.50% (8.17%), 12/31/2031	27,909	27,662	27,909	1.5%
Electro-Methods, LP[e][h]	Machinery		S+ 4.75%, 2/23/2032	—	(109)	—	—%
Electro-Methods, LP[e][n][p]	Machinery		S+ 4.75% (8.62%), 2/23/2032	34,412	33,949	34,412	1.9%
Eliassen Group, LLC[e][n]	Professional Services		S+ 5.75% (9.42%), 4/14/2028	1,344	1,342	1,344	0.1%
Eliassen Group, LLC[e][n][p]	Professional Services		S+ 5.75% (9.42%), 4/14/2028	16,802	16,728	16,802	0.9%
Faraday Buyer, LLC[e][n]	Electrical Equipment		S+ 6.00% (9.67%), 10/11/2028	40,804	40,803	40,805	2.3%
Faraday Buyer, LLC[e][n]	Electrical Equipment		S+ 6.00% (9.67%), 10/11/2028	8,644	8,543	8,644	0.5%
FGT Purchaser, LLC[e][h]	Specialty Retail		S+ 5.50%, 3.00% PIK, 9/13/2028	—	(4)	(296)	0.0%
FGT Purchaser, LLC[e][n]	Specialty Retail		S+ 5.50% (9.27%) 3.00% PIK, 9/13/2028	31,120	31,064	28,164	1.5%
Florida Food Products, LLC[n]	Food Products		S+ 5.00% (9.05%), 10/15/2030	10,073	9,973	7,555	0.4%
Florida Food Products, LLC[e][n]	Food Products		S+ 5.50% (9.43%), 10/15/2030	2,011	1,917	1,916	0.1%
Florida Food Products, LLC[n]	Food Products		S+ 5.50% (9.43%), 10/15/2030	1,916	1,897	1,890	0.1%
Flow Traders Holding, LLC[a][e][h]	Capital Markets		S+ 5.00%, 10/29/2031	—	(91)	(91)	0.0%
Flow Traders Holding, LLC[a][e]	Capital Markets		S+ 5.00% (8.84%), 10/29/2031	16,631	16,385	16,389	0.9%
FloWorks International, LLC[e]	Machinery		S+ 4.75% (8.57%), 11/26/2031	4,958	4,912	4,958	0.3%
FloWorks International, LLC[e][n][p]	Machinery		S+ 4.75% (8.57%), 11/26/2031	39,366	39,023	39,366	2.1%
Foresight Energy Operating, LLC[e]	Oil, Gas & Consumable Fuels		S+ 8.00% (11.77%), 6/30/2027	1,037	1,038	1,037	0.1%
Galway Borrower, LLC[e][h]	Insurance		S+ 4.50% (8.17%), 9/29/2028	920	903	920	0.0%
Galway Borrower, LLC[e][h]	Insurance		S+ 4.50% (8.19%), 9/29/2028	581	573	581	0.0%
Galway Borrower, LLC[e][n]	Insurance		S+ 4.50% (8.17%), 9/29/2028	38,101	38,019	38,101	2.1%
Groome Purchaser, LLC[e][h]	Commercial Services & Supplies		S+ 4.75%, 8/29/2031	—	(17)	(33)	0.0%
Groome Purchaser, LLC[e][h]	Commercial Services & Supplies		S+ 4.75%, 8/29/2031	—	(25)	(49)	0.0%
Groome Purchaser, LLC[e][h]	Commercial Services & Supplies		S+ 4.75%, 8/29/2031	—	(25)	(25)	0.0%
Groome Purchaser, LLC[e][n]	Commercial Services & Supplies		S+ 4.75% (8.48%), 8/29/2031	16,523	16,363	16,368	0.9%
High Street Buyer, Inc.[e][h]	Insurance		S+ 4.50% (8.17%), 4/14/2028	3,478	3,356	3,259	0.2%
Hometown Food, Co.[e][n][p]	Food Products		S+ 4.50% (8.28%), 12/3/2030	15,106	14,964	14,973	0.8%

The accompanying notes are an integral part of these consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
(dollars in thousands, except share and per share data)
December 31, 2025

Portfolio Company(k)(o)	Industry	Acquisition Date	Investment Coupon Rate/ Maturity(i)	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets(d)
Hospice Care Buyer, Inc.(e)	Health Care Providers & Services		S+ 6.50% (10.69%), 1/9/2028	$ 4,615	$ 4,584	$ 4,615	0.3%
Hospice Care Buyer, Inc.(e)(h)	Health Care Providers & Services		S+ 6.50% (10.41%), 1/9/2028	2,085	2,081	2,085	0.1%
Hospice Care Buyer, Inc.(e)	Health Care Providers & Services		S+ 6.50% (10.69%), 1/9/2028	2,132	2,116	2,132	0.1%
Hospice Care Buyer, Inc.(e)(n)	Health Care Providers & Services		S+ 6.50% (10.69%), 1/9/2028	24,828	24,645	24,828	1.3%
Hospice Care Buyer, Inc.(e)(n)	Health Care Providers & Services		S+ 6.50% (10.13%), 1/9/2028	6,444	6,394	6,444	0.4%
Hospice Care Buyer, Inc.(e)(n)	Health Care Providers & Services		S+ 6.50% (10.69%), 1/9/2028	8,401	8,336	8,401	0.5%
Hospice Care Buyer, Inc.(e)(n)	Health Care Providers & Services		S+ 6.50% (10.69%), 1/9/2028	3,528	3,501	3,528	0.2%
ICAT Intermediate Holdings, LLC(e)(h)	Ground Transportation		S+ 6.25% (9.97%), 3/1/2029	2,171	2,092	2,050	0.1%
ICAT Intermediate Holdings, LLC(e)(h)	Ground Transportation		S+ 6.25%, 3/1/2029	—	(19)	(18)	0.0%
ICAT Intermediate Holdings, LLC(e)(n)	Ground Transportation		S+ 6.25% (9.97%), 3/1/2029	17,307	17,050	17,066	0.9%
ICR Operations, LLC(e)(h)	Professional Services		S+ 5.50% (9.33%), 11/22/2027	3,784	3,753	3,784	0.2%
ICR Operations, LLC(e)(n)	Professional Services		S+ 5.50% (9.32%), 11/22/2028	40,839	40,423	40,839	2.2%
ICR Operations, LLC(e)(n)	Professional Services		S+ 5.50% (9.32%), 11/22/2028	2,219	2,197	2,219	0.1%
Ideal Tridon Holdings, Inc.(e)(h)	Machinery		S+ 5.00%, 6/30/2032	—	(36)	(72)	0.0%
Ideal Tridon Holdings, Inc.(e)(h)	Machinery		S+ 5.00% (8.72%), 6/30/2032	865	804	804	0.0%
Ideal Tridon Holdings, Inc.(e)(n)(p)	Machinery		S+ 5.00% (8.67%), 6/30/2032	42,268	41,861	41,876	2.4%
IG Investments Holdings, LLC(e)(h)	Professional Services		S+ 5.00%, 9/22/2028	—	(19)	—	—%
IG Investments Holdings, LLC(e)(n)	Professional Services		S+ 5.00% (8.84%), 9/22/2028	26,001	26,001	26,001	1.4%
Indigo Buyer, Inc.(e)(h)	Containers & Packaging		S+ 5.25% (9.07%), 5/23/2028	4,007	3,925	4,007	0.2%
Indigo Buyer, Inc.(e)(h)	Containers & Packaging		S+ 5.25%, 5/23/2028	—	(23)	—	—%
Indigo Buyer, Inc.(e)(n)	Containers & Packaging		S+ 5.25% (9.09%), 5/23/2028	60,879	60,879	60,879	3.3%
InhabitIQ, Inc.(e)(h)	Software		S+ 4.50%, 1/12/2032	—	(16)	(31)	0.0%
InhabitIQ, Inc.(e)(h)	Software		S+ 4.50%, 1/12/2032	—	(20)	(20)	0.0%
InhabitIQ, Inc.(e)(n)(p)	Software		S+ 4.50% (8.22%), 1/12/2032	26,009	25,898	25,897	1.4%
Integrated Efficiency Solutions, Inc.(e)(m)	Electrical Equipment		7.50%, 12/31/2027	1,378	1,379	1,378	0.1%
Integrated Global Services, Inc.(e)(h)	Commercial Services & Supplies		S+ 5.00%, 3/6/2032	—	(36)	(72)	0.0%
Integrated Global Services, Inc.(e)(h)	Commercial Services & Supplies		P+ 4.00% (10.75%), 3/6/2031	1,641	1,561	1,560	0.1%
Integrated Global Services, Inc.(e)(n)(p)	Commercial Services & Supplies		S+ 5.00% (8.74%), 3/6/2032	32,581	32,131	32,151	1.7%
International Cruise & Excursion Gallery, Inc.(e)(p)	Hotels, Restaurants & Leisure		S+ 6.00% (9.67%), 12/29/2028	1,358	1,358	1,358	0.1%
IQN Holding Corp.(e)	Software		S+ 5.75% (9.42%) 3.13% PIK, 5/2/2029	5,790	5,790	5,790	0.3%
IQN Holding Corp.(e)(h)	Software		S+ 5.25% (8.92%), 5/2/2028	988	986	988	0.1%
IQN Holding Corp.(e)(n)(p)	Software		S+ 5.75% (9.42%) 3.13% PIK, 5/2/2029	17,329	17,248	17,329	0.9%
Knowledge Pro Buyer, Inc.(e)(h)	Professional Services		S+ 4.50% (8.32%), 12/10/2029	21,622	21,495	21,622	1.2%
Knowledge Pro Buyer, Inc.(e)(h)	Professional Services		S+ 4.50%, 12/10/2029	—	(20)	—	—%
Knowledge Pro Buyer, Inc.(e)(n)(p)	Professional Services		S+ 4.50% (8.32%), 12/10/2029	42,173	42,029	42,173	2.3%
Labrie Environmental Group, LLC(a)(e)	Machinery		S+ 5.50% (9.32%), 4/23/2027	21,666	21,427	21,666	1.2%

The accompanying notes are an integral part of these consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
(dollars in thousands, except share and per share data)
December 31, 2025

Portfolio Company[(k)(o)]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[(i)]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[(d)]
Lakeland Tours, LLC[(e)(j)(n)(p)]	Diversified Consumer Services		20.00% PIK, 9/25/2027	$ 90	$ 84	$ 45	0.0%
Lakeland Tours, LLC[(e)(j)(p)]	Diversified Consumer Services		10.00%, 9/25/2027	6,118	4,518	1,414	0.1%
LaserShip, Inc.	Ground Transportation		S+ 8.50% (12.43%) 7.00% PIK, 8/10/2029	2,888	2,888	838	0.0%
Last Dance Intermediate II, LLC[(e)(h)]	Diversified Telecommunication Services		S+ 5.25% (8.97%), 3/31/2031	4,159	4,048	3,987	0.2%
Last Dance Intermediate II, LLC[(e)(h)]	Diversified Telecommunication Services		S+ 5.25%, 3/31/2031	—	(44)	(44)	0.0%
Last Dance Intermediate II, LLC[(e)(n)(p)]	Diversified Telecommunication Services		S+ 5.25% (8.97%), 3/31/2031	19,054	18,873	18,884	1.0%
Last Dance Intermediate II, LLC[(e)(n)(p)]	Diversified Telecommunication Services		S+ 5.25% (8.97%), 3/31/2031	19,312	19,044	19,059	1.0%
Lighthouse Intelligence, Ltd.[(a)(e)(h)]	Software		S+ 5.00%, 2.50% PIK, 4/10/2030	—	(78)	(154)	0.0%
Lighthouse Intelligence, Ltd.[(a)(e)(h)]	Software		S+ 5.00%, 2.50% PIK, 4/10/2030	—	(110)	(110)	0.0%
Lighthouse Intelligence, Ltd.[(a)(e)]	Software		S+ 5.00% (8.72%) 2.50% PIK, 4/10/2030	22,660	22,361	22,370	1.2%
LSF12 Donnelly Bidco, LLC[(e)(n)]	Machinery		S+ 6.50% (10.22%), 10/2/2029	18,739	18,427	18,739	1.0%
Mandrake Bidco, Inc.[(e)(h)]	Machinery		S+ 4.50%, 8/20/2030	—	(81)	—	—%
Mandrake Bidco, Inc.[(e)(n)(p)]	Machinery		S+ 4.50% (8.34%), 8/20/2031	55,557	55,084	55,557	3.0%
Manna Pro Products, LLC[(e)]	Specialty Retail		S+ 6.50% (10.31%) 3.50% PIK, 12/10/2029	3,973	3,920	3,341	0.2%
Manna Pro Products, LLC[(e)(h)]	Specialty Retail		S+ 6.50%, 3.50% PIK, 12/10/2029	—	(22)	(430)	0.0%
Manna Pro Products, LLC[(e)(p)]	Specialty Retail		S+ 6.50% (10.31%) 3.50% PIK, 12/10/2029	1,894	1,869	1,593	0.1%
Manna Pro Products, LLC[(e)(p)]	Specialty Retail		S+ 6.50% (10.31%) 3.50% PIK, 12/10/2029	6,812	6,721	5,729	0.3%
Manna Pro Products, LLC[(e)(p)]	Specialty Retail		S+ 6.50% (10.31%) 3.50% PIK, 12/10/2029	24,024	23,702	20,204	1.1%
McDonald Worley, P.C.[(e)(h)(j)]	Professional Services		26.00% PIK, 12/31/2025	39,353	14,018	6,513	0.4%
Medical Management Resource Group, LLC[(e)(h)]	Health Care Providers & Services		S+ 5.75% (9.54%), 9/30/2026	772	768	744	0.0%
Medical Management Resource Group, LLC[(e)(n)]	Health Care Providers & Services		S+ 5.75% (9.52%), 9/30/2027	9,309	9,248	9,184	0.5%
Medical Management Resource Group, LLC[(e)(n)]	Health Care Providers & Services		S+ 5.75% (9.52%), 9/30/2027	22,538	22,388	22,233	1.2%
Megavolt Borrower, LLC[(e)(n)(p)]	Construction & Engineering		S+ 4.75% (8.42%), 2/13/2032	36,989	36,325	36,989	2.0%
MGTF Radio Company, LLC[(e)(j)(l)]	Media		S+ 6.00% (10.30%), 3/31/2026	45,021	45,020	11,408	0.6%
Michael Baker International, LLC[(e)]	Professional Services		S+ 4.50% (8.19%), 12/1/2028	18,787	18,224	18,223	1.0%
Midwest Can Company, LLC[(e)(n)(p)]	Containers & Packaging		S+ 6.00% (9.82%), 3/2/2026	27,902	27,902	27,902	1.5%
Mirra-Primeaccess Holdings, LLC[(e)(h)]	Health Care Providers & Services		S+ 6.50% (10.60%), 7/29/2026	8,442	8,437	7,316	0.4%
Mirra-Primeaccess Holdings, LLC[(e)]	Health Care Providers & Services		S+ 6.50% (10.60%), 7/29/2026	68,088	68,020	61,279	3.3%
MRI Software, LLC[(e)(h)]	Software		S+ 4.75% (8.42%), 2/10/2028	52	51	52	0.0%

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands, except share and per share data)

Portfolio Company[k][o]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[i]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[d]
MRI Software, LLC[e][h]	Software		S+ 4.75% (8.44%), 2/10/2028	$ 11	$ 11	$ 11	0.0%
MRI Software, LLC[e]	Software		S+ 4.75% (8.75%), 2/10/2028	2,180	2,180	2,180	0.1%
MRI Software, LLC[e]	Software		S+ 4.75% (8.42%), 2/10/2027	6,734	6,704	6,734	0.4%
Muth Mirror Systems, LLC[e][h][j]	Automobile Components		11.00%, 4.00% PIK, 3/31/2027	1,051	998	396	0.0%
Muth Mirror Systems, LLC[e][j]	Automobile Components		11.00%, 4.00% PIK, 3/31/2027	15,248	14,188	7,624	0.4%
MWH Intermediate II, LLC[e][h]	Financial Services		S+ 4.50% (8.23%), 8/27/2032	2,005	1,966	1,941	0.1%
MWH Intermediate II, LLC[e][h]	Financial Services		S+ 4.50%, 8/29/2031	—	(13)	(13)	0.0%
MWH Intermediate II, LLC[e][n]	Financial Services		S+ 4.50% (8.19%), 8/27/2032	15,393	15,279	15,284	0.8%
Norvax, LLC[e]	Insurance		S+ 11.39% (15.28%) 6.89% PIK, 8/6/2029	371	371	354	0.0%
Norvax, LLC[e]	Insurance		S+ 5.50% (9.24%), 8/5/2029	228	228	228	0.0%
Odessa Technologies, Inc.[e][h]	Software		S+ 5.50%, 10/19/2027	—	(10)	—	—%
Odessa Technologies, Inc.[e][n]	Software		S+ 5.50% (9.27%), 10/19/2027	20,236	20,195	20,236	1.1%
ORG GC Holdings, LLC[e][m]	Professional Services		S+ 6.50% (10.43%), 11/29/2026	10,111	10,122	10,111	0.5%
Palmdale Oil Co., LLC[e]	Oil, Gas & Consumable Fuels		S+ 4.75% (8.38%), 12/12/2031	3,351	3,335	3,335	0.2%
PetVet Care Centers, LLC[e][h]	Health Care Providers & Services		S+ 6.00% (9.84%), 11/15/2029	403	390	210	0.0%
PetVet Care Centers, LLC[e][n][p]	Health Care Providers & Services		S+ 6.00% (9.72%), 11/15/2030	30,296	29,851	28,841	1.6%
Pie Buyer, Inc.[e]	Consumer Staples Distribution & Retail		S+ 5.50% (9.92%), 4/6/2026	2,581	2,581	2,323	0.1%
Pie Buyer, Inc.[e][n]	Consumer Staples Distribution & Retail		S+ 5.50% (9.92%), 4/5/2027	8,653	8,637	7,787	0.4%
Pie Buyer, Inc.[e][n]	Consumer Staples Distribution & Retail		S+ 5.50% (9.92%), 4/5/2027	2,269	2,267	2,042	0.1%
Pie Buyer, Inc.[e][n][p]	Consumer Staples Distribution & Retail		S+ 5.50% (9.92%), 4/5/2027	39,979	39,895	35,981	2.0%
Pie Buyer, Inc.[e][n][p]	Consumer Staples Distribution & Retail		S+ 5.50% (9.49%), 4/5/2027	2,956	2,950	2,660	0.1%
Pluralsight, LLC[e]	Software		S+ 4.50% (8.32%), 1.50% PIK, 8/22/2029	4,600	4,600	4,600	0.2%
Pluralsight, LLC[e]	Software		S+ 7.50% (11.32%) PIK, 8/22/2029	7,917	7,917	7,422	0.4%
Pluralsight, LLC[e]	Software		S+ 4.50% (8.32%) 1.50% PIK, 8/22/2029	2,336	2,336	2,336	0.1%
Pluto Acquisition I, Inc.	Health Care Providers & Services		S+ 5.50% (9.19%), 6/20/2028	3,304	3,304	3,337	0.2%
Questex, Inc.[e][h]	Media		S+ 5.50%, 5/15/2029	—	(26)	(32)	0.0%
Questex, Inc.[e][p]	Media		S+ 5.50% (9.38%), 5/15/2029	14,949	14,725	14,703	0.8%
Reagent Chemical and Research, LLC[e]	Chemicals		S+ 5.25% (9.17%), 4/30/2031	5,605	5,526	5,605	0.3%
Reagent Chemical and Research, LLC[e][h]	Chemicals		S+ 5.25%, 4/30/2030	—	(107)	—	—%
Reagent Chemical and Research, LLC[e][n][p]	Chemicals		S+ 5.25% (9.17%), 4/30/2031	44,416	43,719	44,417	2.4%
Relativity Oda, LLC[e][n]	Software		S+ 4.50% (8.22%), 5/12/2029	7,717	7,696	7,717	0.4%
Rialto Management Group, LLC[e][h]	Financial Services		S+ 5.00%, 12/5/2030	—	(6)	—	—%

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands, except share and per share data)

Portfolio Company[(k)(o)]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[(i)]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[(d)]
Rialto Management Group, LLC[(e)(n(p)]	Financial Services		S+ 5.00% (8.72%), 12/5/2030	$ 20,178	$ 20,004	$ 20,178	1.1%
Roadsafe Holdings, Inc.[(e)(n)]	Transportation Infrastructure		S+ 5.75% (9.65%), 10/19/2027	7,286	7,291	7,286	0.4%
Roadsafe Holdings, Inc.[(e)(n)]	Transportation Infrastructure		S+ 5.75% (9.65%), 10/19/2027	6,779	6,759	6,779	0.4%
Roadsafe Holdings, Inc.[(e)(n)(p)]	Transportation Infrastructure		S+ 5.75% (9.63%), 10/19/2027	11,930	11,903	11,930	0.6%
Roadsafe Holdings, Inc.[(e)(n)(p)]	Transportation Infrastructure		P+ 4.75% (11.50%), 10/19/2027	1,075	1,062	1,075	0.1%
Saab Purchaser, Inc.[(e)(h)]	Software		S+ 4.75%, 11/12/2031	—	(83)	(166)	0.0%
Saab Purchaser, Inc.[(e)(h)]	Software		S+ 4.75%, 11/12/2031	—	(22)	(22)	0.0%
Saab Purchaser, Inc.[(e)(n)]	Software		S+ 4.75% (8.42%), 11/12/2031	17,877	17,702	17,705	1.0%
Saturn SHC Buyer Holdings, Inc.[(e)(h)]	Health Care Providers & Services		S+ 6.50%, 11/18/2027	—	(25)	(1,290)	(0.1)%
Saturn SHC Buyer Holdings, Inc.[(e)(n)]	Health Care Providers & Services		S+ 6.50% (10.33%), 11/18/2027	37,166	37,078	33,449	1.8%
Saturn SHC Buyer Holdings, Inc.[(e)(n)]	Health Care Providers & Services		S+ 6.50% (10.33%), 11/18/2027	12,993	12,882	11,693	0.6%
Saturn Sound Bidco, Ltd.[(a)(e)(h)]	Trading Companies & Distributors		S+ 5.25%, 12/3/2031	—	(19)	(38)	0.0%
Saturn Sound Bidco, Ltd.[(a)(e)(n)(p)]	Trading Companies & Distributors		S+ 5.25% (9.09%), 12/3/2031	24,800	24,588	24,589	1.3%
SCIH Salt Holdings, Inc.[(e)(h)]	Chemicals		C+ 3.50% (5.75%), 12/15/2026	330	328	315	0.0%
Sherlock Buyer Corp.[(e)(h)]	Professional Services		S+ 5.75%, 12/8/2029	—	(4)	—	—%
Sherlock Buyer Corp.[(e)(n)(p)]	Professional Services		S+ 5.75% (9.42%), 12/8/2030	15,558	15,509	15,558	0.8%
Simplifi Holdings, Inc.[(e)(h)]	Media		S+ 5.25% (9.07%), 6/30/2028	516	509	516	0.0%
Simplifi Holdings, Inc.[(e)(n)]	Media		S+ 5.25% (9.27%), 12/29/2028	49,524	49,159	49,524	2.7%
SitusAMC Holdings Corp.[(e)(n)(p)]	Financial Services		S+ 5.50% (9.17%), 5/14/2031	52,129	51,949	52,130	2.8%
Striper Buyer, LLC[(e)(n)]	Containers & Packaging		S+ 5.50% (9.32%), 12/30/2026	16,652	16,637	16,652	0.9%
SunMed Group Holdings, LLC[(e)(h)]	Health Care Equipment & Supplies		S+ 5.50%, 6/16/2027	—	(1)	—	—%
SunMed Group Holdings, LLC[(e)(n)]	Health Care Equipment & Supplies		S+ 5.50% (9.44%), 6/16/2028	12,438	12,345	12,438	0.7%
Tax Defense Network, LLC[(e)(j)]	Diversified Consumer Services		P+ 6.00% (12.75%) PIK, 3/31/2023	63,545	927	—	—%
Tax Defense Network, LLC[(e)(j)]	Diversified Consumer Services		P+ 6.00% (12.75%) PIK, 3/31/2023	11,280	164	—	—%
Tax Defense Network, LLC[(e)(j)]	Diversified Consumer Services		12.00% PIK, 3/31/2023	6,022	4,742	6,022	0.3%
TEI Intermediate, LLC[(e)(h)]	Commercial Services & Supplies		S+ 4.75% (8.63%), 12/15/2031	932	889	932	0.1%
TEI Intermediate, LLC[(e)(h)]	Commercial Services & Supplies		S+ 4.75% (8.61%), 12/15/2031	859	852	859	0.0%
TEI Intermediate, LLC[(e)(n)(p)]	Commercial Services & Supplies		S+ 5.25% (8.85%) 2.88% PIK, 12/15/2031	23,015	23,005	23,015	1.3%
The NPD Group, LP[(e)(h)]	Professional Services		S+ 4.25%, 12/1/2028	—	(19)	—	—%
The NPD Group, LP[(e)(n)]	Professional Services		S+ 4.25% (7.97%), 12/1/2029	52,102	51,600	52,102	2.8%

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands, except share and per share data)

Portfolio Company[(k)(o)]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[(i)]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[(d)]
Therapy Brands Holdings, LLC[(e)(n)]	Health Care Technology		S+ 4.00% (7.83%), 5/18/2028	$ 5,952	$ 5,950	$ 5,565	0.3%
Tivity Health, Inc.[(e)(n)]	Health Care Providers & Services		S+ 5.00% (8.72%), 6/28/2029	24,291	24,028	24,291	1.3%
Trinity Air Consultants Holdings Corp.[(e)(h)]	Professional Services		S+ 4.50%, 6/29/2029	—	(16)	—	—%
Trinity Air Consultants Holdings Corp.[(e)(h)]	Professional Services		S+ 4.50%, 6/29/2029	—	(9)	—	—%
Trinity Air Consultants Holdings Corp.[(e)]	Professional Services		S+ 4.50% (8.48%), 6/29/2029	16,224	16,070	16,224	0.9%
Triple Lift, Inc.[(e)(h)]	Media		S+ 5.75%, 5/5/2028	—	(37)	(282)	0.0%
Triple Lift, Inc.[(e)(n)(p)]	Media		S+ 5.75% (9.60%), 5/5/2028	38,973	38,257	36,635	2.0%
Trystar, LLC[(e)(h)]	Electrical Equipment		S+ 4.25% (8.09%), 8/6/2031	2,926	2,861	2,926	0.2%
Trystar, LLC[(e)(h)]	Electrical Equipment		S+ 4.25%, 8/6/2031	—	(50)	—	—%
Trystar, LLC[(e)(n)(p)]	Electrical Equipment		S+ 4.25% (8.09%), 8/6/2031	24,549	24,340	24,549	1.3%
Trystar, LLC[(e)(p)]	Electrical Equipment		S+ 4.25% (8.09%), 8/6/2031	10,364	10,278	10,364	0.6%
Urban One, Inc.[(b)]	Media	12/18/2025	10.50%, 4/1/2030	245	235	235	0.0%
US Oral Surgery Management Holdco, LLC[(e)]	Health Care Providers & Services		S+ 5.25% (9.17%), 11/20/2028	5,050	5,029	5,050	0.3%
US Oral Surgery Management Holdco, LLC[(e)(h)]	Health Care Providers & Services		S+ 5.25%, 11/20/2028	—	(3)	—	—%
US Oral Surgery Management Holdco, LLC[(e)(n)]	Health Care Providers & Services		S+ 5.25% (9.19%), 11/20/2028	6,997	6,960	6,997	0.4%
US Oral Surgery Management Holdco, LLC[(e)(n)]	Health Care Providers & Services		S+ 5.25% (9.12%), 11/20/2028	6,098	6,079	6,098	0.3%
US Oral Surgery Management Holdco, LLC[(e)(n)]	Health Care Providers & Services		S+ 5.25% (9.17%), 11/20/2028	17,668	17,555	17,668	1.0%
US Salt Investors, LLC[(e)(h)]	Metals & Mining		S+ 5.25%, 7/20/2026	—	(2)	—	—%
US Salt Investors, LLC[(e)(n)]	Metals & Mining		S+ 5.25% (9.07%), 7/19/2028	25,657	25,397	25,657	1.4%
Vanco Payment Solutions, LLC[(e)(h)]	Software		S+ 4.75%, 12/1/2031	—	(5)	(5)	0.0%
Vanco Payment Solutions, LLC[(e)]	Software		S+ 4.75% (8.42%), 12/1/2031	11,259	11,202	11,147	0.6%
Varicent Intermediate Holdings Corp.[(e)(h)]	Software		S+ 6.25%, 3.38% PIK, 8/23/2031	—	(6)	—	—%
Varicent Intermediate Holdings Corp.[(e)]	Software		S+ 6.25% (9.92%) 3.38% PIK, 8/23/2031	5,423	5,376	5,423	0.3%
Varicent Intermediate Holdings Corp.[(e)(h)]	Software		S+ 6.25%, 3.38% PIK, 8/23/2031	—	(23)	—	—%
Varicent Intermediate Holdings Corp.[(e)(h)]	Software		S+ 6.25%, 3.38% PIK, 8/23/2031	—	(36)	—	—%
Varicent Intermediate Holdings Corp.[(e)(n)(p)]	Software		S+ 6.25% (9.92%) 3.38% PIK, 8/23/2031	21,107	20,862	21,107	1.1%
Victors CCC Buyer, LLC[(e)]	Professional Services		S+ 4.75% (8.52%), 6/1/2029	1,551	1,536	1,551	0.1%
Victors CCC Buyer, LLC[(e)(h)]	Professional Services		S+ 4.75%, 6/1/2029	—	(13)	—	—%
Victors CCC Buyer, LLC[(e)(n)]	Professional Services		S+ 4.75% (8.48%), 6/1/2029	23,455	23,197	23,455	1.3%
West Coast Dental Services, Inc.[(e)(h)]	Health Care Providers & Services		S+ 5.75% (9.57%), 7/1/2028	3,630	3,596	2,898	0.2%
West Coast Dental Services, Inc.[(e)(n)]	Health Care Providers & Services		S+ 5.75% (9.57%), 7/1/2028	1,665	1,643	1,332	0.1%
West Coast Dental Services, Inc.[(e)(n)]	Health Care Providers & Services		S+ 5.75% (9.80%), 7/1/2028	27,874	27,571	22,299	1.2%
Westwood Professional Services, Inc.[(e)(h)]	Construction & Engineering		S+ 4.50% (8.17%), 9/19/2031	4,429	4,355	4,429	0.2%
Westwood Professional Services, Inc.[(e)(h)]	Construction & Engineering		S+ 4.50%, 9/19/2031	—	(56)	—	—%
Westwood Professional Services, Inc.[(e)(n)(p)]	Construction & Engineering		S+ 4.50% (8.17%), 9/19/2031	44,848	44,485	44,848	2.4%

The accompanying notes are an integral part of these consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
(dollars in thousands, except share and per share data)
December 31, 2025

Portfolio Company[(k)(o)]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[(i)]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[(d)]
Wharf Street Ratings Acquisition, LLC[(e)(h)]	Capital Markets		S+ 4.75%, 9/16/2032	$ —	$ (14)	$ (28)	0.0%
Wharf Street Ratings Acquisition, LLC[(e)(h)]	Capital Markets		S+ 4.75%, 9/16/2032	—	(27)	(28)	0.0%
Wharf Street Ratings Acquisition, LLC[(e)(n)]	Capital Markets		S+ 4.75% (8.47%), 9/16/2032	25,797	25,544	25,550	1.4%
WHCG Purchaser III, Inc.[(e)]	Health Care Providers & Services		S+ 6.50% (10.17%) 3.25% PIK, 6/29/2029	24,091	24,091	24,091	1.3%
WIN Holdings III Corp.[(e)(h)]	Diversified Consumer Services		S+ 5.00% (8.82%), 1/16/2028	1,192	1,178	1,192	0.1%
WIN Holdings III Corp.[(e)(n)]	Diversified Consumer Services		S+ 5.00% (8.82%), 7/16/2028	41,683	41,590	41,683	2.3%
WIN Holdings III Corp.[(e)(n)]	Diversified Consumer Services		S+ 5.00% (8.83%), 7/16/2028	9,915	9,776	9,915	0.5%
WIN Holdings III Corp.[(e)(n)]	Diversified Consumer Services		S+ 5.00% (8.85%), 7/16/2028	20,255	20,071	20,255	1.1%
Wipfli Advisory, LLC[(e)(h)]	Financial Services		S+ 4.50%, 10/1/2032	—	—	(14)	0.0%
Wipfli Advisory, LLC[(e)(h)]	Financial Services		S+ 4.50%, 10/1/2032	—	(19)	(19)	0.0%
Wipfli Advisory, LLC[(e)(n)]	Financial Services		S+ 4.50% (8.16%), 10/1/2032	16,096	16,055	16,057	0.9%
Zendesk, Inc.[(e)]	Software		S+ 5.00% (8.69%), 11/22/2028	10,462	10,364	10,462	0.6%
Zendesk, Inc.[(e)(n)]	Software		S+ 5.00% (8.69%), 11/22/2028	64,884	64,464	64,884	3.5%
Subtotal Senior Secured First Lien Debt					$ 3,215,223	$ 3,136,374	170.4%
Senior Secured Second Lien Debt – 8.3%[(d)]							
Alera Group, Inc.[(n)(p)]	Insurance		S+ 5.50% (9.22%), 5/30/2033	$ 22,136	$ 22,028	$ 22,528	1.2%
American Rock Salt Company, LLC[(e)(n)]	Chemicals		S+ 7.25% (11.33%), 6/11/2029	6,010	5,971	4,855	0.3%
Ascensus Group Holdings, Inc.[(e)]	Financial Services		S+ 5.25% (8.92%), 11/25/2033	16,682	16,599	16,600	0.9%
Corelogic, Inc.[(n)]	IT Services		S+ 6.50% (10.33%), 6/4/2029	9,272	8,760	9,326	0.5%
Coronis Health I, LLC[(e)(m)]	Health Care Technology		5.00% PIK, 5/1/2032	2,751	2,751	2,751	0.1%
Edelman Financial Center, LLC[(n)]	Capital Markets		S+ 5.25% (8.97%), 10/6/2028	9,500	9,485	9,468	0.5%
Integrated Efficiency Solutions, Inc.[(e)(j)(m)]	Electrical Equipment		10.00% PIK, 12/31/2027	2,143	1,075	668	0.0%
ORG GC Holdings, LLC[(e)(j)(m)]	Professional Services		18.00% PIK, 11/29/2027	7,026	6,226	2,810	0.2%
Pluto Acquisition I, Inc.[(e)(n)]	Health Care Providers & Services		S+ 8.75% (12.49%) PIK, 12/20/2028	40,167	35,489	32,134	1.8%
Therapy Brands Holdings, LLC[(e)(n)]	Health Care Technology		S+ 6.75% (10.58%), 5/18/2029	6,601	6,591	4,786	0.3%
Urban One, Inc.[(b)]	Media	12/18/2025	7.63%, 4/1/2031	951	827	490	0.0%
Victory Buyer, LLC[(e)(n)]	Building Products		S+ 7.00% (10.83%), 11/19/2029	45,990	44,243	45,990	2.5%
Subtotal Senior Secured Second Lien Debt					$ 160,045	$ 152,406	8.3%
Subordinated Debt – 14.1%[(d)]							
Aventine Holdings, LLC[(e)(n)]	Entertainment		10.25% PIK, 12/22/2030	$ 48,681	$ 48,417	$ 41,466	2.4%
Kahala Aviation, LLC (e)[(l)]	Asset Based Financing		13.50%, 8/31/2031	33,911	33,874	33,911	1.8%
Post Road Equipment Finance, LLC[(c)(e)(h)(l)]	Asset Based Financing		S+ 7.75% (11.66%), 12/31/2028	34,000	33,995	34,000	1.8%
Post Road Equipment Finance, LLC[(c)(e)(h)(l)]	Asset Based Financing		S+ 7.75%, 12/31/2028	—	(58)	—	—%
Post Road Equipment Finance, LLC[(c)(e)(l)]	Asset Based Financing		S+ 7.75% (11.66%), 12/31/2028	62,600	62,609	62,601	3.4%
Siena Capital Finance, LLC[(e)(l)]	Asset Based Financing		12.50%, 4/25/2028	77,500	77,526	77,500	4.2%
Smile Brands, Inc.[(e)]	Health Care Providers & Services		14.50% PIK, 10/12/2028	62	62	9	0.0%
WHCG Purchaser III, Inc.[(e)(j)]	Health Care Providers & Services		10.00% PIK, 6/30/2030	20,416	8,388	9,645	0.5%
Subtotal Subordinated Debt					$ 264,813	$ 259,132	14.1%

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands, except share and per share data)

Portfolio Company(k)(o)	Industry	Acquisition Date	Investment Coupon Rate/ Maturity(i)	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets(d)
Collateralized Securities – Debt Investments – 0.2%(d)							
NewStar Arlington Senior Loan Program, LLC 14-1A FR(a)(b)(e)(m)	Capital Markets	1/24/2024	S+ 11.00% (15.12%), 4/25/2031	$ 4,750	$ 4,253	$ 4,322	0.2%
Whitehorse, Ltd. 14-1A E(a)(b)(e)	Capital Markets	1/24/2024	S+ 4.55% (8.67%), 5/1/2026	232	226	62	0.0%
Sub Total Collateralized Securities – Debt Investments					$ 4,479	$ 4,384	0.2%
Collateralized Securities – Equity Investments – 0.0%(d)(s)							
NewStar Arlington Senior Loan Program, LLC 14-1A SUB(a)(b)(e)(m)(r)	Capital Markets	1/24/2024	0.00%, 4/25/2031	$ 31,603	$ 3,163	$ —	—%
Newstar Fairfield Fund CLO, Ltd. 2015-1RA SUB(a)(b)(e)(m)(r)	Capital Markets	1/24/2024	0.00%, 1/20/2027	31,575	—	477	0.0%
Sub Total Collateralized Securities – Equity Investments					$ 3,163	$ 477	0.0%
Equity/Other – 28.2%(d) (f)							
BCPE Oceandrive Buyer, Inc.(b)(e)(g)(l)(p)	Health Care Providers & Services	10/31/2025		$ 265,831	$ 12,528	$ 12,528	0.7%
Black Mountain Sand, LLC(b)(e)(g)(q)	Energy Equipment & Services	7/1/2025		55,436	2,170	1,304	0.1%
Center Phase Energy, LLC(b)(e)(q)	Electric Utilities	6/23/2022		1,680	1,680	2,386	0.1%
Center Phase Energy, LLC(b)(e)(q)	Electric Utilities	8/22/2025		270	446	636	0.0%
Cirque Du Soleil Holding USA Newco, Inc.(a)(b)(g)(m)	Entertainment	1/24/2024		1,413,708	16,128	14,632	0.8%
Cornerstone Chemical, Co.(b)(e)(g)	Chemicals	1/24/2024		327,378	11,626	3,107	0.2%
Coronis Health I, LLC(b)(e)(g)(m)	Health Care Technology	5/1/2025		5,319	4,900	4,900	0.3%
CRS-SPV, Inc.(b)(e)(g)(m)	Chemicals	1/24/2024		246	1,561	2,008	0.1%
FBLC Senior Loan Fund, LLC(b)(c)(e)(l)	Investment in Joint Ventures	1/24/2024		224,956	225,161	224,956	12.2%
Foresight Energy Operating, LLC(b)(e)(g)(q)	Oil, Gas & Consumable Fuels	1/24/2024		158,093	3,063	876	0.0%
GoHealth, Inc.(g)(q)	Insurance			3,131	—	7	0.0%
Gordian Medical, Inc.(b)(e)(g)	Health Care Providers & Services	5/17/2024		157,787	—	—	—%
Gordian Medical, Inc.(b)(e)(n)	Health Care Providers & Services	5/17/2024		166,787	2,997	2,944	0.2%
Higginbotham Insurance Agency, Inc.(b)(e)	Insurance	12/10/2024	10.50%, 11/25/2028	10,199	10,046	10,046	0.5%
Integrated Efficiency Solutions, Inc.(b)(e)(g)(m)(q)	Electrical Equipment	1/24/2024		55,991	—	—	—%
Integrated Efficiency Solutions, Inc.(b)(e)(g)(m)(q)	Electrical Equipment	1/24/2024		57,427	—	—	—%
International Cruise & Excursion Gallery, Inc.(b)(e)(g)(p)	Hotels, Restaurants & Leisure	12/31/2024		179,900	—	—	—%
Kahala Aviation, LLC(b)(e)(g)(l)	Asset Based Financing	10/2/2024		9,745,276	10,359	10,330	0.6%
McDonald Worley, P.C.(b)(e)(g)	Professional Services	1/24/2024		20,167	3,118	10,264	0.6%
MGTF Holdco, LLC(b)(e)(g)(l)(q)	Media	1/24/2024		582,300	—	—	—%
Motor Vehicle Software Corp.(b)(e)(g)(t)	Software	1/24/2024		223,503	349	1,077	0.1%
Muth Mirror Systems, LLC(b)(e)(g)(q)	Automobile Components	1/24/2024		22,819	—	—	—%
Muth Mirror Systems, LLC(b)(e)(g)(q)	Automobile Components	1/24/2024		153,038	—	—	—%

The accompanying notes are an integral part of these consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
(dollars in thousands, except share and per share data)
December 31, 2025

Portfolio Company(k)(o)	Industry	Acquisition Date	Investment Coupon Rate/ Maturity(i)	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets(d)
ORG GC Holdings, LLC(b)(e)(g)(m)(q)	Professional Services	1/24/2024		$ 1,771	$ —	$ —	$ —%
ORG GC Holdings, LLC(b)(e)(g)(m)(q)	Professional Services	2/1/2025	15.00% PIK, 11/29/2031	12,539,911	—	—	—%
PennantPark Credit Opportunities Fund II, LP(a)(b)(g)(m)	Capital Markets	1/24/2024		8,739	962	552	0.0%
Pluralsight, LLC(b)(e)(g)	Software	8/22/2024		2,267,044	5,986	—	—%
Point Broadband Acquisition, LLC(b)(e)(g)(q)	Diversified Telecommunication Services	10/29/2024		164,759	—	124	0.0%
Point Broadband Acquisition, LLC(b)(e)(g)(q)	Diversified Telecommunication Services	10/1/2021		3,710,315	4,941	4,935	0.3%
Post Road Equipment Finance, LLC(b)(c)(e)(l)(q)	Asset Based Financing	12/30/2021		199,972	128,429	128,252	7.0%
Resolute Investment Managers, Inc.(b)(e)(g)	Financial Services	1/24/2024		61,958	2,026	2,022	0.1%
RMP Group, Inc.(b)(e)(g)(q)	Health Care Technology	1/24/2024		223	333	246	0.0%
Siena Capital Finance, LLC(b)(e)(l)	Asset Based Financing	1/24/2024		41,789,400	77,437	77,728	4.2%
Skillsoft Corp.(g)	Professional Services			12,435	187	116	0.0%
Smile Brands, Inc.(b)(e)(g)	Health Care Providers & Services	1/24/2024		439	—	—	—%
Squan Holding Corp.(b)(e)(g)	Wireless Telecommunication Services	1/24/2024		180,835	—	—	—%
Tax Defense Network, LLC(b)(e)(g)	Diversified Consumer Services	1/24/2024		147,099	—	—	—%
Tax Defense Network, LLC(b)(e)(g)	Diversified Consumer Services	1/24/2024		633,382	—	—	—%
Tennenbaum Waterman Fund, LP(a)(b)(g)(m)	Capital Markets	1/24/2024		10,000	1,668	461	0.0%
Travelpro Products, Inc.(a)(b)(e)(g)	Textiles, Apparel & luxury goods	1/24/2024		447,007	913	183	0.0%
WHCG Purchaser III, Inc.(b)(e)(g)	Health Care Providers & Services	8/2/2024		5,448,273	—	—	—%
World Business Lenders, LLC(b)(e)(g)	Financial Services	1/24/2024		922,669	1,617	1,615	0.1%
WPNT, LLC(b)(e)(g)(l)(q)	Media	1/24/2024		582,300	—	—	—%
YummyEarth, Inc.(b)(e)(g)	Food Products	1/24/2024		781	—	—	—%
Subtotal Equity/Other					$ 530,631	$ 518,235	28.2%
Total Investments – 221.2%(d)					**$ 4,178,354**	**$4,071,008**	**221.2%**

Interest Rate Swaps:

Hedged Item	Company Receives	Company Pays	Counterparty	Maturity Date	Notional Amount	Fair Value	Upfront Payments/ Receipts	Change in Unrealized Appreciation/ Depreciation
N/A	S+0.097%	4.14%	Wells Fargo,N.A	1/1/2029	$ 21,863	$ (336)	$ —	$ (336)
2030 Notes	6.00%	S+2.515%	Wells Fargo,N.A	10/2/2030	$ 300,000	$ (609)	$ —	$ (609)

(a) All of the Company's investments, except the investments noted by this footnote, are qualifying assets under Section 55(a) of the Investment Company Act of 1940, as amended (the "1940 Act"). Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. At December 31, 2025, qualifying assets represent 92.2% of the Company's total assets.

The accompanying notes are an integral part of these consolidated financial statements.

(b)   Securities exempt from registration under the Securities Act of 1933 (as defined below), and may be deemed to be "restricted securities." As of December 31, 2025, the aggregate fair value of these securities is $523.7 million or 28.5% of the Company's net assets. The initial acquisition dates have been included for such securities.

(c)   The Company's investment falls under the definition of a significant subsidiary, as it exceeded the threshold of at least one of the tests under Rule 4-08(g), or exceeded the threshold of at least one of the tests under Rule 3-09. See *Note 3* for summarized financial information.

(d)   Percentages are based on net assets attributable to common stock as of December 31, 2025.

(e)   The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's Board of Directors (as defined below) as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See *Note 3* to the consolidated financial statements).

(f)   All amounts are in thousands except share amounts.

(g)   Non-income producing at December 31, 2025.

(h)   Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The investment may be subject to an unused/letter of credit facility fee. The negative fair value, if applicable, is the result of the capitalized discount on the loan or the unfunded commitment being valued below par. The negative amortized cost, if applicable, is the result of the capitalized discount being greater than the principal amount outstanding on the loan. Please refer to *Note 7 — Commitments and Contingencies* for additional details.

(i)   The majority of the investments bear interest at a rate that may be determined by reference Secured Overnight Financing Rate ("SOFR" or "S"), Canadian Overnight Repo Rate Average ("C"), or Prime ("P") and which reset daily, monthly, quarterly, or semiannually. For each, the Company has provided the spread over the relevant reference rate and the current interest rate in effect at December 31, 2025. Certain investments are subject to reference rate floors. For fixed rate loans, a spread above a reference rate is not applicable. For funded floating rate securities, the all-in rate is disclosed within parentheses.

(j)   The investment is on non-accrual status as of December 31, 2025.

(k)   Unless otherwise indicated, all investments in the consolidated schedules of investments are non-affiliated, non-controlled investments.

(l)   The provisions of the 1940 Act classify investments based on the level of control that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be "non-controlled" when the Company owns 25% or less of the portfolio company's outstanding voting securities and/or does not have the power to exercise control over the management or policies of such portfolio company. A company is generally presumed to be "controlled" when the Company owns more than 25% of the portfolio company's outstanding voting securities and/or has the power to exercise control over the management or policies of such portfolio company. The Company classifies this investment as "controlled."

(m)   The provisions of the 1940 Act classify investments further based on the level of ownership that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as "non-affiliated" when the Company owns less than 5% of a portfolio company's outstanding voting securities and "affiliated" when the Company owns 5% or more of a portfolio company's outstanding voting securities. The Company classifies this investment as "affiliated."

(n)   The Company's investment or a portion thereof is pledged as collateral under the JPM Credit Facility.

(o)   Unless otherwise indicated, all of the Company's investments or a portion thereof are pledged as collateral under the JPM Revolver Facility.

(p)   The Company's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(q)   Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.

(r)   The Collateralized Securities — subordinated notes are treated as equity investments and are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund's securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

(s)   For equity investments in Collateralized Securities, the effective yield is presented in place of the investment coupon rate for each investment. Refer to footnote (r) for a further description of an equity investment in a Collateralized Security.

(t)   The investment is held through BSP TCAP Acquisition Holdings LP, which is an affiliated acquisition entity. Due to certain restrictions, such as limits on the number of partners allowable within the equity structures of the newly acquired investments, these investments are still held within the acquisition entity as of December 31, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands, except share and per share data)

The following table shows the portfolio composition by industry grouping based on fair value at December 31, 2025:

Industry[1]	Investments at Fair Value	Percentage of Total Portfolio
Professional Services	$ 468,638	11.8%
Health Care Providers & Services	433,153	10.6%
Asset Based Financing	424,322	10.4%
Software	405,047	9.9%
Machinery	227,597	5.6%
Investment in Joint Ventures	224,956	5.5%
Financial Services	221,401	5.4%
Electrical Equipment	163,288	4.0%
Media	113,197	2.8%
Containers & Packaging	109,440	2.7%
Commercial Services & Supplies	101,361	2.5%
Entertainment	90,684	2.2%
Construction & Engineering	86,266	2.1%
Aerospace & Defense	81,200	2.0%
Diversified Consumer Services	80,526	2.0%
Insurance	76,024	1.9%
Trading Companies & Distributors	74,348	1.8%
Consumer Staples Distribution & Retail	68,370	1.7%
Food Products	65,770	1.6%
Chemicals	61,823	1.5%
Specialty Retail	58,305	1.4%
Capital Markets	57,134	1.4%
Wireless Telecommunication Services	52,129	1.3%
Diversified Telecommunication Services	46,945	1.2%
Building Products	45,990	1.1%
Distributors	29,722	0.7%
Electric Utilities	28,513	0.7%
Transportation Infrastructure	27,070	0.7%
Metals & Mining	25,657	0.6%
Health Care Technology	23,005	0.6%
Air Freight & Logistics	20,758	0.5%
Beverages	20,556	0.5%
Ground Transportation	19,936	0.5%
Health Care Equipment & Supplies	12,438	0.3%
IT Services	9,326	0.2%
Automobile Components	8,020	0.2%
Oil, Gas & Consumable Fuels	5,248	0.1%

The accompanying notes are an integral part of these consolidated financial statements.

F-21

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
(dollars in thousands, except share and per share data)
December 31, 2025

Industry[1]	Investments at Fair Value	Percentage of Total Portfolio
Hotels, Restaurants & Leisure	$ 1,358	0.0%
Energy Equipment & Services	1,304	0.0%
Textiles, Apparel & luxury goods	183	0.0%
Total	$ 4,071,008	100.0%

(1) The Company has reclassified certain industry groupings of its portfolio companies presented in the consolidated financial statements effective December 31, 2025, to align with Global Industry Classification Standard ("GICS"), when applicable. The reclassifications had no impact on the consolidated statements of assets and liabilities as of December 31, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

F-22

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED SCHEDULES OF INVESTMENTS
(dollars in thousands, except share and per share data)
December 31, 2024

Portfolio Company[(k)(o)]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[(i)]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[(d)]
Senior Secured First Lien Debt – 155.2%[(d)]							
1236904 BC, Ltd.[(e)(n)]	Software/Services		S+ 7.50% (11.96%), 3/4/2027	$ 14,624	$ 14,715	$ 14,846	0.8%
1236904 BC, Ltd.[(e)(n)(p)]	Software/Services		S+ 5.50% (9.97%), 3/4/2027	18,025	17,614	17,431	0.9%
ADCS Clinics Intermediate Holdings, LLC[(e)]	Healthcare		S+ 6.25% (10.78%), 5/7/2027	125	124	124	0.0%
ADCS Clinics Intermediate Holdings, LLC[(e)(h)]	Healthcare		S+ 6.25% (10.63%), 5/7/2026	154	151	141	0.0%
ADCS Clinics Intermediate Holdings, LLC[(e)(n)]	Healthcare		S+ 6.25% (10.64%), 5/7/2027	3,894	3,858	3,865	0.2%
ADCS Clinics Intermediate Holdings, LLC[(e)(n)]	Healthcare		S+ 6.25% (10.78%), 5/7/2027	18,996	18,826	18,854	1.0%
Adelaide Borrower, LLC[(e)(h)]	Software/Services		S+ 6.25%, 5/8/2030	—	(74)	(142)	0.0%
Adelaide Borrower, LLC[(e)(h)]	Software/Services		S+ 6.25%, 5/8/2030	—	(89)	(89)	0.0%
Adelaide Borrower, LLC[(e)(n)(p)]	Software/Services		S+ 6.25% (10.58%), 5/8/2030	35,284	34,622	34,652	1.8%
Alera Group Intermediate Holdings, Inc.[(e)(h)]	Financials		S+ 5.75% (10.09%), 10/2/2028	4,686	4,663	4,686	0.2%
Alera Group Intermediate Holdings, Inc.[(e)(n)]	Financials		S+ 5.25% (9.61%), 10/2/2028	8,609	8,575	8,609	0.5%
Alera Group Intermediate Holdings, Inc.[(e)(n)]	Financials		S+ 5.25% (9.61%), 10/2/2028	17,267	17,197	17,267	0.9%
American Rock Salt Company, LLC[(n)]	Chemicals		S+ 4.00% (8.78%), 6/9/2028	1,998	1,994	1,796	0.1%
Arch Global Precision, LLC[(e)]	Industrials		S+ 4.75% (9.18%), 4/1/2026	2,308	2,310	2,308	0.1%
Arch Global Precision, LLC[(e)(h)]	Industrials		S+ 4.75% (9.18%), 4/1/2025	992	993	992	0.1%
Arch Global Precision, LLC[(e)(n)(p)]	Industrials		S+ 4.75% (9.18%), 4/1/2026	7,326	7,332	7,326	0.4%
Arctic Holdco, LLC[(e)(h)]	Paper & Packaging		S+ 6.00% (10.46%), 12/23/2026	3,926	3,918	3,926	0.2%
Arctic Holdco, LLC[(e)(n)(p)]	Paper & Packaging		S+ 6.00% (10.46%), 12/23/2026	59,404	58,827	59,404	3.1%
Armada Parent, Inc.[(e)(h)]	Industrials		S+ 5.75%, 10/29/2027	—	(23)	—	—%
Armada Parent, Inc.[(e)(h)(n)]	Industrials		S+ 5.75% (10.36%), 10/29/2027	3,203	3,164	3,203	0.2%
Armada Parent, Inc.[(e)(n)]	Industrials		S+ 5.75% (10.36%), 10/29/2027	63,569	62,862	63,569	3.3%
Artifact Bidco, Inc.[(e)(h)]	Software/Services		S+ 4.50%, 7/28/2031	—	(13)	(25)	0.0%
Artifact Bidco, Inc.[(e)(h)]	Software/Services		S+ 4.50%, 7/26/2030	—	(18)	(18)	0.0%
Artifact Bidco, Inc.[(e)(n)(p)]	Software/Services		S+ 4.50% (8.83%), 7/28/2031	10,875	10,772	10,773	0.6%
AuditBoard, Inc.[(e)]	Software/Services		S+ 4.75% (9.08%), 7/12/2031	22,887	22,663	22,674	1.2%
AuditBoard, Inc.[(e)(h)]	Software/Services		S+ 4.75%, 7/12/2031	—	(51)	(101)	0.0%
AuditBoard, Inc.[(e)(h)]	Software/Services		S+ 4.75%, 7/12/2031	—	(41)	(41)	0.0%
Avalara, Inc.[(e)(h)]	Software/Services		S+ 6.25%, 10/19/2028	—	(31)	—	—%
Avalara, Inc.[(e)(n)]	Software/Services		S+ 6.25% (10.58%), 10/19/2028	60,192	59,252	60,192	3.2%
Aventine Holdings, LLC[(e)(n)]	Media/Entertainment		S+ 6.00% (10.43%) 3.00% PIK, 6/18/2027	16,367	16,231	16,153	0.8%
Aventine Holdings, LLC[(e)(n)(p)]	Media/Entertainment		S+ 6.00% (10.43%) 3.00% PIK, 6/18/2027	41,344	40,983	40,802	2.1%
Axiom Global, Inc.[(n)(p)]	Business Services		S+ 4.75% (9.44%), 10/2/2028	47,132	46,900	45,600	2.4%
Azurite Intermediate Holdings, Inc.[(e)]	Software/Services		S+ 6.50% (10.86%), 3/19/2031	9,961	9,820	9,961	0.5%
Azurite Intermediate Holdings, Inc.[(e)]	Software/Services		S+ 6.50% (10.86%), 3/19/2031	22,639	22,318	22,639	1.2%
Azurite Intermediate Holdings, Inc.[(e)(h)]	Software/Services		S+ 6.50%, 3/19/2031	—	(48)	—	—%
BCPE Oceandrive Buyer, Inc.[(e)(j)]	Healthcare		S+ 6.00% (10.87%), 12/30/2026	5,281	5,108	2,641	0.1%
BCPE Oceandrive Buyer, Inc.[(e)(j)(n)]	Healthcare		S+ 6.25% (10.94%) PIK, 12/29/2028	2,760	2,690	1,380	0.1%
BCPE Oceandrive Buyer, Inc.[(e)(j)(n)(p)]	Healthcare		S+ 6.25% (10.94%) 3.00% PIK, 12/29/2028	5,434	5,274	2,717	0.1%
BCPE Oceandrive Buyer, Inc.[(e)(j)(n)(p)]	Healthcare		S+ 6.25% (10.94%) 3.00% PIK, 12/29/2028	32,603	31,676	16,302	0.9%
Big Apple Advisory, LLC[(e)(h)]	Business Services		S+ 4.50%, 11/18/2031	—	(113)	(225)	0.0%
Big Apple Advisory, LLC[(e)(h)]	Business Services		S+ 4.50%, 11/18/2031	—	(63)	(63)	0.0%
Big Apple Advisory, LLC[(e)(n)(p)]	Business Services		P+ 3.50% (11.00%), 11/18/2031	47,523	47,054	47,055	2.5%
Bingo Group Buyer, Inc.[(e)(h)]	Utilities		S+ 5.00%, 7/10/2031	—	(10)	(20)	0.0%
Bingo Group Buyer, Inc.[(e)(h)]	Utilities		S+ 5.00% (9.33%), 7/10/2031	20	12	12	0.0%

The accompanying notes are an integral part of these consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
(dollars in thousands, except share and per share data)
December 31, 2024

Portfolio Company[k][o]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[i]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[d]
Bingo Group Buyer, Inc.[e][n][p]	Utilities		S+ 5.00% (9.33%), 7/10/2031	$ 5,464	$ 5,398	$ 5,401	0.3%
Capstone Logistics[e][h]	Transportation		S+ 4.50%, 11/13/2029	—	(1)	—	—%
Capstone Logistics[e][n]	Transportation		S+ 4.50% (8.96%), 11/13/2029	20,758	20,773	20,758	1.1%
Carr, Riggs & Ingram Capital, LLC[e][h]	Business Services		S+ 4.75%, 11/18/2031	—	(29)	(58)	0.0%
Carr, Riggs & Ingram Capital, LLC[e][h]	Business Services		S+ 4.75% (9.23%), 11/18/2031	339	313	313	0.0%
Carr, Riggs & Ingram Capital, LLC[e][n][p]	Business Services		S+ 4.75% (9.24%), 11/18/2031	11,708	11,592	11,593	0.6%
Center Phase Energy, LLC[e][n]	Utilities		S+ 6.00% (10.50%), 6/23/2027	10,305	10,199	10,305	0.5%
Cold Spring Brewing, Co.[e][n][p]	Food & Beverage		S+ 4.75% (9.05%), 12/10/2030	24,155	23,913	23,913	1.3%
Communication Technology Intermediate, LLC[e][h]	Business Services		S+ 5.50% (9.86%), 5/5/2027	1,188	1,180	1,188	0.1%
Communication Technology Intermediate, LLC[e][n]	Business Services		S+ 5.50% (9.86%), 5/5/2027	24,930	24,847	24,930	1.3%
Communication Technology Intermediate, LLC[e][n]	Business Services		S+ 5.50% (9.88%), 5/5/2027	24,603	24,386	24,603	1.3%
Communication Technology Intermediate, LLC[e][n][p]	Business Services		S+ 5.50% (9.86%), 5/5/2027	8,672	8,654	8,672	0.5%
Consolidated Precision Products Corp.[e][r]	Industrials		10.14%, 1/1/2030	24,956	24,956	24,956	1.3%
Corfin Industries, LLC[e]	Industrials		S+ 5.25% (10.61%), 12/27/2027	1,566	1,568	1,566	0.1%
Corfin Industries, LLC[e]	Industrials		S+ 5.25% (10.61%), 12/27/2027	9,532	9,546	9,532	0.5%
Corfin Industries, LLC[e][n][p]	Industrials		S+ 5.25% (10.61%), 2/5/2026	16,017	16,033	16,017	0.8%
Cornerstone Chemical, Co.[b][e]	Chemicals	1/24/2024	10.25%, 2.00% PIK, 9/1/2027	1,262	466	884	0.0%
Coronis Health, LLC[e][j]	Healthcare		S+ 6.25% (11.57%), 7/28/2028	2,001	1,928	801	0.0%
Coronis Health, LLC[e][j][n]	Healthcare		S+ 6.25% (11.58%), 7/27/2029	24,771	23,606	9,908	0.5%
Demakes Borrower, LLC[e][h]	Food & Beverage		S+ 6.00%, 12/12/2029	—	(14)	—	—%
Demakes Borrower, LLC[e][n]	Food & Beverage		S+ 6.00% (10.45%), 12/12/2029	17,756	17,392	17,756	0.9%
Division Holding Corp.[n]	Business Services		S+ 4.75% (9.22%), 5/26/2028	3,413	3,390	3,413	0.2%
Dynagrid Holdings, LLC[e][n]	Utilities		S+ 5.50% (9.98%), 12/18/2025	3,633	3,637	3,633	0.2%
Dynagrid Holdings, LLC[e][n][p]	Utilities		S+ 5.50% (9.98%), 12/18/2025	8,873	8,881	8,873	0.5%
Dynagrid Holdings, LLC[e][n][p]	Utilities		S+ 5.50% (9.98%), 12/18/2025	3,094	3,053	3,094	0.2%
Dynagrid Holdings, LLC[e][p]	Utilities		S+ 5.50% (9.98%), 12/18/2025	13,230	13,242	13,230	0.7%
Electric Power Engineers, LLC[e][h]	Business Services		S+ 4.50%, 12/31/2031	—	(66)	(133)	0.0%
Electric Power Engineers, LLC[e][h]	Business Services		S+ 4.50%, 12/31/2031	—	(53)	(53)	0.0%
Electric Power Engineers, LLC[e][n][p]	Business Services		S+ 4.50% (8.83%), 12/31/2031	27,909	27,630	27,630	1.4%
Eliassen Group, LLC[e][n]	Business Services		S+ 5.75% (10.34%), 4/14/2028	1,358	1,355	1,358	0.1%
Eliassen Group, LLC[e][n][p]	Business Services		S+ 5.75% (10.08%), 4/14/2028	16,976	16,872	16,976	0.9%
Faraday Buyer, LLC[e][h]	Utilities		S+ 6.00%, 10/11/2028	—	(14)	(92)	0.0%
Faraday Buyer, LLC[e][n]	Utilities		S+ 6.00% (10.33%), 10/11/2028	41,222	41,222	40,542	2.1%
Faraday Buyer, LLC[e][n]	Utilities		S+ 6.00% (10.33%), 10/11/2028	8,733	8,599	8,589	0.4%
FGT Purchaser, LLC[e]	Consumer		S+ 5.50% (10.20%), 9/13/2028	3,120	3,113	2,697	0.1%

The accompanying notes are an integral part of these consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
(dollars in thousands, except share and per share data)
December 31, 2024

Portfolio Company(k)(o)	Industry	Acquisition Date	Investment Coupon Rate/ Maturity(i)	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets(d)
FGT Purchaser, LLC(e)(n)	Consumer		S+ 5.50% (10.20%), 9/13/2028	$ 30,498	$ 30,414	$ 26,365	1.4%
Florida Food Products, LLC(e)(n)	Food & Beverage		S+ 5.00% (9.59%), 10/18/2028	12,082	11,930	10,603	0.6%
FloWorks International, LLC(e)(h)	Industrials		S+ 4.75%, 11/26/2031	—	(24)	(49)	0.0%
FloWorks International, LLC(e)(n)(p)	Industrials		S+ 4.75% (9.27%), 11/26/2031	39,663	39,269	39,272	2.1%
Foresight Energy Operating, LLC(e)	Energy		S+ 8.00% (12.43%), 6/30/2027	1,051	1,052	1,051	0.1%
Galway Borrower, LLC(e)(h)	Financials		S+ 4.50% (8.83%), 9/29/2028	278	265	278	0.0%
Galway Borrower, LLC(e)(h)	Financials		S+ 4.50% (8.83%), 9/29/2028	81	63	81	0.0%
Galway Borrower, LLC(e)(n)	Financials		S+ 4.50% (8.83%), 9/29/2028	38,532	38,427	38,532	2.0%
Green Energy Partners/Stonewall, LLC(n)	Utilities		S+ 6.00% (10.59%), 11/12/2026	14,562	14,534	14,617	0.8%
Ground Penetrating Radar Systems, LLC(e)(h)	Business Services		S+ 5.25%, 4/2/2031	—	(13)	—	—%
Ground Penetrating Radar Systems, LLC(e)(h)	Business Services		P+ 4.25% (11.75%), 4/2/2031	131	117	131	0.0%
Ground Penetrating Radar Systems, LLC(e)(n)(p)	Business Services		S+ 5.25% (9.77%), 4/2/2031	8,251	8,135	8,251	0.4%
HealthEdge Software, Inc.(e)	Healthcare		S+ 4.75% (9.15%), 7/16/2031	9,542	9,449	9,453	0.5%
HealthEdge Software, Inc.(e)(h)	Healthcare		S+ 4.75%, 7/16/2031	—	(27)	(27)	0.0%
HealthEdge Software, Inc.(e)(n)(p)	Healthcare		S+ 4.75% (9.13%), 7/16/2031	21,630	21,422	21,429	1.1%
Hospice Care Buyer, Inc.(e)	Healthcare		S+ 6.50% (10.99%), 12/9/2026	2,154	2,120	2,154	0.1%
Hospice Care Buyer, Inc.(e)	Healthcare		S+ 6.50% (10.99%), 12/9/2026	4,661	4,592	4,661	0.2%
Hospice Care Buyer, Inc.(e)(h)	Healthcare		S+ 6.50% (10.73%), 12/9/2026	1,649	1,639	1,649	0.1%
Hospice Care Buyer, Inc.(e)(n)	Healthcare		S+ 6.50% (10.99%), 12/9/2026	3,563	3,508	3,563	0.2%
Hospice Care Buyer, Inc.(e)(n)	Healthcare		S+ 6.50% (10.99%), 12/9/2026	25,076	24,694	25,076	1.3%
Hospice Care Buyer, Inc.(e)(n)	Healthcare		S+ 6.50% (10.99%), 12/9/2026	8,484	8,352	8,484	0.4%
Hospice Care Buyer, Inc.(e)(n)	Healthcare		S+ 6.50% (10.99%), 12/9/2026	6,509	6,405	6,509	0.3%
ICR Operations, LLC(e)	Business Services		S+ 5.50% (9.98%), 11/22/2028	41,292	40,750	41,292	2.2%
ICR Operations, LLC(e)	Business Services		S+ 5.50% (9.98%), 11/22/2028	2,243	2,214	2,243	0.1%
ICR Operations, LLC(e)(h)	Business Services		S+ 5.50% (10.00%), 11/22/2027	6,101	6,056	6,101	0.3%
ICR Operations, LLC(e)(h)	Business Services		S+ 5.50% (10.00%), 11/22/2027	1,597	1,597	1,597	0.1%
Ideal Tridon Holdings, Inc.(e)(h)	Industrials		S+ 6.75%, 4/5/2028	—	—	7	0.0%
Ideal Tridon Holdings, Inc.(e)(n)(p)	Industrials		S+ 6.75% (11.34%), 4/5/2028	29,864	29,281	29,938	1.6%
IG Investments Holdings, LLC(e)(h)	Business Services		S+ 5.00%, 9/22/2028	—	(25)	—	—%
IG Investments Holdings, LLC(e)(n)	Business Services		S+ 5.00% (9.57%), 9/22/2028	26,263	26,263	26,263	1.4%
Indigo Buyer, Inc.(e)	Paper & Packaging		S+ 6.25% (10.92%), 5/23/2028	7,861	7,762	7,861	0.4%
Indigo Buyer, Inc.(e)(h)	Paper & Packaging		S+ 5.25%, 5/23/2028	—	(77)	(114)	0.0%
Indigo Buyer, Inc.(e)(h)	Paper & Packaging		S+ 6.25%, 5/23/2028	—	(33)	—	—%
Indigo Buyer, Inc.(e)(n)	Paper & Packaging		S+ 5.25% (9.94%), 5/23/2028	11,372	11,215	11,258	0.6%
Indigo Buyer, Inc.(e)(n)	Paper & Packaging		S+ 6.25% (10.92%), 5/23/2028	12,661	12,502	12,661	0.7%
Indigo Buyer, Inc.(e)(n)	Paper & Packaging		S+ 6.25% (10.86%), 5/23/2028	29,600	29,227	29,600	1.5%
Integrated Efficiency Solutions, Inc.(e)(h)(m)	Industrials		7.50%, 12/31/2025	210	210	210	0.0%
Integrated Efficiency Solutions, Inc.(e)(m)	Industrials		7.50%, 12/31/2025	1,393	1,394	1,393	0.1%
Integrated Global Services, Inc.(e)	Industrials		S+ 6.00% (10.48%), 2/4/2026	1,825	1,825	1,825	0.1%
Integrated Global Services, Inc.(e)(h)	Industrials		S+ 6.00%, 9/22/2028	—	(52)	—	—%
Integrated Global Services, Inc.(e)(p)	Industrials		S+ 6.00% (10.67%), 2/4/2026	13,510	13,439	13,510	0.7%

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands, except share and per share data)

Portfolio Company[(k)(o)]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[(i)]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[(d)]
International Cruise & Excursion Gallery, Inc.[(e)(p)]	Business Services		S+ 6.00% (10.33%), 12/31/2028	$ 1,439	$ 1,439	$ 1,439	0.1%
IQN Holding Corp.[(e)(h)]	Software/Services		S+ 5.25% (9.76%), 5/2/2028	595	592	595	0.0%
IQN Holding Corp.[(e)(n)(p)]	Software/Services		S+ 5.25% (9.76%), 5/2/2029	17,184	17,084	17,184	0.9%
J&K Ingredients, LLC[(e)(n)]	Food & Beverage		S+ 6.50% (10.83%), 11/16/2028	12,344	12,104	12,344	0.6%
Kissner Milling Co., Ltd.[(b)(n)]	Industrials	4/16/2021	4.88%, 5/1/2028	5,258	5,078	4,950	0.3%
Knowledge Pro Buyer, Inc.[(e)(h)]	Business Services		S+ 5.00% (9.46%), 12/10/2027	294	284	294	0.0%
Knowledge Pro Buyer, Inc.[(e)(h)(n)]	Business Services		S+ 5.00% (9.46%), 12/10/2027	16,445	16,328	16,445	0.9%
Knowledge Pro Buyer, Inc.[(e)(n)(p)]	Business Services		S+ 5.00% (9.46%), 12/10/2027	34,952	34,857	34,952	1.8%
Labrie Environmental Group, LLC[(a)(e)]	Industrials		S+ 5.50% (9.96%), 9/1/2026	21,894	21,327	21,894	1.1%
Lakeland Tours, LLC[(e)(j)(n)(p)]	Education		8.00%, 9/25/2027	6,118	4,764	1,414	0.1%
LaserShip, Inc.[(n)]	Transportation		S+ 7.00% (11.78%), 1/2/2029	1,394	1,394	1,096	0.1%
LaserShip, Inc.[(n)]	Transportation		S+ 7.50% (12.28%), 8/10/2029	2,668	2,668	978	0.1%
LSF12 Donnelly Bidco, LLC[(e)(n)]	Industrials		S+ 6.50% (10.86%), 10/2/2029	18,930	18,552	18,930	1.0%
Mandrake Bidco, Inc.[(e)(h)]	Industrials		S+ 4.75%, 8/20/2030	—	(96)	(96)	0.0%
Mandrake Bidco, Inc.[(e)(n)(p)]	Industrials		S+ 4.75% (9.34%), 8/20/2031	63,133	62,517	62,532	3.3%
Manna Pro Products, LLC[(e)]	Consumer		S+ 6.00% (10.54%), 12/10/2026	3,915	3,808	3,293	0.2%
Manna Pro Products, LLC[(e)(h)]	Consumer		S+ 6.00% (10.54%), 12/10/2026	2,638	2,589	2,208	0.1%
Manna Pro Products, LLC[(e)(p)]	Consumer		S+ 6.00% (10.54%), 12/10/2026	1,866	1,815	1,570	0.1%
Manna Pro Products, LLC[(e)(p)]	Consumer		S+ 6.00% (10.54%), 12/10/2026	6,712	6,529	5,645	0.3%
Manna Pro Products, LLC[(e)(p)]	Consumer		S+ 6.00% (10.54%), 12/10/2026	23,673	23,026	19,909	1.0%
McDonald Worley, P.C.[(e)(j)]	Business Services		26.00% PIK, 12/31/2025	25,927	12,659	12,442	0.7%
Medical Depot Holdings, Inc.[(e)]	Healthcare		S+ 10.00% (14.43%) 9.00% PIK, 6/1/2025	4,155	4,157	4,155	0.2%
Medical Depot Holdings, Inc.[(e)(n)(p)]	Healthcare		S+ 9.50% (14.20%) 4.00% PIK, 6/1/2025	21,565	21,049	21,727	1.1%
Medical Management Resource Group, LLC[(e)(h)]	Healthcare		S+ 6.00% (10.43%), 9/30/2026	1,235	1,224	1,207	0.1%
Medical Management Resource Group, LLC(e)(n[)]	Healthcare		S+ 6.00% (10.43%), 9/30/2027	9,406	9,313	9,279	0.5%
Medical Management Resource Group, LLC[(e)(n)]	Healthcare		S+ 6.00% (10.43%), 9/30/2027	22,773	22,547	22,466	1.2%
MGTF Radio Company, LLC[(e)(l)]	Media/Entertainment		S+ 6.00% (10.33%), 4/1/2025	45,021	44,916	31,672	1.7%
Midwest Can Company, LLC[(e)(n)(p)]	Paper & Packaging		S+ 6.00% (10.36%), 3/2/2026	29,913	29,914	29,913	1.6%
Miller Environmental Group, Inc.[(e)(h)]	Business Services		S+ 4.75%, 9/6/2031	—	(35)	(70)	0.0%
Miller Environmental Group, Inc.[(e)(h)]	Business Services		S+ 4.75%, 9/6/2031	—	(17)	(35)	0.0%
Miller Environmental Group, Inc.[(e)(h)]	Business Services		S+ 4.75%, 9/6/2031	—	(35)	(35)	0.0%
Miller Environmental Group, Inc.[(e)(n)(p)]	Business Services		S+ 4.75% (9.08%), 9/10/2031	17,591	17,467	17,464	0.9%
Mirra-Primeaccess Holdings, LLC[(e)(h)]	Healthcare		S+ 6.50% (11.09%), 7/29/2026	8,442	8,422	6,754	0.4%
Mirra-Primeaccess Holdings, LLC[(e)(n)]	Healthcare		S+ 6.50% (11.09%), 7/29/2026	68,799	68,655	58,479	3.1%
MRI Software, LLC	Software/Services		S+ 4.75% (9.08%), 2/10/2027	2,204	2,204	2,198	0.1%
MRI Software, LLC[(e)(h)]	Software/Services		S+ 4.75% (9.08%), 2/10/2027	647	606	588	0.0%
Muth Mirror Systems, LLC[(e)]	Technology		11.00%, 4.00% PIK, 4/23/2025	1,354	1,250	1,083	0.1%
Muth Mirror Systems, LLC[(e)(n)(p)]	Technology		11.00%, 4.00% PIK, 4/23/2025	14,794	14,503	11,836	0.6%
New Star Metals, Inc.[(e)(n)(p)]	Industrials		S+ 5.00% (9.58%), 1/9/2026	30,109	29,388	28,751	1.5%

The accompanying notes are an integral part of these consolidated financial statements.

F-26

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
(dollars in thousands, except share and per share data)
December 31, 2024

Portfolio Company[k][o]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[i]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[d]
Norvax, LLC[a][e][h]	Business Services		S+ 6.50% (11.17%), 6/30/2025	$ 195	$ 195	$ 195	0.0%
Odessa Technologies, Inc.[e][h]	Software/Services		S+ 5.50%, 10/19/2027	—	(16)	—	—%
Odessa Technologies, Inc.[e][n]	Software/Services		S+ 5.50% (9.96%), 10/19/2027	20,446	20,391	20,446	1.1%
ORG GC Holdings, LLC[e][m]	Business Services		S+ 6.50% (11.09%), 11/29/2026	10,111	10,125	10,112	0.5%
PetVet Care Centers, LLC[e][h]	Healthcare		S+ 6.00%, 11/15/2030	—	(9)	(68)	0.0%
PetVet Care Centers, LLC[e][h]	Healthcare		S+ 6.00%, 11/15/2029	—	(17)	(68)	0.0%
PetVet Care Centers, LLC[e][n][p]	Healthcare		S+ 6.00% (10.36%), 11/15/2030	30,605	30,089	30,091	1.6%
Pie Buyer, Inc.[e][h]	Food & Beverage		S+ 5.50% (10.04%), 4/6/2026	2,065	2,060	2,013	0.1%
Pie Buyer, Inc.[e][n]	Food & Beverage		S+ 5.50% (10.04%), 2.50% PIK, 4/5/2027	2,247	2,243	2,202	0.1%
Pie Buyer, Inc.[e][n]	Food & Beverage		S+ 5.50% (11.01%) 2.50% PIK, 4/5/2027	8,566	8,541	8,395	0.4%
Pie Buyer, Inc.[e][n][p]	Food & Beverage		S+ 5.50% (10.84%) 2.50% PIK, 4/5/2027	2,896	2,888	2,838	0.1%
Pie Buyer, Inc.[e][n][p]	Food & Beverage		S+ 5.50% (11.01%) 2.50% PIK, 4/5/2027	39,580	39,453	38,788	2.0%
PlayPower, Inc.[e][h]	Industrials		S+ 5.25%, 8/28/2030	—	(37)	(37)	0.0%
PlayPower, Inc.[e][n][p]	Industrials		S+ 5.25% (9.58%), 8/28/2030	17,261	17,011	17,016	0.9%
Pluralsight, LLC[e]	Software/Services		S+ 4.50% (9.01%) 1.50% PIK, 8/22/2029	4,551	4,551	4,551	0.2%
Pluralsight, LLC[e]	Software/Services		S+ 7.50% (12.01%) PIK, 8/22/2029	7,020	7,020	7,020	0.4%
Pluralsight, LLC[e]	Software/Services		S+ 4.50% (9.01%) 1.50% PIK, 8/22/2029	2,312	2,312	2,312	0.1%
Pluto Acquisition I, Inc.	Healthcare		S+ 5.50% (9.84%), 6/20/2028	3,304	3,304	3,366	0.2%
Point Broadband Acquisition, LLC[e][n]	Telecom		S+ 5.50% (9.90%), 10/2/2028	11,592	11,547	11,592	0.6%
Point Broadband Acquisition, LLC[e][n]	Telecom		S+ 5.50% (10.09%), 10/2/2028	27,502	27,384	27,502	1.4%
Questex, Inc.[e][h]	Media/Entertainment		S+ 5.50%, 5/15/2029	—	(34)	(34)	0.0%
Questex, Inc.[e][n][p]	Media/Entertainment		S+ 5.50% (10.02%), 5/15/2029	15,101	14,816	14,837	0.8%
Reagent Chemical and Research, LLC[e][h]	Chemicals		S+ 5.25%, 4/30/2030	—	(133)	(135)	0.0%
Reagent Chemical and Research, LLC[e][n][p]	Chemicals		S+ 5.25% (9.61%), 4/30/2031	53,090	52,104	52,128	2.7%
Relativity Oda, LLC[e][n][p]	Software/Services		S+ 4.50% (8.86%), 5/12/2029	7,717	7,693	7,717	0.4%
REP TEC Intermediate Holdings, Inc.[e][n][p]	Software/Services		S+ 5.50% (9.83%), 12/1/2027	24,481	24,468	24,481	1.3%
Rialto Management Group, LLC[e][h]	Financials		S+ 5.00%, 12/5/2030	—	(7)	(8)	0.0%
Rialto Management Group, LLC[e][n][p]	Financials		S+ 5.00% (9.53%), 12/5/2030	21,834	21,616	21,616	1.1%
Roadsafe Holdings, Inc.[e][n]	Industrials		S+ 5.75% (11.06%), 10/19/2027	7,362	7,371	7,362	0.4%
Roadsafe Holdings, Inc.[e][n]	Industrials		S+ 5.75% (11.06%), 10/19/2027	6,849	6,818	6,849	0.4%
Roadsafe Holdings, Inc.[e][n][p]	Industrials		P+ 4.75% (12.25%), 10/19/2027	1,087	1,066	1,087	0.1%
Roadsafe Holdings, Inc.[e][n][p]	Industrials		S+ 5.75% (10.27%), 10/19/2027	12,059	12,018	12,059	0.6%
RSC Acquisition, Inc.[e]	Financials		S+ 4.75% (9.34%), 11/1/2029	1,695	1,695	1,695	0.1%
RSC Acquisition, Inc.[e]	Financials		S+ 4.75% (9.26%), 11/1/2029	9,007	9,007	9,007	0.5%
RSC Acquisition, Inc.[e][h]	Financials		S+ 4.75%, 11/1/2029	—	(45)	—	—%
RSC Acquisition, Inc.[e][h]	Financials		S+ 4.75%, 11/1/2029	—	(6)	—	—%
RSC Acquisition, Inc.[e][n]	Financials		S+ 4.75% (9.26%), 11/1/2029	7,116	7,122	7,116	0.4%
RSC Acquisition, Inc.[e][n][p]	Financials		S+ 4.75% (9.08%), 11/1/2029	21,593	21,587	21,593	1.1%
Saturn SHC Buyer Holdings, Inc.[e][h]	Healthcare		S+ 6.00%, 11/18/2027	—	(39)	—	—%
Saturn SHC Buyer Holdings, Inc.[e][n]	Healthcare		S+ 6.00% (10.47%), 11/18/2027	12,993	12,833	12,993	0.7%
Saturn SHC Buyer Holdings, Inc.[e][n]	Healthcare		S+ 6.00% (10.47%), 11/18/2027	37,166	37,054	37,165	1.9%

The accompanying notes are an integral part of these consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
(dollars in thousands, except share and per share data)
December 31, 2024

Portfolio Company[(k)(o)]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[(i)]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[(d)]
Saturn Sound Bidco, Ltd.[(a)(e)(h)]	Business Services		S+ 5.25%, 12/3/2031	$ —	$ (22)	$ (44)	0.0%
Saturn Sound Bidco, Ltd.[(a)(e)(n)(p)]	Business Services		S+ 5.25% (9.78%), 12/3/2031	24,457	24,212	24,212	1.3%
SCIH Salt Holdings, Inc.[(e)(h)]	Industrials		S+ 4.00% (8.51%), 11/1/2028	978	979	985	0.1%
Sherlock Buyer Corp.[(e)(h)]	Business Services		S+ 5.75%, 12/8/2027	—	(6)	—	—%
Sherlock Buyer Corp.[(e)(n)(p)]	Business Services		S+ 5.75% (10.18%), 12/8/2028	15,719	15,661	15,719	0.8%
Simplifi Holdings, Inc.[(e)(h)]	Media/Entertainment		S+ 5.50%, 10/1/2026	—	(18)	—	—%
Simplifi Holdings, Inc.[(e)(n)]	Media/Entertainment		S+ 5.50% (9.96%), 10/1/2027	50,040	49,491	50,040	2.5%
SitusAMC Holdings Corp.[(e)]	Financials		S+ 5.50% (9.93%), 12/22/2027	9,677	9,629	9,677	0.5%
SitusAMC Holdings Corp.[(e)(n)]	Financials		S+ 5.50% (9.93%), 12/22/2027	6,341	6,306	6,341	0.3%
St. Croix Hospice Acquisition Corp.[(e)]	Healthcare		S+ 5.25% (9.94%), 10/30/2026	2,752	2,755	2,752	0.1%
St. Croix Hospice Acquisition Corp.[(e)(n)(p)]	Healthcare		S+ 5.25% (9.94%), 10/30/2026	18,934	18,819	18,934	1.0%
St. Croix Hospice Acquisition Corp.[(e)(p)]	Healthcare		S+ 5.25% (9.94%), 10/30/2026	24,901	24,931	24,901	1.3%
Striper Buyer, LLC[(e)(n)]	Paper & Packaging		S+ 5.50% (9.96%), 12/30/2026	16,827	16,808	16,827	0.9%
SunMed Group Holdings, LLC[(e)(h)]	Healthcare		S+ 5.50%, 6/16/2027	—	(2)	—	—%
SunMed Group Holdings, LLC[(e)(n)]	Healthcare		S+ 5.50% (10.19%), 6/16/2028	12,568	12,437	12,568	0.7%
Tax Defense Network, LLC[(e)(j)]	Consumer		P+ 6.00% (13.50%) PIK, 3/31/2023	54,633	927	404	0.0%
Tax Defense Network, LLC[(e)(j)]	Consumer		P+ 6.00% (13.50%) PIK, 3/31/2023	9,698	164	72	0.0%
Tax Defense Network, LLC[(e)(j)]	Consumer		12.00% PIK, 3/31/2023	5,342	4,742	5,342	0.3%
TEI Intermediate, LLC[(e)(h)]	Business Services		S+ 4.75%, 12/15/2031	—	(45)	(18)	0.0%
TEI Intermediate, LLC[(e)(h)]	Business Services		S+ 4.75% (9.15%), 12/15/2031	366	358	358	0.0%
TEI Intermediate, LLC[(e)(n)(p)]	Business Services		S+ 4.75% (9.15%), 12/15/2031	22,847	22,828	22,790	1.2%
The NPD Group, LP[(e)(h)]	Business Services		S+ 5.00% (9.36%), 12/1/2027	573	552	573	0.0%
The NPD Group, LP[(e)(n)]	Business Services		S+ 5.00% (9.59%), 12/1/2028	52,233	51,619	52,232	2.6%
Therapy Brands Holdings, LLC[(e)(n)]	Healthcare		S+ 4.00% (8.62%), 5/18/2028	6,014	6,014	5,406	0.3%
Tivity Health, Inc.[(e)(n)]	Healthcare		S+ 5.00% (9.36%), 6/28/2029	24,537	24,212	24,537	1.3%
Trinity Air Consultants Holdings Corp.[(e)(h)]	Business Services		S+ 5.25%, 6/29/2028	—	(7)	—	—%
Trinity Air Consultants Holdings Corp.[(e)(n)]	Business Services		S+ 5.25% (9.63%), 6/29/2028	8,522	8,510	8,522	0.4%
Trinity Air Consultants Holdings Corp.[(e)(n)]	Business Services		S+ 5.25% (9.63%), 6/29/2028	5,878	5,858	5,878	0.3%
Trinity Air Consultants Holdings Corp.[(e)(n)]	Business Services		S+ 5.25% (9.76%), 6/29/2028	29,212	29,151	29,212	1.5%
Triple Lift, Inc.[(e)(h)]	Software/Services		S+ 5.75%, 5/5/2028	—	(54)	(188)	0.0%
Triple Lift, Inc.[(e)(n)(p)]	Software/Services		S+ 5.75% (10.25%), 5/5/2028	39,381	38,383	37,806	2.0%
Trystar, LLC[(e)(h)]	Utilities		S+ 4.50%, 8/6/2031	—	(60)	(118)	0.0%
Trystar, LLC[(e)(h)]	Utilities		S+ 4.50%, 8/6/2031	—	(59)	(59)	0.0%
Trystar, LLC[(e)(n)(p)]	Utilities		S+ 4.50% (8.93%), 8/6/2031	10,469	10,370	10,370	0.5%
Trystar, LLC[(e)(n)(p)]	Utilities		S+ 4.50% (9.03%), 8/6/2031	24,797	24,554	24,564	1.3%
Urban One, Inc.[(b)]	Media/Entertainment	1/24/2024	7.38%, 2/1/2028	1,561	1,396	972	0.1%
US Oral Surgery Management Holdco, LLC[(e)]	Healthcare		S+ 6.00% (10.52%), 11/20/2028	5,050	5,023	5,050	0.3%
US Oral Surgery Management Holdco, LLC[(e)(h)]	Healthcare		S+ 5.25%, 11/20/2028	—	(5)	—	—%
US Oral Surgery Management Holdco, LLC[(e)(n)]	Healthcare		S+ 5.25% (9.94%), 11/20/2028	6,997	6,942	6,997	0.4%
US Oral Surgery Management Holdco, LLC[(e)(n)]	Healthcare		S+ 5.25% (9.82%), 11/18/2028	6,098	6,070	6,098	0.3%
US Oral Surgery Management Holdco, LLC[(e)(n)]	Healthcare		S+ 5.25% (9.86%), 11/20/2028	17,668	17,503	17,668	0.9%
US Salt Investors, LLC[(e)(h)]	Chemicals		S+ 5.25%, 7/20/2026	—	(7)	—	—%
US Salt Investors, LLC[(e)(n)]	Chemicals		S+ 5.25% (9.73%), 7/19/2028	27,311	26,938	27,311	1.4%

The accompanying notes are an integral part of these consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
(dollars in thousands, except share and per share data)
December 31, 2024

Portfolio Company[k][o]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[i]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[d]
Varicent Intermediate Holdings Corp.[e][h]	Software/Services		S+ 6.00%, 3.25% PIK, 8/23/2031	$ —	$ (32)	$ (63)	0.0%
Varicent Intermediate Holdings Corp.[e][h]	Software/Services		S+ 6.00%, 3.25% PIK, 8/23/2031	—	(35)	(35)	0.0%
Varicent Intermediate Holdings Corp.[e][n][p]	Software/Services		S+ 6.00% (10.60%) 3.25% PIK, 8/23/2031	19,388	19,112	19,113	1.0%
Victors CCC Buyer, LLC[e]	Business Services		S+ 4.75% (9.30%), 6/1/2029	1,567	1,564	1,567	0.1%
Victors CCC Buyer, LLC[e][h]	Business Services		S+ 4.75%, 6/1/2029	—	(17)	—	—%
Victors CCC Buyer, LLC[e][n]	Business Services		S+ 4.75% (9.13%), 6/1/2029	23,698	23,375	23,698	1.2%
West Coast Dental Services, Inc.[e][h]	Healthcare		S+ 5.75% (10.52%), 7/1/2028	2,794	2,746	2,740	0.1%
West Coast Dental Services, Inc.[e][n]	Healthcare		S+ 5.75% (10.47%) 2.00% PIK, 7/1/2028	27,922	27,502	27,503	1.4%
West Coast Dental Services, Inc.[e][n]	Healthcare		S+ 5.75% (10.50%), 7/1/2028	1,673	1,644	1,648	0.1%
Westwood Professional Services, Inc.[e][h]	Business Services		S+ 4.75% (9.26%), 9/16/2031	3,180	3,100	3,050	0.2%
Westwood Professional Services, Inc.[e][h]	Business Services		S+ 4.75%, 9/16/2031	—	(65)	(65)	0.0%
Westwood Professional Services, Inc.[e][n][p]	Business Services		S+ 4.75% (9.08%), 9/19/2031	45,303	44,871	44,868	2.3%
WHCG Purchaser III, Inc.[e]	Healthcare		S+ 6.50% (10.83%) 3.25% PIK, 6/29/2029	22,824	22,824	22,824	1.2%
WIN Holdings III Corp.[e][h]	Consumer		S+ 5.25% (9.71%), 7/16/2026	1,986	1,967	1,986	0.1%
WIN Holdings III Corp.[e][n]	Consumer		S+ 5.25% (9.71%), 7/16/2028	41,683	41,574	41,683	2.2%
WIN Holdings III Corp.[e][n]	Consumer		S+ 5.75% (10.25%), 7/16/2028	10,016	9,829	10,016	0.5%
Zendesk, Inc.[e][s][t]	Software/Services		S+ 5.00% (9.33%), 11/22/2028	65,525	64,967	65,525	3.4%
Subtotal Senior Secured First Lien Debt					$ 3,039,030	$2,965,692	155.2%
Senior Secured Second Lien Debt – 6.4%[d]							
American Rock Salt Company, LLC[e][n]	Chemicals		S+ 7.25% (12.03%), 6/11/2029	$ 6,010	$ 5,962	$ 5,411	0.3%
Anchor Glass Container Corp.[e][j]	Paper & Packaging		S+ 7.75% (12.71%), 6/7/2026	7,301	2,124	2,921	0.2%
Aruba Investments Holdings, LLC[e][p]	Chemicals		S+ 7.75% (12.21%), 11/24/2028	3,759	3,632	3,604	0.2%
CommerceHub, Inc.[e]	Technology		S+ 7.00% (11.80%), 12/29/2028	9,388	8,181	7,980	0.4%
Corelogic, Inc.[n]	Business Services		S+ 6.50% (10.97%), 6/4/2029	9,272	8,650	8,994	0.5%
Edelman Financial Center, LLC[n]	Financials		S+ 5.25% (9.61%), 10/6/2028	9,500	9,478	9,565	0.5%
Integrated Efficiency Solutions, Inc.[e][j][m]	Industrials		10.00% PIK, 12/31/2026	1,939	1,074	446	0.0%
ORG GC Holdings, LLC[e][m]	Business Services		18.00% PIK, 11/29/2027	5,877	5,647	4,999	0.3%
Pluto Acquisition I, Inc.[e][n]	Healthcare		S+ 9.75% (14.18%) PIK, 12/20/2028	34,968	29,220	29,373	1.5%
Therapy Brands Holdings, LLC[e][n]	Healthcare		S+ 6.75% (11.22%), 5/18/2029	6,601	6,592	4,944	0.3%
Victory Buyer, LLC[e][n]	Industrials		S+ 7.00% (11.47%), 11/19/2029	45,990	43,914	43,690	2.2%
Subtotal Senior Secured Second Lien Debt					$ 124,474	$ 121,927	6.4%
Subordinated Debt – 10.4%[d]							
Aventine Holdings, LLC[e][n]	Media/Entertainment		10.25% PIK, 6/18/2027	$ 44,062	$ 43,640	$ 37,531	2.0%
Post Road Equipment Finance, LLC[c][e][h][l]	Financials		S+ 7.75% (12.41%), 12/31/2028	3,000	2,992	3,000	0.2%
Post Road Equipment Finance, LLC[c][e][l][s][t]	Financials		S+ 7.75% (12.41%), 12/31/2028	62,600	62,614	62,599	3.3%
Post Road Equipment Finance, LLC[c][e][l][s][t]	Financials		S+ 7.75% (12.41%), 12/31/2028	35,000	34,995	35,000	1.8%
Siena Capital Finance, LLC[e][l]	Financials		12.50%, 4/25/2028	49,500	49,536	49,500	2.6%
Smile Brands, Inc.[e]	Healthcare		S+ 12.50% (16.93%) 2.50% PIK, 10/12/2028	54	47	50	0.0%
WHCG Purchaser III, Inc.[e][j]	Healthcare		10.00% PIK, 6/30/2030	18,496	8,388	8,738	0.5%
Subtotal Subordinated Debt					$ 202,212	$ 196,418	10.4%

The accompanying notes are an integral part of these consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
CONSOLIDATED SCHEDULES OF INVESTMENTS — (Continued)
(dollars in thousands, except share and per share data)
December 31, 2024

Portfolio Company[k][o]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[i]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[d]
Collateralized Securities – Debt Investments – 0.3%[d]							
NewStar Arlington Senior Loan Program, LLC 14-1A FR[a][b][e][m]	Diversified Investment Vehicles	1/24/2024	S+ 11.00% (15.89%), 4/25/2031	$ 4,750	$ 4,206	$ 4,237	0.2%
Newstar Fairfield Fund CLO, Ltd. 2015-1RA F[a][b][e][m]	Diversified Investment Vehicles	1/24/2024	S+ 7.50% (12.38%), 1/20/2027	2,457	2,317	2,457	0.1%
Whitehorse, Ltd. 14-1A E[a][b][e]	Diversified Investment Vehicles	1/24/2024	S+ 4.55% (9.38%), 5/1/2026	1,042	945	821	0.0%
Sub Total Collateralized Securities – Debt Investments					$ 7,468	$ 7,515	0.3%
Collateralized Securities – Equity Investments – 0.2%[d][v]							
NewStar Arlington Senior Loan Program, LLC 14-1A SUB[a][b][e][m][u]	Diversified Investment Vehicles	1/24/2024	6.66%, 4/25/2031	$ 31,603	$ 3,163	$ 2,170	0.1%
Newstar Fairfield Fund CLO, Ltd. 2015-1RA SUB[a][b][e][m][u]	Diversified Investment Vehicles	1/24/2024	0.00%, 1/20/2027	31,575	—	1,208	0.1%
Sub Total Collateralized Securities – Equity Investments					$ 3,163	$ 3,378	0.2%
Equity/Other – 35.1%[d][f]							
Black Mountain Sand, LLC[b][e][r]	Energy	1/24/2024		$ 55,463	$ 2,174	$ 1,305	0.1%
Center Phase Energy, LLC[b][e][q]	Utilities	6/23/2022		1,680	1,680	2,386	0.1%
Cirque Du Soleil Holding USA Newco, Inc.[a][b][g]	Media/Entertainment	1/24/2024		539,708	5,703	7,016	0.4%
Cirque Du Soleil Holding USA Newco, Inc.[a][b][g]	Media/Entertainment	1/24/2024		874,000	2,519	3,132	0.2%
Clover Technologies Group, LLC[b][e][g]	Industrials	1/24/2024		2,753	341	628	0.0%
Clover Technologies Group, LLC[b][e][g]	Industrials	1/24/2024		180,274	—	—	—%
Cornerstone Chemical, Co.[b][e][g]	Chemicals	1/24/2024		327,378	11,626	10,217	0.6%
CRS-SPV, Inc.[b][e][g][m]	Industrials	1/24/2024		246	1,562	1,704	0.1%
Danish CRJ, Ltd.[a][b][e][g][l][w]	Transportation	1/24/2024		5,002	—	—	—%
Dyno Acquiror, Inc.[b][e][g]	Consumer	1/24/2024		134,102	21	21	0.0%
FBLC Senior Loan Fund, LLC[a][b][c][e][l]	Diversified Investment Vehicles	1/24/2024		404,934	405,434	404,934	21.2%
First Eagle Greenway Fund II, LLC[a][b][g][m]	Diversified Investment Vehicles	1/24/2024		5,329	375	255	0.0%
Foresight Energy Operating, LLC[b][e][g][r]	Energy	1/24/2024		158,093	3,063	779	0.0%
Gordian Medical, Inc.[b][e][g]	Healthcare	5/17/2024		157,787	—	—	—%
Gordian Medical, Inc.[b][e][g][n]	Healthcare	5/17/2024		162,894	2,962	2,875	0.2%
Higginbotham Insurance Agency, Inc.[b][e][g]	Financials	12/10/2024	10.50%, 11/25/2028	10,199	10,046	10,046	0.5%
Integrated Efficiency Solutions, Inc.[b][e][g][m][r]	Industrials	1/24/2024		57,427	—	—	—%
Integrated Efficiency Solutions, Inc.[b][e][g][m][r]	Industrials	1/24/2024		55,991	—	—	—%
Internap Corp.[b][e][g][n]	Business Services	1/24/2024		1,596,606	1,599	—	—%
International Cruise & Excursion Gallery, Inc.[b][e][g][p]	Business Services	12/31/2024		179,900	—	—	—%
Kahala Aviation, LLC[b][e][g][l][x][y]	Transportation	10/2/2024		2,200,100	2,814	2,308	0.1%
Kahala US OpCo, LLC[a][b][e][g][l][x]	Transportation	1/24/2024		8,869,744	—	—	—%
McDonald Worley, P.C.[b][e][g]	Business Services	1/24/2024		20,167	3,118	3,140	0.2%
MCS Acquisition Corp.[b][e][g]	Business Services	1/24/2024		31,521	748	747	0.0%
MCS Acquisition Corp.[b][e][g]	Business Services	1/24/2024		324,541	325	325	0.0%
MGTF Holdco, LLC[b][e][g][l][r]	Media/Entertainment	1/24/2024		582,300	—	—	—%
Motor Vehicle Software Corp.[b][e][g][z]	Business Services	1/24/2024		223,503	339	523	0.0%
Muth Mirror Systems, LLC[b][e][g][r]	Technology	1/24/2024		153,038	—	—	—%
Muth Mirror Systems, LLC[b][e][g][r]	Technology	1/24/2024		22,819	—	—	—%
ORG GC Holdings, LLC[b][e][g][m][r]	Business Services	1/24/2024		1,771	—	—	—%
ORG GC Holdings, LLC[b][e][g][m][r]	Business Services	1/24/2024		93,380	—	—	—%
PennantPark Credit Opportunities Fund II, LP[a][b][g][m]	Diversified Investment Vehicles	1/24/2024		8,739	962	603	0.0%
Pluralsight, LLC[b][e][g]	Software/Services	8/22/2024		2,267,044	5,986	5,985	0.3%
Point Broadband Acquisition, LLC[b][e][g][q][r]	Telecom	10/1/2021		3,710,315	4,941	4,758	0.2%

The accompanying notes are an integral part of these consolidated financial statements.

Portfolio Company[(k)(o)]	Industry	Acquisition Date	Investment Coupon Rate/ Maturity[(i)]	Principal/ Numbers of Shares	Amortized Cost	Fair Value	% of Net Assets[(d)]
Point Broadband Acquisition, LLC[(b)(e)(g)(q)(r)]	Telecom	10/29/2024		$ 164,759	$ —	$ 374	0.0%
Post Road Equipment Finance, LLC[(b)(c)(e)(l)(q)(r)]	Financials	12/30/2021		186,054	119,502	119,233	6.3%
Resolute Investment Managers, Inc.[(b)(e)(g)]	Financials	1/24/2024		61,958	2,026	2,022	0.1%
RMP Group, Inc.[(b)(e)(g)(r)]	Financials	1/24/2024		223	333	263	0.0%
Siena Capital Finance, LLC[(b)(e)(l)]	Financials	1/24/2024		41,789,400	77,437	77,310	4.1%
Skillsoft Corp.[(g)]	Technology			12,435	187	298	0.0%
Smile Brands, Inc.[(b)(e)(g)]	Healthcare	1/24/2024		439	—	—	—%
Squan Holding Corp.[(b)(e)(g)]	Telecom	1/24/2024		180,835	—	—	—%
Tax Defense Network, LLC[(b)(e)(g)]	Consumer	1/24/2024		147,099	—	—	—%
Tax Defense Network, LLC[(b)(e)(g)]	Consumer	1/24/2024		633,382	—	—	—%
Tennenbaum Waterman Fund, LP[(a)(b)(m)]	Diversified Investment Vehicles	1/24/2024		10,000	6,688	5,802	0.3%
Travelpro Products, Inc.[(a)(b)(e)(g)]	Consumer	1/24/2024		447,007	913	751	0.0%
WHCG Purchaser III, Inc.[(b)(e)(g)]	Healthcare	8/2/2024		5,448,273	—	—	—%
World Business Lenders, LLC[(b)(e)(g)]	Financials	1/24/2024		802,865	1,407	1,405	0.1%
WPNT, LLC[(b)(e)(g)(l)(r)]	Media/ Entertainment	1/24/2024		582,300	—	—	—%
YummyEarth, Inc.[(b)(e)(g)]	Food & Beverage	1/24/2024		781	—	—	—%
Subtotal Equity/Other					$ 676,831	$ 671,145	35.1%
Total Investments – 207.6%[(d)]					**$ 4,053,178**	**$ 3,966,075**	**207.6%**

Interest Rate Swap:

Company Receives	Company Pays	Counterparty	Maturity Date	Notional Amount	Fair Value	Upfront Payments/ Receipts	Change in Unrealized Appreciation/ Depreciation
S + 0.097%	4.14%	Wells Fargo, N.A	1/1/2029	$ 25,000	$ —	$ —	$ —

(a) All of the Company's investments, except the investments noted by this footnote, are qualifying assets under Section 55(a) of the Investment Company Act of 1940, as amended (the "1940 Act"). Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. At December 31, 2024, qualifying assets represent 88.5% of the Company's total assets.

(b) Securities exempt from registration under the Securities Act of 1933 (as defined below), and may be deemed to be "restricted securities". As of December 31, 2024, the aggregate fair value of these securities is $688.5 million or 36.0% of the Company's net assets. The initial acquisition dates have been included for such securities.

(c) The Company's investment falls under the definition of a significant subsidiary, as it exceeded the threshold of at least one of the tests under Rule 4-08(g), or exceeded the threshold of at least one of the tests under Rule 3-09. See *Note 3* for summarized financial information.

(d) Percentages are based on net assets attributable to common stock as of December 31, 2024.

(e) The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's Board of Directors (as defined below) as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See *Note 3* to the consolidated financial statements).

(f) All amounts are in thousands except share amounts.

(g) Non-income producing at December 31, 2024.

(h) Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The investment may be subject to an unused/letter of credit facility fee. The negative fair value, if applicable, is the result of the capitalized discount on the loan or the unfunded commitment being valued below par. The negative amortized cost, if applicable, is the result of the capitalized discount being greater than the principal amount outstanding on the loan. Please refer to *Note 7 — Commitments and Contingencies* for additional details.

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands, except share and per share data)

(i) The majority of the investments bear interest at a rate that may be determined by reference Secured Overnight Financing Rate ("SOFR" or "S"), or Prime ("P") and which reset daily, monthly, quarterly, or semiannually. For each, the Company has provided the spread over the relevant reference rate and the current interest rate in effect at December 31, 2024. Certain investments are subject to reference rate floors. For fixed rate loans, a spread above a reference rate is not applicable. For funded floating rate securities, the all-in rate is disclosed within parentheses.

(j) The investment is on non-accrual status as of December 31, 2024.

(k) Unless otherwise indicated, all investments in the consolidated schedules of investments are non-affiliated, non-controlled investments.

(l) The provisions of the 1940 Act classify investments based on the level of control that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be "non-controlled" when the Company owns 25% or less of the portfolio company's outstanding voting securities and/or does not have the power to exercise control over the management or policies of such portfolio company. A company is generally presumed to be "controlled" when the Company owns more than 25% of the portfolio company's outstanding voting securities and/or has the power to exercise control over the management or policies of such portfolio company. The Company classifies this investment as "controlled".

(m) The provisions of the 1940 Act classify investments further based on the level of ownership that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as "non-affiliated" when the Company owns less than 5% of a portfolio company's outstanding voting securities and "affiliated" when the Company owns 5% or more of a portfolio company's outstanding voting securities. The Company classifies this investment as "affiliated".

(n) The Company's investment or a portion thereof is pledged as collateral under the JPM Credit Facility.

(o) Unless otherwise indicated, all of the Company's investments or a portion thereof are pledged as collateral under the JPM Revolver Facility.

(p) The Company's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(q) Investments are held in the taxable wholly-owned, consolidated subsidiary, FBCC EEF Holdings LLC.

(r) Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.

(s) The Company's investment or a portion thereof is held through a total return swap agreement with Nomura Global Financial Products Inc. ("Nomura").

(t) 40% of the Company's investment is pledged as collateral under the total return swap agreement with Nomura.

(u) The Collateralized Securities — subordinated notes are treated as equity investments and are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund's securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

(v) For equity investments in Collateralized Securities, the effective yield is presented in place of the investment coupon rate for each investment. Refer to footnote (u) for a further description of an equity investment in a Collateralized Security.

(w) The Company's investment is held through the consolidated subsidiary, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.

(x) The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc., which own 100% of the equity of the operating company, Kahala US OpCo LLC.

(y) The Company's investment is held through the consolidated subsidiary, Kahala Aviation Holdings, LLC, which owns 100% of the equity of the operating company, Kahala Aviation, LLC.

(z) The investment is held through BSP TCAP Acquisition Holdings LP, which is an affiliated acquisition entity. Due to certain restrictions, such as limits on the number of partners allowable within the equity structures of the newly acquired investments, these investments are still held within the acquisition entity as of December 31, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

F-32

(dollars in thousands, except share and per share data)

The following table shows the portfolio composition by industry grouping based on fair value at December 31, 2024:

	At December 31, 2024	
	Investments at Fair Value	Percentage of Total Portfolio
Business Services	$ 643,160	16.2%
Healthcare	572,836	14.4%
Financials	516,433	13.0%
Industrials	444,325	11.2%
Diversified Investment Vehicles[1]	422,487	10.7%
Software/Services	407,987	10.3%
Media/Entertainment	202,121	5.1%
Paper & Packaging	174,257	4.4%
Utilities	145,327	3.7%
Consumer	121,962	3.1%
Food & Beverage	118,852	3.0%
Chemicals	101,216	2.6%
Telecom	44,226	1.1%
Transportation	25,140	0.6%
Technology	21,197	0.5%
Energy	3,135	0.1%
Education	1,414	0.0%
Total	$ 3,966,075	100.0%

(1) Includes the Company's investment in FBLC Senior Loan Fund, LLC, which represents 10.2% of the Company's investments at fair value as of December 31, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

F-33

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 1 — Organization

Franklin BSP Capital Corporation (the "Company") is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (a "BDC") under the Investment Company Act of 1940, as amended (the "1940 Act") and has elected to be treated for U.S. federal income tax purposes, and to qualify annually, as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). The Company was formed as a Delaware limited liability company on January 29, 2020 and converted to a Delaware corporation on September 23, 2020, pursuant to which Franklin BSP Capital Corporation succeeded to the business of Franklin BSP Capital L.L.C. The Company commenced investment operations on January 7, 2021.

The Company is managed by Franklin BSP Capital Adviser L.L.C. (the "Adviser"), a Delaware limited liability company and an affiliate of Benefit Street Partners L.L.C. ("Benefit Street Partners" or "BSP") pursuant to an investment advisory agreement (the "Investment Advisory Agreement"). The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser oversees the management of the Company's activities and is responsible for making investment decisions with respect to the Company's portfolio.

The Company's investment objective is to generate both current income and capital appreciation through debt and equity investments. The Company invests primarily in first and second lien senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle market companies. The Company defines middle market companies as those with EBITDA of between $25 million and $100 million annually, although the Company may invest in larger or smaller companies. The Company also may purchase interests in loans or corporate bonds through secondary market transactions.

The Company conducted a private placement of shares of its common stock, par value $0.001 per share (the "Common Stock"), to investors in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). Each investor in the private placement made a capital commitment (the "Capital Commitments") to purchase shares of Common Stock pursuant to a subscription agreement (a "Subscription Agreement"). Investors were required to make capital contributions to purchase shares of Common Stock (the "Drawdown Purchase Price") each time the Company delivers a drawdown notice (the "Drawdown Notice"), which were delivered at least ten business days prior to the required funding date, in an aggregate amount not to exceed their respective Capital Commitments.

The Company also conducted a private placement of shares of its preferred stock designated as series A convertible preferred stock (the "Series A Preferred Stock") in reliance on exemption from the registration requirements of the Securities Act. See *Note 11 — Preferred Stock* for the terms of such preferred stock, including liquidation preference, distributions, and rights regarding conversion to shares of Common Stock.

On October 2, 2023, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Franklin BSP Lending Corporation, a Maryland corporation ("FBLC"), Franklin BSP Merger Sub, Inc., a Maryland corporation and a direct wholly-owned subsidiary of the Company ("Merger Sub"), and, solely for the limited purposes set forth therein, the Adviser. The Merger Agreement provides details on the purpose of the Mergers (as defined below) and sets forth that, subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the "Effective Time"), Merger Sub merged with and into FBLC (the "Merger"), with FBLC continuing as the surviving company and as a wholly-owned subsidiary of the Company. Immediately after the Effective Time, FBLC merged with and into the Company (together with the Merger, the "Mergers"), with the Company continuing as the surviving company. See *Note 19 — Merger with FBLC* for additional information about the Mergers. FBLC was managed by Franklin BSP Lending Adviser, L.L.C., a subsidiary of BSP since 2016.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The following is a summary of significant accounting policies followed by the Company in the preparation of its consolidated financial statements. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements reflect all adjustments, both normal and recurring which, in the opinion of management, are necessary for the fair presentation of the Company's results of operations and financial condition for the periods presented. The Company is an investment company and accordingly applies specific accounting and financial reporting requirements under Financial Accounting Standards Codification ("ASC") *Topic 946, Financial Services-Investment Companies.*

We have also formed and expect to continue to form consolidated subsidiaries. The Company consolidates the following subsidiaries for accounting purposes: FBCC Jupiter Funding, LLC ("Jupiter Funding"), FBLC Funding I, LLC ("Funding I") and 54th Street Equity Holdings, Inc. All intercompany balances and transactions have been eliminated in consolidation. Prior to December 31, 2025 the Company consolidated FBCC EEF Holdings LLC and on December 31, 2025 FBCC EEF Holdings LLC merged into 54th Street Equity Holdings, Inc. Prior to December 22, 2025 the Company consolidated Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc., which the Company owned 100% of the equity. Prior to October 4, 2023 and December 27, 2024, the Company also consolidated FBCC Lending I, LLC and FBLC 57th Street Funding LLC ("57th Street"), respectively. Refer to *Note 5 — Borrowings* for additional information.

Certain prior period information has been reclassified to conform to the current period presentation. The reclassification has no effect on the Company's financial position or result of operations as previously reported.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in these consolidated financial statements. Actual results could differ from those estimates.

Consolidation

As provided under *ASC 946*, the Company will generally not consolidate its investment in a company other than a substantially or wholly-owned investment company or controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the accounts of the Company's substantially wholly-owned subsidiaries in its consolidated financial statements. Although the Company owns more than 25% of the voting securities of FBLC Senior Loan Fund, LLC, ("SLF"), the Company does not have sole control over significant actions of SLF for purposes of assessing consolidation under U.S. GAAP, and thus does not consolidate its interest.

Valuation of Portfolio Investments

Portfolio investments are reported on the consolidated statements of assets and liabilities at fair value. The board of directors (the "Board of Directors") has delegated to the Adviser as valuation designee (the "Valuation Designee") the responsibility of determining the fair value of the Company's investment portfolio, subject to oversight of the Board of Directors, pursuant to Rule 2a-5 under the 1940 Act. As such, the Valuation Designee is charged with determining the fair value of the Company's investment portfolio, subject to oversight of the Board of Directors. On a quarterly basis, the Valuation Designee performs an analysis of each investment to determine fair value as follows:

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Valuation Designee may also obtain quotes with respect to certain of the Company's investments from pricing services or brokers or dealers in order to value assets. When doing so, the Valuation Designee determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined to be readily available, the Valuation Designee uses the quote obtained.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 2 — Summary of Significant Accounting Policies (cont.)

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Valuation Designee may take into account in fair value pricing the Company's investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

With respect to investments for which market quotations are not readily available, the Valuation Designee undertakes a multi-step valuation process each quarter, as described below:

• Each portfolio company or investment will be valued by the Valuation Designee, with assistance from one or more independent valuation firms engaged by the Company's Board of Directors; and

• The independent valuation firm(s) conduct independent appraisals and make an independent assessment of the value of each investment; and

• The Valuation Designee, under the supervision of the Board of Directors, determines the fair value of each investment, in good faith, based on the input of independent valuation firms (to the extent applicable) and the Valuation Designee's own analysis. The Valuation Designee also has established a valuation committee to assist the Valuation Designee in carrying out its designated responsibilities, subject to oversight of the Board of Directors.

For an investment in an investment fund that does not have a readily determinable fair value, the Valuation Designee measures the fair value of the investment predominantly based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of *ASC 946*, as of the Company's measurement date. However, there can be no assurance that the Company will be able to sell such investment at a price equal to its net asset value per share and the Company may ultimately sell such investment at a discount to its net asset value per share.

The Company's investments in funds that offer periodic liquidity have redemption frequencies which range from monthly to quarterly and redemption notice periods which range from 30 to 90 days. Investments in private equity typically do not offer liquidity and instead, capital is returned through periodic distributions.

Because there is not a readily available market value for most of the investments in its portfolio, the Valuation Designee values substantially all of its portfolio investments at fair value as determined in good faith by its Board of Directors, as described herein. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company's investments may fluctuate from period to period. Additionally, the fair value of the Company's investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, the Company could realize significantly less than the value at which the Company has recorded it.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 2 — Summary of Significant Accounting Policies (cont.)

Investment Classification

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, "Control" is defined as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. In addition, any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the outstanding voting securities of a company and/or has the power to exercise control over the management or policies of such portfolio company shall be presumed to control such company. Typically, any person who does not so own more than 25% of the outstanding voting securities of any company and/or does not have the power to exercise control over the management or policies of such portfolio company shall be presumed not to control such company. Consistent with the 1940 Act, "Affiliated Investments" are defined as those investments in companies in which the Company owns 5% or more of the outstanding voting securities. Consistent with the 1940 Act, "Non-Affiliated Investments" are defined as investments that are neither Control Investments nor Affiliated Investments.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash held in banks and short-term, liquid investments in a money market deposit account. Restricted cash is collected and held by the trustee who has been appointed as custodian of the assets securing certain of the Company's financing transactions. Restricted cash is held by the trustees for payment of interest expense and principal on the outstanding borrowings or reinvestment into new assets. Restricted cash also includes cash held as collateral for interest rate swaps. Cash, cash equivalents and restricted cash are carried at cost which approximates fair value.

Organization and Offering Costs

Organization costs consist of costs incurred to establish the Company and enable it legally to do business. Organization costs are expensed as incurred. Offering costs consist of costs incurred in connection with the offering of common shares of the Company. Offering costs are capitalized as a deferred charge and amortized to expense on a straight-line basis over 12 months from the commencement of operations.

The Company will bear the organization and offering expenses incurred in connection with the formation of the Company and the offering of shares of its Common Stock, including the out-of-pocket expenses of the Adviser and its agents and affiliates. In addition, the Company will reimburse the Adviser for the organization and offering costs it incurs on the Company's behalf. If actual organization and offering costs incurred exceed the greater of $1 million or 0.10% of the Company's total capital commitments, the Adviser or its affiliate will bear the excess costs. To the extent the Company's capital commitments later increase, the Adviser or its affiliates may be reimbursed for past payments of excess organization and offering costs made on the Company's behalf provided that the total organization and offering costs borne by the Company do not exceed 0.10% of total capital commitments and provided further that the Adviser or its affiliates may not be reimbursed for payment of excess organization and offering expenses that were incurred more than three years prior to the proposed reimbursement. For the years ended December 31, 2025, 2024, and 2023, respectively, there were no reimbursements from the Adviser.

In connection with the Company's private placement of shares of its Series A Preferred Stock, the Company incurred various offering costs. These costs are capitalized as a deferred cost and included within redeemable convertible preferred stock Series A on the consolidated statement of assets and liabilities as the preferred shares are issued. The costs are not subject to reimbursement from the Adviser.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 2 — Summary of Significant Accounting Policies (cont.)

Deferred Financing Costs

Financing costs incurred in connection with the Company's unsecured notes and revolving credit facilities are capitalized and amortized into expense using the straight-line method, which approximates the effective yield method over the life of the respective facility. See *Note 5 — Borrowings*.

Interest Rate Swaps

The Company follows the guidance in *ASC Topic 815, Derivatives and Hedging*, when accounting for all derivative instruments and recognizes all derivative instruments as assets or liabilities at fair value. The Company designated a certain interest rate swap as a hedging instrument in a qualifying fair value hedge accounting relationship, and therefore the change in fair value of the hedging instrument and hedged item is recorded in interest expense and recognized as a component of interest and debt fees on the consolidated statements of operations. Depending on the nature of the balance at period end, the fair value of each interest rate swap is either included as a component of other liabilities or prepaid expenses and other assets on the Company's consolidated statements of assets and liabilities. The change in fair value of the interest rate swaps is offset by a change in the carrying value of the fixed rate debt, and recognized within interest and debt fees on the consolidated statements of operations.

For all other interest rate swaps not designated as hedging instruments, the Company values such interest rate swaps at fair value with the changes in fair value included in net change in unrealized appreciation (depreciation) on derivatives on the consolidated statements of operations.

Convertible Preferred Stock

We record shares of convertible preferred stock based on proceeds received net of offering costs on the date of issuance. Redeemable preferred stock (including preferred stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity and is reported separately from liabilities and net assets attributable to common stock within the consolidated statements of assets and liabilities.

Distributions

The Company's Board of Directors authorizes and declares cash distributions payable on a quarterly basis to stockholders of record on each record date. The amount of each such distribution is subject to the discretion of the Board of Directors and applicable legal restrictions related to the payment of distributions. The Company calculates each stockholder's specific distribution amount for the quarter using record and declaration dates. From time to time, the Company may also pay interim distributions, including capital gains distributions, at the discretion of the Company's Board of Directors. The Company's distributions may exceed earnings, especially during the period before it has substantially invested the proceeds from the offering. As a result, a portion of the distributions made by the Company may represent a return of capital for U.S. federal income tax purposes. A return of capital is a return of each stockholder's investment rather than earnings or gains derived from the Company's investment activities.

The Company may fund cash distributions to stockholders from any sources of funds available to the Company, including advances from the Adviser that are subject to reimbursement, as well as offering proceeds, borrowings, net investment income from operations, capital gain proceeds from the sale of assets, and non-capital gain proceeds from the sale of assets. The Company has not established limits on the amount of funds it may use from available sources to make distributions. See *Note 15 — Income Tax Information and Distributions to Stockholders* for additional information.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 2 — Summary of Significant Accounting Policies (cont.)

Revenue Recognition

Interest Income

Investment transactions are accounted for on the trade date. Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discount and premium on investments purchased are accreted/amortized over the expected life of the respective investment using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discount and amortization of premium on investments.

The Company has a number of investments in Collateralized Securities. Interest income from investments in the "equity" class of these Collateralized Securities (in the Company's case, preferred shares or subordinated notes) is recorded based upon an estimation of an effective yield to expected maturity utilizing assumed cash flows, in accordance with *ASC 325-40, Beneficial Interests in Securitized Financial Assets* ("ASC 325-40"). The Company monitors the expected cash inflows from its equity investments in Collateralized Securities, including the expected principal repayments. The effective yield is determined and updated quarterly. When the Company determines that a CLO's cash flows will not be recovered, the amortized cost basis of the CLO is written down as of the date of the determination based on events and information evaluated and that write-down is recognized as a realized loss.

Dividend Income

Dividend income on preferred equity investments is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity investments is recorded on the record date for private portfolio companies and on the ex-dividend date for publicly traded portfolio companies.

Dividend income from SLF is recorded on accrual basis once dividends are declared by SLF's board of directors. Distributions from SLF are evaluated at the time of distribution to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions as dividend income unless there are sufficient accumulated tax-basis earnings and profit in SLF prior to distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.

Fee Income

Fee income, such as structuring fees, origination, closing, amendment fees, commitment, termination, and other upfront fees are generally non-recurring and are recognized as income when earned, either upon receipt or amortized into income. Upon the re-payment of a loan or debt security, any prepayment penalties and unamortized loan origination, structuring, closing, commitment, and other upfront fees are recorded as income.

Payment-in-Kind Interest/Dividends

The Company may hold debt and equity investments in its portfolio that contain payment-in-kind ("PIK") interest and dividend provisions. PIK interest and PIK dividends, which represent contractually deferred interest or dividends that add to the investment balance that is generally due at maturity, are recorded on accrual basis to the extent such amounts are expected to be collected.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 2 — Summary of Significant Accounting Policies (cont.)

Non-Accrual Income

Investments may be placed on non-accrual status when principal or interest payments are past due and/or when there is reasonable doubt that principal or interest will be collected. Accrued interest, which may include un-capitalized PIK interest is generally reversed when an investment is placed on non-accrual status. Previously capitalized PIK interest is not reversed when an investment is placed on non-accrual status. Interest payments received on non-accrual investments may be recognized as income or applied to principal depending upon management's judgment of the ultimate outcome. Non-accrual investments are restored to accrual status when past due principal and interest is paid and, in management's judgment, are likely to remain current.

Net Realized Gain or Loss and Net Change in Unrealized Appreciation or Depreciation

Gain or loss on the sale of investments is calculated using the specific identification method. The Company measures realized gain or loss by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when a gain or loss is realized.

Income Taxes

The Company has elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. Generally, a RIC is not subject to federal income taxes in respect of each taxable year if it distributes dividends for federal income tax purposes to stockholders of an amount generally equal to at least 90% of its "investment company taxable income", as defined in the Code, and determined without regard to any deduction for dividends paid. Distributions declared prior to the filing of the previous year's tax return and paid up to twelve months after the previous tax year can be carried back to the prior tax year in determining the distributions paid in such tax year. The Company intends to make sufficient distributions to maintain its ability to be subject to be taxed as a RIC each year. The Company may be subject to federal excise tax imposed at a rate of 4% on certain undistributed amounts.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is "more-likely-than-not" (i.e., greater than 50-percent) that each tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. The Company did not record any tax provision in the current period. However, management's conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, examination by tax authorities on-going analysis of and changes to tax laws, regulations and interpretations thereof. See *Note 15 — Income Tax Information and Distributions to Stockholders* for additional information.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740)," which updates annual income tax disclosure requirements related to rate reconciliation, income taxes paid and other disclosures. ASU 2023-09 is effective for public business entities for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company has adopted ASU 2023-09 and concluded that the application of this guidance did not have a material impact on the Company's consolidated financial statements.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 3 — Fair Value of Financial Instruments

The Company's fair value measurements are classified into a fair value hierarchy in accordance with *ASC Topic 820, Fair Value Measurement*, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, if any, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

- Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

- Level 3 — Unobservable inputs that reflect the entity's own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the above hierarchy requires significant judgment and factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter.

For investments for which Level 1 inputs, such as quoted prices, were not available at December 31, 2025 and December 31, 2024, the investments were valued at fair value as determined in good faith using the valuation policy approved by the Board of Directors using Level 2 and Level 3 inputs. The Company evaluates the source of inputs, including any markets in which the Company's investments are trading, in determining fair value. Due to the inherent uncertainty in the valuation process, the estimate of fair value of the Company's investment portfolio at December 31, 2025 and December 31, 2024 may differ materially from values that would have been used had a ready market for the securities existed.

In addition to using the above inputs in investment valuations, the Company continues to employ the valuation policy approved by the Board of Directors. Portfolio investments are reported on the consolidated statements of assets and liabilities at fair value. On a quarterly basis the Company performs an analysis of each investment to determine fair value as described below.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 3 — Fair Value of Financial Instruments (cont.)

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Company may also obtain quotes with respect to certain of the Company's investments from pricing services or brokers or dealers in order to value assets. When doing so, the Company determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined readily available, the Company uses the quote obtained.

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Valuation Designee may take into account in fair value pricing the Company's investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, the Valuation Designee measures the fair value of the investment predominantly based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of *ASC Topic 946*, as of the Company's measurement date.

For investments in Collateralized Securities, the Valuation Designee models both the assets and liabilities of each Collateralized Securities' capital structure. The model uses a waterfall engine to store the collateral data, generate cash flows from the assets, and distribute the cash flows to the liability structure based on the contractual priority of payments. The cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, the Valuation Designee considers broker quotations and/or comparable trade activity, which are considered as inputs to determining fair value when available.

As part of the Company's quarterly valuation process, the Valuation Designee may be assisted by one or more independent valuation firms. The Valuation Designee under the supervision of the Board of Directors determines the fair value of each investment, in good faith, based on the input of the independent valuation firm(s) (to the extent applicable) and the Valuation Designee's own analysis.

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to the consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on the consolidated financial statements.

For discussion of the fair value measurement of the Company's borrowings, refer to *Note 5 — Borrowings*.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 3 — Fair Value of Financial Instruments (cont.)

The following table presents fair value measurements of investments, by major class, as of December 31, 2025, according to the fair value hierarchy:

| | Fair Value Measurements | | | | |
	Level 1	Level 2	Level 3	Measured at Net Asset Value[1]	Total
Senior Secured First Lien Debt	$ —	$ 15,371	$ 3,121,003	$ —	$ 3,136,374
Senior Secured Second Lien Debt	—	41,812	110,594	—	152,406
Subordinated Debt	—	—	259,132	—	259,132
Collateralized Securities	—	—	4,861	—	4,861
Equity/Other	123	14,632	277,511	1,013	293,279
FBLC Senior Loan Fund, LLC	—	—	224,956	—	224,956
Total	$ 123	$ 71,815	$ 3,998,057	$ 1,013	$ 4,071,008

(1)   In accordance with *ASC Subtopic 820-10*, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient election have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statements of assets and liabilities.

The following table presents fair value measurements of investments, by major class, as of December 31, 2024, according to the fair value hierarchy:

| | Fair Value Measurements | | | | |
	Level 1	Level 2	Level 3	Measured at Net Asset Value[1]	Total
Senior Secured First Lien Debt	$ —	$ 78,986	$ 2,886,706	$ —	$ 2,965,692
Senior Secured Second Lien Debt	—	18,559	103,368	—	121,927
Subordinated Debt	—	—	196,418	—	196,418
Collateralized Securities	—	—	10,893	—	10,893
Equity/Other	298	10,148	249,105	6,660	266,211
FBLC Senior Loan Fund, LLC	—	—	404,934	—	404,934
Total	$ 298	$ 107,693	$ 3,851,424	$ 6,660	$ 3,966,075

(1)   In accordance with *ASC Subtopic 820-10*, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient election have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statements of assets and liabilities.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 3 — Fair Value of Financial Instruments (cont.)

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2025:

	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Subordinated Debt	Collateralized Securities	Equity/ Other[1]	Total
Balance as of January 1, 2025	$ 2,886,706	$ 103,368	$ 196,418	$ 10,893	$ 654,039	$ 3,851,424
Purchases and other adjustments to cost.	951,790	23,902	99,354	88	16,954	1,092,088
Sales and repayments	(728,964)	(2,942)	(36,749)	(3,266)	(169,129)	(941,050)
Net realized gain (loss)	(36,544)	(181)	—	190	3,464	(33,071)
Transfers in	51,211	—	—	—	—	51,211
Transfers out	—	(7,980)	—	—	—	(7,980)
Net change in unrealized appreciation (depreciation) on investments.	(3,196)	(5,573)	109	(3,044)	(2,861)	(14,565)
Balance as of December 31, 2025.	$ 3,121,003	$ 110,594	$ 259,132	$ 4,861	$ 502,467	$ 3,998,057
Net change in unrealized appreciation (depreciation) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:	$ (34,987)	$ (4,804)	$ 109	$ (2,904)	$ (5,044)	$ (47,630)

(1) Includes the Company's investment in FBLC Senior Loan Fund, LLC.

For the year ended December 31, 2025, transfers from Level 2 to Level 3 were due to current assessments of investment liquidity and a decrease in the number of observable market inputs. For the year ended December 31, 2025, transfers from Level 3 to Level 2 were due to an increase in the number of observable market inputs.

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2024:

	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Subordinated Debt	Collateralized Securities	Equity/ Other[1]	Total
Balance as of January 1, 2024	$ 615,704	$ 39,153	$ 35,500	$ —	$ 36,176	$ 726,533
Purchases and other adjustments to cost[2] . . .	2,914,625	119,997	174,933	21,680	617,331	3,848,566
Sales and repayments	(554,440)	(53,294)	(8,114)	(11,872)	6,056	(621,664)
Net realized gain (loss)	(25,740)	280	(13)	823	1,485	(23,165)
Transfers out	(4,572)	(2,361)	—	—	—	(6,933)
Net change in unrealized appreciation (depreciation) on investments.	(58,871)	(407)	(5,888)	262	(7,009)	(71,913)
Balance as of December 31, 2024.	$ 2,886,706	$ 103,368	$ 196,418	$ 10,893	$ 654,039	$ 3,851,424
Net change in unrealized appreciation (depreciation) for the period relating to those Level 3 assets that were still held by the Company at the end of the year:	$ (66,259)	$ (1,542)	$ (5,888)	$ 262	$ (6,359)	$ (79,786)

(1) Includes the Company's investment in FBLC Senior Loan Fund, LLC.
(2) Includes investments acquired in connection with the Mergers.

For the year ended December 31, 2024, there were no transfers from Level 2 to Level 3. For the year ended December 31, 2024, transfers from Level 3 to Level 2 were due to an increase in the number of observable market inputs.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 3 — Fair Value of Financial Instruments (cont.)

The composition of the Company's investments as of December 31, 2025, at amortized cost and fair value, were as follows:

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$ 3,215,223	$ 3,136,374	77.1%
Senior Secured Second Lien Debt	160,045	152,406	3.7
Subordinated Debt	264,813	259,132	6.4
Collateralized Securities	7,642	4,861	0.1
Equity/Other	305,470	293,279	7.2
FBLC Senior Loan Fund, LLC	225,161	224,956	5.5
Total	$ 4,178,354	$ 4,071,008	100.0%

The composition of the Company's investments as of December 31, 2024, at amortized cost and fair value, were as follows:

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$ 3,039,030	$ 2,965,692	74.7%
Senior Secured Second Lien Debt	124,474	121,927	3.1
Subordinated Debt	202,212	196,418	5.0
Collateralized Securities	10,631	10,893	0.3
Equity/Other	271,397	266,211	6.7
FBLC Senior Loan Fund, LLC	405,434	404,934	10.2
Total	$ 4,053,178	$ 3,966,075	100.0%

Significant Unobservable Inputs

The following table summarizes the significant unobservable inputs used to value the Level 3 investments as of December 31, 2025. The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Range Minimum	Maximum	Weighted Average[a]
Senior Secured First Lien Debt	$ 2,970,031	Yield Analysis	Market Yield	0.00%	33.69%	10.25%
Senior Secured First Lien Debt[c]	96,537	N/A	N/A	N/A	N/A	N/A
Senior Secured First Lien Debt	32,285	Waterfall Analysis	EBITDA Multiple	3.83x	15.57x	8.44x
Senior Secured First Lien Debt	22,150	Waterfall Analysis	Revenue Multiple	0.19x	0.62x	0.30x
Senior Secured Second Lien Debt	55,631	Yield Analysis	Market Yield	11.40%	24.50%	13.26%
Senior Secured Second Lien Debt	37,695	Waterfall Analysis	EBITDA Multiple	6.86x	15.57x	10.43x
Senior Secured Second Lien Debt[b][c]	16,600	N/A	N/A	N/A	N/A	N/A
Senior Secured Second Lien Debt[b]	668	Waterfall Analysis	Revenue Multiple	0.40x	0.40x	0.40x
Subordinated Debt	174,101	Waterfall Analysis	Tangible Net Asset Value Multiple	1.15x	1.56x	1.38x
Subordinated Debt[b]	41,466	Yield Analysis	Market Yield	14.27%	14.27%	14.27%
Subordinated Debt	33,911	Waterfall Analysis	Market Yield	10.25%	10.25%	10.25%
Subordinated Debt	9,654	Waterfall Analysis	EBITDA Multiple	9.83x	10.50x	9.83x
Collateralized Securities	4,322	Yield Analysis	Discount Margin	0.00%	16.90%	16.90%
Collateralized Securities[d]	539	Waterfall Analysis	Asset Price	$0.20	$0.49	$0.46

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 3 — Fair Value of Financial Instruments (cont.)

Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Range Minimum	Range Maximum	Weighted Average[(a)]
Equity/Other	205,980	Waterfall Analysis	Tangible Net Asset Value Multiple	1.15x	1.56x	1.41x
Equity/Other	26,748	Waterfall Analysis	EBITDA Multiple	2.58x	25.50x	12.51x
Equity/Other	20,310	Yield Analysis	Market Yield	11.59%	21.80%	16.75%
Equity/Other	12,528	Waterfall Analysis	Revenue Multiple	0.19x	1.20x	0.65x
Equity/Other[(b)]	10,330	Waterfall Analysis	Market Yield	10.25%	10.25%	10.25%
Equity/Other[(b)]	1,615	Waterfall Analysis	Adjusted BV Multiple	3.92x	3.92x	3.92x
Equity/Other[(e)]	—	N/A	N/A	N/A	N/A	N/A
FBLC Senior Loan Fund, LLC[(b)]	224,956	Discounted Cash Flow	Discount Rate	11.22%	11.22%	11.22%
Total	$ 3,998,057					

(a) Weighted averages are calculated based on fair value of investments.
(b) This asset category contains one investment.
(c) Investment(s) were valued based on recent or pending transactions expected to close after the valuation date.
(d) Range and weighted average shown in millions.
(e) Represents investments in the Equity/Other asset category determined to be worthless as of the valuation date.

There were no significant changes in valuation approach or technique as of December 31, 2025.

The following table summarizes the significant unobservable inputs used to value of the Level 3 investments as of December 31, 2024. The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Range Minimum	Range Maximum	Weighted Average[(a)]
Senior Secured First Lien Debt	$ 2,491,243	Yield Analysis	Market Yield	0.00%	47.67%	10.66%
Senior Secured First Lien Debt[(c)]	243,056	N/A	N/A	N/A	N/A	N/A
Senior Secured First Lien Debt	120,533	Waterfall Analysis	EBITDA Multiple	5.30x	19.83x	13.73x
Senior Secured First Lien Debt	31,874	Waterfall Analysis	Revenue Multiple	0.20x	0.55x	0.28x
Senior Secured Second Lien Debt	95,003	Yield Analysis	Market Yield	13.75%	19.30%	16.20%
Senior Secured Second Lien Debt	7,919	Waterfall Analysis	EBITDA Multiple	4.75x	7.50x	6.49x
Senior Secured Second Lien Debt[(b)]	446	Waterfall Analysis	Revenue Multiple	0.41x	0.41x	0.41x
Subordinated Debt	150,098	Waterfall Analysis	Tangible Net Asset Value Multiple	1.28x	1.58x	1.48x
Subordinated Debt[(b)]	37,532	Yield Analysis	Market Yield	13.66%	13.66%	13.66%
Subordinated Debt	8,788	Waterfall Analysis	EBITDA Multiple	9.83x	11.50x	9.84x
Collateralized Securities	6,407	Yield Analysis	Discount Rate	0.53%	15.15%	10.20%
Collateralized Securities[(d)]	4,486	Waterfall Analysis	Asset Recovery	$2.69	$2.75	$2.74
Equity/Other	196,541	Waterfall Analysis	Tangible Net Asset Value Multiple	1.28x	1.58x	1.46x
Equity/Other	34,572	Waterfall Analysis	EBITDA Multiple	0.00x	27.50x	8.51x
Equity/Other[(c)]	12,354	N/A	N/A	N/A	N/A	N/A
Equity/Other	4,212	Yield Analysis	Market Yield	8.07%	11.75%	9.01%
Equity/Other[(b)]	1,405	Waterfall Analysis	Adjusted BV Multiple	2.25x	2.25x	2.25x
Equity/Other	21	Waterfall Analysis	Revenue Multiple	0.20x	0.41x	0.32x
FBLC Senior Loan Fund, LLC[(b)]	404,934	Discounted Cash Flow	Discount Rate	12.96%	12.96%	12.96%
Total	$ 3,851,424					

(a) Weighted averages are calculated based on fair value of investments.
(b) This asset category contains one investment.
(c) Investment(s) were valued based on recent or pending transactions expected to close after the valuation date.
(d) Range and weighted average shown in millions.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 3 — Fair Value of Financial Instruments (cont.)

There were no significant changes in valuation approach or technique as of December 31, 2024.

Level 3 inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include investments in privately held entities where the fair value is based on unobservable inputs.

Increases or decreases in any of the above unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.

The income and market approaches were used in the determination of fair value of certain Level 3 assets as of December 31, 2025 and December 31, 2024. The significant unobservable inputs used in the income approach are the discount rate or market yield used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. An increase in the discount rate or market yield would result in a decrease in the fair value. Included in the consideration and selection of discount rates is risk of default, rating of the investment, call provisions and comparable company investments. The significant unobservable inputs used in the market approach are based on market comparable transactions and market multiples of publicly traded comparable companies. Increases or decreases in market comparable transactions or market multiples would result in an increase or decrease, respectively, in the fair value.

Valuations of loans, corporate debt, and other debt obligations are generally based on discounted cash flow techniques, for which the significant inputs are the amount and timing of expected future cash flows, market yields and recovery assumptions. The significant inputs are generally determined based on relative value analysis, which incorporate comparisons to other debt instruments for which observable prices or broker quotes are available. Other valuation methodologies are used as appropriate including market comparables, transactions in similar instruments and recovery/liquidation analysis. The Company also considers the use of EBITDA multiples, revenue multiples, tangible net asset value multiples, TBV multiples, and other relevant multiples on its debt and equity investments to determine any credit gains or losses in certain instances. Increases or decreases in either of these inputs in isolation may result in a significantly lower or higher fair value measurement of the respective subject instrument.

As of December 31, 2025, the Company had eight portfolio companies on non-accrual status with a total amortized cost of $100.3 million and fair value of $46.5 million, which represented 2.4% and 1.1% of the investment portfolio's total amortized cost and fair value, respectively. As of December 31, 2024, the Company had eight portfolio companies on non-accrual status with a total amortized cost of $105.1 million and fair value of $65.5 million, which represented 2.6% and 1.7% of the investment portfolio's total amortized cost and fair value, respectively. Refer to *Note 2 — Summary of Significant Accounting Policies* for additional details regarding the Company's non-accrual policy.

FBLC Senior Loan Fund, LLC

On January 24, 2024, as a result of the consummation of the Mergers, the Company became party to the joint venture formed on January 20, 2021, between FBLC and Cliffwater Corporate Lending Fund ("CCLF"), FBLC Senior Loan Fund, LLC ("SLF"). SLF invests primarily in senior secured loans, and to a lesser extent may invest in mezzanine loans, unsecured loans and equity of predominantly private U.S. middle market companies. SLF was formed as a Delaware limited liability company and is not consolidated by the Company for financial reporting purposes. The Company provides capital to SLF in the form of LLC equity interests. At formation, FBLC and CCLF owned 87.5% and 12.5%, respectively, of the LLC equity interests of SLF. On July 2, 2024, the Company contributed $100.0 million of additional capital into SLF. On February 28, 2025, SLF distributed $100.0 million to the Company as a return of capital. On October 15, 2025, SLF distributed $80.0 million to the Company as a return of capital. As of December 31, 2025, the Company and CCLF owned 80.0% and 20.0%, respectively, of the LLC equity interests of SLF. Profit and loss are allocated based on each members' ownership percentage of the joint venture's net asset value. SLF has an

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 3 — Fair Value of Financial Instruments (cont.)

Administrative and Loan Services Agreement with BSP, an affiliate of the Company, pursuant to which BSP provides certain operational and valuation services for SLF's investments; as well as certain agreements with third-party service providers. The Company and CCLF each appoint two members to SLF's four-person board of members. All material decisions with respect to SLF, including those involving its investment portfolio, require unanimous approval of a quorum of the board of members. Quorum is defined as (i) the presence of two members of the board of members; provided that at least one individual is present that was elected, designated or appointed by each member; (ii) the presence of three members of the board of members; provided that the individual that was elected, designated or appointed by the member with only one individual present shall be entitled to cast two votes on each matter; and (iii) the presence of four members of the board of members; provided that two individuals are present that were elected, designated or appointed by each member.

As of December 31, 2025, the Company's investment in SLF consisted of equity contributions of $225.0 million. The Company's investment in SLF is classified as "Equity/Other" on the consolidated schedules of investments, and other disclosures unless otherwise indicated.

Below is a summary of SLF's portfolio as of December 31, 2025 and December 31, 2024. A listing of the individual investments in SLF's portfolio as of such dates can be found below:

	December 31, 2025	December 31, 2024
Total assets	$ 751,516	$ 1,151,336
Total investments[1]	$ 704,292	$ 1,103,160
Weighted Average Current Yield for Total Portfolio[2]	7.9%	9.1%
Number of Portfolio companies in SLF	139	210
Largest portfolio company investment[1]	$ 13,952	$ 17,223
Total of five largest portfolio company investments[1]	$ 62,136	$ 72,582

(1) At fair value.
(2) Includes the effect of the amortization or accretion of loan premiums or discounts.

SLF may invest in portfolio companies in the same industries in which the Company directly invests.

Below is a listing of SLF's individual investments as of December 31, 2025:

		December 31, 2025					
Portfolio Company	**Industry**	**Investment Coupon Rate**[a]	**Maturity**	**Principal/ Number of Shares**	**Amortized Cost**	**Fair Value**	**% of Members' Capital**[c]
Senior Secured First Lien Debt							
AAdvantage Loyalty IP, Ltd.[f]	Passenger Airlines	S+ 2.25% (6.13%)	4/20/2028	$ 3,990	$ 3,987	$ 3,997	1.4%
Acrisure, LLC[b]	Insurance	S+ 3.25% (6.97%)	6/21/2032	5,156	5,114	5,154	1.9%
ADMI Corp.[f]	Health Care Providers & Services	S+ 5.75% (9.47%)	12/23/2027	2,793	2,702	2,669	1.0%
Adtalem Global Education, Inc.[f]	Diversified Consumer Services	S+ 2.75% (6.47%)	8/14/2028	238	238	238	0.1%
Alera Group, Inc.[b]	Insurance	S+ 3.25% (6.97%)	5/31/2032	7,761	7,724	7,794	2.8%
Allwyn Entertainment Financing US, LLC[b][f]	Hotels, Restaurants & Leisure	S+ 2.50% (6.17%)	11/24/2032	7,000	6,860	6,860	2.5%
ARC Falcon I, Inc.[f]	Chemicals	S+ 3.50% (7.32%)	10/2/2028	4,961	4,967	4,955	1.8%
Arches Buyer, Inc.[b]	Media	S+ 3.25% (7.07%)	12/6/2027	5,914	5,834	5,923	2.1%
Arcline FM Holdings, LLC[f]	Aerospace & Defense	S+ 2.75% (6.42%)	6/24/2030	4,975	4,964	4,989	1.8%
Artera Services, LLC[b]	Construction & Engineering	S+ 4.50% (8.17%)	2/18/2031	5,520	5,489	4,440	1.6%
Ascend Learning, LLC[f]	Diversified Consumer Services	S+ 3.00% (6.72%)	12/11/2028	3,975	3,966	3,984	1.4%
Ascensus Group Holdings, Inc.[b][f]	Financial Services	S+ 3.00% (6.72%)	11/25/2032	7,485	7,479	7,472	2.7%
Athenahealth Group, Inc.[b]	Health Care Technology	S+ 2.75% (6.47%)	2/15/2029	9,925	9,815	9,935	3.6%
Athletico Management, LLC[f]	Health Care Providers & Services	S+ 4.25% (8.19%)	2/15/2029	4,825	4,812	3,577	1.3%
Avalara, Inc.[f]	Software	S+ 2.75% (6.42%)	3/26/2032	5,970	5,942	5,992	2.2%
Beach Acquisition Bidco, LLC[f]	Textiles, Apparel & luxury goods	S+ 3.25% (6.92%)	9/13/2032	1,450	1,447	1,460	0.5%

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2025(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3 — Fair Value of Financial Instruments (cont.)

December 31, 2025							
Portfolio Company	Industry	Investment Coupon Rate[(a)]	Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value	% of Members' Capital[(c)]
Bella Holding Co., LLC[(b)]	Health Care Providers & Services	S+ 3.00% (6.72%)	5/10/2028	$ 8,026	$ 8,006	$ 8,047	2.9%
Belron Finance 2019, LLC[(b)(f)]	Diversified Consumer Services	S+ 2.25% (6.12%)	10/16/2031	5,728	5,716	5,756	2.1%
Blackhawk Network Holdings, Inc.[(b)]	Professional Services	S+ 4.00% (7.67%)	3/12/2029	4,925	4,872	4,944	1.8%
Blackstone CQP Holdco, LP[(b)(f)]	Oil, Gas & Consumable Fuels	S+ 2.00% (5.67%)	12/31/2030	4,915	4,919	4,929	1.8%
CD&R Hydra Buyer, Inc.[(b)]	Industrial Conglomerates	S+ 4.00% (7.82%)	3/25/2031	6,190	6,165	6,182	2.2%
Cirque Du Soleil Holding USA Newco, Inc.[(b)(f)]	Entertainment	S+ 3.75% (7.42%)	3/8/2030	7,339	7,306	6,756	2.4%
Citadel Securities, LP[(b)]	Financial Services	S+ 2.00% (5.67%)	10/31/2031	4,411	4,410	4,432	1.6%
Clarios Global, LP[(b)(f)]	Automobile Components	S+ 2.75% (6.47%)	1/28/2032	9,975	9,968	10,012	3.6%
Clover Holding 2, LLC[(b)]	Software	S+ 3.75% (7.52%)	12/9/2031	5,224	5,178	5,219	1.9%
CNT Holdings I Corp.[(b)(f)]	Personal Care Products	S+ 2.50% (6.34%)	11/8/2032	6,031	6,033	6,043	2.2%
Compass Power Generation, LLC[(b)]	Independent Power and Renewable Electricity Producers	S+ 3.25% (6.97%)	4/16/2029	6,430	6,356	6,467	2.3%
Connectwise, LLC[(b)(f)]	Software	S+ 3.50% (7.43%)	9/29/2028	10,633	10,618	10,427	3.7%
Conservice Midco, LLC[(b)(f)]	Diversified Consumer Services	S+ 2.75% (6.47%)	5/13/2030	5,418	5,418	5,423	2.0%
Corelogic, Inc.[(b)(f)]	IT Services	S+ 3.50% (7.33%)	6/2/2028	8,882	8,851	8,879	3.2%
Cornerstone Building Brands, Inc.[(b)(f)]	Building Products	S+ 5.63% (9.38%)	8/1/2028	3,564	3,583	2,798	1.0%
Cotiviti, Inc.[(b)]	Health Care Providers & Services	S+ 2.75% (6.62%)	3/26/2032	4,726	4,682	4,528	1.6%
Cotiviti, Inc.[(b)(f)]	Health Care Providers & Services	S+ 2.75% (6.62%)	5/1/2031	9,826	9,791	9,424	3.4%
Crisis Prevention Institute, Inc.[(b)]	Diversified Consumer Services	S+ 4.00% (7.67%)	4/9/2031	2,310	2,301	2,290	0.8%
Crown Finance US, Inc.[(b)]	Entertainment	S+ 4.50% (8.34%)	12/2/2031	4,950	4,908	4,873	1.8%
Directv Financing, LLC[(b)]	Media	S+ 5.00% (9.10%)	8/2/2027	196	195	196	0.1%
EIG Management Co., LLC[(b)]	Capital Markets	S+ 5.00% (8.72%)	5/17/2029	3,442	3,391	3,442	1.2%
Emerald Borrower, LP[(b)(f)]	Machinery	S+ 2.25% (6.12%)	8/4/2031	2,294	2,290	2,297	0.8%
Ensemble RCM, LLC[(b)(f)]	Health Care Providers & Services	S+ 3.00% (6.84%)	8/1/2029	13,311	13,238	13,368	4.7%
Entain, PLC[(f)]	Hotels, Restaurants & Leisure	S+ 2.25% (5.92%)	7/30/2032	4,788	4,788	4,747	1.7%
Entain, PLC[(b)(f)]	Hotels, Restaurants & Leisure	S+ 2.25% (5.92%)	10/31/2029	3,459	3,454	3,435	1.2%
Epicor Software Corp.[(b)]	Software	S+ 2.50% (6.22%)	5/30/2031	6,070	6,041	6,086	2.2%
FinThrive Software Intermediate Holdings, Inc.[(b)]	Health Care Technology	S+ 5.25% (8.95%)	12/15/2028	2,970	2,947	2,732	1.0%
Fitness International, LLC[(b)(f)]	Hotels, Restaurants & Leisure	S+ 4.50% (8.22%)	2/12/2029	6,833	6,694	6,839	2.5%
FNZ Group Entities, Ltd.[(b)]	Financial Services	S+ 5.00% (8.90%)	11/5/2031	2,968	2,920	2,330	0.8%
Focus Financial Partners, LLC[(f)]	Capital Markets	S+ 2.50% (6.22%)	9/15/2031	4,436	4,430	4,443	1.6%
Foresight Energy Operating, LLC[(b)]	Oil, Gas & Consumable Fuels	S+ 8.00% (11.77%)	6/30/2027	648	637	648	0.2%
Freeport LNG Investments, LLLP[(f)]	Oil, Gas & Consumable Fuels	S+ 3.00% (7.15%)	11/17/2026	4,818	4,805	4,820	1.7%
Galaxy US OpCo, Inc.[(f)]	Professional Services	S+ 5.75% (9.59%) 3.75% PIK	7/31/2030	2,326	2,094	2,229	0.8%
Geon Performance Solutions, LLC[(b)]	Chemicals	S+ 4.25% (8.18%)	8/18/2028	4,523	4,506	3,555	1.3%
Geosyntec Consultants, Inc.[(b)(f)]	Professional Services	S+ 3.00% (6.72%)	7/31/2031	9,181	9,144	9,227	3.3%
Global Medical Response, Inc.[(b)(f)]	Health Care Providers & Services	S+ 3.50% (7.38%)	10/1/2032	9,966	9,839	10,022	3.5%
Golden State Foods, LLC[(b)]	Food Products	S+ 4.00% (8.00%)	12/4/2031	6,419	6,379	6,450	2.3%
Gulfside Supply, Inc.[(b)(f)]	Building Products	S+ 3.00% (6.67%)	6/17/2031	4,444	4,444	4,375	1.6%
Hamilton Projects Acquiror, LLC[(f)]	Independent Power and Renewable Electricity Producers	S+ 2.50% (6.22%)	5/30/2031	6,580	6,568	6,617	2.4%
HelpSystems Holdings, Inc.[(b)]	Software	S+ 6.00% (9.97%)	5/21/2029	4,590	4,333	4,139	1.5%
Hudson River Trading, LLC[(b)(f)]	Capital Markets	S+ 2.75% (6.49%)	3/18/2030	5,224	5,201	5,243	1.9%
Hunter Douglas, Inc.[(f)]	Household Durables	S+ 3.00% (6.67%)	1/16/2032	4,484	4,471	4,500	1.6%
Icon Parent I, Inc.[(b)]	Software	S+ 2.75% (6.45%)	11/13/2031	4,975	4,956	4,981	1.8%
IDERA, Inc.[(f)]	Software	S+ 3.50% (7.35%)	3/2/2028	4,950	4,952	4,602	1.7%
Invenergy Thermal Operating I, LLC[(b)]	Independent Power and Renewable Electricity Producers	S+ 2.75% (6.41%)	5/17/2032	3,567	3,559	3,578	1.3%
Invenergy Thermal Operating I, LLC[(b)]	Independent Power and Renewable Electricity Producers	S+ 2.75% (6.41%)	5/17/2032	225	224	226	0.1%
ION Platform Finance US, Inc.[(f)]	Software	S+ 3.75% (7.42%)	9/30/2032	4,063	4,022	3,803	1.4%
Jane Street Group, LLC[(b)(f)]	Financial Services	S+ 2.00% (5.82%)	12/15/2031	8,084	8,075	8,040	2.9%
Jump Financial, LLC[(b)(f)]	Financial Services	S+ 3.50% (7.17%)	2/26/2032	7,232	7,169	7,124	2.6%
Kaman Corp.[(b)(d)]	Aerospace & Defense	S+ 2.50% (6.43%)	2/26/2032	56	55	58	0.0%
Kaman Corp.[(b)(f)]	Aerospace & Defense	S+ 2.50% (6.32%)	2/26/2032	6,199	6,193	6,220	2.2%

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2025(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3 — Fair Value of Financial Instruments (cont.)

December 31, 2025

Portfolio Company	Industry	Investment Coupon Rate[(a)]	Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value	% of Members' Capital[(c)]
Kaseya, Inc.[(b)]	Software	S+ 3.00% (6.72%)	3/22/2032	$ 3,772	$ 3,754	$ 3,772	1.4%
Kingpin Intermediate Holdings, LLC	Hotels, Restaurants & Leisure	7.25%	10/15/2032	5,000	4,896	4,733	1.7%
Kingpin Intermediate Holdings, LLC[(f)]	Hotels, Restaurants & Leisure	S+ 3.25% (6.97%)	9/22/2032	7,500	7,445	7,331	2.6%
Kodiak Building Partners, LLC[(f)]	Building Products	S+ 3.75% (7.47%)	12/4/2031	4,000	3,836	3,896	1.4%
LABL, Inc.[(b)]	Containers & Packaging	S+ 5.00% (8.94%)	10/30/2028	4,910	4,871	3,093	1.1%
Max US Bidco, Inc.[(b)]	Food Products	S+ 5.00% (8.67%)	10/3/2030	4,912	4,730	3,755	1.4%
Merlin Buyer, Inc.[(f)]	Machinery	S+ 4.00% (7.67%)	12/13/2028	1,108	1,106	1,118	0.4%
Mermaid Bidco Inc[(b)(f)]	IT Services	S+ 3.25% (7.15%)	7/3/2031	7,462	7,444	7,481	2.7%
MH Sub I, LLC[(b)(f)]	IT Services	S+ 4.25% (7.97%)	5/3/2028	5,367	5,225	4,978	1.8%
Monogram Food Solutions, LLC[(f)]	Food Products	S+ 4.00% (7.83%)	8/28/2028	2,088	2,027	2,088	0.8%
Nexus Buyer, LLC[(b)]	Capital Markets	S+ 3.50% (7.22%)	7/31/2031	4,962	4,944	4,889	1.8%
Nouryon Finance B.V.[(f)]	Chemicals	S+ 3.25% (7.04%)	4/3/2028	2,204	2,192	2,202	0.8%
Omnia Partners, LLC[(f)]	Commercial Services & Supplies	S+ 2.75% (6.46%)	12/31/2032	6,152	6,121	6,171	2.2%
Peer Holding III B.V.[(b)]	Broadline Retail	S+ 2.50% (6.17%)	7/1/2031	5,940	5,940	5,961	2.1%
PetSmart, LLC[(f)]	Specialty Retail	S+ 4.00% (7.73%)	8/18/2032	2,455	2,455	2,442	0.9%
Pluto Acquisition I, Inc.[(b)]	Health Care Providers & Services	S+ 4.00% (7.87%)	9/20/2028	9,630	9,631	7,984	2.9%
PODS, LLC[(b)(f)]	Air Freight & Logistics	S+ 3.00% (6.83%)	3/31/2028	7,438	7,133	7,343	2.6%
Pregis TopCo, LLC[(b)]	Containers & Packaging	S+ 4.00% (7.72%)	2/1/2029	6,661	6,648	6,712	2.4%
Pretzel Parent, Inc.[(b)]	Entertainment	S+ 4.50% (8.22%)	10/1/2031	3,474	3,428	3,426	1.2%
Proofpoint, Inc.[(b)(f)]	Software	S+ 3.00% (6.92%)	8/31/2028	6,616	6,591	6,644	2.4%
Pug, LLC[(f)]	Entertainment	S+ 4.75% (8.47%)	3/15/2030	2,500	2,471	2,474	0.9%
Quikrete Holdings, Inc.[(f)]	Construction Materials	S+ 2.25% (5.97%)	4/14/2031	4,506	4,499	4,517	1.6%
Quikrete Holdings, Inc.[(b)]	Construction Materials	S+ 2.25% (5.97%)	2/10/2032	2,531	2,525	2,538	0.9%
Radiology Partners, Inc.[(b)]	Health Care Providers & Services	S+ 4.50% (8.17%)	6/30/2032	7,591	7,518	7,570	2.7%
Raven Acquisition Holdings, LLC[(b)]	Health Care Providers & Services	S+ 3.00% (6.72%)	11/19/2031	9,727	9,670	9,754	3.5%
Raven Acquisition Holdings, LLC[(b)(d)]	Health Care Providers & Services	S+ 3.00%	11/19/2031	—	(4)	2	0.0%
Recess Holdings, Inc.[(b)]	Household Durables	S+ 3.75% (7.62%)	2/21/2030	5,343	5,312	5,373	1.9%
Red Planet Borrower, LLC[(b)]	Media	S+ 4.00% (7.72%)	9/8/2032	7,499	7,427	7,506	2.7%
Renaissance Holdings Corp.[(f)]	Diversified Consumer Services	S+ 4.00% (7.72%)	4/5/2030	4,148	4,073	3,613	1.3%
Rithum Holdings, Inc.[(b)]	Software	S+ 4.75% (8.42%)	7/21/2032	4,988	4,891	4,977	1.8%
Roper Industrial Products Investment Co., LLC[(f)]	Industrial Conglomerates	S+ 2.75% (6.42%)	11/22/2029	4,947	4,877	4,973	1.8%
S&S Holdings, LLC[(b)]	Textiles, Apparel & luxury goods	S+ 5.00% (8.83%)	3/13/2028	4,673	4,615	4,668	1.7%
Sedgwick Claims Management Services, Inc.[(b)(f)]	Health Care Providers & Services	S+ 2.50% (6.22%)	7/31/2031	7,218	7,205	7,239	2.6%
Sharp Services, LLC[(f)]	Health Care Providers & Services	S+ 3.00% (6.67%)	9/29/2032	3,016	3,001	3,023	1.1%
Sonrava Health Holdings, LLC	Health Care Providers & Services	P+ 7.50% (14.25%)	5/18/2028	1,847	1,663	1,754	0.6%
Sonrava Health Holdings, LLC	Health Care Providers & Services	P+ 7.50% (14.25%) 5.50% PIK	8/18/2028	10,782	10,463	1,617	0.6%
Sonrava Health Holdings, LLC	Health Care Providers & Services	S+ 10.00% (13.77%) 2.50% PIK	6/3/2026	311	311	311	0.1%
Sotera Health Holdings, LLC[(b)]	Life Sciences Tools & Services	S+ 2.50% (6.34%)	5/30/2031	7,410	7,382	7,442	2.7%
Specialty Building Products Holdings, LLC[(b)]	Building Products	S+ 3.75% (7.57%)	10/16/2028	4,926	4,823	4,583	1.7%
Staples, Inc.[(f)]	Specialty Retail	S+ 5.75% (9.60%)	9/4/2029	2,955	2,866	2,799	1.0%
Starlight Parent, LLC[(b)]	Software	S+ 4.00% (7.70%)	4/16/2032	5,486	5,334	5,472	2.0%
Stonepeak Nile Parent, LLC[(b)(f)]	Air Freight & Logistics	S+ 2.25% (6.16%)	4/9/2032	4,375	4,365	4,373	1.6%
Tecta America Corp.[(b)]	Construction & Engineering	S+ 2.75% (6.47%)	2/18/2032	5,468	5,458	5,485	2.0%
TransDigm, Inc.[(f)]	Aerospace & Defense	S+ 2.50% (6.22%)	2/28/2031	3,900	3,894	3,914	1.4%
Traverse Midstream Partners, LLC[(b)(f)]	Oil, Gas & Consumable Fuels	S+ 2.50% (6.34%)	2/16/2028	9,849	9,847	9,859	3.6%
Triton Water Holdings, Inc.[(b)(f)]	Beverages	S+ 2.25% (5.92%)	3/31/2028	7,384	7,365	7,402	2.7%
Truck Hero, Inc.[(b)(f)]	Automobile Components	S+ 5.00% (8.83%)	1/31/2028	4,444	4,378	3,428	1.2%
Truck Hero, Inc.[(b)(f)]	Automobile Components	S+ 3.75% (7.58%)	1/31/2028	8,362	8,295	6,391	2.3%
UKG, Inc.[(b)(f)]	Software	S+ 2.50% (6.34%)	2/10/2031	9,638	9,581	9,642	3.5%
United Airlines, Inc.[(b)]	Passenger Airlines	S+ 2.00% (5.73%)	2/24/2031	3,710	3,697	3,722	1.3%

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 3 — Fair Value of Financial Instruments (cont.)

				December 31, 2025			
Portfolio Company	Industry	Investment Coupon Rate[a]	Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value	% of Members' Capital[c]
University Support Services, LLC[b][f]	Diversified Consumer Services	S+ 2.75% (6.47%)	2/12/2029	$ 4,025	$ 3,974	$ 3,882	1.4%
US Anesthesia Partners, Inc.[b][f]	Health Care Providers & Services	S+ 4.00% (7.99%)	10/2/2028	6,913	6,682	6,938	2.5%
VFH Parent, LLC[f]	Capital Markets	S+ 2.50% (6.22%)	6/23/2031	5,000	5,000	5,010	1.8%
Victory Buyer, LLC[b]	Building Products	S+ 3.75% (7.58%)	11/20/2028	7,349	7,182	7,375	2.7%
WCG Purchaser Corp.[b]	Health Care Providers & Services	S+ 3.00% (6.72%)	2/25/2032	4,473	4,453	4,479	1.6%
WestJet Loyalty, LP[b]	Passenger Airlines	S+ 3.25% (6.92%)	2/14/2031	5,699	5,653	5,718	2.1%
White Cap Supply Holdings, LLC[f]	Building Products	S+ 3.25% (6.97%)	10/19/2029	5,280	5,258	5,301	1.9%
Windsor Holdings III, LLC[f]	Chemicals	S+ 2.75% (6.47%)	8/1/2030	3,245	3,197	3,249	1.2%
X Corp.[b]	Interactive Media & Services	S+ 6.50% (10.45%)	10/26/2029	4,949	4,923	4,857	1.7%
X Corp.[b][f]	Interactive Media & Services	9.50%	10/26/2029	7,500	7,430	7,468	2.7%
Zayo Group Holdings, Inc.[f]	Diversified Telecommunication Services	S+ 3.50% (6.83%) 0.50% PIK	3/11/2030	4,482	4,205	4,242	1.5%
Subtotal Senior Secured First Lien Debt					**$ 668,611**	**$ 648,199**	**233.4%**
Senior Secured Second Lien Debt							
American Rock Salt Company, LLC. .	Chemicals	S+ 7.25% (11.33%)	6/11/2029	$ 1,943	$ 1,930	$ 1,570	0.6%
Edelman Financial Center, LLC[f] . . .	Capital Markets	S+ 5.25% (8.97%)	10/6/2028	4,750	4,743	4,734	1.7%
IDERA, Inc.[b][e]	Software	S+ 6.75% (10.75%)	3/2/2029	1,036	1,031	933	0.3%
Neptune Bidco US, Inc.[f]	Interactive Media & Services	S+ 9.75% (13.76%)	10/11/2029	579	568	579	0.2%
Peraton Corp.[b]	Communications Equipment	S+ 7.75% (11.67%)	2/1/2029	9,750	7,882	7,636	2.8%
Subtotal Senior Secured Second Lien Debt					**$ 16,154**	**$ 15,452**	**5.6%**
Subordinated Debt							
Resideo Funding, Inc.	Building Products	4.00%	9/1/2029	$ 2,000	$ 1,915	$ 1,934	0.7%
Subtotal Subordinated Debt					**$ 1,915**	**$ 1,934**	**0.7%**
Collateralized Securities							
Collateralized Securities – Debt Investments							
AIG CLO, Ltd. 21-1A F	Capital Markets	S+ 6.90% (11.02%)	4/22/2034	$ 1,410	$ 1,313	$ 1,320	0.5%
Battalion CLO, Ltd. 21-17A F.	Capital Markets	S+ 7.50% (11.65%)	3/9/2034	1,224	1,153	570	0.2%
Carlyle GMS CLO, 16-3A FRR	Capital Markets	S+ 8.60% (12.75%)	7/20/2034	2,100	2,008	1,823	0.7%
Eaton Vance CDO, Ltd. 15-1A FR . .	Capital Markets	S+ 7.97% (12.12%)	1/20/2030	2,000	1,839	846	0.3%
Greywolf CLO, Ltd. 20-3RA ER. . . .	Capital Markets	S+ 8.74% (12.86%)	4/22/2033	1,000	902	916	0.3%
Highbridge Loan Management, Ltd. 11A-17 E	Capital Markets	S+ 6.10% (10.25%)	5/6/2030	3,000	2,812	2,592	0.9%
KKR Financial CLO, Ltd. 15 FR. . . .	Capital Markets	S+ 8.50% (12.65%)	1/18/2032	2,000	1,923	1,795	0.6%
LCM, Ltd. Partnership 16A ER2. . . .	Capital Markets	S+ 6.38% (10.55%)	10/15/2031	2,500	2,350	1,807	0.7%
Saranac CLO, Ltd. 20-8A E.	Capital Markets	S+ 8.12% (12.27%)	2/20/2033	1,455	1,445	1,095	0.4%
Sound Point CLO, Ltd. 17-2A E	Capital Markets	S+ 6.10% (10.22%)	7/25/2030	2,400	2,190	1,820	0.7%
Sound Point CLO, Ltd. 18-3A D	Capital Markets	S+ 5.79% (9.91%)	10/26/2031	1,000	931	819	0.3%
Symphony CLO, Ltd. 2012-9A ER2. .	Capital Markets	S+ 6.95% (11.11%)	7/16/2032	3,000	2,834	2,779	1.0%
Venture CLO 43, Ltd. 21-43A E	Capital Markets	S+ 7.15% (11.32%)	4/15/2034	3,000	2,933	2,715	1.0%
Wind River CLO, Ltd. 14-2A FR . . .	Capital Markets	S+ 7.87% (12.04%)	1/15/2031	3,000	2,660	91	0.0%
Subtotal Collateralized Securities					**$ 27,293**	**$ 20,988**	**7.6%**
Equity/Other							
Gordian Medical, Inc.	Health Care Providers & Services			415	$ 7,448	$ 7,316	2.6%
Gordian Medical, Inc.	Health Care Providers & Services			392	—	—	—%
PG&E Corp.	Electric Utilities	6.00%		230	10,683	9,412	3.4%
Resolute Investment Managers, Inc. .	Financial Services			30	1,286	991	0.4%
Subtotal Equity/Other					**$ 19,417**	**$ 17,719**	**6.4%**
TOTAL INVESTMENTS					**$ 733,390**	**$ 704,292**	**253.7%**

(a)   The majority of the investments bear interest at a rate that may be determined by reference to Secured Overnight Financing Rate ("SOFR" or "S") which reset daily, monthly, quarterly, or semiannually. For each, SLF has provided the spread over

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 3 — Fair Value of Financial Instruments (cont.)

the relevant reference rate and the current interest rate in effect at December 31, 2025. Certain investments are subject to reference rate floors. For fixed rate loans, a spread above a reference rate is not applicable. For floating rate securities the all-in rate is disclosed within parentheses.

(b) SLF's investment or a portion thereof is pledged as collateral under the BAML Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(c) Percentages are based on SLF members' capital as of December 31, 2025.

(d) SLF has various unfunded commitments to portfolio companies.

(e) SLF's investment or a portion thereof is held through a total return swap agreement with J.P. Morgan.

(f) SLF's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

SLF had $1.2 million of unfunded commitments to portfolio companies as of December 31, 2025.

Below is a listing of SLF's individual investments as of December 31, 2024:

		December 31, 2024					
Portfolio Company	**Industry**	**Investment Coupon Rate[a]**	**Maturity**	**Principal/ Number of Shares**	**Amortized Cost**	**Fair Value**	**% of Members' Capital[c]**
Senior Secured First Lien Debt							
Acrisure, LLC[b]	Financials	S+ 2.75% (7.11%)	2/16/2027	$ 17,217	$ 17,033	$ 17,223	3.3%
Adtalem Global Education, Inc.[f] . . .	Education	S+ 2.75% (7.11%)	8/14/2028	582	582	585	0.1%
Adtalem Global Education, Inc.[f] . . .	Education	5.50%	3/1/2028	1,042	1,042	1,020	0.2%
Air Canada	Transportation	3.88%	8/15/2026	5,000	4,782	4,861	1.0%
Albion Financing 3 SARL[b]	Business Services	S+ 4.25% (9.10%)	8/17/2029	3,050	3,050	3,076	0.6%
Alliant Holdings Intermediate, LLC[b]	Financials	S+ 2.75% (7.11%)	9/19/2031	4,988	4,976	4,995	1.0%
Alpha Generation, LLC[b][f]	Utilities	S+ 2.75% (7.11%)	9/30/2031	5,281	5,278	5,311	1.1%
Altice Financing, SA[f]	Telecom	5.00%	1/15/2028	2,000	1,960	1,565	0.3%
Altice France, SA[b][e]	Telecom	S+ 5.50% (10.16%)	8/15/2028	12,353	12,334	9,880	2.0%
Alvogen Pharma US, Inc.[b]	Healthcare	S+ 7.50% (11.96%)	6/30/2025	10,297	10,279	9,692	1.9%
Amentum Government Services Holdings, LLC[b]	Industrials	S+ 2.25% (6.61%)	9/29/2031	8,571	8,551	8,536	1.7%
American Airlines Inc/AAdvantage Loyalty IP, Ltd.[b]	Transportation	S+ 4.75% (9.63%)	4/20/2028	4,462	4,436	4,575	0.9%
American Builders & Contractors Supply Co., Inc.	Industrials	4.00%	1/15/2028	2,000	1,909	1,909	0.4%
AP Gaming I, LLC[f]	Gaming/Lodging	S+ 3.75% (8.11%)	2/15/2029	7,067	6,988	7,114	1.4%
Apollo Commercial Real Estate Finance, Inc.[f]	Financials	4.63%	6/15/2029	3,000	3,000	2,599	0.5%
Arches Buyer, Inc.[b]	Publishing	S+ 3.25% (7.71%)	12/6/2027	5,977	5,862	5,829	1.2%
Arcosa, Inc.[b]	Industrials	S+ 2.25% (6.61%)	8/15/2031	1,300	1,300	1,309	0.3%
Artera Services, LLC[b]	Utilities	S+ 4.50% (8.83%)	2/18/2031	5,576	5,540	5,519	1.1%
Ascensus Group Holdings, Inc.[b] . . .	Business Services	S+ 3.00% (7.36%)	8/2/2028	7,545	7,538	7,601	1.5%
Astoria Energy, LLC[f]	Utilities	S+ 3.25% (7.61%)	12/10/2027	1,723	1,723	1,733	0.3%
Asurion, LLC[b]	Business Services	S+ 3.25% (7.72%)	12/23/2026	4,016	3,986	4,012	0.8%
Athenahealth Group, Inc.[b]	Healthcare	S+ 3.25% (7.61%)	2/15/2029	12,690	12,641	12,704	2.4%
Athletico Management, LLC[f]	Healthcare	S+ 4.25% (8.73%)	2/15/2029	4,875	4,858	3,739	0.7%
Avaya Holdings Corp.	Technology	S+ 7.50% (11.86%)	8/1/2028	2,546	2,507	2,149	0.4%
Baldwin Insurance Group Holdings, LLC[b]	Financials	S+ 3.25% (7.61%)	5/26/2031	3,511	3,503	3,526	0.7%
Bally's Corp.[b][f]	Gaming/Lodging	S+ 3.25% (8.14%)	10/2/2028	3,701	3,675	3,492	0.7%
Bella Holding Co., LLC[b][f]	Healthcare	S+ 3.75% (8.21%)	5/10/2028	8,107	8,078	8,149	1.6%
Belron Finance 2019, LLC[b]	Transportation	S+ 2.75% (7.27%)	10/16/2031	5,786	5,771	5,833	1.2%
Berlin Packaging, LLC[f]	Paper & Packaging	S+ 3.50% (7.83%)	6/9/2031	3,032	3,026	3,048	0.6%
Blackhawk Network Holdings, Inc.[b] . .	Consumer	S+ 5.00% (9.36%)	3/12/2029	4,975	4,887	5,030	1.0%
Blackstone CQP Holdco, LP[b][f]	Industrials	S+ 2.00% (6.33%)	12/31/2030	12,355	12,361	12,367	2.4%
Broadstreet Partners, Inc.[f]	Financials	S+ 3.00% (7.36%)	6/16/2031	1,851	1,849	1,855	0.4%
Brown Group Holding, LLC[b]	Other	S+ 2.50% (7.09%)	7/1/2031	2,993	2,993	2,999	0.6%
Cablevision Lightpath, LLC[f]	Telecom	3.88%	9/15/2027	3,000	2,908	2,815	0.6%
Caesars Entertainment, Inc.[b]	Gaming/Lodging	S+ 2.25% (6.61%)	2/6/2031	8,739	8,725	8,742	1.7%

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2025(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3 — Fair Value of Financial Instruments (cont.)

December 31, 2024

Portfolio Company	Industry	Investment Coupon Rate[(a)]	Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value	% of Members' Capital[(c)]
Calpine Construction Finance Co., LP[(f)]	Utilities	S+ 2.00% (6.36%)	7/31/2030	$ 2,494	$ 2,499	$ 2,486	0.5%
CCI Buyer, Inc.[(b)]	Telecom	S+ 4.00% (8.33%)	12/17/2027	7,423	7,379	7,420	1.5%
CD&R Hydra Buyer, Inc.[(b)]	Industrials	S+ 4.00% (8.46%)	3/25/2031	6,253	6,223	6,265	1.3%
Charter Communications Operating, LLC	Cable	2.25%	1/15/2029	400	359	352	0.1%
Cirque Du Soleil Holding USA Newco, Inc.[(b)(f)]	Media/Entertainment	S+ 3.75% (8.08%)	3/8/2030	7,414	7,374	7,284	1.5%
Citadel Securities, LP[(b)]	Financials	S+ 2.00% (6.33%)	10/31/2031	4,455	4,452	4,465	0.9%
Clover Holding 2, LLC[(b)]	Software/Services	S+ 4.00% (8.30%)	12/9/2031	5,250	5,198	5,303	1.1%
CNT Holdings I Corp.[(f)]	Consumer	S+ 3.50% (8.09%)	11/8/2027	3,370	3,370	3,388	0.7%
CommerceHub, Inc.[(f)]	Technology	S+ 4.00% (8.80%)	12/29/2027	4,948	4,948	4,684	0.9%
Compass Power Generation, LLC[(b)]	Utilities	S+ 3.75% (8.11%)	4/16/2029	7,246	7,141	7,290	1.5%
Connect Finco SARL[(f)]	Telecom	S+ 3.50% (7.86%)	12/11/2026	2,175	2,178	2,148	0.4%
Connectwise, LLC[(b)(f)]	Software/Services	S+ 3.50% (8.09%)	9/29/2028	12,759	12,730	12,826	2.5%
Conservice Midco, LLC[(b)]	Business Services	S+ 3.50% (7.86%)	5/13/2027	7,469	7,469	7,516	1.5%
Corelogic, Inc.[(b)]	Business Services	S+ 3.50% (7.97%)	6/2/2028	6,965	6,928	6,867	1.4%
Cornerstone Building Brands, Inc.[(f)]	Industrials	S+ 4.50% (8.90%)	5/15/2031	1,377	1,370	1,322	0.3%
Cornerstone Building Brands, Inc.[(b)]	Industrials	S+ 5.63% (10.02%)	8/1/2028	3,306	3,368	3,239	0.6%
Cotiviti, Inc.[(b)]	Healthcare	S+ 2.75% (7.30%)	5/1/2031	9,925	9,880	9,969	2.0%
CPV Shore Holdings, LLC[(b)]	Utilities	S+ 3.75% (8.53%)	12/29/2025	2,000	1,988	1,978	0.4%
Crisis Prevention Institute, Inc.[(b)]	Education	S+ 4.00% (8.43%)	4/9/2031	2,333	2,322	2,336	0.5%
Crown Finance US, Inc.[(b)]	Media/Entertainment	S+ 5.25% (9.80%)	12/2/2031	5,000	4,950	4,994	1.0%
Directv Financing, LLC[(b)]	Media/Entertainment	S+ 5.00% (9.85%)	8/2/2027	1,793	1,780	1,796	0.4%
Division Holding Corp.[(b)]	Business Services	S+ 4.75% (9.22%)	5/26/2028	7,892	7,892	7,892	1.6%
Edgewater Generation, LLC[(b)]	Utilities	S+ 4.25% (8.61%)	8/1/2030	7,308	7,237	7,403	1.5%
EIG Management Co., LLC[(b)]	Financials	S+ 5.00% (9.36%)	5/17/2029	4,127	4,052	4,127	0.8%
Electron Bidco, Inc.[(b)]	Healthcare	S+ 2.75% (7.11%)	11/1/2028	2,500	2,500	2,507	0.5%
Emerald Borrower, LP[(b)(f)]	Industrials	S+ 2.50% (6.83%)	8/4/2031	5,317	5,308	5,332	1.1%
Ensemble RCM, LLC[(b)]	Healthcare	S+ 3.00% (7.59%)	8/1/2029	9,269	9,201	9,328	1.9%
Entain, PLC[(b)(f)]	Gaming/Lodging	S+ 2.75% (7.08%)	10/31/2029	3,485	3,478	3,492	0.7%
Epicor Software Corp.[(b)(f)]	Software/Services	S+ 2.75% (7.11%)	5/30/2031	4,008	4,001	4,033	0.8%
Fiesta Purchaser, Inc.[(b)]	Food & Beverage	S+ 3.25% (7.61%)	2/12/2031	2,488	2,487	2,487	0.5%
FinThrive Software Intermediate Holdings, Inc.[(b)]	Healthcare	S+ 4.00% (8.30%)	12/15/2028	2,000	1,920	1,975	0.4%
FinThrive Software Intermediate Holdings, Inc.[(b)]	Healthcare	S+ 5.25% (9.63%)	12/18/2028	3,000	2,970	2,960	0.6%
First Advantage Holdings, LLC[(b)]	Business Services	S+ 3.25% (7.61%)	10/31/2031	4,500	4,477	4,544	0.9%
First Brands Group, LLC[(b)(f)]	Consumer	S+ 5.00% (9.85%)	3/30/2027	5,940	5,891	5,563	1.1%
Fitness International, LLC[(b)]	Consumer	S+ 5.25% (9.71%)	2/12/2029	9,925	9,669	9,975	2.0%
FNZ Group Entities, Ltd.[(b)]	Financials	S+ 5.00% (9.55%)	11/5/2031	5,000	4,913	4,869	1.0%
Focus Financial Partners, LLC[(d)(f)]	Financials	S+ 3.25%	9/11/2031	—	—	7	0.0%
Focus Financial Partners, LLC[(f)]	Financials	S+ 3.25% (7.61%)	9/11/2031	8,127	8,107	8,195	1.6%
Foley Products Co., LLC[(b)]	Industrials	S+ 4.75% (9.23%)	12/29/2028	2,385	2,369	2,407	0.5%
Foresight Energy Operating, LLC[(b)]	Energy	S+ 8.00% (12.43%)	6/30/2027	656	639	656	0.1%
Foundation Building Materials, Inc.[(b)]	Industrials	S+ 4.00% (8.59%)	1/29/2031	12,319	12,232	12,108	2.4%
Freeport LNG Investments, LLLP[(b)]	Energy	S+ 3.00% (7.88%)	11/17/2026	5,838	5,806	5,826	1.2%
Galaxy US OpCo, Inc.[(b)(f)]	Software/Services	S+ 4.75% (9.34%)	4/30/2029	7,740	7,043	6,850	1.4%
Genesys Cloud Services Holdings I, LLC[(b)]	Software/Services	S+ 3.00% (7.36%)	12/1/2027	4,791	4,735	4,827	1.0%
Geon Performance Solutions, LLC[(b)]	Chemicals	S+ 4.25% (8.84%)	8/18/2028	4,566	4,544	4,568	0.9%
Geosyntec Consultants, Inc.[(b)]	Business Services	S+ 3.75% (8.11%)	7/31/2031	9,250	9,205	9,308	1.9%
GFL Environmental, Inc.	Business Services	3.50%	9/1/2028	2,000	1,896	1,883	0.4%
GIP Pilot Acquisition Partners, LP[(b)]	Energy	S+ 2.50% (7.09%)	10/4/2030	1,242	1,237	1,248	0.2%
Global Medical Response, Inc.[(b)]	Healthcare	S+ 6.25% (10.61%) 0.75% PIK	10/31/2028	9,970	9,817	9,989	2.0%

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2025(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3 — Fair Value of Financial Instruments (cont.)

December 31, 2024

Portfolio Company	Industry	Investment Coupon Rate[(a)]	Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value	% of Members' Capital[(c)]
Golden State Foods, LLC[(b)]	Food & Beverage	S+ 4.25% (8.58%)	10/7/2031	$ 6,500	$ 6,451	$ 6,551	1.3%
Green Energy Partners/Stonewall, LLC	Utilities	S+ 6.00% (10.59%)	11/12/2026	7,424	7,108	7,451	1.5%
Gulfside Supply, Inc.[(b)]	Industrials	S+ 3.00% (7.33%)	6/17/2031	4,728	4,728	4,744	0.9%
GVC Holdings Gibraltar, Ltd.[(f)]	Gaming/Lodging	S+ 2.50% (6.93%)	3/29/2027	4,825	4,825	4,836	1.0%
Hamilton Projects Acquiror, LLC[(f)]	Utilities	S+ 3.75% (8.11%)	5/30/2031	6,990	6,974	7,030	1.4%
HelpSystems Holdings, Inc.[(b)]	Software/Services	S+ 4.00% (8.69%)	11/19/2026	7,291	6,501	6,404	1.3%
Hudson River Trading, LLC[(b)]	Financials	S+ 3.00% (7.48%)	3/18/2030	5,283	5,243	5,296	1.1%
Hunter Douglas, Inc.[(b)(f)]	Consumer	S+ 3.50% (8.02%)	2/25/2029	4,969	4,953	4,957	1.0%
Icon Parent, Inc.[(b)]	Software/Services	S+ 3.00% (7.52%)	11/13/2031	5,000	4,975	5,014	1.0%
ICP Industrial, Inc.[(f)]	Chemicals	S+ 3.75% (8.34%)	12/29/2027	5,012	5,007	4,471	0.9%
IDERA, Inc.[(f)]	Technology	S+ 3.50% (8.07%)	3/2/2028	6,790	6,793	6,656	1.3%
IXS Holdings, Inc.[(b)(f)]	Transportation	S+ 4.25% (8.68%)	3/5/2027	7,447	7,233	7,166	1.4%
Jack Ohio Finance, LLC[(f)]	Gaming/Lodging	S+ 4.75% (9.22%)	10/4/2028	3,874	3,863	3,881	0.8%
Jane Street Group, LLC[(f)]	Financials	4.50%	11/15/2029	7,000	6,703	6,544	1.3%
Jane Street Group, LLC[(b)]	Financials	S+ 2.00% (6.40%)	12/15/2031	6,164	6,149	6,137	1.2%
Jazz Securities, DAC	Healthcare	4.38%	1/15/2029	1,000	937	943	0.2%
Johnstone Supply, LLC[(f)]	Industrials	S+ 2.50% (6.88%)	6/9/2031	981	979	984	0.2%
Jump Financial, LLC[(b)]	Financials	S+ 4.50% (9.09%)	8/7/2028	7,269	7,193	7,232	1.4%
Kuehg Corp.[(f)]	Education	S+ 3.25% (7.84%)	6/12/2030	3,094	2,981	3,122	0.6%
LABL, Inc.[(b)]	Paper & Packaging	S+ 5.00% (9.46%)	10/30/2028	4,962	4,912	4,787	1.0%
Lakeshore Learning Materials, LLC[(f)]	Retail	S+ 3.50% (7.97%)	9/29/2028	4,949	4,949	4,862	1.0%
LaserShip, Inc.[(b)]	Transportation	S+ 4.50% (9.28%)	8/10/2029	3,775	3,135	2,850	0.6%
LBM Acquisition, LLC[(b)(f)]	Industrials	S+ 3.75% (8.21%)	12/17/2027	4,974	4,965	4,982	1.0%
LifePoint Health, Inc.[(f)]	Healthcare	4.38%	2/15/2027	4,000	3,934	3,830	0.8%
LifePoint Health, Inc.[(b)]	Healthcare	S+ 3.75% (8.41%)	5/19/2031	4,848	4,753	4,861	1.0%
Lightning Power, LLC[(b)]	Utilities	S+ 3.25% (7.58%)	8/18/2031	4,489	4,445	4,534	0.9%
Lightstone Holdco, LLC[(b)(f)]	Utilities	S+ 5.75% (10.34%)	1/29/2027	15,866	15,019	16,025	3.1%
Lightstone Holdco, LLC[(b)(f)]	Utilities	S+ 5.75% (10.34%)	1/29/2027	897	850	906	0.2%
Liquid Tech Solutions Holdings, LLC[(b)(f)]	Industrials	S+ 4.75% (9.44%)	3/20/2028	9,933	9,906	9,933	2.0%
Luxembourg Investment Co., 428 SARL	Chemicals	S+ 7.00% (11.74%)	1/3/2029	3,686	3,660	51	0.0%
Madison IAQ, LLC[(f)]	Industrials	4.13%	6/30/2028	2,000	1,990	1,893	0.4%
Magnite, Inc.[(b)]	Technology	S+ 3.75% (8.11%)	2/6/2031	4,975	4,930	5,031	1.0%
Max US Bidco, Inc.[(b)]	Food & Beverage	S+ 5.00% (9.36%)	10/3/2030	4,963	4,748	4,822	1.0%
Medline Borrower, LP[(f)]	Healthcare	S+ 2.25% (6.61%)	10/23/2028	3,990	3,990	4,001	0.8%
MH Sub I, LLC[(b)(f)]	Business Services	S+ 4.25% (8.82%)	5/3/2028	4,432	4,358	4,432	0.9%
Michael Baker International, LLC[(b)]	Industrials	S+ 4.75% (9.11%)	12/1/2028	3,243	3,223	3,253	0.6%
MPH Acquisition Holdings, LLC[(b)]	Healthcare	S+ 4.25% (9.03%)	9/1/2028	868	858	735	0.1%
MYOB US Borrower, LLC[(f)]	Business Services	S+ 4.00% (8.36%)	5/6/2026	5,299	5,295	5,201	1.0%
National Mentor Holdings, Inc.[(f)]	Healthcare	S+ 3.75% (8.18%)	3/2/2028	94	93	93	0.0%
National Mentor Holdings, Inc.[(b)(f)]	Healthcare	S+ 3.75% (8.21%)	3/2/2028	2,373	2,366	2,349	0.5%
Nexus Buyer, LLC[(b)]	Financials	S+ 4.00% (8.36%)	7/31/2031	7,156	7,121	7,173	1.4%
Nouryon Finance B.V.[(f)]	Chemicals	S+ 3.25% (7.66%)	4/3/2028	2,247	2,231	2,261	0.5%
Omnia Partners, LLC[(f)]	Business Services	S+ 2.75% (7.37%)	7/25/2030	6,214	6,177	6,240	1.2%
OneDigital Borrower, LLC[(f)]	Financials	S+ 3.25% (7.61%)	7/2/2031	6,841	6,808	6,849	1.4%
Osaic Holdings, Inc.[(f)]	Financials	S+ 3.50% (7.86%)	8/17/2028	5,491	5,448	5,506	1.1%
Oscar AcquisitionCo, LLC[(f)]	Industrials	S+ 4.25% (8.50%)	4/30/2029	4,943	4,895	4,884	1.0%
Peer Holding III B.V.[(b)]	Retail	S+ 3.00% (7.33%)	7/1/2031	6,000	6,000	6,024	1.2%
Peraton Corp.[(b)]	Industrials	S+ 3.75% (8.21%)	2/1/2028	4,907	4,884	4,557	0.9%
PetSmart, LLC[(f)]	Retail	S+ 3.75% (8.21%)	2/11/2028	2,474	2,473	2,462	0.5%
Pluto Acquisition I, Inc.[(b)]	Healthcare	S+ 4.00% (8.52%)	9/20/2028	9,730	9,730	8,838	1.7%
PODS, LLC[(b)(f)]	Paper & Packaging	S+ 3.00% (7.85%)	3/31/2028	7,442	7,126	6,944	1.4%
Power Stop, LLC[(f)]	Transportation	S+ 4.75% (9.36%)	1/26/2029	3,149	3,125	2,986	0.6%
PRA Health Sciences, Inc.	Healthcare	2.88%	7/15/2026	8,600	8,281	8,284	1.7%
Pregis TopCo, LLC[(b)]	Paper & Packaging	S+ 4.00% (8.36%)	7/31/2026	6,729	6,707	6,763	1.4%

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 3 — Fair Value of Financial Instruments (cont.)

			December 31, 2024				
Portfolio Company	**Industry**	**Investment Coupon Rate[a]**	**Maturity**	**Principal/ Number of Shares**	**Amortized Cost**	**Fair Value**	**% of Members' Capital[c]**
Pretzel Parent, Inc.[b]	Media/Entertainment	S+ 4.50% (8.86%)	10/1/2031	$ 3,500	$ 3,449	$ 3,522	0.7%
Proofpoint, Inc.[b]	Software/Services	S+ 3.00% (7.36%)	8/31/2028	6,309	6,272	6,335	1.3%
Pug, LLC[f]	Media/Entertainment	S+ 4.75% (9.11%)	3/15/2030	4,764	4,700	4,766	1.0%
Quikrete Holdings, Inc.[f]	Industrials	S+ 2.25% (6.61%)	3/19/2029	1,734	1,734	1,732	0.3%
Quikrete Holdings, Inc.[f]	Industrials	S+ 2.50% (6.86%)	4/14/2031	6,063	6,048	6,056	1.2%
Radar Bidco SARL[b]	Transportation	S+ 3.75% (8.34%)	4/4/2031	1,407	1,400	1,422	0.3%
Radiology Partners, Inc.[b][f]	Healthcare	S+ 5.00% (9.78%) 1.50% PIK	1/31/2029	10,493	9,984	10,345	2.0%
Raven Acquisition Holdings, LLC[b][d]	Healthcare	S+ 3.25%	11/19/2031	—	(3)	1	0.0%
Raven Acquisition Holdings, LLC[b] . .	Healthcare	S+ 3.25% (7.61%)	11/19/2031	7,933	7,894	7,946	1.6%
Recess Holdings, Inc.[b]	Consumer	S+ 4.50% (9.09%)	2/20/2030	12,412	12,281	12,517	2.4%
Renaissance Holdings Corp.[f]	Software/Services	S+ 4.00% (8.36%)	4/5/2030	1,975	1,974	1,969	0.4%
Resolute Investment Managers, Inc . . .	Financials	S+ 6.50% (11.09%)	4/30/2027	2,433	2,433	2,433	0.5%
Revere Power, LLC[b]	Utilities	S+ 4.25% (8.73%)	3/30/2026	8,683	8,209	8,564	1.7%
Revere Power, LLC[b]	Utilities	S+ 4.25% (8.73%)	3/30/2026	766	725	756	0.2%
Roper Industrial Products Investment Co., LLC[f]	Industrials	S+ 2.75% (7.08%)	11/22/2029	7,496	7,340	7,509	1.5%
Russell Investments US Institutional Holdco, Inc.[b]	Financials	S+ 6.50% (11.09%) 1.50% PIK	5/28/2027	5,828	5,692	5,544	1.1%
RXB Holdings, Inc.[b][f]	Healthcare	S+ 4.50% (8.97%)	12/20/2027	9,898	9,896	9,823	1.9%
Ryan Specialty Group, LLC[b]	Financials	S+ 2.25% (6.61%)	9/15/2031	2,002	1,997	2,007	0.4%
S&S Holdings, LLC[f]	Consumer	S+ 5.00% (9.46%)	3/13/2028	6,738	6,621	6,717	1.3%
Safety Products/JHC Acquisition Corp.[b]	Industrials	S+ 4.50% (8.96%)	6/28/2026	399	390	399	0.1%
Safety Products/JHC Acquisition Corp.[b][f]	Industrials	S+ 4.50% (8.96%)	6/28/2026	7,389	7,255	7,389	1.5%
Saks Global Enterprises, LLC	Consumer	11.00%	12/15/2029	3,000	3,000	2,885	0.6%
Sedgwick Claims Management Services, Inc.[b]	Business Services	S+ 3.00% (7.59%)	7/31/2031	7,291	7,273	7,327	1.5%
Sierra Enterprises, LLC[b]	Food & Beverage	S+ 6.75% (11.34%) 4.25% PIK	5/10/2027	5,175	5,113	5,097	1.0%
SK Neptune Husky Finance SARL . .	Chemicals	S+ 10.00% (15.59%) 2.00% PIK	4/30/2024	650	645	650	0.1%
Sonrava Health Holdings, LLC	Healthcare	S+ 6.50% (11.50%)	5/18/2028	1,856	1,612	1,837	0.4%
Sonrava Health Holdings, LLC[f]	Healthcare	S+ 6.50% (11.50%) 5.50% PIK	8/18/2028	10,180	10,178	6,108	1.2%
Sotera Health Holdings, LLC[f]	Healthcare	S+ 3.25% (7.84%)	5/30/2031	9,975	9,928	9,981	2.0%
Specialty Building Products Holdings, LLC[b]	Industrials	S+ 3.75% (8.21%)	10/16/2028	4,962	4,948	4,932	1.0%
Staples, Inc.[f]	Business Services	S+ 5.75% (10.18%)	9/4/2029	7,345	7,077	7,007	1.4%
Team Health Holdings, Inc.[f]	Healthcare	S+ 5.25% (9.84%)	3/2/2027	2,745	2,676	2,649	0.5%
Tecta America Corp.[f]	Industrials	S+ 4.00% (8.47%)	4/10/2028	8,772	8,760	8,803	1.8%
TransDigm, Inc.[f]	Industrials	S+ 2.50% (6.83%)	2/28/2031	5,955	5,942	5,963	1.2%
Traverse Midstream Partners, LLC[b] .	Energy	S+ 3.00% (7.59%)	2/16/2028	12,849	12,841	12,898	2.5%
Triton Water Holdings, Inc.[f]	Food & Beverage	S+ 3.25% (7.84%)	3/31/2028	7,238	7,227	7,286	1.5%
Triton Water Holdings, Inc.[b]	Food & Beverage	S+ 4.00% (8.33%)	3/31/2028	1,733	1,712	1,746	0.3%
Truck Hero, Inc.[f]	Transportation	S+ 5.00% (9.47%)	1/31/2028	1,489	1,460	1,492	0.3%
Truck Hero, Inc.[b][f]	Transportation	S+ 3.50% (7.97%)	1/31/2028	8,450	8,353	8,180	1.6%
UKG, Inc.[b][f]	Technology	S+ 3.00% (7.62%)	2/10/2031	9,711	9,642	9,772	1.9%
United Airlines, Inc.	Transportation	4.38%	4/15/2026	2,000	1,958	1,966	0.4%
United Airlines, Inc.[b]	Transportation	S+ 2.00% (6.64%)	2/24/2031	3,748	3,732	3,755	0.8%
University Support Services, LLC[f] . .	Education	S+ 2.75% (7.11%)	2/12/2029	7,266	7,252	7,294	1.5%
US Anesthesia Partners, Inc.[b][f]	Healthcare	S+ 4.25% (8.92%)	10/2/2028	6,986	6,682	6,942	1.4%
Venga Finance SARL[b]	Telecom	S+ 4.25% (9.03%)	6/28/2029	3,910	3,820	3,925	0.8%

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2025**(in thousands, except share and per share amounts, percentages and as otherwise indicated)**

Note 3 — Fair Value of Financial Instruments (cont.)

December 31, 2024							
Portfolio Company	**Industry**	**Investment Coupon Rate[a]**	**Maturity**	**Principal/ Number of Shares**	**Amortized Cost**	**Fair Value**	**% of Members' Capital[c]**
Victory Buyer, LLC[b]	Industrials	S+ 3.75% (8.22%)	11/20/2028	$ 9,444	$ 9,143	$ 9,253	1.8%
Virgin Media Bristol, LLC[f]	Telecom	S+ 3.18% (7.72%)	3/31/2031	2,500	2,498	2,472	0.5%
VS Buyer, LLC[b]	Software/Services	S+ 2.75% (7.12%)	4/14/2031	1,067	1,065	1,074	0.2%
WaterBridge Midstream Operating, LLC[b]	Energy	S+ 4.75% (9.08%)	6/21/2029	9,975	9,885	9,921	1.9%
Waterbridge NDB Operating, LLC[f]	Energy	S+ 4.00% (8.52%)	5/10/2029	2,963	2,935	2,990	0.6%
Watlow Electric Manufacturing, Co.[b]	Industrials	S+ 3.50% (8.09%)	3/2/2028	4,601	4,590	4,646	0.9%
Waystar Technologies, Inc.[b]	Healthcare	S+ 2.25% (6.60%)	10/22/2029	1,322	1,321	1,326	0.3%
WCG Purchaser Corp.[f]	Healthcare	S+ 3.50% (7.86%)	1/8/2027	4,923	4,891	4,938	1.0%
WEC US Holdings, Ltd.[b]	Utilities	S+ 2.25% (6.80%)	1/27/2031	5,506	5,481	5,505	1.1%
WestJet Loyalty, LP[b]	Transportation	S+ 3.25% (7.58%)	2/14/2031	5,757	5,703	5,774	1.2%
White Cap Supply Holdings, LLC[f]	Consumer	S+ 3.25% (7.61%)	10/19/2029	6,838	6,806	6,843	1.4%
Windsor Holdings III, LLC[f]	Chemicals	S+ 3.50% (7.86%)	8/1/2030	3,277	3,221	3,312	0.7%
Zayo Group Holdings, Inc.[f]	Telecom	S+ 4.25% (8.61%)	3/9/2027	1,583	1,492	1,483	0.3%
Zayo Group Holdings, Inc.[b][f]	Telecom	S+ 3.00% (7.47%)	3/9/2027	8,409	7,524	7,859	1.6%
Zelis Cost Management Buyer, Inc.[f]	Healthcare	S+ 2.75% (7.11%)	9/28/2029	1,866	1,858	1,867	0.4%
Subtotal Senior Secured First Lien Debt					**$ 1,016,979**	**$ 1,007,810**	**201.3%**
Senior Secured Second Lien Debt							
American Rock Salt Company, LLC	Chemicals	S+ 7.25% (12.03%)	6/11/2029	$ 1,943	$ 1,928	$ 1,749	0.3%
Edelman Financial Center, LLC[f]	Financials	S+ 5.25% (9.61%)	10/6/2028	4,750	4,739	4,783	1.0%
Icon Parent, Inc.[b]	Software/Services	S+ 5.00% (9.52%)	11/12/2032	5,000	4,977	5,069	1.0%
IDERA, Inc.[b][e]	Technology	S+ 6.75% (11.47%)	3/2/2029	1,036	1,029	997	0.2%
Neptune Bidco US, Inc.[f]	Publishing	S+ 9.75% (14.51%)	10/11/2029	2,000	1,957	1,888	0.4%
Peraton Corp.[b]	Industrials	S+ 7.75% (12.36%)	2/1/2029	5,000	4,038	4,030	0.8%
Subtotal Senior Secured Second Lien Debt					**$ 18,668**	**$ 18,516**	**3.7%**
Collateralized Securities							
Collateralized Securities – Debt Investments							
AIG CLO, Ltd. 21-1A F	Diversified Investment Vehicles	S+ 6.90% (11.79%)	4/22/2034	$ 1,410	$ 1,304	$ 1,287	0.3%
Battalion CLO, Ltd. 21-17A F	Diversified Investment Vehicles	S+ 7.50% (12.38%)	3/9/2034	1,224	1,147	1,023	0.2%
Carlyle GMS CLO, 16-3A FRR	Diversified Investment Vehicles	S+ 8.60% (13.48%)	7/20/2034	2,100	2,001	1,823	0.4%
Covenant Credit Partners CLO, Ltd. 17 1A E	Diversified Investment Vehicles	S+ 6.45% (11.37%)	10/15/2029	2,500	2,346	2,445	0.5%
Eaton Vance CDO, Ltd. 15-1A FR	Diversified Investment Vehicles	S+ 7.97% (12.85%)	1/20/2030	2,000	1,809	1,495	0.3%
Elevation CLO, Ltd. 13-1A D2	Diversified Investment Vehicles	S+ 11.35% (16.14%)	8/15/2032	2,000	1,969	1,668	0.3%
Fortress Credit BSL, Ltd. 22-1A E	Diversified Investment Vehicles	S+ 8.15% (12.78%)	10/23/2034	1,000	982	993	0.2%
Greywolf CLO, Ltd. 20-3RA ER	Diversified Investment Vehicles	S+ 8.74% (13.63%)	4/22/2033	1,000	893	898	0.2%
Hayfin Kingsland XI, Ltd. 19-2A ER	Diversified Investment Vehicles	S+ 7.72% (12.60%)	10/20/2034	2,500	2,437	2,474	0.5%
Highbridge Loan Management, Ltd. 11A-17 E	Diversified Investment Vehicles	S+ 6.10% (10.89%)	5/6/2030	3,000	2,777	2,513	0.5%
Jamestown CLO, Ltd. 22-18A E	Diversified Investment Vehicles	S+ 7.87% (12.50%)	7/25/2035	3,000	2,756	2,975	0.5%
KKR Financial CLO, Ltd. 15 FR	Diversified Investment Vehicles	S+ 8.50% (13.39%)	1/18/2032	2,000	1,914	1,768	0.4%
LCM, Ltd. Partnership 16A ER2	Diversified Investment Vehicles	S+ 6.38% (11.30%)	10/15/2031	2,500	2,330	2,275	0.5%
Medalist Partners Corporate Finance CLO, Ltd. 21-1A D	Diversified Investment Vehicles	S+ 7.48% (12.36%)	10/20/2034	3,000	2,874	2,964	0.6%
Northwoods Capital, Ltd. 17-15A ER	Diversified Investment Vehicles	S+ 7.64% (12.26%)	6/20/2034	3,000	2,933	2,959	0.5%

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2025(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3 — Fair Value of Financial Instruments (cont.)

December 31, 2024

Portfolio Company	Industry	Investment Coupon Rate[(a)]	Maturity	Principal/ Number of Shares	Amortized Cost	Fair Value	% of Members' Capital[(c)]
OCP CLO, Ltd. 14-5A DR	Diversified Investment Vehicles	S+ 5.70% (10.58%)	4/26/2031	$ 2,200	$ 2,108	$ 2,085	0.4%
OZLM, Ltd. 16-15A DR	Diversified Investment Vehicles	S+ 6.75% (11.63%)	4/20/2033	2,000	1,921	1,875	0.4%
Palmer Square CLO, Ltd. 21-4A F	Diversified Investment Vehicles	S+ 7.66% (12.58%)	10/15/2034	1,500	1,437	1,383	0.3%
Saranac CLO, Ltd. 20-8A E	Diversified Investment Vehicles	S+ 8.12% (12.90%)	2/20/2033	1,455	1,443	1,412	0.3%
Sculptor CLO, Ltd. 27A E	Diversified Investment Vehicles	S+ 7.05% (11.93%)	7/20/2034	1,500	1,464	1,469	0.3%
Sound Point CLO, Ltd. 17-1A E	Diversified Investment Vehicles	S+ 5.96% (10.85%)	1/23/2029	4,000	3,736	3,920	0.7%
Sound Point CLO, Ltd. 17-2A E	Diversified Investment Vehicles	S+ 6.10% (10.99%)	7/25/2030	2,400	2,155	1,942	0.4%
Sound Point CLO, Ltd. 18-3A D	Diversified Investment Vehicles	S+ 5.79% (10.67%)	10/26/2031	1,000	922	787	0.2%
Symphony CLO, Ltd. 2012-9A ER2	Diversified Investment Vehicles	S+ 6.95% (11.86%)	7/16/2032	3,000	2,816	2,881	0.5%
Trimaran CAVU 2021-2A, Ltd. 21-2A E	Diversified Investment Vehicles	S+ 7.20% (12.09%)	10/25/2034	3,000	2,951	2,931	0.6%
Trysail CLO, Ltd. 21-1A E	Diversified Investment Vehicles	S+ 7.38% (12.26%)	7/20/2032	1,500	1,456	1,491	0.3%
Venture CDO, Ltd. 16-23A ER2	Diversified Investment Vehicles	S+ 7.55% (12.43%)	7/19/2034	3,000	2,925	2,806	0.6%
Venture CLO 43, Ltd. 21-43A E	Diversified Investment Vehicles	S+ 7.15% (12.07%)	4/15/2034	3,000	2,927	2,807	0.6%
Wind River CLO, Ltd. 14-2A FR	Diversified Investment Vehicles	S+ 7.87% (12.79%)	1/15/2031	3,000	2,612	855	0.2%
Zais CLO 13, Ltd. 19-13A D1	Diversified Investment Vehicles	S+ 4.52% (9.44%)	7/15/2032	3,000	2,784	2,915	0.6%
Subtotal Collateralized Securities					**$ 64,129**	**$ 61,119**	**12.3%**
Equity/Other							
Avaya Holdings Corp.	Technology			88	$ 1,244	$ 528	0.1%
Avaya Holdings Corp.	Technology			17	244	104	0.0%
Gordian Medical, Inc.	Healthcare			405	7,361	7,146	1.4%
Gordian Medical, Inc.	Healthcare			392	—	—	—%
PG&E Corp.	Utilities	6.00%	12/1/2027	139	7,081	6,946	1.4%
Resolute Investment Managers, Inc.	Financials			30	1,286	991	0.2%
Subtotal Equity/Other					**$ 17,216**	**$ 15,715**	**3.1%**
TOTAL INVESTMENTS					**$ 1,116,992**	**$1,103,160**	**220.4%**

(a) The majority of the investments bear interest at a rate that may be determined by reference to Secured Overnight Financing Rate ("SOFR" or "S") which reset daily, monthly, quarterly, or semiannually. For each, SLF has provided the spread over the relevant reference rate and the current interest rate in effect at December 31, 2024. Certain investments are subject to reference rate floors. For fixed rate loans, a spread above a reference rate is not applicable. For floating rate securities the all-in rate is disclosed within parentheses.

(b) SLF's investment or a portion thereof is pledged as collateral under the BAML Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(c) Percentages are based on SLF members' capital as of December 31, 2024.

(d) SLF has various unfunded commitments to portfolio companies.

(e) SLF's investment or a portion thereof is held through a total return swap agreement with J.P. Morgan.

(f) SLF's investment or a portion thereof is pledged as collateral under the CIBC Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

SLF had $1.4 million of unfunded commitments to portfolio companies as of December 31, 2024.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 3 — Fair Value of Financial Instruments (cont.)

        Below is certain summarized financial information for SLF as of December 31, 2025 and December 31, 2024 and for the years ended December 31, 2025 and December 31, 2024:

Selected Statements of Assets and Liabilities Information		December 31, 2025		December 31, 2024
ASSETS				
Investments, at fair value (amortized cost of $733,390 and $1,116,992, respectively)	$	704,292	$	1,103,160
Cash and other assets		47,224		48,176
Total assets	$	751,516	$	1,151,336
LIABILITIES				
Revolving credit facilities (net of deferred financing costs of $1,445 and $1,469, respectively)	$	450,555	$	588,531
Secured borrowings		599		4,599
Other liabilities		22,715		57,568
Total Liabilities	$	473,869	$	650,698
MEMBERS' CAPITAL				
Total members' capital	$	277,647	$	500,638
Total liabilities and members' capital	$	751,516	$	1,151,336

Selected Statements of Operations Information		For the years ended December 31,				
		2025		**2024**		**2023**
Investment income:						
Total investment income	$	79,797	$	102,587	$	96,017
Operating expenses:						
Interest and credit facility financing expenses		34,568		42,265		41,603
Other expenses		2,442		2,482		2,404
Total expenses		37,010		44,747		44,007
Net investment income		42,787		57,840		52,010
Realized and unrealized gain (loss) on investments and extinguishment of debt:						
Net realized and unrealized gain (loss) on investments and extinguishment of debt		(31,707)		2,120		26,781
Net increase (decrease) in members' capital resulting from operations	$	11,080	$	59,960	$	78,791

Unconsolidated Significant Subsidiaries

        In accordance with Rules 3-09 and 4-08(g) of Regulation S-X ("Rule 3-09" and "Rule 4-08(g)," respectively), the Company must determine which of its unconsolidated controlled affiliated investments are considered significant subsidiaries, if any. The Company had certain unconsolidated controlled affiliated investments for the year ended December 31, 2025 that met at least one of the significance considerations under Regulation S-X. Accordingly, the summarized financial information for FBLC Senior Loan Fund, LLC is provided above in Note 3. Included below is the summarized financial information for Post Road Equipment Financing, LLC.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 3 — Fair Value of Financial Instruments (cont.)

Selected Balance Sheet Information		As of December 31, 2025		As of December 31, 2024
Total Assets	$	1,252,779	$	1,197,913
Total Liabilities		1,069,033		1,034,298

Selected Income Statement Information		For the Year Ended December 31, 2025		For the Year Ended December 31, 2024		For the Year Ended December 31, 2023
Revenues	$	148,144	$	132,041	$	109,875
Net income (loss)		22,878		20,463		9,871

Note 4 — Related Party Transactions

Investment Advisory Agreement

On October 2, 2023, the Board of Directors approved an amendment and restatement (the "Amended and Restated Investment Advisory Agreement") of the Investment Advisory Agreement, dated September 23, 2020, by and between the Company and the Adviser. The Amended and Restated Investment Advisory Agreement went into effect on January 24, 2024 when the Mergers closed.

Pursuant to the Amended and Restated Investment Advisory Agreement, the Company pays the Adviser a fee for investment advisory and management services consisting of two components — a base management fee (the "Management Fee") and an incentive fee, which consists of two components (together, the "Incentive Fee").

Each of the Amended and Restated Investment Advisory Agreement and the Investment Advisory Agreement are discussed further below.

Management Fee

The Management Fee is payable quarterly in arrears and is calculated based on the average value of the Company's gross assets at the end of the two most recently completed calendar quarters, where gross assets includes the total assets of the Company, including any borrowings for investment purposes.

Effective upon the closing of the Mergers on January 24, 2024, the Management Fee payable under the Amended and Restated Investment Advisory Agreement, is calculated at an annual rate of 1.50% of our average gross assets, provided, that the Management Fee will be calculated at an annual rate of 1.00% of our average gross assets purchased with borrowed funds above 1.0x debt-to-equity (equivalent to $1.0 of debt outstanding for each $1.0 of equity). The Management Fees payable under the Amended and Restated Investment Advisory Agreement are calculated in the same manner as the post-liquidity event calculation under the Investment Advisory Agreement.

Prior to the Mergers, under the Investment Advisory Agreement, the Management Fee for each quarter was calculated as follows:

Prior to a liquidity event, the Management Fee payable under the Investment Advisory Agreement was calculated at an annual rate of 0.5% of the Company's average gross assets. A "1iquidity event" is defined as any of: (1) a merger or another transaction approved by the Board of Directors in which the Company's stockholders will receive cash or shares of a publicly traded company (or a company that becomes publicly traded concurrently with the closing of such transaction), which may include an entity advised by the Adviser or its affiliates, (2) an initial public offering ("IPO") or a listing (an "Exchange Listing") of the Common Stock on a national securities exchange, or (3) the sale of all or substantially all of the Company's assets either on a complete portfolio basis or individually followed by a liquidation.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 4 — Related Party Transactions (cont.)

After a liquidity event, the Management Fee payable under the Investment Advisory Agreement was calculated at an annual rate of 1.50% of the Company's average gross assets, provided, that the Management Fee will be calculated at an annual rate of 1.00% of the Company's average gross assets purchased with borrowed funds above 1.0x debt-to-equity (equivalent to $1 of debt outstanding for each $1 of equity), and provided further that for a period of 15 months commencing on the date of the closing of a liquidity event, the Adviser will irrevocably waive Management Fees in excess of 0.5% of the Company's average gross assets. Any fees waived under the Investment Advisory Agreement are not subject to reimbursement to the Adviser.

As of December 31, 2025 and December 31, 2024, $15.4 million and $15.2 million was payable to the Adviser for Management Fees, respectively.

For the years ended December 31, 2025 and 2024, the Company incurred $61.1 million and $54.1 million, respectively, in Management Fees under the Amended and Restated Investment Advisory Agreement and the Investment Advisory Agreement. For the year ended December 31, 2023, the Company incurred $4.2 million in Management Fees under the Investment Advisory Agreement.

Incentive Fee

The Company will also pay the Adviser an Incentive Fee consisting of two parts, which are described below. Notwithstanding anything herein to the contrary, the Adviser waived all Incentive Fees for the period from January 7, 2021 (commencement of operations) to December 31, 2023.

The incentive fee consists of two parts. The first part is referred to as the "incentive fee on income" and it is calculated and payable quarterly in arrears based on the Company's "Pre-Incentive Fee Net Investment Income" for the immediately preceding quarter.

"Pre-Incentive Fee Net Investment Income" means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company's operating expenses for the quarter (including the Management Fee, expenses payable under the Administration Agreement (as defined below) and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with PIK interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. For purposes of computing the Company's Pre-Incentive Fee Net Investment Income, the calculation methodology will look through total return swaps as if the Company owned the referenced assets directly.

Under the Amended and Restated Investment Advisory Agreement, effective upon the closing of the Mergers on January 24, 2024, the incentive fee on income for each quarter is calculated as follows:

- No incentive fee on income in any calendar quarter in which Pre-Incentive Fee Net Investment Income does not exceed the Preferred Return of 1.50%, or 6.00% annualized, on net assets;

- 100% of Pre-Incentive Fee Net Investment Income, if any, that exceeds the Preferred Return but is less than or equal to 1.8175% in any calendar quarter (7.27% annualized), which portion of the incentive fee on income is referred to as the "catch up" and is intended to provide the Adviser with an incentive fee of 17.5% on all of Pre-Incentive Fee Net Investment Income when Pre-Incentive Fee Net Investment Income reaches 1.8175% (7.27% annualized) in any calendar quarter; and

- For any quarter in which Pre-Incentive Fee Net Investment Income exceeds 1.8175% (7.27% annualized), the incentive fee on income equals 17.5% of the amount of Pre-Incentive Fee Net Investment Income, as the Preferred Return and catch-up will have been achieved.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 4 — Related Party Transactions (cont.)

In addition, Pre-Incentive Fee Net Investment Income does not include any amortization or accretion to interest income resulting solely from merger-related accounting adjustments in connection with the assets acquired in the Mergers.

Prior to the Mergers, under the Investment Advisory Agreement, the incentive fee on income for each quarter was calculated as follows:

- No incentive fee on income in any calendar quarter in which the Company's Pre-Incentive Fee Net Investment Income does not exceed the preferred return rate of 1.50%, or 6.00% annualized (the "Preferred Return"), on net assets;

- 100% of Pre-Incentive Fee Net Investment Income, if any, that exceeds the Preferred Return but is less than or equal to 1.765% in any calendar quarter (7.06% annualized). This portion of the incentive fee on income is referred to as the "catch up" and is intended to provide the Adviser with an incentive fee of 15% on all of the Company's Pre-Incentive Fee Net Investment Income when the Company's Pre-Incentive Fee Net Investment Income reaches 1.765% (7.06% annualized) in any calendar quarter; and

- For any quarter in which Pre-Incentive Fee Net Investment Income exceeds 1.765% (7.06% annualized), the incentive fee on income equals 15% of the amount of Pre-Incentive Fee Net Investment Income, as the Preferred Return and catch-up will have been achieved.

Prior to the Mergers, for any period ending after the closing of a liquidity event, the incentive fee on income for each quarter was calculated as follows:

- No incentive fee on income in any calendar quarter in which Pre-Incentive Fee Net Investment Income does not exceed the Preferred Return of 1.50%, or 6.00% annualized, on net assets;

- 100% of Pre-Incentive Fee Net Investment Income, if any, that exceeds the Preferred Return but is less than or equal to 1.8175% in any calendar quarter (7.27% annualized), which portion of the incentive fee on income is referred to as the "catch up" and is intended to provide the Adviser with an incentive fee of 17.5% on all of Pre-Incentive Fee Net Investment Income when Pre-Incentive Fee Net Investment Income reaches 1.8175% (7.27% annualized) in any calendar quarter; and

- For any quarter in which Pre-Incentive Fee Net Investment Income exceeds 1.8175% (7.27% annualized), the incentive fee on income equals 17.5% of the amount of Pre-Incentive Fee Net Investment Income, as the Preferred Return and catch-up will have been achieved.

Notwithstanding the foregoing, for a period of 15 months commencing on the date of the closing of a liquidity event, the Adviser will irrevocably waive any incentive fee on income otherwise payable in excess of any amounts calculated at the pre-IPO or pre-Exchange Listing rates. Any fees waived under the Investment Advisory Agreement are not subject to reimbursement to the Adviser.

As of December 31, 2025, $8.4 million was payable to the Adviser for the incentive fee on income. As of December 31, 2024, $9.0 million was payable to the Adviser for the incentive fee on income.

For the years ended December 31, 2025 and 2024, the Company incurred $33.0 million and $36.0 million, respectively, in incentive fees on income under the Amended and Restated Investment Advisory Agreement. For the year ended December 31, 2023, the Company incurred $7.7 million in incentive fees on income under the Investment Advisory Agreement, none of which was payable to the advisor.

The second part of the incentive fee, referred to as the "incentive fee on capital gains during operations," is an incentive fee on capital gains earned on cumulative realized capital gains of the Company net of cumulative realized capital losses and unrealized capital depreciation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, if earlier). Effective upon the closing of the Mergers on January 24, 2024, under the Amended and Restated Investment Advisory Agreement, the incentive fee on capital gains equals 17.5% of our incentive fee capital gains calculated for periods ending after the date of the Amended and

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 4 — Related Party Transactions (cont.)

Restated Investment Advisory Agreement, on a cumulative basis from the date of our election to be regulated as a BDC. In addition, the calculation of realized capital gains, realized capital losses and unrealized capital appreciation or depreciation does not include any such amounts resulting solely from merger-related accounting adjustments in connection with the assets acquired in the Mergers.

Prior to the Mergers, and prior to a liquidity event, this fee equaled 15% of the Company's incentive fee capital gains under the Investment Advisory Agreement, which equals realized capital gains of the Company on a cumulative basis from the date of the Company's election to be regulated as a BDC, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains during operations. Following a liquidity event, the incentive fee on capital gains during operations under the Investment Advisory Agreement equaled 17.5% of the Company's incentive fee capital gains calculated as described above, on a cumulative basis from the date of the Company's election to be regulated as a BDC.

U.S. GAAP requires that the incentive fee accrual be calculated assuming a hypothetical liquidation of the Company based upon investments held at the end of each period. In such a calculation, in order to calculate the accrual for the capital gains incentive fee in accordance with U.S. GAAP for a given period, the Company includes unrealized appreciation in calculating the accrual for the capital gains incentive fee even though such unrealized appreciation is not included in calculating the capital gains incentive fee payable under the Investment Advisory Agreement. There can be no assurance that such unrealized appreciation will be realized in the future. Accordingly, the accrual for the capital gains incentive fee, as calculated and accrued in accordance with U.S. GAAP, does not necessarily represent amounts that will be payable under the Investment Advisory Agreement.

For the years ended December 31, 2025, 2024, and 2023, the Company did not accrue incentive fees on capital gains in accordance with U.S. GAAP.

Administration Agreement

The Company entered into an administration agreement with Benefit Street Partners (the "Administration Agreement"), pursuant to which Benefit Street Partners (in such capacity, the "Administrator") provides the Company with office facilities and certain administrative services necessary for the Company to conduct its business.

The Company reimburses BSP quarterly for all administrative costs and expenses incurred by the Adviser in performing its obligations and providing personnel and facilities under the Administration Agreement and annually for overhead expenses incurred in the course of performing its obligations under the Administration Agreement, including rent, travel, and the allocable portion of the cost of the Company's Chief Compliance Officer and Chief Financial Officer and their respective staffs, including operations and tax professionals, and administrative staff providing support services in respect of the Company. As of December 31, 2025 and December 31, 2024, $3.1 million and $3.2 million was payable to BSP under the Administration Agreement, respectively, which is included in accounts payable and accrued expenses on the consolidated statements of assets and liabilities.

For the years ended December 31, 2025, 2024, and 2023, the Company incurred $3.1 million, $3.1 million, and $1.2 million, respectively, in administrative service fees under the Administration Agreement, which are included in the other general and administrative on the consolidated statements of operations.

Co-Investment Relief

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC. The SEC staff has granted relief sought in an exemptive application that expands the Company's ability to co-invest in portfolio companies with other funds managed by the Adviser or its affiliates ("Affiliated Entities"), subject to compliance with certain conditions (the "Order"), including, among others, that the Company and each Affiliated Entity participating in a transaction acquires, or disposes of, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 5 — Borrowings

In accordance with the 1940 Act, the Company is allowed to borrow amounts such that its asset coverage, calculated pursuant to the Investment Company Act, is at least 150% after such borrowing, with certain limited exceptions. The Company's asset coverage requirement applicable to senior securities was reduced from 200% to 150% effective September 23, 2020. As of December 31, 2025, the aggregate principal amount outstanding of the senior securities issued by the Company was $2.3 billion and the Company's asset coverage was 179%.

MS Credit Facility

On March 15, 2021, the Company, FBCC Lending I, LLC, a wholly-owned, special purpose financing subsidiary of the Company ("FBCC Lending"), and the Adviser, as the servicer, entered into a loan and servicing agreement (together with the other documents executed in connection therewith, the "MS Credit Facility") with Morgan Stanley Asset Funding, Inc. as administrative agent, Morgan Stanley Bank, N.A., as the lender, and U.S. Bank National Association as collateral agent, account bank and collateral custodian, that provides for borrowings of up to $100.0 million on a committed basis. Obligations under the MS Credit Facility were secured by a first priority security interest in substantially all of the assets of FBCC Lending, including its portfolio of investments and the Company's equity interest in FBCC Lending. The obligations of FBCC Lending under the MS Credit Facility were nonrecourse to the Company. Any amounts borrowed under the MS Credit Facility matured on March 15, 2025. Prior to the Third Amendment (defined below), borrowings under the MS Credit Facility bore interest at three-month LIBOR, with a LIBOR floor of zero, plus a spread of 2.25%. Interest was payable quarterly in arrears. FBCC Lending was subject to a non-usage fee of 0.50% on the difference between total commitments and the greater of the (i) drawn amounts and (ii) minimum utilization requirement, and, in addition, after the ramp-up period, FBCC Lending would pay interest on undrawn amounts up to the minimum utilization requirement under the MS Credit Facility if drawn amounts were less than such minimum utilization requirement. The Company paid an upfront fee and incurred other customary costs and expenses in connection with the MS Credit Facility.

On July 1, 2021, FBCC Lending amended the MS Credit Facility to, among other things, increase the maximum permissible borrowings under the MS Credit Facility from $100.0 million to $200.0 million on a committed basis (the "First Amendment").

On December 15, 2021, FBCC Lending amended the MS Credit Facility to, among other things, increase the maximum permissible borrowings under the MS Credit Facility from $200.0 million to $250.0 million on a committed basis (the "Second Amendment").

On January 31, 2022, FBCC Lending amended the MS Credit Facility to, among other things, increase the maximum permissible borrowings from $250.0 million to $300.0 million on a committed basis, transition the benchmark rate to Adjusted Term SOFR and included the Canadian Imperial Bank of Commerce ("CIBC") as a lender (the "Third Amendment"). Following the Third Amendment, borrowings under the MS Credit Facility bore interest at Adjusted Term SOFR, with an Adjusted Term SOFR floor of zero, plus a spread of 2.00%. FBCC Lending was subject to non-usage fee of 0.50% on the difference between total commitments and the greater of the (i) drawn amounts and (ii) minimum utilization requirement, and, in addition after the ramp-up period, FBCC Lending would pay interest on undrawn amounts up to the minimum utilization requirement under the MS Credit Facility, at three month SOFR floor of zero, plus spread of 1.125%, if drawn amounts were less than such minimum utilization requirement. The entire facility was subject to a 0.25% administrative agent fee.

On June 28, 2022, FBCC Lending entered into a fourth amendment (together with any documents executed in connection therewith, the "Fourth Amendment") to the MS Credit Facility. The Fourth Amendment, among other things, increased the maximum permissible borrowings under the MS Credit Facility to $400.0 million from $300.0 million on a committed basis and amends the spread on borrowings under the MS Credit Facility to 2.25%.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 5 — Borrowings (cont.)

The MS Credit Facility was refinanced into the JPM Credit Facility (defined below) on October 4, 2023. As a result of the refinancing to the JPM Credit Facility, the Company incurred a realized loss on extinguishment of debt of $1.5 million.

MS Subscription Facility

On April 22, 2021, the Company entered into a $50.0 million revolving credit agreement (the "MS Subscription Facility") with Morgan Stanley Asset Funding, Inc., as administrative agent and sole lead arranger, and Morgan Stanley Bank, N.A., as the letter of credit issuer and lender. The MS Subscription Facility was subject to certain restrictions, including availability under the borrowing base, which is based on unfunded capital commitments. The amount of permissible borrowings under the MS Subscription Facility could be increased up to an aggregate of $150.0 million with the consent of the lenders. The MS Subscription Facility had a maturity date of April 22, 2022, which could be extended for an additional two terms of not more than 12 months each with the consent of the administrative agent and lenders. On April 20, 2022, the Company entered into a first amendment (the "First Amendment") to the MS Subscription Facility, which extended the maturity date to April 21, 2023, which may be extended for an additional term of not more than 12 months each with the consent of the administrative agent and lenders. On September 30, 2022, pursuant to the terms of the agreement, the Company voluntarily reduced commitments from $50.0 million to $44.5 million and on December 9, 2022, pursuant to the terms of the agreement, the Company voluntarily reduced commitments from $44.5 million to $25.5 million (together, the "MS Subscription Facility Downsizes").

Prior to the First Amendment, the MS Subscription Facility bore interest at a rate of: (i) with respect LIBOR Rate Loans, Adjusted LIBOR (as defined in the MS Subscription Facility) for the applicable interest period plus 2.00% per annum and (ii) with respect to Base Rate Loans, the greatest of (a) the Prime Rate in effect on such day plus 1.00% per annum, (b) the federal funds rate in effect on such day plus 0.50%, plus 1.00% per annum and (c) except during any period of time during which LIBOR is unavailable, one-month Adjusted LIBOR plus, without duplication, 100 basis points per annum. The Company paid an upfront fee and incurred other customary costs and expenses in connection with the MS Subscription Facility. Subsequent to the First Amendment, the MS Subscription Facility bore interest at a rate of: (i) with respect to Term SOFR Loans, Term SOFR with a one-month Interest Period plus 2.10% per annum and (ii) with respect to Base Rate Loans, the greatest of (a) the Prime Rate in effect on such day plus 100 basis points (1.00%) per annum, (b) the federal funds rate in effect on such day plus 0.50% plus 1.00% per annum and (c) except during any period of time during which Term SOFR is unavailable, Term SOFR for a one-month tenor in effect on such day plus without duplication, 100 basis points (1.00%) per annum plus 100 basis points (1.00%) per annum. The Company paid an upfront fee and incurred other customary costs and expenses in connection with the First Amendment to MS Subscription Facility. In addition, the Company was subject to an unused commitment fee of 0.30%.

The MS Subscription Facility was terminated on March 29, 2023.

JPM Credit Facility

On October 4, 2023, the Company refinanced the MS Credit Facility into a $400.0 million credit facility with FBCC Jupiter Funding, LLC, a wholly-owned, consolidated special purpose financing subsidiary of the Company, as borrower ("Jupiter Funding"), the Adviser, as portfolio manager, the lenders party thereto, U.S. Bank National Association, as securities intermediary, U.S. Bank Trust Company, National Association as collateral administrator and collateral agent, and JPMorgan Chase Bank, National Association, as administrative agent (the "JPM Credit Facility"). The JPM Credit Facility provides for borrowings through October 4, 2026, and any amounts borrowed under the JPM Credit Facility will mature on October 4, 2027. Borrowings under the JPM Credit Facility bore interest at a benchmark rate of SOFR, plus a margin of 2.75% per annum, which was inclusive of an administrative agent fee. Interest is payable quarterly in arrears. Jupiter Funding was subject to a non-usage fee of 0.75%, which was inclusive of the administrative agent fee, to the extent the commitments available under the JPM Credit Facility have not been borrowed. Jupiter Funding paid an upfront fee and incurred other customary costs and expenses in connection with the JPM Credit Facility.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 5 — Borrowings (cont.)

On December 27, 2024, Jupiter Funding entered into the First Amendment to Loan and Security Agreement (the "First Amendment"), which amends the JPM Credit Facility, by and among Jupiter Funding, as borrower, the Company, as portfolio manager, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent.

The First Amendment, among other things, (i) extends the Reinvestment Period from October 2026 to October 2028, (ii) increases the commitment increase option from total Financing Commitments of up to $800.0 million to total Financing Commitments of up to $1,050.0 million, (iii) increases the Facility Commitments from $400.0 million to $800.0 million, (iv) extends the Scheduled Termination Date from October 2027 to October 2029, (v) reduces the Applicable Margin from 2.55% to 2.25%, and (vi) removes the administrative agent fee.

On December 27, 2024, concurrent with the closing of the First Amendment, FBLC 57th Street Funding LLC (formerly known as BDCA 57th Street Funding, LLC, "FBLC JPM Credit Facility"), a wholly-owned subsidiary of the Company, merged with and into Jupiter Funding (the "Credit Facility Merger") pursuant to an Agreement and Plan of Merger, dated as of December 27, 2024 (the "Merger Agreement"), by and between FBCC Jupiter and FBLC JPM Credit Facility, with Jupiter Funding surviving the Credit Facility Merger.

Upon consummation of the Credit Facility Merger, the Amended and Restated Loan and Security Agreement, dated as of April 21, 2021, as amended, among FBLC JPM Credit Facility, as borrower, the Company, as portfolio manager, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent, was terminated and all outstanding obligations were assumed into Jupiter Facility.

On June 30, 2025, Jupiter Funding entered into the Second Amendment to Loan and Security Agreement (the "Second Amendment"), which amends the JPM Credit Facility, by and among Jupiter Funding, as borrower, the Company, as portfolio manager, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent.

The Second Amendment, among other things, (i) increases the Facility Commitments from $800.0 million to $1,050.0 million and (ii) reduces the Applicable Margin from 2.25% to 2.15%.

On September 9, 2025, Jupiter Funding entered into the Third Amendment to Loan and Security Agreement (the "Third Amendment"), which amends the JPM Credit Facility, by and among Jupiter Funding, as borrower, the Company, as portfolio manager, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent. The Third Amendment allows for asset-based financing investments within Jupiter Funding.

FBLC JPM Credit Facility

On January 24, 2024, as a result of the consummation of the Mergers, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, 57th Street, became party to a $400.0 million revolving credit facility with JPMorgan, and U.S. Bank Trust Company, National Association, as collateral agent, collateral administrator and securities intermediary (the "FBLC JPM Credit Facility").

The FBLC JPM Credit Facility provides for borrowings through September 15, 2026, and any amounts borrowed under the FBLC JPM Credit Facility were scheduled to mature on September 15, 2027. The FBLC JPM Credit Facility had an interest rate of SOFR plus 2.80% (subject to further increases consistent with the terms of the FBLC JPM Credit Facility), which was inclusive of an administrative agent fee. The FBLC JPM

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 5 — Borrowings (cont.)

Credit Facility was subject to a non-usage fee to be 0.75%, inclusive of an administrative agent fee. The non-usage fee of 0.75% (inclusive of an administrative agent fee) applied to the first 20% of the unused balance and increases to 3.00% for any remaining unused balance. FBCC and 57th Street were permitted to submit a commitment increase request to up to $800.0 million.

57th Street's obligations under the FBLC JPM Credit Facility were secured by a first priority security interest in substantially all of the assets of 57th Street, including its portfolio of investments and FBCC's equity interest in 57th Street. The obligations of 57th Street under the FBLC JPM Credit Facility were non-recourse to FBCC.

In connection with the FBLC JPM Credit Facility, FBCC and 57th Street have made certain representations and warranties and are required to comply with various covenants and other customary requirements. The FBLC JPM Credit Facility contained customary default provisions pursuant to which the administrative agent and the lenders under the FBLC JPM Credit Facility may terminate FBCC in its capacity as collateral manager/portfolio manager under the FBLC JPM Credit Facility. Upon the occurrence of an event of default under the FBLC JPM Credit Facility, the administrative agent or the lenders may have declared the outstanding advances and all other obligations under the FBLC JPM Credit Facility immediately due and payable.

On December 27, 2024, FBLC JPM Credit Facility merged with and into Jupiter Funding pursuant to the Merger Agreement by and between FBCC Jupiter and FBLC JPM Credit Facility, with Jupiter Funding surviving the Credit Facility Merger.

JPM Revolver Facility

On January 24, 2024, as a result of the consummation of the Mergers, the Company became party to a $505.0 million revolving credit facility with JPMorgan, as administrative agent and as collateral agent, Sumitomo Mitsui Banking Corporation, and Wells Fargo Bank, National Association as syndication agents, as well as other Lender parties (the "JPM Revolver Facility").

The JPM Revolver Facility provides for borrowings through December 8, 2027, and any amounts borrowed under the JPM Revolver Facility will mature on December 8, 2028. The JPM Revolver Facility is priced at three-month Term SOFR, plus a spread calculated based upon the composition of loans in the collateral pool, which will not exceed 1.98% per annum. Interest is payable quarterly in arrears. The Company will be subject to a non-usage fee of 0.38% to the extent the commitments available under the JPM Revolver Facility have not been borrowed.

On January 16, 2025, the Company amended and restated the JPM Revolver Facility (the "Second A&R Credit Facility"), with the lenders parties thereto, JPMorgan, as administrative agent and collateral agent, Sumitomo Mitsui Banking Corporation ("Sumitomo") and Wells Fargo Bank, National Association, as syndication agents, and JPMorgan, Sumitomo and Wells Fargo Securities, LLC as joint bookrunners and joint lead arrangers (such second amended and restated agreement, the "Second A&R Credit Facility").

The Second A&R Credit Facility, among other things, increases the aggregate amount of the lenders' commitments to $780.0 million and includes an accordion provision to permit increases to the aggregate amount to an amount of up to $1.17 billion, extends the period for borrowings under the Second A&R Credit Facility through January 16, 2029 and extends the maturity date for any amounts borrowed under the Second A&R Credit Facility to January 16, 2030. The other material terms were unchanged. The Company agreed to pay administrative agent fees and other customary costs and expenses incurred in connection with the Second A&R Credit Facility.

In connection with the JPM Revolver Facility, FBCC has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The JPM Revolver Facility contains customary events of default for similar financing transactions. Upon the occurrence and during the continuation of an event of default, JPM may declare the outstanding advances and all other obligations under the JPM Revolver Facility immediately due and payable.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 5 — Borrowings (cont.)

Wells Fargo Credit Facility

On January 24, 2024, as a result of the consummation of the Mergers, the Company became party to a $300.0 million revolving credit facility with the Company, as collateral manager, Funding I, a wholly owned, consolidated special purpose financing subsidiary, as borrower, the lenders party thereto, Wells Fargo, as administrative agent, and U.S. Bank Trust Company, National Association, as collateral agent and collateral custodian (the "Wells Fargo Credit Facility").

The Wells Fargo Credit Facility provides for borrowings through August 25, 2026, and any amounts borrowed under the Wells Fargo Credit Facility will mature on August 25, 2028. The Wells Fargo Credit Facility had an interest rate of daily simple SOFR (with a daily simple SOFR floor of zero), plus a spread of 2.75% per annum. Pursuant to an amendment to the loan and servicing agreement entered into on August 30, 2024 ("Wells Fargo Credit Facility Amendment"), the spread was reduced to 2.15% per annum from 2.75% per annum. Interest is payable quarterly in arrears. Funding I will be subject to a non-usage fee to the extent the commitments available under the Wells Fargo Credit Facility have not been borrowed. The non-usage fee per annum was 0.50% for the first 25% of the unused balance and increases to 2.00% for any remaining unused balance. Pursuant to the Wells Fargo Credit Facility Amendment, the non-usage fee per annum is now 0.50% for the first 70% of the unused balance and increases to 2.00% for any remaining unused balance.

Funding I's obligations under the Wells Fargo Credit Facility are secured by a first priority security interest in substantially all of the assets of Funding I, including its portfolio of investments and FBCC's equity interest in Funding I. The obligations of Funding I under the Wells Fargo Credit Facility are non-recourse to FBCC.

In connection with the Wells Fargo Credit Facility, FBCC and Funding I have made certain representations and warranties and are required to comply with various covenants and other customary requirements. The Wells Fargo Credit Facility contains customary default provisions pursuant to which the administrative agent and the lenders under the Wells Fargo Credit Facility may terminate FBCC in its capacity as collateral manager/portfolio manager under the Wells Fargo Credit Facility. Upon the occurrence of an event of default under the Wells Fargo Credit Facility, the administrative agent or the lenders may declare the outstanding advances and all other obligations under the Wells Fargo Credit Facility immediately due and payable.

2024 Notes

On January 24, 2024, as a result of the consummation of the Mergers, the Company became an obligor of $100.0 million aggregate principal amount of 4.85% fixed rate notes due 2024 (the "2024 Notes"), originally issued by FBLC. The 2024 Notes were not registered under the Securities Act and were not offered or sold in the United States absent registration or an applicable exemption from registration. The 2024 Notes were issued pursuant to the Indenture dated as of December 19, 2017 (the "2017 Indenture") and a Third Supplemental Indenture, dated as of December 5, 2019, with U.S. Bank Trust Company, National Association, as trustee. The 2024 Notes matured on December 15, 2024. The 2024 Notes bore interest at a rate of 4.85% per year payable semi-annually on June 15 and December 15 of each year, commencing on June 15, 2020. The 2024 Notes were generally unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that was expressly subordinated in right of payment to the 2024 Notes. The 2024 Notes ranked equally in right of payment with all of the Company's existing and future senior liabilities that are not so subordinated, effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness incurred by the Company's subsidiaries, financing vehicles, or similar facilities, including credit facilities entered into by the Company's wholly owned, special purpose financing subsidiaries. The 2017 Indenture contained certain covenants, including covenants requiring the Company to (i) comply with the asset coverage requirements of the 1940 Act, whether or not it is subject to those requirements, and (ii) provide financial information to the holders of the 2024 Notes and U.S. Bank Trust

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 5 — Borrowings (cont.)

Company, National Association if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These covenants were subject to important limitations and exceptions that are described in the 2017 Indenture. In addition, if a change of control repurchase event, as defined in the 2017 Indenture, occurred prior to maturity, holders of the 2024 Notes would have had the right, at their option, to require the Company to repurchase for cash some or all of the 2024 Notes at a repurchase price equal to 100% of the principal amount of the 2024 Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The 2024 Notes were paid off upon maturity on December 15, 2024.

2026 Notes

On January 24, 2024, as a result of the consummation of the Mergers, the Company became an obligor of $300.0 million aggregate principal amount of 3.25% fixed rate notes due 2026 (the "Restricted 2026 Notes"), originally issued by FBLC. The Restricted 2026 Notes were issued pursuant to the Indenture dated as of March 29, 2021 (the "2021 Indenture"), and a Supplemental Indenture, dated as of March 29, 2021, with U.S. Bank Trust Company, National Association as trustee. Pursuant to a Registration Statement on Form N-14 (File No. 333-257321), on September 22, 2021, holders of the Restricted 2026 Notes were offered the opportunity to exchange their Restricted 2026 Notes for new registered notes with substantially identical terms (the "Unrestricted 2026 Notes" and, together with the Restricted 2026 Notes, the "2026 Notes"), through which holders representing 99.88% of the outstanding principal of the then Restricted 2026 Notes obtained Unrestricted 2026 Notes. The 2026 Notes will mature on March 30, 2026, unless repurchased or redeemed in accordance with their terms prior to such date. The 2026 Notes bear interest at a rate of 3.25% per year payable semi-annually on March 30 and September 30 of each year, commencing on September 30, 2021. The 2026 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2026 Notes. The 2026 Notes rank equally in right of payment with all of the Company's existing and future senior liabilities that are not so subordinated, effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness incurred by the Company's subsidiaries, financing vehicles, or similar facilities, including credit facilities entered into by the Company's wholly owned, special purpose financing subsidiaries. The 2021 Indenture contains certain covenants, including covenants requiring the Company to (i) comply with the asset coverage requirements of the 1940 Act, whether or not it is subject to those requirements, and (ii) provide financial information to the holders of the 2026 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in the 2021 Indenture. In addition, if a change of control repurchase event, as defined in the 2021 Indenture, occurs prior to maturity, holders of the 2026 Notes will have the right, at their option, to require the Company to repurchase for cash some or all of the 2026 Notes at a repurchase price equal to 100% of the principal amount of the 2026 Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

2029 Notes

On May 6, 2024, the Company issued $300.0 million aggregate principal amount of 7.20% notes due 2029 (the "2029 Notes") in a private offering to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and to non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act. The 2029 Notes were issued pursuant to the 2021 Indenture, and a Third Supplemental Indenture, dated as of May 6, 2024 (the "Third Supplemental Indenture" and, together with the 2021 Indenture, the "2029 Indenture"), between the Company and U.S. Bank Trust Company, National Association, as trustee. The 2029 Notes will mature on June 15, 2029 unless repurchased or redeemed in accordance with their terms prior to such date. The 2029 Notes bear interest at a rate of 7.20% per year payable semi-annually on June 15 and December 15 of each year, commencing on

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 5 — Borrowings (cont.)

December 15, 2024. The 2029 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2029 Notes, rank pari passu with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's consolidated and unconsolidated subsidiaries, financing vehicles or similar facilities. The 2029 Indenture contains certain covenants, including covenants requiring the Company to comply with the asset coverage requirements of the 1940 Act, whether or not it is subject to those requirements, and to provide financial information to the holders of the 2029 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in the 2029 Indenture. In addition, if a change of control repurchase event, as defined in the 2029 Indenture, occurs prior to maturity, holders of the 2029 Notes will have the right, at their option, to require the Company to repurchase for cash some or all of the 2029 Notes at a repurchase price equal to 100% of the principal amount of the 2029 Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. In connection with the offer and sale of the 2029 Notes, the Company entered into a Registration Rights Agreement, dated as of May 6, 2024 (the "Registration Rights Agreement"), with J.P. Morgan Securities LLC, BofA Securities, Inc., SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC, as the representatives of the Initial Purchasers. Pursuant to the Registration Rights Agreement, the Company is obligated to file with the SEC a registration statement relating to an offer to exchange the 2029 Notes for new notes issued by the Company that are registered under the Securities Act and otherwise have terms substantially identical to those of the 2029 Notes, and to use its commercially reasonable efforts to cause such registration statement to be declared effective. If the Company is not able to effect the exchange offer, the Company will be obligated to file a shelf registration statement covering the resale of the 2029 Notes and use its commercially reasonable efforts to cause such registration statement to be declared effective. If the Company fails to satisfy its registration obligations by certain dates specified in the Registration Rights Agreement, it will be required to pay additional interest to the holders of the 2029 Notes.

On October 22, 2024, the Company priced an offering of an additional $100.0 million aggregate principal amount of its 7.20% 2029 Notes in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to certain non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The 7.20% 2029 Notes are an additional issuance of, and form a single series with, the previously issued $300.0 million aggregate principal amount of 7.20% Notes due 2029 on May 6, 2024, increasing the outstanding aggregate principal amount of the series to $400.0 million. The 7.20% 2029 Notes will mature on June 15, 2029, and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the Third Supplemental Indenture. The offering closed on October 29, 2024.

2030 Notes

On October 2, 2025, the Company and U.S. Bank Trust Company, National Association entered into a Fourth Supplemental Indenture (the "Fourth Supplemental Indenture") to the 2021 Indenture, relating to the Company's issuance of $300.0 million aggregate principal amount of its 6.00% notes due 2030 (the "2030 Notes").

The 2030 Notes will mature on October 2, 2030, and may be redeemed in whole or in part at the Company's option at any time or from time to time at the redemption prices set forth in the Fourth Supplemental Indenture. The 2030 Notes bear interest at a rate of 6.00% per year payable semi-annually on April 2 and October 2 of each year, commencing on April 2, 2026. The 2030 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2030 Notes, rank pari passu with all existing and future unsecured unsubordinated indebtedness

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 5 — Borrowings (cont.)

issued by the Company, rank effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables incurred by the Company's consolidated and unconsolidated subsidiaries, financing vehicles or similar facilities).

The 2021 Indenture, as supplemented by the Fourth Supplemental Indenture, contains certain covenants, including covenants requiring the Company to comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a) of the 1940 Act, whether or not it is subject to those requirements, and to provide financial information to the holders of the 2030 Notes and U.S. Bank Trust Company, National Association if the Company is no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in the Indenture.

In addition, on the occurrence of a "Change of Control Repurchase Event," as defined in the Fourth Supplemental Indenture, the Company will generally be required to make an offer to purchase the outstanding 2030 Notes at a price equal to 100% of the principal amount of such 2030 Notes plus any accrued and unpaid interest on the 2030 Notes repurchased to, but not including, the date of purchase. In connection with the issuance of the 2030 Notes, the Company entered into a Registration Rights Agreement, dated as of October 2, 2025 (the "Registration Rights Agreement"), with J.P. Morgan Securities LLC, BofA Securities, Inc., SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC, as the representatives of the initial purchasers of the 2030 Notes, pursuant to which, the Company is obligated to file with the Securities and Exchange Commission a registration statement relating to an offer to exchange the 2030 Notes for new notes issued by the Company that are registered under the Securities Act and otherwise have terms substantially identical to those of the 2030 Notes, and to use its commercially reasonable efforts to cause such registration statement to be declared effective. If the Company is not able to effect the exchange offer, the Company will be obligated to file a shelf registration statement covering the resale of the 2030 Notes and use its commercially reasonable efforts to cause such registration statement to be declared effective. If the Company fails to satisfy its registration obligations by certain dates specified in the Registration Rights Agreement, it will be required to pay additional interest to the holders of the 2030 Notes.

In connection with the 2030 Notes, the Company entered into an interest rate swap to more closely align the interest rates of the Company's liabilities with the Company's investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement related to the 2030 Notes, the Company receives a fixed interest rate of 6.00% per annum and pays a floating interest rate of SOFR + 2.515% per annum on $300 million of the 2030 Notes. The Company designated the interest rate swap as the hedging instrument in a qualifying hedge accounting relationship. The carrying value of the 2030 Notes is inclusive of an adjustment for the change in fair value of an effective hedge accounting relationship. Please see "Note 6. Derivatives" for additional detail.

As of December 31, 2025 the components of the carrying value of the 2030 Notes were as follows:

	For the Year Ended December 31, 2025
Principal amount of debt.	$ 300,000
Unamortized debt issuance cost	(3,843)
Original issue discount, net of accretion.	(3,295)
Adjustment for the change in fair value of an effective hedge accounting relationship.	(609)
Carrying value of 2030 Notes.	$ 292,253

As of December 31, 2024 no amounts were recognized.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 5 — Borrowings (cont.)

For the year ended December 31, 2025 the components of interest expense related to the 2030 Notes, including the impact of the hedge accounting relationship, were as follows:

	For the Year Ended December 31, 2025
Borrowing interest expense.	$ 4,450
Amortization of debt issuance cost.	199
Accretion of original issue discount	173
Interest rate swaps.	1,082
Hedged items	(609)
Total interest and debt financing expenses	$ 5,295

For the years ended December 31, 2024 and 2023 no amounts were recognized.

The following table represents borrowings as of December 31, 2025:

	Maturity Date	Total Aggregate Borrowing Capacity	Total Principal Outstanding	Less Deferred Financing Costs	Amount per Consolidated Statements of Assets and Liabilities
JPM Credit Facility	10/4/2029	$ 1,050,000	$ 962,969	$ (4,241)	$ 958,728
JPM Revolver Facility	1/16/2030	780,000	2,216	(2,636)	(420)
Wells Fargo Credit Facility	8/25/2028	300,000	300,000	—	300,000
2026 Notes	3/30/2026	300,000	300,000	—	300,000
2029 Notes	6/15/2029	400,000	398,759	(4,202)	394,557
2030 Notes[1]	10/2/2030	300,000	296,096	(3,843)	292,253
Total		$ 3,130,000	$ 2,260,040	$ (14,922)	$ 2,245,118

(1) 2030 Notes are inclusive of an adjustment for the change in fair value of an effective hedge accounting relationship.

The following table represents borrowings as of December 31, 2024:

	Maturity Date	Total Aggregate Borrowing Capacity	Total Principal Outstanding	Less Deferred Financing Costs	Amount per Consolidated Statements of Assets and Liabilities
JPM Credit Facility	10/4/2029	$ 800,000	$ 625,669	$ (3,403)	$ 622,266
JPM Revolver Facility	12/8/2028	505,000	439,216	—	439,216
Wells Fargo Credit Facility	8/25/2028	300,000	300,000	—	300,000
2026 Notes	3/30/2026	300,000	300,000	—	300,000
2029 Notes	6/15/2029	400,000	398,400	(5,144)	393,256
Total		$ 2,305,000	$ 2,063,285	$ (8,547)	$ 2,054,738

The weighted average annualized interest cost for all facility borrowings and unsecured notes for the years ended December 31, 2025 and 2024 was 6.17% and 6.72%, respectively. The average daily debt outstanding for facility borrowings and unsecured notes for the years ended December 31, 2025 and 2024 was $2.2 billion and $1.6 billion, respectively. The maximum debt outstanding for facility borrowings and unsecured notes for the years ended December 31, 2025 and 2024 was $2.6 billion and $2.1 billion, respectively.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 5 — Borrowings (cont.)

Short-Term Borrowings

From time to time, the Company finances the purchase of certain investments through repurchase agreements. In the repurchase agreements, the Company enters into a trade to sell an investment and contemporaneously enter into a trade to buy the same investment back on a specified date in the future with the same counterparty. Investments sold under repurchase agreements are accounted for as collateralized borrowings as the sale of the investment does not qualify for sale accounting under *ASC Topic 860 — Transfers and Servicing* and remains as an investment on the consolidated statements of assets and liabilities. The Company uses repurchase agreements as a short-term financing alternative. As of December 31, 2025 and December 31, 2024, the Company had no short-term borrowings outstanding. For the years ended December 31, 2025 and 2024, the Company recorded no interest expense in connection with short-term borrowings. For the year ended December 31, 2023, the Company recorded interest expense of $1.7 million in connection with short-term borrowings. For the years ended December 31, 2025 and 2024, the Company did not have short-term borrowings.

Secured Borrowings

On August 21, 2023, the Company entered into a total return swap ("TRS") with Nomura. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. The Company pays interest to Nomura for each loan at a rate equal to three-month SOFR plus 3.60% per annum. On April 24, 2024, the rate was amended to three-month SOFR plus 2.80% per annum. Upon the termination or repayment of any loan under the TRS, the Company will either receive from Nomura the appreciation in the value of such loan or pay to Nomura any depreciation in the value of such loan. The scheduled termination date for the TRS was February 17, 2025. On February 17, 2025, the Company amended the contract and extended the scheduled termination date to April 21, 2025. On March 18, 2025, the Company terminated the TRS.

As of December 31, 2025, the Company had no total return swaps outstanding. As of December 31, 2024, all total return swaps on the Nomura TRS were entered into contemporaneously with the Company's sale of their reference assets. Due to the Company's continuing involvement in these assets, these assets are not derecognized under *ASC Topic 860 — Transfers and Servicing*, and are presented on the consolidated schedules of investments. Financing amounts related to these assets are presented as secured borrowings on the consolidated statement of assets and liabilities. Any margin paid to the counterparty under the terms of the TRS agreement is included in the "Due from broker" on the Company's consolidated statements of assets and liabilities.

The TRS is subject to the SEC rule related to the use of derivatives, reverse repurchase agreements and certain other transactions by registered investment companies. The rule requires that the Company trade derivatives and other transactions that create future payment or delivery obligations subject to a value-at-risk leverage limit and certain derivatives risk management program and reporting requirements. Generally, these requirements apply unless the Company qualifies as a "limited derivatives user," as defined in the rule, in which case certain exceptions to these conditions would apply. The Company may qualify as a limited derivatives user if it adopts and implements written policies and procedures reasonably designed to manage the Company's derivatives risk and the Company's derivatives exposure does not exceed 10 percent of the Company's net assets as calculated in accordance with the rule.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2025**(in thousands, except share and per share amounts, percentages and as otherwise indicated)**

Note 5 — Borrowings (cont.)

As of December 31, 2025, the Company had no secured borrowings outstanding. As of December 31, 2024, the Company had secured borrowings outstanding of $30.8 million. For the years ended December 31, 2025, 2024, and 2023, the Company recorded interest expense of $0.4 million, $1.9 million, and $0.8 million, respectively, in connection with secured borrowings. For the years ended December 31, 2025, and 2024, the Company had an average outstanding balance of secured borrowings of $6.3 million and $31.2 million, respectively, and bore interest at a weighted average rate of 5.71% and 6.25%, respectively.

The following table represents interest and debt fees for the year ended December 31, 2025:

	Year Ended December 31, 2025				
	Interest Rate	**Non-Usage Rate**	**Interest Expense**	**Deferred Financing Costs[1]**	**Other Fees[2]**
JPM Credit Facility	[3]	[4]	$ 48,115	$ 936	$ 1,473
JPM Revolver Facility	[5]	0.38%	22,532	623	1,677
Wells Fargo Credit Facility	[6]	[7]	19,485	—	105
2026 Notes	3.25%	n/a	9,750	—	—
2029 Notes	7.20%	n/a	28,800	1,201	359
2030 Notes	6.00%[8]	n/a	4,450	199	646
Secured borrowings	[9]	n/a	359	—	—
Total			$ 133,491	$ 2,959	$ 4,260

(1) Amortization of deferred financing costs.
(2) Includes non-usage fees, custody fees, amortization of premium/discount on unsecured notes, administrative agent fees, and the impact of the effective hedge through the interest rate swap associated with the 2030 Notes.
(3) From January 1, 2025 through June 29, 2025 the JPM Credit Facility had an interest rate of three-month Term SOFR, plus a spread of 2.25% per annum. From June 30, 2025 to December 31, 2025, the interest rate was amended to three-month Term SOFR, plus a spread of 2.15% per annum.
(4) From January 1, 2025 through December 31, 2025, the non-usage fee per annum was 0.55%.
(5) From January 1, 2025 through December 31, 2025, the interest rate was three-month Term SOFR, plus a spread calculated based upon the composition of the loans in the collateral pool, which will not exceed 1.98% per annum.
(6) From January 1, 2025 through December 31, 2025, the interest rate was amended to be daily simple SOFR, with a daily simple SOFR floor of zero, plus a spread of 2.15% per annum.
(7) From January 1, 2025 through December 31, 2025, the non-usage fee per annum was 0.50% for the first 70% of the unused balance and increases to 2.00% for any remaining unused balance.
(8) The 2030 Notes bear fixed interest at 6.00% per annum. Please refer to the above for information related to the Company's interest rate swap accounted for as a fair value hedge associated with the 2030 Notes.
(9) From January 1, 2025 through March 18, 2025, the interest rate was three-month SOFR plus a spread of 2.80% per annum.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 5 — Borrowings (cont.)

The following table represents interest and debt fees for the year ended December 31, 2024:

	Interest Rate	Non-Usage Rate	Interest Expense	Deferred Financing Costs[1]	Other Fees[2]
			Year Ended December 31, 2024		
JPM Credit Facility	[3]	[4]	$ 24,154	$ 557	$ 1,478
Wells Fargo Credit Facility	[5]	[6]	23,243	—	1,286
FBLC JPM Credit Facility	[7]	0.38%	14,984	—	1,132
JPM Revolver Facility.	[8]	[9]	18,254	—	390
2024 Notes	4.85%	n/a	4,338	—	10
2026 Notes	3.25%	n/a	9,202	—	10
2029 Notes	7.20%	n/a	15,340	619	372
Secured borrowings	[10]	n/a	1,949	131	—
Total			$ 111,464	$ 1,307	$ 4,678

(1)   Amortization of deferred financing costs.
(2)   Includes non-usage fees, custody fees, amortization of premium/discount on unsecured notes, and administrative agent fees.
(3)   From January 1, 2024 through December 27, 2024, the JPM Credit Facility had an interest rate of three-month Term SOFR, plus a spread of 2.75% per annum, inclusive of an administrative agent fee of 0.20%. From December 28, 2024 through December 31, 2024, the interest rate was amended to three-month Term SOFR, plus a spread of 2.25% per annum.
(4)   From January 1, 2024 through December 27, 2024, the JPM Credit Facility had a non-usage fee per annum of 0.75%, which was inclusive of the administrative agent fee of 0.20%. From December 28, 2024 through December 31, 2024, the non-usage fee per annum was 0.55%.
(5)   From January 24, 2024 through December 27, 2024, the FBLC JPM Credit Facility had an interest rate of three-month Term SOFR, plus a spread of 2.80% per annum, inclusive of an administrative agent fee of 0.20%.
(6)   From January 24, 2024 through December 27, 2024, the non-usage fee per annum was 0.75%, inclusive of an administrative fee of 0.20%.
(7)   From January 24, 2024 through December 31, 2024, the interest rate was three-month Term SOFR, plus a spread calculated based upon the composition of the loans in the collateral pool, which will not exceed 1.98% per annum.
(8)   From January 24, 2024 through August 30, 2024, the Wells Fargo Credit Facility had an interest rate of daily simple SOFR, with a daily simple SOFR floor of zero, plus a spread of 2.75% per annum. From August 31, 2024 through December 31, 2024, the interest rate was amended to be daily simple SOFR, with a daily simple SOFR floor of zero, plus a spread of 2.15% per annum.
(9)   From January 24, 2024 through August 30, 2024, the non-usage fee per annum was 0.50% for the first 25% of the unused balance and increases to 2.00% for any remaining unused balance. From August 31, 2024 through December 31, 2024, the non-usage fee per annum was 0.50% for the first 70% of the unused balance and increases to 2.00% for any remaining unused balance.
(10) From January 1, 2024 through April 23, 2024, the interest rate was three-month SOFR plus 3.60% per annum. From April 24, 2024 through December 31, 2024, the interest rate was amended to be three-month SOFR plus 2.80% per annum.

With respect to all of the FBLC borrowings assumed by the Company, interest expense and debt fees for the period from January 24, 2024 to December 31, 2025 were recognized by the Company and included within the related debt disclosures herein. Disclosures exclude any expenses from the FBLC borrowings incurred prior to the Mergers.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 5 — Borrowings (cont.)

The following table represents interest and debt fees for the year ended December 31, 2023:

	Year Ended December 31, 2023				
	Interest Rate	Non-Usage Rate	Interest Expense	Deferred Financing Costs[1]	Other Fees[2]
MS Credit Facility[5]	[3]	0.50%	$ 19,446	$ 763	$ 1,082
MS Subscription Facility[6]	[4]	0.30%	404	98	11
JPM Credit Facility	S + 2.75%	0.75%	6,405	129	319
Short-term borrowings			1,692	—	—
Secured borrowings	S + 3.60%		759	41	—
Total			$ 28,706	$ 1,031	$ 1,412

(1) Amortization of deferred financing costs.
(2) Includes non-usage fees, custody fees, and administrative agent fees.
(3) From January 1, 2023 to December 31, 2023, the MS Credit Facility had an interest rate priced at Term SOFR, plus a spread of 2.25%.
(4) From January 1, 2023 to March 29, 2023, the MS Subscription Facility bore interest at a rate of Term SOFR with a one-month Interest Period plus 2.10% per annum.
(5) Amount presented represents activity prior to refinancing on October 4, 2023.
(6) Amount presented represents activity prior to termination on March 29, 2023.

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate fair value. The fair value of short-term financial instruments such as cash and cash equivalents, due to affiliates, accounts payable, short-term borrowings, and secured borrowings approximate their carrying value on the accompanying consolidated statements of assets and liabilities due to their short-term nature.

At December 31, 2025, the Company had no secured borrowings outstanding. At December 31, 2024, the carrying amount of the Company's secured borrowings approximated their fair value. The fair values of the Company's debt obligations are determined in accordance with *ASC 820*, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company's borrowings is estimated based upon market interest rates for the Company's own borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. As of December 31, 2025 and December 31, 2024, the Company's borrowings would be deemed to be Level 3, as defined in *Note 3 — Fair Value of Financial Instruments*.

The fair values of the Company's remaining financial instruments that are not reported at fair value on the accompanying consolidated statements of assets and liabilities are reported below:

	Level	Principal Outstanding as of December 31, 2025	Fair Value as of December 31, 2025
JPM Credit Facility	3	$ 962,969	$ 962,969
JPM Revolver Facility	3	2,216	2,216
Wells Fargo Credit Facility	3	300,000	300,000
2026 Notes	3	300,000	298,980
2029 Notes	3	398,759	412,368
2030 Notes[1]	3	296,096	297,126
Total		$ 2,260,040	$ 2,273,659

(1) 2030 Notes are inclusive of change in fair value of effective hedge.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 5 — Borrowings (cont.)

	Level	Principal Outstanding as of December 31, 2024	Fair Value as of December 31, 2024
JPM Credit Facility	3	$ 625,669	$ 625,669
JPM Revolver Facility	3	439,216	439,216
Wells Fargo Credit Facility	3	300,000	300,000
2026 Notes	3	300,000	291,444
2029 Notes	3	398,400	407,968
Total		$ 2,063,285	$ 2,064,297

Note 6 — Derivatives

Interest Rate Swaps

The Company may enter into interest rate swaps from time to time in an effort to mitigate its exposure to fluctuations in interest rates. Interest rate swaps are agreements in which one party pays a stream of interest payments, either fixed or floating, in exchange for another party's stream of interest payments, either fixed or floating, on the same notional amount for a specified period of time.

In connection with the Company's issuance of the 2030 Notes, the Company entered into an interest rate swap agreement for a total notional amount of $300 million that matures on October 2, 2030. The Company receives fixed interest rate of 6.00% and pays floating interest rate of three-month SOFR plus 2.515%. The Company designated this interest rate swap and the 2030 Notes as a qualifying fair value hedge accounting relationship. As of December 31, 2025, the interest rate swap had a fair value of $(0.6) million included as a component of other liabilities on the consolidated statement of assets and liabilities.

The Company may also enter into interest rate swap agreements for which the Company does not utilize hedge accounting. These agreements are marked-to-market by recognizing the difference between the contract interest rate and the current market rate as unrealized gain (loss) on derivatives on the consolidated statements of assets and liabilities. As of December 31, 2025 and 2024, there was $0.3 million of unrealized loss and $0, respectively. For the year ended December 31, 2025 and 2024, the net change in unrealized depreciation on derivatives that does not utilize hedge accounting was $0.3 million and $0, respectively. For the year ended December 31, 2025 and 2024, the net realized gain on derivatives that does not utilize hedge accounting was $21 thousand and $0, respectively.

As of December 31, 2025 and December 31, 2024, the interest rate swaps are classified within Level 2 of the fair value hierarchy and is subject to ISDA Master Agreements or similar agreements. As of December 31, 2025 and 2024, there was $1.4 million and $0, respectively, of collateral pledged for derivatives which is included in restricted cash on the consolidated statements of assets and liabilities.

Note 7 — Commitments and Contingencies

Commitments

In the ordinary course of business, the Company may enter into future funding commitments. As of December 31, 2025 and December 31, 2024, the Company had unfunded commitments of $701.3 million and $449.5 million, respectively. The Company maintains sufficient cash on hand, and available borrowings to fund such unfunded commitments.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 7 — Commitments and Contingencies (cont.)

As of December 31, 2025, the Company's unfunded commitments consisted of the following:

Portfolio Company Name	Investment Type	Commitment Type	Total Commitment	Remaining Commitment
Accel International Holdings, LLC	Senior Secured First Lien Debt	Revolver	$ 4,762	$ 4,762
ADCS Clinics Intermediate Holdings, LLC	Senior Secured First Lien Debt	Revolver	1,797	1,540
Adelaide Borrower, LLC.	Senior Secured First Lien Debt	Delayed Draw	7,960	7,960
Adelaide Borrower, LLC.	Senior Secured First Lien Debt	Revolver	4,989	4,091
Amylu Borrower Sub, LLC.	Senior Secured First Lien Debt	Delayed Draw	6,778	6,778
Amylu Borrower Sub, LLC.	Senior Secured First Lien Debt	Revolver	7,906	7,906
Aprio Advisory Group, LLC.	Senior Secured First Lien Debt	Delayed Draw	11,249	11,249
Aprio Advisory Group, LLC.	Senior Secured First Lien Debt	Revolver	911	911
Arch Global Precision, LLC	Senior Secured First Lien Debt	Revolver	1,008	63
Arctic Holdco, LLC	Senior Secured First Lien Debt	Delayed Draw	5,246	2,003
Arctic Holdco, LLC	Senior Secured First Lien Debt	Revolver	3,514	2,882
Armada Parent, Inc.	Senior Secured First Lien Debt	Revolver	6,601	6,601
Artifact Bidco, Inc.	Senior Secured First Lien Debt	Delayed Draw	2,663	2,663
Artifact Bidco, Inc.	Senior Secured First Lien Debt	Revolver	1,901	1,901
AuditBoard, Inc.	Senior Secured First Lien Debt	Revolver	4,360	4,360
Azurite Intermediate Holdings, Inc.	Senior Secured First Lien Debt	Revolver	3,622	3,622
Bayou Holdings Buyer, Inc.	Senior Secured First Lien Debt	Delayed Draw	4,107	4,107
Bayou Holdings Buyer, Inc.	Senior Secured First Lien Debt	Revolver	3,284	3,284
BCPE Oceandrive Buyer, Inc.	Senior Secured First Lien Debt	Delayed Draw	3,323	3,323
Big Apple Advisory, LLC	Senior Secured First Lien Debt	Delayed Draw	22,847	17,638
Big Apple Advisory, LLC	Senior Secured First Lien Debt	Revolver	6,398	6,398
Bingo Group Buyer, Inc.	Senior Secured First Lien Debt	Revolver	652	632
Bingo Group Buyer, Inc.	Senior Secured First Lien Debt	Delayed Draw	3,424	3,424
Capstone Acquisition Holdings, Inc.	Senior Secured First Lien Debt	Revolver	1,804	1,804
Carr, Riggs & Ingram Capital, LLC	Senior Secured First Lien Debt	Delayed Draw	5,929	4,337
Carr, Riggs & Ingram Capital, LLC	Senior Secured First Lien Debt	Revolver	2,715	2,715
CCI Buyer, Inc.	Senior Secured First Lien Debt	Revolver	3,051	3,051
Charter Industries Holdings, LLC	Senior Secured First Lien Debt	Delayed Draw	3,540	3,540
Charter Industries Holdings, LLC	Senior Secured First Lien Debt	Revolver	5,313	5,313
Cliffwater, LLC.	Senior Secured First Lien Debt	Revolver	2,881	2,881
Coalesce Merlin Purchaser, LLC	Senior Secured First Lien Debt	Delayed Draw	9,771	8,991
Coalesce Merlin Purchaser, LLC	Senior Secured First Lien Debt	Revolver	4,885	4,885
Communication Technology Intermediate, LLC	Senior Secured First Lien Debt	Revolver	3,361	2,173
Coronis Health I, LLC	Senior Secured First Lien Debt	Delayed Draw	1,330	798
Einstein Parent, Inc.	Senior Secured First Lien Debt	Revolver	2,310	2,310
Electric Power Engineers, LLC.	Senior Secured First Lien Debt	Delayed Draw	13,290	13,290
Electric Power Engineers, LLC.	Senior Secured First Lien Debt	Revolver	5,317	5,317
Electro-Methods, LP.	Senior Secured First Lien Debt	Revolver	8,301	8,301

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 7 — Commitments and Contingencies (cont.)

Portfolio Company Name	Investment Type	Commitment Type	Total Commitment	Remaining Commitment
FGT Purchaser, LLC.	Senior Secured First Lien Debt	Revolver	$ 3,120	$ 3,120
Flow Traders Holding, LLC	Senior Secured First Lien Debt	Revolver	6,253	6,253
Galway Borrower, LLC.	Senior Secured First Lien Debt	Delayed Draw	4,507	3,587
Galway Borrower, LLC.	Senior Secured First Lien Debt	Revolver	3,324	2,743
Groome Purchaser, LLC	Senior Secured First Lien Debt	Delayed Draw	3,509	3,509
Groome Purchaser, LLC	Senior Secured First Lien Debt	Delayed Draw	5,262	5,262
Groome Purchaser, LLC	Senior Secured First Lien Debt	Revolver	2,630	2,630
High Street Buyer, Inc.	Senior Secured First Lien Debt	Delayed Draw	34,717	31,239
Hospice Care Buyer, Inc.	Senior Secured First Lien Debt	Revolver	2,783	698
ICAT Intermediate Holdings, LLC	Senior Secured First Lien Debt	Delayed Draw	8,685	6,514
ICAT Intermediate Holdings, LLC	Senior Secured First Lien Debt	Revolver	1,318	1,318
ICR Operations, LLC	Senior Secured First Lien Debt	Revolver	6,178	2,394
ICR Operations, LLC	Senior Secured First Lien Debt	Revolver	1,810	1,810
Ideal Tridon Holdings, Inc.	Senior Secured First Lien Debt	Delayed Draw	7,784	7,784
Ideal Tridon Holdings, Inc.	Senior Secured First Lien Debt	Revolver	6,485	5,620
IG Investments Holdings, LLC	Senior Secured First Lien Debt	Revolver	3,463	3,463
Indigo Buyer, Inc.	Senior Secured First Lien Debt	Delayed Draw	11,398	7,391
Indigo Buyer, Inc.	Senior Secured First Lien Debt	Revolver	5,166	5,166
InhabitIQ, Inc.	Senior Secured First Lien Debt	Delayed Draw	7,261	7,261
InhabitIQ, Inc.	Senior Secured First Lien Debt	Revolver	4,537	4,537
Integrated Efficiency Solutions, Inc.	Senior Secured First Lien Debt	Revolver	600	600
Integrated Global Services, Inc.	Senior Secured First Lien Debt	Delayed Draw	5,471	5,471
Integrated Global Services, Inc.	Senior Secured First Lien Debt	Revolver	6,154	4,513
IQN Holding Corp.	Senior Secured First Lien Debt	Revolver	1,520	532
Kahala Ireland Opco DAC	Subordinated Debt	Delayed Draw	100,000	100,000
Knowledge Pro Buyer, Inc.	Senior Secured First Lien Debt	Revolver	5,483	5,483
Knowledge Pro Buyer, Inc.	Senior Secured First Lien Debt	Delayed Draw	24,918	3,296
Last Dance Intermediate II, LLC	Senior Secured First Lien Debt	Delayed Draw	15,349	11,190
Last Dance Intermediate II, LLC	Senior Secured First Lien Debt	Revolver	3,961	3,961
Lighthouse Intelligence, Ltd.	Senior Secured First Lien Debt	Delayed Draw	12,009	12,009
Lighthouse Intelligence, Ltd.	Senior Secured First Lien Debt	Revolver	8,578	8,578
Mandrake Bidco, Inc.	Senior Secured First Lien Debt	Revolver	10,102	10,102
Manna Pro Products, LLC	Senior Secured First Lien Debt	Revolver	2,706	2,706
McDonald Worley, P.C.	Senior Secured First Lien Debt	Term Loan	39,358	5
McDonald Worley, P.C.	Senior Secured First Lien Debt	Delayed Draw	93	93
Medical Management Resource Group, LLC.	Senior Secured First Lien Debt	Revolver	1,929	1,157
Midwest Can Company, LLC	Senior Secured First Lien Debt	Revolver	2,019	2,019
Mirra-Primeaccess Holdings, LLC	Senior Secured First Lien Debt	Revolver	11,256	2,814
MRI Software, LLC	Senior Secured First Lien Debt	Delayed Draw	429	377
MRI Software, LLC	Senior Secured First Lien Debt	Revolver	57	46
Muth Mirror Systems, LLC	Senior Secured First Lien Debt	Revolver	1,311	260

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 7 — Commitments and Contingencies (cont.)

Portfolio Company Name	Investment Type	Commitment Type	Total Commitment	Remaining Commitment
MWH Intermediate II, LLC	Senior Secured First Lien Debt	Delayed Draw	$ 9,050	$ 7,045
MWH Intermediate II, LLC	Senior Secured First Lien Debt	Revolver	1,811	1,811
Odessa Technologies, Inc..	Senior Secured First Lien Debt	Revolver	5,451	5,451
Palmdale Oil Co., LLC	Senior Secured First Lien Debt	Delayed Draw	3,351	3,351
Palmdale Oil Co., LLC	Senior Secured First Lien Debt	Delayed Draw	1,005	1,005
PetVet Care Centers, LLC.	Senior Secured First Lien Debt	Revolver	4,032	3,629
Pluralsight, LLC	Senior Secured First Lien Debt	Delayed Draw	2,879	2,879
Pluralsight, LLC	Senior Secured First Lien Debt	Revolver	1,151	1,151
Post Road Equipment Finance, LLC.	Subordinated Debt	Delayed Draw	35,000	1,000
Post Road Equipment Finance, LLC.	Subordinated Debt	Delayed Draw	40,000	40,000
Questex, Inc..	Senior Secured First Lien Debt	Revolver	1,938	1,938
Reagent Chemical and Research, LLC. . . .	Senior Secured First Lien Debt	Revolver	7,478	7,478
Relativity Oda, LLC	Senior Secured First Lien Debt	Revolver	660	660
Rialto Management Group, LLC	Senior Secured First Lien Debt	Revolver	752	752
Saab Purchaser, Inc.	Senior Secured First Lien Debt	Delayed Draw	17,300	17,300
Saab Purchaser, Inc.	Senior Secured First Lien Debt	Revolver	2,306	2,306
Saturn SHC Buyer Holdings, Inc..	Senior Secured First Lien Debt	Revolver	12,898	12,898
Saturn Sound Bidco, Ltd.	Senior Secured First Lien Debt	Delayed Draw	4,510	4,510
SCIH Salt Holdings, Inc.	Senior Secured First Lien Debt	Revolver	3,746	3,416
Sherlock Buyer Corp..	Senior Secured First Lien Debt	Revolver	1,865	1,865
Simplifi Holdings, Inc..	Senior Secured First Lien Debt	Revolver	5,502	4,986
SunMed Group Holdings, LLC.	Senior Secured First Lien Debt	Revolver	860	860
TEI Intermediate, LLC	Senior Secured First Lien Debt	Delayed Draw	7,312	6,380
TEI Intermediate, LLC	Senior Secured First Lien Debt	Revolver	3,107	2,248
The NPD Group, LP	Senior Secured First Lien Debt	Revolver	2,865	2,865
Trinity Air Consultants Holdings Corp. . . .	Senior Secured First Lien Debt	Delayed Draw	3,477	3,477
Trinity Air Consultants Holdings Corp. . . .	Senior Secured First Lien Debt	Revolver	926	926
Triple Lift, Inc.	Senior Secured First Lien Debt	Revolver	4,693	4,693
Trystar, LLC	Senior Secured First Lien Debt	Delayed Draw	12,590	9,664
Trystar, LLC	Senior Secured First Lien Debt	Revolver	6,291	6,291
US Oral Surgery Management Holdco, LLC.	Senior Secured First Lien Debt	Revolver	1,694	1,694
US Salt Investors, LLC.	Senior Secured First Lien Debt	Revolver	3,103	3,103
Vanco Payment Solutions, LLC	Senior Secured First Lien Debt	Revolver	530	530
Varicent Intermediate Holdings Corp.	Senior Secured First Lien Debt	Delayed Draw	1,210	1,210
Varicent Intermediate Holdings Corp.	Senior Secured First Lien Debt	Delayed Draw	2,926	2,926
Varicent Intermediate Holdings Corp.	Senior Secured First Lien Debt	Revolver	3,058	3,058
Victors CCC Buyer, LLC	Senior Secured First Lien Debt	Revolver	4,537	4,537
West Coast Dental Services, Inc.	Senior Secured First Lien Debt	Revolver	3,663	33
Westwood Professional Services, Inc.	Senior Secured First Lien Debt	Delayed Draw	13,122	8,693
Westwood Professional Services, Inc.	Senior Secured First Lien Debt	Revolver	6,813	6,813

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 7 — Commitments and Contingencies (cont.)

Portfolio Company Name	Investment Type	Commitment Type	Total Commitment	Remaining Commitment
Wharf Street Ratings Acquisition, LLC . . .	Senior Secured First Lien Debt	Delayed Draw	$ 2,867	$ 2,867
Wharf Street Ratings Acquisition, LLC . . .	Senior Secured First Lien Debt	Revolver	2,867	2,867
WHCG Purchaser III, Inc.	Senior Secured First Lien Debt	Delayed Draw	7,556	7,556
WIN Holdings III Corp.	Senior Secured First Lien Debt	Revolver	6,356	5,164
Wipfli Advisory, LLC	Senior Secured First Lien Debt	Delayed Draw	6,035	6,035
Wipfli Advisory, LLC	Senior Secured First Lien Debt	Revolver	4,024	4,024
Zendesk, Inc..	Senior Secured First Lien Debt	Delayed Draw	5,491	5,491
Zendesk, Inc..	Senior Secured First Lien Debt	Revolver	6,590	6,590
			$ 863,841	$ 701,341

As of December 31, 2024, the Company's unfunded commitments consisted of the following:

Portfolio Company Name	Investment Type	Commitment Type	Total Commitment	Remaining Commitment
ADCS Clinics Intermediate Holdings, LLC.	Senior Secured First Lien Debt	Revolver	$ 1,797	$ 1,643
Adelaide Borrower, LLC.	Senior Secured First Lien Debt	Delayed Draw	7,960	7,960
Adelaide Borrower, LLC.	Senior Secured First Lien Debt	Revolver	4,989	4,989
Alera Group Intermediate Holdings, Inc.. .	Senior Secured First Lien Debt	Delayed Draw	4,951	265
Arch Global Precision, LLC	Senior Secured First Lien Debt	Revolver	1,008	16
Arctic Holdco, LLC	Senior Secured First Lien Debt	Revolver	4,574	648
Armada Parent, Inc.	Senior Secured First Lien Debt	Delayed Draw	6,480	3,277
Armada Parent, Inc.	Senior Secured First Lien Debt	Revolver	7,864	7,864
Artifact Bidco, Inc..	Senior Secured First Lien Debt	Delayed Draw	2,663	2,663
Artifact Bidco, Inc..	Senior Secured First Lien Debt	Revolver	1,901	1,901
AuditBoard, Inc.	Senior Secured First Lien Debt	Delayed Draw	10,898	10,898
AuditBoard, Inc.	Senior Secured First Lien Debt	Revolver	4,360	4,360
Avalara, Inc.	Senior Secured First Lien Debt	Revolver	6,020	6,020
Azurite Intermediate Holdings, Inc.	Senior Secured First Lien Debt	Revolver	3,622	3,622
Big Apple Advisory, LLC	Senior Secured First Lien Debt	Delayed Draw	22,847	22,847
Big Apple Advisory, LLC	Senior Secured First Lien Debt	Revolver	6,398	6,398
Bingo Group Buyer, Inc..	Senior Secured First Lien Debt	Delayed Draw	1,695	1,695
Bingo Group Buyer, Inc..	Senior Secured First Lien Debt	Revolver	652	632
Capstone Acquisition Holdings, Inc.	Senior Secured First Lien Debt	Revolver	1,804	1,804
Capstone Logistics	Senior Secured First Lien Debt	Delayed Draw	208	208
Carr, Riggs & Ingram Capital, LLC	Senior Secured First Lien Debt	Delayed Draw	5,939	5,939
Carr, Riggs & Ingram Capital, LLC	Senior Secured First Lien Debt	Revolver	2,715	2,376
Communication Technology Intermediate, LLC.	Senior Secured First Lien Debt	Revolver	3,361	2,173
Demakes Borrower, LLC	Senior Secured First Lien Debt	Delayed Draw	5,043	5,043
Dynagrid Holdings, LLC	Senior Secured First Lien Debt	Revolver	2,262	2,262
Electric Power Engineers, LLC.	Senior Secured First Lien Debt	Delayed Draw	13,290	13,290
Electric Power Engineers, LLC.	Senior Secured First Lien Debt	Revolver	5,317	5,317

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 7 — Commitments and Contingencies (cont.)

Portfolio Company Name	Investment Type	Commitment Type	Total Commitment	Remaining Commitment
Faraday Buyer, LLC	Senior Secured First Lien Debt	Delayed Draw	$ 5,599	$ 5,599
FloWorks International, LLC	Senior Secured First Lien Debt	Delayed Draw	4,958	4,958
Galway Borrower, LLC.	Senior Secured First Lien Debt	Delayed Draw	4,512	4,431
Galway Borrower, LLC.	Senior Secured First Lien Debt	Revolver	3,324	3,046
Ground Penetrating Radar Systems, LLC. .	Senior Secured First Lien Debt	Delayed Draw	1,970	1,970
Ground Penetrating Radar Systems, LLC. .	Senior Secured First Lien Debt	Revolver	1,050	919
HealthEdge Software, Inc.	Senior Secured First Lien Debt	Revolver	2,870	2,870
Hospice Care Buyer, Inc.	Senior Secured First Lien Debt	Revolver	2,811	1,162
ICR Operations, LLC	Senior Secured First Lien Debt	Revolver	6,178	77
ICR Operations, LLC	Senior Secured First Lien Debt	Revolver	1,810	213
Ideal Tridon Holdings, Inc.	Senior Secured First Lien Debt	Revolver	2,868	2,868
IG Investments Holdings, LLC.	Senior Secured First Lien Debt	Revolver	3,463	3,463
Indigo Buyer, Inc.	Senior Secured First Lien Debt	Delayed Draw	11,429	11,429
Indigo Buyer, Inc.	Senior Secured First Lien Debt	Revolver	5,166	5,166
Integrated Efficiency Solutions, Inc.	Senior Secured First Lien Debt	Revolver	600	390
Integrated Global Services, Inc.	Senior Secured First Lien Debt	Revolver	2,028	203
Integrated Global Services, Inc.	Senior Secured First Lien Debt	Revolver	1,761	1,761
IQN Holding Corp.	Senior Secured First Lien Debt	Revolver	1,520	925
Knowledge Pro Buyer, Inc.	Senior Secured First Lien Debt	Delayed Draw	23,377	6,932
Knowledge Pro Buyer, Inc.	Senior Secured First Lien Debt	Revolver	3,678	3,384
Mandrake Bidco, Inc.	Senior Secured First Lien Debt	Revolver	10,102	10,102
Manna Pro Products, LLC	Senior Secured First Lien Debt	Revolver	2,706	68
McDonald Worley, P.C.	Senior Secured First Lien Debt	Term Loan	612	612
Medical Management Resource Group, LLC.	Senior Secured First Lien Debt	Revolver	1,929	694
Midwest Can Company, LLC	Senior Secured First Lien Debt	Revolver	2,019	2,019
Miller Environmental Group, Inc.	Senior Secured First Lien Debt	Delayed Draw	4,886	4,886
Miller Environmental Group, Inc.	Senior Secured First Lien Debt	Delayed Draw	9,773	9,773
Miller Environmental Group, Inc.	Senior Secured First Lien Debt	Revolver	4,885	4,885
Mirra-Primeaccess Holdings, LLC.	Senior Secured First Lien Debt	Revolver	11,256	2,814
MRI Software, LLC	Senior Secured First Lien Debt	Delayed Draw	6,772	6,125
Norvax, LLC.	Senior Secured First Lien Debt	Revolver	576	381
Odessa Technologies, Inc.	Senior Secured First Lien Debt	Revolver	5,451	5,451
PetVet Care Centers, LLC.	Senior Secured First Lien Debt	Delayed Draw	4,032	4,032
PetVet Care Centers, LLC.	Senior Secured First Lien Debt	Revolver	4,032	4,032
Pie Buyer, Inc.	Senior Secured First Lien Debt	Revolver	2,581	516
PlayPower, Inc.	Senior Secured First Lien Debt	Revolver	2,617	2,617
Pluralsight, LLC	Senior Secured First Lien Debt	Delayed Draw	2,879	2,879
Pluralsight, LLC	Senior Secured First Lien Debt	Revolver	1,151	1,151
Point Broadband Acquisition, LLC.	Senior Secured First Lien Debt	Delayed Draw	9,667	9,667

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 7 — Commitments and Contingencies (cont.)

Portfolio Company Name	Investment Type	Commitment Type	Total Commitment	Remaining Commitment
Post Road Equipment Finance, LLC.	Subordinated Debt	Delayed Draw	$ 20,000	$ 17,000
Questex, Inc.	Senior Secured First Lien Debt	Revolver	1,938	1,938
Reagent Chemical and Research, LLC	Senior Secured First Lien Debt	Revolver	7,478	7,478
Relativity Oda, LLC	Senior Secured First Lien Debt	Revolver	660	660
REP TEC Intermediate Holdings, Inc.	Senior Secured First Lien Debt	Revolver	2,696	2,696
Rialto Management Group, LLC	Senior Secured First Lien Debt	Revolver	752	752
RSC Acquisition, Inc.	Senior Secured First Lien Debt	Delayed Draw	9,527	9,527
RSC Acquisition, Inc.	Senior Secured First Lien Debt	Revolver	1,248	1,248
Saturn SHC Buyer Holdings, Inc.	Senior Secured First Lien Debt	Revolver	12,898	12,898
Saturn Sound Bidco, Ltd.	Senior Secured First Lien Debt	Delayed Draw	4,447	4,447
SCIH Salt Holdings, Inc.	Senior Secured First Lien Debt	Revolver	3,746	2,768
Sherlock Buyer Corp.	Senior Secured First Lien Debt	Revolver	1,865	1,865
Simplifi Holdings, Inc.	Senior Secured First Lien Debt	Revolver	5,502	5,502
St. Croix Hospice Acquisition Corp.	Senior Secured First Lien Debt	Revolver	6,743	6,743
SunMed Group Holdings, LLC.	Senior Secured First Lien Debt	Revolver	860	860
TEI Intermediate, LLC	Senior Secured First Lien Debt	Delayed Draw	7,312	7,312
TEI Intermediate, LLC	Senior Secured First Lien Debt	Revolver	3,107	2,741
The NPD Group, LP	Senior Secured First Lien Debt	Revolver	2,865	2,292
Trinity Air Consultants Holdings Corp. . . .	Senior Secured First Lien Debt	Delayed Draw	4,877	4,877
Trinity Air Consultants Holdings Corp. . . .	Senior Secured First Lien Debt	Revolver	2,850	2,850
Triple Lift, Inc.	Senior Secured First Lien Debt	Revolver	4,693	4,693
Trystar, LLC	Senior Secured First Lien Debt	Delayed Draw	12,605	12,605
Trystar, LLC	Senior Secured First Lien Debt	Revolver	6,291	6,291
US Oral Surgery Management Holdco, LLC.	Senior Secured First Lien Debt	Revolver	1,694	1,694
US Salt Investors, LLC	Senior Secured First Lien Debt	Revolver	3,103	3,103
Varicent Intermediate Holdings Corp.	Senior Secured First Lien Debt	Delayed Draw	4,464	4,464
Varicent Intermediate Holdings Corp.	Senior Secured First Lien Debt	Revolver	2,488	2,488
Victors CCC Buyer, LLC	Senior Secured First Lien Debt	Revolver	4,537	4,537
West Coast Dental Services, Inc.	Senior Secured First Lien Debt	Revolver	3,661	867
Westwood Professional Services, Inc.	Senior Secured First Lien Debt	Delayed Draw	13,617	10,437
Westwood Professional Services, Inc.	Senior Secured First Lien Debt	Revolver	6,813	6,813
WHCG Purchaser III, Inc.	Senior Secured First Lien Debt	Delayed Draw	7,556	7,556
WIN Holdings III Corp.	Senior Secured First Lien Debt	Revolver	6,356	4,370
Zendesk, Inc.	Senior Secured First Lien Debt	Delayed Draw	16,004	16,004
Zendesk, Inc.	Senior Secured First Lien Debt	Revolver	6,590	6,590
			$ 521,359	$ 449,546

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 7 — Commitments and Contingencies (cont.)

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims, and regulatory matters. The Company has no knowledge of material legal or regulatory proceedings pending or known to be contemplated against the Company at this time.

Indemnifications

In the ordinary course of business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that may result in the execution of these provisions against the Company. Based on its history and experience, management feels that the likelihood of such events are remote.

Note 8 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Adviser and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of shares of the Company's common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Adviser and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 9 — Capital

Investor Commitments

The following table summarizes the total capital commitments and unfunded capital commitments of Common Stock and Series A Preferred Stock as of December 31, 2025 and as of December 31, 2024, excluding the impact of net assets acquired as a result of the Mergers:

	As of December 31, 2025		As of December 31, 2024	
	Capital Commitments	Unfunded Capital Commitments	Capital Commitments	Unfunded Capital Commitments
Common Stock	$ 375,461	$ —	$ 375,461	$ —
Series A Preferred Stock	77,500	—	77,500	—
Total	$ 452,961	$ —	$ 452,961	$ —

Capital Drawdowns

For the year ended December 31, 2025, there were no capital drawdowns of Common Stock.

The following table summarizes the total shares issued and proceeds related to capital drawdowns of Common Stock for the year ended December 31, 2024:

Share Issue Date	Shares Issued	Net Proceeds Received
For the year ended December 31, 2024		
April 24, 2024	61,058	$ 900
Total Capital Drawdowns	**61,058**	**$ 900**

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 9 — Capital (cont.)

Refer to *Note 19 — Merger with FBLC* for shares of Common Stock issued in connection with the Mergers.

The issuances of Common Stock described above were exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof and Regulation D thereunder. The Company relied, in part, upon representations from investors in the relevant Subscription Agreements that each investor is an "accredited investor," as defined in Regulation D under the Securities Act.

For the year ended December 31, 2025, there were no capital drawdowns of Series A Preferred Stock.

For the year ended December 31, 2024, there were no capital drawdowns of Series A Preferred Stock.

Note 10 — Common Stock

The following table reflects the net assets attributable to Common Stock activity for the years ended December 31, 2025, 2024, and 2023:

	Common stock – shares	Common stock – par	Additional paid in capital	Total distributable earnings (loss)	Total net assets attributable to common stock
Balance as of December 31, 2022.	24,609,132	$ 25	$ 375,557	$ (3,161)	$ 372,421
Net investment income (loss)	—	—	—	53,575	53,575
Net realized gain (loss) from investment transactions	—	—	—	(987)	(987)
Net change in unrealized appreciation (depreciation) on investments	—	—	—	(7,809)	(7,809)
Accretion to redemption value of Series A redeemable convertible preferred stock . .	—	—	—	(17)	(17)
Accrual of Series A redeemable convertible preferred stock distributions	—	—	—	(7,615)	(7,615)
Distributions to common stockholders	—	—	—	(43,574)	(43,574)
Issuance of common stock, net of issuance costs.	642,732	1	9,685	—	9,686
Reinvested dividends.	828,525	0⁽¹⁾	12,439	—	12,439
Tax adjustment	—	—	2,651	(2,651)	—
Balance as of December 31, 2023.	26,080,389	$ 26	$ 400,332	$ (12,239)	$ 388,119
Net investment income (loss)	—	—	—	188,389	188,389
Net realized gain (loss) from investment transactions	—	—	—	(22,825)	(22,825)
Net change in unrealized appreciation (depreciation) on investments	—	—	—	(76,301)	(76,301)
Accretion to redemption value of Series A redeemable convertible preferred stock . .	—	—	—	(18)	(18)
Accrual of Series A redeemable convertible preferred stock distributions	—	—	—	(7,256)	(7,256)
Distributions to common stockholders	—	—	—	(144,981)	(144,981)

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 10 — Common Stock (cont.)

	Common stock – shares	Common stock – par	Additional paid in capital	Total distributable earnings (loss)	Total net assets attributable to common stock
Issuance of shares in connection with the Merger	110,035,780	110	1,594,151	—	1,594,261
Issuance of common stock, net of issuance costs	61,058	0[(1)]	900	—	900
Repurchases	(2,968,706)	(3)	(43,014)	—	(43,017)
Reinvested dividends	2,279,074	2	33,104	—	33,106
Tax adjustment	—	—	532,417	(532,417)	—
Balance as of December 31, 2024	135,487,595	$ 135	$ 2,517,890	$ (607,648)	$ 1,910,377
Net investment income (loss)	—	—	—	163,899	163,899
Net realized gain (loss)	—	—	—	(32,858)	(32,858)
Net change in unrealized appreciation (depreciation) on investments	—	—	—	(26,723)	(26,723)
Accretion to redemption value of Series A redeemable convertible preferred stock	—	—	—	(18)	(18)
Accrual of Series A redeemable convertible preferred stock distributions	—	—	—	(6,336)	(6,336)
Distributions to common stockholders	—	—	—	(167,720)	(167,720)
Repurchases	(2,568,807)	(3)	(36,216)	—	(36,219)
Reinvested dividends	2,568,531	3	35,665	—	35,668
Tax adjustment	—	—	13,644	(13,644)	—
Balance as of December 31, 2025	135,487,319	$ 135	$ 2,530,983	$ (691,048)	$ 1,840,070

(1) Less than $1.

The Company has adopted a distribution reinvestment plan (the "DRIP") pursuant to which all cash dividends or distributions ("Distributions") declared by the Board of Directors are reinvested on behalf of investors who do not elect to receive their Distributions in cash (the "Participants"). As a result, if the Board of Directors declares a Distribution, then stockholders who have not elected to "opt out" of the DRIP will have their Distributions automatically reinvested in additional shares of the Company's Common Stock at a price equal to net asset value per share as estimated in good faith by the Company on the payment date. The timing and amount of Distributions to stockholders are subject to applicable legal restrictions and the sole discretion of the Board of Directors.

The following table reflects the Common Stock activity for the year ended December 31, 2025:

	Shares	Value
Shares issued through DRIP	2,568,531	$ 35,668
Share repurchases	(2,568,807)	(36,219)
	(276)	$ (551)

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 10 — Common Stock (cont.)

The following table reflects the Common Stock activity for the year ended December 31, 2024:

	Shares		Value
Shares sold	110,096,838	$	1,595,161
Shares issued through DRIP	2,279,074		33,106
Share repurchases	(2,968,706)		(43,017)
	109,407,206	$	1,585,250

Note 11 — Preferred Stock

On August 25, 2021, the Company filed with the Secretary of State of the State of Delaware the Certificate of Designation for the Series A Preferred Stock, which designates a total of 50.0 million shares of preferred stock as Series A Preferred Stock, par value $0.001 per share. On the same day, the Company entered into subscription agreements (collectively, the "Preferred Subscription Agreements") with certain investors, pursuant to which the investors made new capital commitments (the "Preferred Capital Commitments") to purchase shares of the Company's Series A Preferred Stock. As of December 31, 2025 and December 31, 2024, the Company has received total Preferred Capital Commitments of $77.5 million. Pursuant to their respective Preferred Subscription Agreements, each investor is required to fund drawdowns to purchase shares of the Series A Preferred Stock up to the amount of their respective capital commitments on an as-needed basis, upon a minimum of 10 business days prior notice at a per-share price equal to the liquidation preference (the "Liquidation Preference"). The sale and issuance of shares of Series A Preferred Stock is exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof and Regulation D thereunder. The Company shall rely, in part, upon representations from the Investors in the relevant Preferred Subscription Agreements that each Investor is an "accredited investor," as defined in Regulation D under the Securities Act.

As of December 31, 2025, there were 50.0 million shares of preferred stock authorized, par value $0.001 per share, of which 77,500 shares of Series A Preferred Stock were issued and outstanding. As of December 31, 2024, there were 50.0 million shares of preferred stock authorized, par value $0.001 per share, of which 77,500 shares of Series A Preferred Stock were issued and outstanding. No shares outstanding of Series A Preferred Stock are redeemable before December 31, 2026.

Each holder of Series A Preferred Stock is entitled to a Liquidation Preference of $1,000.00 per share plus all dividends accrued and unpaid thereon. With respect to distributions, including the payment of dividends and distribution of the Company's assets upon liquidation, dissolution, or winding-up, whether voluntary or involuntary, the Series A Preferred Stock will be senior to shares of Common Stock, will rank on parity with any other class or series of preferred stock that the Company is authorized to issue pursuant to its certificate of incorporation, whether such class or series is now existing or is created in the future, to the extent of the aggregate Liquidation Preference, which amount includes all accrued but unpaid dividends and will be subordinate to the rights of holders of our senior indebtedness.

Dividends are payable on each outstanding share of Series A Preferred Stock quarterly in arrears at a rate equal to (1) for each fiscal quarter ending on or before September 30, 2022 (the "Initial Dividend Period"), the dividends that would have been paid in respect of each share of Series A Preferred Stock if it had been converted into a share of the Company's Common Stock, on the first day of such quarter (or the date of issuance in the case of shares of Series A Preferred Stock issued after the first day of such quarter) at the applicable Conversion Rate (as defined below) and (2) for each quarter after the Initial Dividend Period, the greater of (i) an amount equal to $10.00 per share, subject to proration if such share is not outstanding for the full quarter, and (ii) the dividends that would have been paid in respect of such share of Series A Preferred Stock if it had been converted into a share of Common Stock on the first day of such quarter (or the date of issuance in the case of shares of Series A Preferred Stock issued after the first day of such quarter) at the applicable Conversion Rate.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 11 — Preferred Stock (cont.)

The Series A Preferred Stock is convertible (a) by the Company, in its sole discretion, at any time commencing on the closing date of a liquidity event, as defined by the Confidential Private Placement Memorandum of Franklin BSP Capital Corporation, dated September 2020, or (b) by the holders thereof at any time commencing six months following the closing date of a liquidity event, in each case, into the number of shares of Common Stock equal to (1) the Liquidation Preference divided by (2) the price paid by investors for shares of Common Stock at the time of the purchase of such share of Series A Preferred Stock or if the purchase of such share of Series A Preferred Stock did not occur concurrent with a sale of Common Stock by the Company at the net asset value per share of Common Stock determined within 48 hours (excluding Sundays and holidays) of the purchase of such share of Series A Preferred Stock (the "Conversion Rate"). The Company has the right to redeem, and each holder of Series A Preferred Stock has the right to require the Company to redeem, the Series A Preferred Stock at any time, and from time to time, on or after August 23, 2029 upon 90 days prior notice to the other party. As of December 31, 2025, a liquidity event had not commenced.

In the event of a liquidation, dissolution or winding-up of the Company, each holder of Series A Preferred Stock will be entitled to receive from the assets of the Company the greater of (1) an amount equal to the Liquidation preference of each share of Series A Preferred Stock, or (2) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into shares of Common Stock immediately prior to such liquidation, dissolution or winding up.

The holders of the Preferred Stock are generally entitled to vote with the holders of the shares of Common Stock on all matters submitted for a vote to the common stockholders (voting together with the holders of shares of Common Stock as one class) on an as-converted basis, subject to certain limitations.

The following table presents the activity in the Company's Series A Preferred Stock for the year ended December 31, 2025:

Series A Preferred Stock	Shares	Amount
Beginning Balance, December 31, 2024	77,500	$ 77,416
Amortization of offering costs	—	18
Ending Balance, December 31, 2025	77,500	$ 77,434

The following table presents the activity in the Company's Series A Preferred Stock for the year ended December 31, 2024:

Series A Preferred Stock	Shares	Amount
Beginning Balance, December 31, 2023	77,500	$ 77,398
Amortization of offering costs	—	18
Ending Balance, December 31, 2024	77,500	$ 77,416

Note 12 — Share Repurchase Program

The Company intends to conduct annual tender offers pursuant to its share repurchase program ("SRP"). The Company's Board of Directors considers the following factors in making its determination regarding whether to cause the Company to offer to repurchase shares and under what terms:

- the effect of such repurchases on the Company's qualification as a RIC (including the consequences of any necessary asset sales);

- the liquidity of the Company's assets (including fees and costs associated with disposing of assets);

- the Company's investment plans and working capital requirements;

- the relative economies of scale with respect to the Company's size;

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 12 — Share Repurchase Program (cont.)

• the Company's history in repurchasing shares or portions thereof;

• the condition of the securities markets.

The Company intends to continue to limit the number of shares to be repurchased in any calendar year to the lesser of (i) 10% of the weighted average number of shares outstanding in the prior calendar year or (ii) the number of shares of common stock the Company is able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during the relevant redemption period. In addition, in the event of a stockholder's death or disability, the Company may, in its sole discretion, accept up to the full amount tendered by such stockholder of the current net asset value per share. Any repurchases of shares made in connection with a stockholder's death or disability may be included within the overall limitation imposed on tender offers during the relevant redemption period, which provides that the Company may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock the Company is able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period. The Company's most recent tender offer was oversubscribed.

Offer Date	Repurchase Date	Shares Tendered	Shares Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
February 29, 2024	May 7, 2024	22,351,035	2,676,696	$ 14.49	$ 38,785.30
March 3, 2025	May 9, 2025	23,444,496	2,475,427	$ 14.10	$ 34,903.49

Note 13 — Earnings Per Share

Basic and diluted earnings per share ("EPS") are computed using the two-class method, which considers participating securities as a separate class of shares. The two-class method is an earnings allocation formula that determines EPS for common stock according to dividends distributed and participation rights in undistributed earnings. The Company's participating securities consist of its Series A Preferred Stock. Basic earnings per share is computed by dividing earnings available to common stockholders, adjusted to exclude earnings allocated to participating securities, by the weighted average number of shares outstanding during the period. Other potentially dilutive shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. The following information sets forth the computation of the weighted average basic and diluted net increase in net assets per share resulting from operations for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,		
Numerator	2025	2024	2023
Net increase (decrease) in net assets resulting from operations	$ 104,318	$ 89,263	$ 44,779
Less: cumulative preferred stock dividends	(5,927)	(6,745)	(8,789)
Less: changes in carrying value of redeemable securities	(18)	(18)	(17)
Numerator for EPS – income available to common stockholders	$ 98,373	$ 82,500	$ 35,973
Denominator			
Weighted average common shares outstanding basic and diluted	135,044,742	128,075,163	25,464,652
Basic and diluted earnings per share	$ 0.73	$ 0.64	$ 1.41

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 14 — Distributions

The following table reflects the distributions declared on shares of the Company's Common Stock during the year ended December 31, 2025:

Date Declared	Record Date	Payment Date	Amount Per Share	
For the Year Ended December 31, 2025				
March 10, 2025	March 10, 2025	March 18, 2025	$	0.29
March 10, 2025 (special)	March 10, 2025	March 18, 2025	$	0.04
May 6, 2025	May 6, 2025	May 15, 2025	$	0.29
May 6, 2025 (special)	May 6, 2025	May 15, 2025	$	0.04
August 7, 2025	August 7, 2025	September 2, 2025	$	0.29
November 6, 2025	November 6, 2025	December 18, 2025	$	0.29

The following table reflects the distributions declared on shares of the Company's Common Stock during the year ended December 31, 2024:

Date Declared	Record Date	Payment Date	Amount Per Share	
For the Year Ended December 31, 2024				
January 9, 2024	January 10, 2024	January 11, 2024	$	0.43
May 7, 2024	May 7, 2024	May 13, 2024	$	0.29
May 7, 2024 (special)	May 7, 2024	May 13, 2024	$	0.04
August 5, 2024	August 5, 2024	August 15, 2024	$	0.29
August 5, 2024 (special)	August 5, 2024	August 15, 2024	$	0.04
November 8, 2024	November 8, 2024	November 19, 2024	$	0.29
November 8, 2024 (special)	November 8, 2024	November 19, 2024	$	0.04

The following table reflects the distributions declared on shares of the Company's Series A Preferred Stock during the year ended December 31, 2025:

Date Declared	Record Date	Payment Date	Amount Per Share	
For the Year Ended December 31, 2025				
March 10, 2025	March 10, 2025	March 18, 2025	$	21.76
May 6, 2025	May 6, 2025	May 15, 2025	$	21.76
August 7, 2025	August 7, 2025	September 2, 2025	$	19.12
November 6, 2025	November 6, 2025	December 18, 2025	$	19.12

The following table reflects the distributions declared on shares of the Company's Series A Preferred Stock during the year ended December 31, 2024:

Date Declared	Record Date	Payment Date	Amount Per Share	
For the Year Ended December 31, 2024				
January 9, 2024	January 10, 2024	January 11, 2024	$	28.35
May 7, 2024	May 7, 2024	May 13, 2024	$	21.76
August 5, 2024	August 5, 2024	August 15, 2024	$	21.76
November 8, 2024	November 8, 2024	November 19, 2024	$	21.76

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 15 — Income Tax Information and Distributions to Stockholders

The Company has elected to be treated for federal income tax purposes as a RIC under the Code. Generally, a RIC is exempt from federal income taxes if it meets certain quarterly asset diversification requirements, annual income tests, and distributes to stockholders its "investment company taxable income," as defined in the Code, each taxable year. Distributions declared prior to the filing of the previous year's tax return and paid up to one year after the previous tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. The Company intends to make sufficient distributions to maintain its RIC status each year. The Company may also be subject to federal excise taxes of 4%.

A RIC is limited in its ability to deduct expenses in excess of its "investment company taxable income" (which is, generally, ordinary income plus net realized short-term capital gains in excess of net realized long-term capital losses). If the Company's expenses in a given taxable year exceed gross taxable income (e.g., as the result of large amounts of equity-based compensation), it would incur a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to the RIC's stockholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, realized capital losses in excess of realized capital gains) to offset the RIC's investment company taxable income, but may carry forward such net capital losses, and use them to offset capital gains indefinitely. Due to these limits on the deductibility of expenses and net capital losses, the Company may for tax purposes have aggregate taxable income for several taxable years that it is required to distribute and that is taxable to stockholders even if such taxable income is greater than the aggregate net income the Company actually earned during those taxable years. Such required distributions may be made from the Company's cash assets or by liquidation of investments, if necessary. The Company may realize gains or losses from such liquidations. In the event the Company realizes net capital gains from such transactions, the Company may make a larger capital gain distribution than it would have made in the absence of such transactions.

Depending on the level of taxable income earned in a tax year, for excise tax purposes the Company may choose to carry forward taxable income in excess of current year distributions into the next tax year and incur a 4% U.S. federal excise tax on such income, as required. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year distributions, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned.

The Company did not have any uncertain tax positions that met the recognition or measurement criteria of *ASC 740-10-25, Income Taxes* ("ASC Topic 740"), nor did the Company have any unrecognized tax benefits as of the periods presented herein. The Company's current tax year, 2024, 2023, and 2022 federal and state tax returns remain subject to examination by the Internal Revenue Service and state departments of revenue.

The tax character of distributions for the fiscal years ended December 31, 2025, 2024, and 2023 was as follows:

	For the year ended December 31,					
	2025		**2024**		**2023**	
Ordinary income distributions	$ 174,056[1]	100.0%	$ 151,868[2]	99.8%	$ 50,918[3]	99.5%
Capital gains distributions.	—	—	369	0.2	271	0.5
Return of capital	—	—	—	—	—	—
Total distributions	$ 174,056	100.0%	$ 152,237	100.0%	$ 51,189	100.0%

(1)   Includes 87.63% interest-related dividends. Interest-related dividends received by nonresident aliens and foreign corporations are generally eligible for exemption from U.S. withholding tax in accordance with Sections 871(k) of the Code.
(2)   Includes 86.96% interest-related dividends. Interest-related dividends received by nonresident aliens and foreign corporations are generally eligible for exemption from U.S. withholding tax in accordance with Sections 871(k) of the Code.
(3)   Includes 94.47% interest-related dividends. Interest-related dividends received by nonresident aliens and foreign corporations are generally eligible for exemption from U.S. withholding tax in accordance with Sections 871(k) of the Code.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 15 — Income Tax Information and Distributions to Stockholders (cont.)

For the years ended December 31, 2025, 2024, and 2023, the reconciliation of net increase in net assets resulting from operations to taxable income is as follows:

	For the year ended December 31,		
	2025	**2024**	**2023**
Book income (loss) from operating activities	$ 97,964	$ 81,989	$ 37,147
Net unrealized (gain)/loss on investments	20,243	74,213	7,041
Nondeductible expenses	2,054	1,728	131
Temporary differences	56,095	35,639	5,077
Taxable income before deductions for distributions paid	$ 176,356	$ 193,569	$ 49,396

For the years ended December 31, 2025, 2024, and 2023, the components of accumulated gain and losses on a tax basis were as follows:

	For the year ended December 31,		
	2025	**2024**	**2023**
Undistributed ordinary income	$ 50,613	$ 43,879	$ 2,174
Undistributed long term gain (loss)	—	—	369
Undistributed capital loss carryforward	—	—	—
Total undistributed net earnings (loss)	50,613	43,879	2,543
Net unrealized gain (loss) on investments	(165,652)	(142,531)	(12,414)
Other accumulated gain (loss) on investments	(576,014)	(508,995)	(2,368)
Total undistributed taxable income (loss)	$ (691,053)	$ (607,648)	$ (12,239)

As of December 31, 2025, the Company had short-term capital loss carryforwards of $10.5 million and long-term capital loss carryforwards of $438.0 million, with no expiration, available to offset future capital gains. As of December 31, 2024, the Company had short-term capital loss carryforwards of $12.8 million and long-term capital loss carryforwards of $390.6 million, with no expiration, available to offset future capital gains.

At December 31, 2025 and 2024, gross unrealized appreciation and gross unrealized depreciation based on cost for federal income tax purposes were as follows:

	December 31, 2025	December 31, 2024
Tax cost	4,226,880	4,104,970
Gross unrealized appreciation	178,179	102,518
Gross unrealized depreciation	(343,831)	(245,049)

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 15 — Income Tax Information and Distributions to Stockholders (cont.)

During the years ended December 31, 2025 and 2024, as a result of permanent book-to-tax differences, the Company made reclassifications among components of net assets as follows:

	Total distributable earnings (loss)	Paid in capital
2025.	$ (13,644)	$ 13,644
2024.	$ (532,417)	$ 532,417

These differences primarily relate to non-deductible excise tax expenses, subsidiaries, investments in partnerships, controlled foreign corporations, and merger-related items. Aggregate stockholders' equity was not affected by this reclassification.

Tax information for the fiscal year ended December 31, 2025 is an estimate and will not be finally determined until the Company files its 2025 tax return.

As of December 31, 2025, the Company's domestic subsidiaries are expected to have net operating losses and unrealized gains. As a result, the Company has deferred tax assets of $69.8 million and deferred tax liabilities of $(87.6) million. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. As of December 31, 2025, deferred tax assets have been offset by valuation allowances of $(4.1) million. The net deferred tax liability is included within accounts payable and accrued expenses in the Consolidated Statements of Assets and Liabilities.

As of December 31, 2024, the Company's domestic subsidiaries are expected to have net operating losses and unrealized gains. As a result, the Company has deferred tax assets of $37.2 million and deferred tax liabilities of $(52.6) million. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. As of December 31, 2024, deferred tax assets have been offset by valuation allowances of $0.4 million. The net deferred tax liability is included within accounts payable and accrued expenses in the Consolidated Statements of Assets and Liabilities.

The deferred tax asset valuation allowance, if applicable, has been determined pursuant to the provisions of *ASC Topic 740*, including the Company's estimation of future taxable income, if necessary, and is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized.

As of December 31, 2025, the Company had differences between book basis and tax basis cost of $187.5 million from investments classified as partnerships, controlled foreign corporations, and non-taxable investment restructurings, and $(138.9) million from investments in domestic subsidiaries and investments acquired via the Mergers. As of December 31, 2024, the Company had differences between book basis and tax basis cost of $126.7 million from investments classified as partnerships and non-taxable investment restructurings, and $(74.9) million from investments in domestic subsidiaries and investments acquired via the Mergers.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 16 — Financial Highlights

The Company commenced investing operations on January 7, 2021. Net asset value attributable to common stock, at the beginning of the period from January 7, 2021 to December 31, 2021 represents the initial price per share issued on that date. The following is a schedule of financial highlights for the years ended December 31, 2025, 2024, 2023, 2022, and for the period from January 7, 2021 to December 31, 2021:

	For the years ended December 31,				For the period from January 7, 2021 to December 31, 2021
	2025	2024	2023	2022	
Per share data:					
Net asset value attributable to common stock, beginning of period	$ 14.10	$ 14.88	$ 15.13	$ 15.46	$ 15.00
Results of operations[1]					
Net investment income (loss)	1.21	1.47	2.11	1.68	0.78
Net realized and unrealized gain (loss) on investments, net of change in deferred taxes	(0.44)	(0.77)	(0.28)	(0.44)	0.52
Net realized and unrealized gain (loss) on derivatives	(0.00)[9]	—	(0.06)	—	—
Net increase (decrease) in net assets resulting from operations attributable to common stockholders and participating securities	0.77	0.70	1.77	1.24	1.30
Accretion to redemption value of Series A redeemable convertible preferred stock[1]	(0.00)[9]	(0.00)[9]	(0.00)[9]	(0.00)[9]	(0.00)[9]
Accrual of Series A redeemable convertible preferred stock distributions[1]	(0.05)	(0.06)	(0.30)	(0.07)	—
Net increase (decrease) in net assets resulting from operations attributable to common stockholders	0.72	0.64	1.47	1.17	1.30
Stockholder distributions[2]					
Common stockholder distributions from net investment income	(1.24)	(1.42)	(1.71)	(1.47)	(0.30)
Common stockholder distributions from capital gains	—	(0.00)[9]	(0.01)	—	—
Net decrease in net assets resulting from stockholder distributions	(1.24)	(1.42)	(1.72)	(1.47)	(0.30)
Other[3]	—	—	—	(0.03)	(0.54)
Net asset value attributable to common stock, end of period	$ 13.58	$ 14.10	$ 14.88	$ 15.13	$ 15.46
Common shares outstanding at end of period	135,487,319	135,487,595	26,080,389	24,609,132	15,260,764
Total return[4]	5.22%	4.25%	10.12%	7.62%	3.08%

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 16 — Financial Highlights (cont.)

	For the years ended December 31,				For the period from January 7, 2021 to December 31, 2021
	2025	**2024**	**2023**	**2022**	**2021**
Ratio/Supplemental data attributable to common stock:					
Total net assets attributable to common stock, end of period.	$ 1,840,070	$ 1,910,377	$ 388,119	$ 372,421	$ 235,973
Ratio of net investment income to average net assets attributable to common stock	8.77%	10.23%	13.97%	10.80%	3.49%
Ratio of total expenses to average net assets attributable to common stock[5]	13.62%	12.21%	12.73%	10.15%	7.76%
Ratio of incentive fees to average net assets attributable to common stock[6]	1.77%	1.95%	2.01%	1.48%	0.93%
Ratio of total net expenses to average net assets attributable to common stock[7]	13.62%	12.21%	10.72%	8.67%	6.83%
Ratio of debt related expenses to average net assets attributable to common stock	7.53%	6.38%	8.12%	5.99%	2.98%
Portfolio turnover rate[8]	24.01%	18.86%	9.93%	9.03%	3.46%

———————

(1) The per share data was derived by using the weighted average common shares outstanding during the period.

(2) The per share data for distributions reflects the actual amount of distributions declared per share during the period.

(3) Represents the impact of calculating certain per share amounts based on weighted average common shares outstanding during the period and certain per share amounts based on common shares outstanding as of period end.

(4) Total return is calculated assuming a purchase of shares of Common Stock at the current net asset value attributable to Common Stock on the first day and a sale at the current net asset value attributable to Common Stock on the last day of the periods reported. Common Stock distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP.

(5) Ratio of total expenses to average net assets attributable to common stock is calculated using total operating expenses, including income tax expense, over average net assets attributable to common stock.

(6) Represents gross incentive fees, prior to any incentive fee waivers. Incentive fees for the first twelve calendar quarters are waived, refer to Note 4 — Related Party Transactions for additional details.

(7) Ratio of net expenses to average net assets attributable to common stock is calculated using total operating expenses, including income tax expense, less applicable waivers over average net assets attributable to common stock.

(8) Portfolio turnover rate is calculated using the lesser of year-to-date purchases or sales over the average of the invested assets at fair value.

(9) Less than $0.01.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 17 — Schedules of Investments and Advances to Affiliates

The following table presents the Schedule of Investments and Advances to Affiliates for the year ended December 31, 2025:

Portfolio Company[1]	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2024	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss)[6]	Fair Value at December 31, 2025
Control Investments								
BCPE Oceandrive Buyer, Inc.[5]	Senior Secured First Lien Debt	$ 12	$ —	$ 169	$ (246)	$ (86)	$ 163	$ —
BCPE Oceandrive Buyer, Inc.[5]	Senior Secured First Lien Debt	146	—	8,307	—	—	—	8,307
BCPE Oceandrive Buyer, Inc.[5]	Senior Secured First Lien Debt	235	—	10,109	(5,373)	248	—	4,984
BCPE Oceandrive Buyer, Inc.[5]	Equity/Other Investments	—	—	12,528	—	—	—	12,528
BCPE Oceandrive Buyer, Inc.[4][5]	Senior Secured First Lien Debt	—	—	—	—	—	—	—
Danish CRJ, Ltd.[2][4][5]	Equity/Other Investments	—	—	—	—	—	—	—
FBLC Senior Loan Fund, LLC [3][5][7]	Joint Venture	27,380	404,934	—	(179,978)	(296)	296	224,956
Kahala Aviation, LLC[5]	Subordinated Debt	3,360	—	33,874	—	—	37	33,911
Kahala Aviation, LLC[2][5]	Equity/Other Investments	—	2,308	7,545	—	—	477	10,330
Kahala Ireland Opco DAC[5]	Subordinated Debt	—	—	—	—	—	—	—
Kahala US OpCo, LLC[2][4][5]	Equity/Other Investments	83	—	—	—	—	—	—
MGTF Holdco, LLC[2][5]	Equity/Other Investments	—	—	—	—	—	—	—
MGTF Radio Company, LLC[5]	Senior Secured First Lien Debt	1,116	31,672	103	—	—	(20,367)	11,408
Post Road Equipment Finance, LLC[5][7]	Equity/Other Investments	11,274	119,233	8,926	—	—	93	128,252
Post Road Equipment Finance, LLC[5][7]	Subordinated Debt	7,595	62,599	(2)	—	—	4	62,601
Post Road Equipment Finance, LLC[5][7]	Subordinated Debt	3,864	35,000	23,000	(24,000)	—	—	34,000
Post Road Equipment Finance, LLC[5][7]	Subordinated Debt	190	3,000	10,000	(13,050)	—	50	—
Siena Capital Finance, LLC[5]	Equity/Other Investments	13,727	77,310	—	—	—	418	77,728
Siena Capital Finance, LLC[5]	Subordinated Debt	7,109	49,500	27,990	—	—	10	77,500
WPNT, LLC[2][5]	Equity/Other Investments	—	—	—	—	—	—	—
Total Control Investments		$ 76,091	$ 785,556	$ 142,549	$ (222,647)	$ (134)	$ (18,819)	$ 686,505
Affiliate Investments								
Cirque Du Soleil Holding USA Newco, Inc.[2]	Equity/Other Investments	$ —	$ —	$ 17,441	$ —	$ —	$ (2,809)	$ 14,632
Coronis Health I, LLC[5]	Senior Secured First Lien Debt	37	—	532	—	—	—	532
Coronis Health I, LLC[5]	Senior Secured First Lien Debt	311	—	4,225	—	—	—	4,225

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 17 — Schedules of Investments and Advances to Affiliates (cont.)

Portfolio Company[1]	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2024	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss)[6]	Fair Value at December 31, 2025
Coronis Health I, LLC[5]	Senior Secured Second Lien Debt	$ 92	$ —	$ 2,751	$ —	$ —	$ —	$ 2,751
Coronis Health I, LLC[2][5]	Equity/Other Investments	—	—	4,900	—	—	—	4,900
CRS-SPV, Inc.[2][5]	Equity/Other Investments	—	1,704	—	—	—	304	2,008
First Eagle Greenway Fund II, LLC[2][4]	Equity/Other Investments	—	255	—	(244)	(131)	120	—
Integrated Efficiency Solutions, Inc.[5]	Senior Secured First Lien Debt	105	1,393	—	(15)	—	—	1,378
Integrated Efficiency Solutions, Inc.[5]	Senior Secured Second Lien Debt	1	446	—	—	—	222	668
Integrated Efficiency Solutions, Inc.[5]	Senior Secured First Lien Debt	10	210	150	(360)	—	—	—
Integrated Efficiency Solutions, Inc.[4][5]	Senior Secured First Lien Debt	17	—	240	(249)	9	—	—
Integrated Efficiency Solutions, Inc.[2][5]	Equity/Other Investments	—	—	—	—	—	—	—
Integrated Efficiency Solutions, Inc.[2][5]	Equity/Other Investments	—	—	—	—	—	—	—
NewStar Arlington Senior Loan Program, LLC 14-1A FR[5]	Collateralized Securities	794	4,237	48	—	—	37	4,322
NewStar Arlington Senior Loan Program, LLC 14-1A SUB[5]	Collateralized Securities	(88)	2,170	—	—	—	(2,170)	—
Newstar Fairfield Fund CLO, Ltd. 2015-1RA F[4][5]	Collateralized Securities	17	2,457	3	(2,457)	137	(140)	—
Newstar Fairfield Fund CLO, Ltd. 2015-1RA SUB[5]	Collateralized Securities	—	1,208	—	—	—	(731)	477
ORG GC Holdings, LLC[5]	Senior Secured First Lien Debt	1,124	10,112	(3)	—	—	2	10,111
ORG GC Holdings, LLC[5]	Equity/Other Investments	—	—	—	—	—	—	—
ORG GC Holdings, LLC[5]	Senior Secured Second Lien Debt	576	4,999	578	—	—	(2,767)	2,810
ORG GC Holdings, LLC[4][5]	Equity/Other Investments	—	—	—	—	—	—	—
ORG GC Holdings, LLC[2][5]	Equity/Other Investments	—	—	—	—	—	—	—
PennantPark Credit Opportunities Fund II, LP[2]	Equity/Other Investments	—	603	—	—	—	(51)	552
Tennenbaum Waterman Fund, LP	Equity/Other Investments	—	5,802	—	(5,020)	—	(321)	461
Total Affiliate Investments		$ 2,996	$ 35,596	$ 30,865	$ (8,345)	$ 15	$ (8,304)	$ 49,827
Total Control & Affiliate Investments		$ 79,087	$ 821,152	$ 173,414	$ (230,992)	$ (119)	$ (27,123)	$ 736,332

*   Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities, and the movement of an existing portfolio company into this category from a different category.

**   Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities, and the movement of an existing portfolio company out of this category into a different category.

(1)   The principal amount and ownership detail are shown in the Consolidated Schedules of Investments.

(2)   Investment is non-income producing at December 31, 2025.

(3)   The Company and CCLF are the members of SLF, a joint venture formed as a Delaware limited liability company that is not consolidated by either member for financial reporting purposes. The members make investments in SLF in the form of LLC equity interests as SLF makes investments, and all portfolio and other material decisions regarding SLF must be

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 17 — Schedules of Investments and Advances to Affiliates (cont.)

submitted to SLF's board of directors which is comprised of an equal number of members appointed by each the Company and CCLF. Because management of SLF is shared equally between us and CCLF, we do not believe we control SLF for purposes of assessing consolidation under U.S. GAAP or otherwise.

(4) Investment no longer held as of December 31, 2025.

(5) The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's Board of Directors as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(6) Gross of net change in deferred taxes in the amount of $(6.1) million.

(7) The Company's investment falls under the definition of a significant subsidiary, as it exceeded the threshold of at least one of the tests under Rule 4-08(g), or exceeded the threshold of at least one of the tests under Rule 3-09. See *Note 3* for summarized financial information.

Dividends and interest for the year ended December 31, 2025 attributable to Controlled and Affiliated investments no longer held as of December 31, 2025 were $117.1 thousand.

Realized gain (loss) for the year ended December 31, 2025 attributable to Controlled and Affiliated investments no longer held as of December 31, 2025 was $15.2 thousand.

Change in unrealized gain (loss) for the year ended December 31, 2025 attributable to Controlled and Affiliated investments no longer held as of December 31, 2025 was $(20.1) thousand.

The following table presents the Schedule of Investments and Advances to Affiliates for the year ended December 31, 2024:

Portfolio Company[1]	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2023	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss)[7]	Fair Value at December 31, 2024
Control Investments								
CRS-SPV, Inc.[4][5]	Senior Secured First Lien Debt	$ —	$ —	$ 45	$ (45)	$ —	$ —	$ —
Danish CRJ, Ltd.[5]	Equity/Other Investments	—	—	—	—	—	—	—
FBLC Senior Loan Fund, LLC[3][5][7]	Joint Venture	31,969	—	404,934	501	—	(501)	404,934
Kahala US OpCo, LLC[5]	Equity/Other Investments	—	—	2,739	75	—	(506)	2,308
Kahala Ireland OpCo Designated Activity Company[4][5]	Equity/Other Investments	—	—	—	—	—	—	—
Kahala Ireland OpCo Designated Activity Company[4][5]	Equity/Other Investments	—	—	538	(538)	—	—	—
Kahala US OpCo, LLC[5]	Equity/Other Investments	—	—	—	—	—	—	—
Lakeview Health Holdings, Inc.[4][5]	Senior Secured First Lien Debt	19	—	714	(714)	—	—	—
Lakeview Health Holdings, Inc.[4][5]	Senior Secured First Lien Debt	4	—	227	(227)	—	—	—
MGTF Holdco, LLC[5]	Equity/Other Investments	—	—	—	—	—	—	—
MGTF Radio Company, LLC[5] . . .	Senior Secured First Lien Debt	12,882	—	45,598	(688)	6	(13,244)	31,672
Post Road Equipment Finance, LLC[5][7].	Subordinated Debt	3,579	11,000	38,999	(14,961)	—	(39)	35,000
Post Road Equipment Finance, LLC[5][7].	Subordinated Debt	117	—	7,000	(4,008)	—	8	3,000

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 17 — Schedules of Investments and Advances to Affiliates (cont.)

Portfolio Company[1]	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2023	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss)[7]	Fair Value at December 31, 2024
Post Road Equipment Finance, LLC[5][7]	Subordinated Debt	$ 7,940	$ 24,500	$ 38,117	$ 63	$ —	$ (81)	$ 62,599
Post Road Equipment Finance, LLC[5][7]	Equity/Other Investments	10,861	32,600	86,699	142	—	(208)	119,233
Siena Capital Finance, LLC[5]	Subordinated Debt	6,307	—	59,452	(9,902)	(14)	(36)	49,500
Siena Capital Finance, LLC[5]	Equity/Other Investments	11,050	—	77,310	127	—	(127)	77,310
WPNT, LLC[5]	Equity/Other Investments	—	—	—	—	—	—	—
Total Control Investments		$ 84,728	$ 68,100	$ 762,372	$ (30,175)	$ (8)	$ (14,734)	$ 785,556
Affiliate Investments								
CRS-SPV, Inc.[5]	Equity/Other Investments	$ —	$ —	$ 1,559	$ 2	$ —	$ 143	$ 1,704
First Eagle Greenway Fund II, LLC	Equity/Other Investments	—	—	374	1	—	(120)	255
Integrated Efficiency Solutions, Inc.[5]	Equity/Other Investments	—	—	—	—	—	—	—
Integrated Efficiency Solutions, Inc.[5]	Equity/Other Investments	—	—	—	—	—	—	—
Integrated Efficiency Solutions, Inc.[5]	Senior Secured First Lien Debt	16	—	345	(135)	—	—	210
Integrated Efficiency Solutions, Inc.[5]	Senior Secured First Lien Debt	99	—	1,406	(12)	—	(1)	1,393
Integrated Efficiency Solutions, Inc.[5]	Senior Secured Second Lien Debt	260	—	1,074	1	—	(629)	446
Lakeview Health Holdings, Inc.[4][5]	Senior Secured First Lien Debt	—	—	1,112	(1,112)	—	—	—
Lakeview Health Holdings, Inc.[4][5]	Senior Secured First Lien Debt	98	—	2,505	(2,503)	(2)	—	—
Lakeview Health Holdings, Inc.[4][5]	Senior Secured First Lien Debt	4	—	130	(130)	—	—	—
Lakeview Health Holdings, Inc.[4][5]	Senior Secured First Lien Debt	—	—	618	(649)	31	—	—
Lakeview Health Holdings, Inc.[4][5]	Equity/Other Investments	—	—	—	—	—	—	—
NewStar Arlington Senior Loan Program, LLC 14-1A FR[5]	Collateralized Securities	782	—	4,199	7	—	31	4,237
NewStar Arlington Senior Loan Program, LLC 14-1A SUB[5]	Collateralized Securities	409	—	5,472	(2,309)	—	(993)	2,170
Newstar Fairfield Fund CLO, Ltd. 2015-1RA F[5]	Collateralized Securities	1,338	—	9,257	(7,477)	536	141	2,457
Newstar Fairfield Fund CLO, Ltd. 2015-1RA SUB[5]	Collateralized Securities	—	—	—	—	—	1,208	1,208
ORG GC Holdings, LLC[5]	Senior Secured Second Lien Debt	960	—	5,640	8	—	(649)	4,999
ORG GC Holdings, LLC[5]	Senior Secured First Lien Debt	1,145	—	10,108	17	—	(13)	10,112

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 17 — Schedules of Investments and Advances to Affiliates (cont.)

Portfolio Company[1]	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2023	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss)[7]	Fair Value at December 31, 2024
ORG GC Holdings, LLC[5]	Senior Secured First Lien Debt	$ 3	$ —	$ —	$ —	$ —	$ —	$ —
ORG GC Holdings, LLC[5]	Equity/Other Investments	—	—	—	—	—	—	—
ORG GC Holdings, LLC[5]	Equity/Other Investments	—	—	—	—	—	—	—
PennantPark Credit Opportunities Fund II, LP.................	Equity/Other Investments	—	—	960	2	—	(359)	603
Tennenbaum Waterman Fund, LP ..	Equity/Other Investments	700	—	8,754	(2,066)	—	(886)	5,802
Total Affiliate Investments		$ 5,814	$ —	$ 53,513	$ (16,355)	$ 565	$ (2,127)	$ 35,596
Total Control & Affiliate Investments		$ 90,542	$ 68,100	$ 815,885	$ (46,530)	$ 557	$ (16,861)	$ 821,152

*   Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities, and the movement of an existing portfolio company into this category from a different category. Includes investments acquired in connection with the Mergers.

**   Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities, and the movement of an existing portfolio company out of this category into a different category.

(1)   The principal amount and ownership detail are shown in the Consolidated Schedules of Investments.

(2)   Investment is non-income producing at December 31, 2024.

(3)   The Company and CCLF are the members of SLF, a joint venture formed as a Delaware limited liability company that is not consolidated by either member for financial reporting purposes. The members make investments in SLF in the form of LLC equity interests as SLF makes investments, and all portfolio and other material decisions regarding SLF must be submitted to SLF's board of directors which is comprised of an equal number of members appointed by each the Company and CCLF. Because management of SLF is shared equally between us and CCLF, we do not believe we control SLF for purposes of assessing consolidation under U.S. GAAP or otherwise.

(4)   Investment no longer held as of December 31, 2024.

(5)   The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's Board of Directors as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(6)   Gross of net change in deferred taxes in the amount of $(2.1) million.

(7)   The Company's investment falls under the definition of a significant subsidiary, as it exceeded the threshold of at least one of the tests under Rule 4-08(g), or exceeded the threshold of at least one of the tests under Rule 3-09. See Note 3 for summarized financial information.

Dividends and interest for the year ended December 31, 2024 attributable to Controlled and Affiliated investments no longer held as of December 31, 2024 were $128.3 thousand.

Realized gain (loss) for the year ended December 31, 2024 attributable to Controlled and Affiliated investments no longer held as of December 31, 2024 was $29.3 thousand.

There was no change in unrealized gain (loss) for the year ended December 31, 2024 attributable to Controlled and Affiliated investments no longer held as of December 31, 2024.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 18 — Segment Reporting

The Company operates through a single operating and reporting segment with an investment objective to generate both current income and capital appreciation through debt and equity investments. The Chief Operating Decision Maker (the "CODM") is comprised of the Company's Chief Executive Officer, President, and Chief Financial Officer and the CODM assesses the performance and makes operating decisions of the Company on a consolidated basis primarily based on the Company's net increase in stockholders' equity resulting from operations ("net income"). The evaluation of this key metric is used in determining the allocation of resources and the amount of dividends to the Company's stockholders. As the Company's operations comprise a single reporting segment, the segment assets are reflected on the accompanying consolidated statements of assets and liabilities as total assets and the significant segment expenses are listed on the accompanying consolidated statements of operations.

Note 19 — Merger with FBLC

On January 24, 2024, the Company completed its previously announced acquisition of FBLC. Pursuant to the Merger Agreement, Merger Sub was first merged with and into FBLC, with FBLC continuing as the surviving company, and, immediately following the Merger, FBLC was then merged with and into the Company, with the Company continuing as the surviving company. In accordance with the terms of the Merger Agreement, at the effective time, each outstanding share of FBLC's common stock was converted into the right to receive 0.4647 shares of the Company's common stock. As a result of the Mergers, the Company issued an aggregate of 110.0 million shares of its common stock to FBLC stockholders.

The Merger was accounted for as an asset acquisition of FBLC by the Company in accordance with the asset acquisition method of accounting as detailed in *ASC 805*, Business Combinations, with the fair value of total consideration paid, including transaction costs, in conjunction with the Mergers allocated to the assets acquired and liabilities assumed based on their relative fair values as of the date of the Mergers. Generally, under asset acquisition accounting, acquiring assets in groups not only requires ascertaining the cost of the asset (or net assets), but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. The cost of the group of assets acquired in an asset acquisition was allocated to the individual assets acquired or liabilities assumed based on their relative fair values of net identifiable assets acquired other than certain "non-qualifying" assets (for example cash) and does not give rise to goodwill. As a result, the purchase price premium was allocated to the cost basis of the FBLC investments acquired by the Company on a pro-rata basis based on their relative fair values as of the effective time of the Merger. The Company will be the accounting survivor of the Mergers. The purchase premium allocated to the debt investments acquired will amortize over the life of each respective debt investment through interest income, with a corresponding adjustment recorded to unrealized depreciation on such investment acquired through its ultimate disposition. The purchase premium allocated to equity investments acquired will not amortize over the life of such investments through interest income and, assuming no subsequent change to the fair value of the equity investments acquired and disposition of such equity investments at fair value, the Company will recognize a realized loss with a corresponding reversal of the unrealized depreciation on disposition of such equity investments acquired. The Merger constitutes an integrated plan of the type contemplated in Internal Revenue Service Revenue Ruling 2001-46 and will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The Company has carried forward the historical cost basis of FBLC investments for tax purposes. As a result of the Merger, the Company is subject to an annual limit on its use of some of its unrealized capital losses to offset capital gains in future periods. If those losses are realized and the limitation prevents the Company from using any of those losses in a future period, those capital losses will be available to offset capital gains in subsequent periods. Additionally, net operating losses of one of the Company's domestic subsidiaries is subject to an annual limitation. Losses subject to limitation will be available in subsequent periods.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 19 — Merger with FBLC (cont.)

The following table summarizes the allocation of consideration paid to the assets acquired and liabilities assumed as a result of the Mergers:

Common Stock issued by the Company	$	1,594,261
Transaction costs		4,623
Consideration Paid	**$**	**1,598,884**
Investments	$	2,814,321
Cash and cash equivalents		58,478
Other Assets		48,585
Total Assets Acquired	**$**	**2,921,384**
Debt	$	1,286,190
Other Liabilities		40,933
Total liabilities acquired	**$**	**1,327,123**
Total net assets acquired	**$**	**1,594,261**

Note 20 — Senior Securities

Information about our senior securities (including debt securities and other indebtedness) is shown in the following tables as of December 31, 2025, 2024, 2023, 2022, and 2021.

The following is a summary of the senior securities as of December 31, 2025 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities		Asset Coverage Ratio Per Unit[1]		Involuntary Liquidation Preference Per Unit[2]		Asset Market Value Per Unit[3]
JPM Credit Facility	$	962,969	$	—	$	—	N/A
JPM Revolver Facility		2,216		—		—	N/A
Wells Fargo Credit Facility		300,000		—		—	N/A
2026 Notes		300,000		—		—	N/A
2029 Notes		398,759		—		—	N/A
2030 Notes		296,096		—		—	N/A
	$	2,260,040	$	1,848	$	—	N/A

	Total Amount Outstanding Exclusive of Treasury Securities		Asset Coverage Ratio Per Unit[1]		Involuntary Liquidation Preference Per Unit[2]		Asset Market Value Per Unit[3]
Redeemable convertible preferred stock Series A	$	77,500	$	—	$	—	N/A
	$	77,500	$	1,787	$	—	N/A

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 20 — Senior Securities (cont.)

The following is a summary of the senior securities as of December 31, 2024 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit[1]	Involuntary Liquidation Preference Per Unit[2]	Asset Market Value Per Unit[3]
JPM Credit Facility	$ 625,669	$ —	$ —	N/A
JPM Revolver Facility	439,216	—	—	N/A
Wells Fargo Credit Facility	300,000	—	—	N/A
2026 Notes	300,000	—	—	N/A
2029 Notes	398,400	—	—	N/A
Secured borrowings	30,758	—	—	N/A
	$ 2,094,043	$ 1,963	$ —	N/A

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit[1]	Involuntary Liquidation Preference Per Unit[2]	Asset Market Value Per Unit[3]
Redeemable convertible preferred stock Series A	$ 77,500	$ —	$ —	N/A
	$ 77,500	$ 1,892	$ —	N/A

The following is a summary of the senior securities as of December 31, 2023 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit[1]	Involuntary Liquidation Preference Per Unit[2]	Asset Market Value Per Unit[3]
Morgan Stanley Credit Facility	$ 322,000	$ —	$ —	N/A
Morgan Stanley Subscription Facility	33,344	—	—	N/A
	$ 355,344	$ 2,446	$ —	N/A

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit[1]	Involuntary Liquidation Preference Per Unit[2]	Asset Market Value Per Unit[3]
Redeemable convertible preferred stock Series A	$ 77,500	$ —	$ —	N/A
	$ 77,500	$ 1,971	$ —	N/A

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 20 — Senior Securities (cont.)

The following is a summary of the senior securities as of December 31, 2022 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit[1]	Involuntary Liquidation Preference Per Unit[2]	Asset Market Value Per Unit[3]
Morgan Stanley Credit Facility.	$ 356,500	$ —	$ —	N/A
Morgan Stanley Subscription Facility.	25,400	—	—	N/A
Short-term borrowings	20,792	—	—	N/A
	$ 402,692	$ 2,014	$ —	N/A

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit[1]	Involuntary Liquidation Preference Per Unit[2]	Asset Market Value Per Unit[3]
Redeemable convertible preferred stock				
Series A.	$ 36,147	$ —	$ —	N/A
	$ 36,147	$ 1,849	$ —	N/A

The following is a summary of the senior securities as of December 31, 2021 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit[1]	Involuntary Liquidation Preference Per Unit[2]	Asset Market Value Per Unit[3]
Morgan Stanley Credit Facility.	$ 190,000	$ —	$ —	N/A
Morgan Stanley Subscription Facility.	49,900	—	—	N/A
Short-term borrowings	41,302	—	—	N/A
	$ 281,202	$ 1,857	$ —	N/A

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit[1]	Involuntary Liquidation Preference Per Unit[2]	Asset Market Value Per Unit[3]
Redeemable convertible preferred stock				
Series A.	$ 5,000	$ —	$ —	N/A
	$ 5,000	$ 1,824	$ —	N/A

(1) Asset coverage per unit of senior securities representing indebtedness is the ratio of the carrying value of FBCC's total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit of senior securities that are stock is the ratio of the carrying value of FBCC's total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness plus the aggregate of the of the involuntary liquidation preference of all senior securities that are stock. Secured borrowings, which comprise financing amounts in respect of assets which underlie the Company's total return swaps, are excluded from the calculation of asset coverage as permitted by Rule 18f-4 promulgated under the 1940 Act. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness or per preferred share, as applicable.

(2) The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The "—" in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(3) Not applicable because senior securities are not registered for public trading.

FRANKLIN BSP CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
For the year ended December 31, 2025

Note 21 — Subsequent Events

In preparing these financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

There have been no subsequent events that occurred during such period that would require disclosure, or would be required to be recognized, in the consolidated financial statements as of and for the year ended December 31, 2025.